Exhibit 15.1

CONFIDENTIAL TREATMENT REQUESTED BY FEISHANG ANTHRACITE RESOURCES LIMITED

Subject to Completion, dated August 15, 2013

Information Statement dated          , 2013

[LOGO]

FEISHANG ANTHRACITE RESOURCES LIMITED

飛尚無煙煤資源有限公司

Ordinary Shares, par value HK$0.10 per share

China Natural Resources, Inc. (“CHNR”) is furnishing this information statement in connection with its spin-off (the “Spin-off”) of Feishang Anthracite Resources Limited (“Feishang Anthracite”). CHNR intends to effect the Spin-off by way of a distribution in specie of the entire issued share capital of Feishang Anthracite to the holders of the common shares of CHNR (the “Distribution”).

Feishang Anthracite is currently a wholly-owned subsidiary of CHNR. Feishang Anthracite is a producer of anthracite coal based in Guizhou province of the People’s Republic of China (the “PRC”) and is primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal. After the completion of the Spin-off, CHNR will no longer hold any shares in Feishang Anthracite.

In connection with the Spin-off, the ordinary shares of Feishang Anthracite will be distributed on a pro rata basis to holders of record of the common shares of CHNR on                       , 2013 (the “Distribution Record Date”). Holders of CHNR common shares (“CHNR Shareholders”) will be entitled to receive five Feishang Anthracite ordinary shares for each CHNR common share held on the Distribution Record Date. CHNR Shareholders will not be required to pay any consideration for the Feishang Anthracite ordinary shares that they will be entitled to receive in the Distribution or to surrender or exchange CHNR common shares in order to be entitled to receive Feishang Anthracite ordinary shares and do not need to take any other action in connection with the Spin-off. No CHNR Shareholder approval of the Spin-off or Distribution is required or sought. CHNR is not asking you for a proxy and you are requested not to send CHNR a proxy.

The Spin-off is subject to the conditions described under “The Spin-off” in this information statement. Investors who trade in the Feishang Anthracite ordinary shares prior to receipt of the Feishang Anthracite share certificates do so entirely at their own risk.

Currently, there is no trading market for Feishang Anthracite ordinary shares. The Feishang Anthracite ordinary shares are expected to be listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “          ” on or around              , 2013. Admission to listing and trading is subject to the approval of the Listing Committee of the  Hong Kong Stock Exchange. The Feishang Anthracite ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States. An active trading market for Feishang Anthracite ordinary shares is not expected to develop in the United States.

CHNR intends to treat the Distribution as a taxable dividend for U.S. Federal income tax purposes. See “Certain Material Tax Consequences” on page IS-22 of this information statement.

You should carefully consider the risks described under “Risk Factors Relating to the Distribution” beginning on page IS-13 of this information statement and under “Risk Factors” beginning on page 31 of the Hong Kong Listing Document.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Feishang Anthracite ordinary shares or passed upon the accuracy or adequacy of this information statement. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement was first mailed to CHNR Shareholders on or about                 , 2013.

TABLE OF CONTENTS

Information Statement

Listing Document

IS-i

ABOUT THIS INFORMATION STATEMENT

This information statement incorporates the listing document (the “Hong Kong Listing Document”) for the listing of the Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange, except for: (a) Appendix I — “Accountants’ Report of the Company” to the Hong Kong Listing Document, which contains our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 as audited by Ernst & Young in accordance with Auditing Guideline 3.340 Prospectuses and Reporting Accountant issued by the Hong Kong Institute of Certified Public Accountants; and (b) Appendix II — “Accountants’ Report of Guizhou Puxin” to the Hong Kong Listing Document, which contains the consolidated financial statements of Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”) as of December 31, 2009 and March 17, 2010 and for the 76-day period ended March 17, 2010.

In lieu of the financial statements contained in Appendix I — “Accountants’ Report of the Company” to the Hong Kong Listing Document, we have included in this information statement our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012, which have been audited by Ernst & Young in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Except for the auditing standards under which these financial statements were audited by Ernst & Young, these financial statements are substantially similar to those contained in Appendix I — “Accountants’ Report of the Company” to the Hong Kong Listing Document.  For purposes of this information statement, all references in the Hong Kong Listing Document to “Appendix I — ‘Accountants’ Report of the Company’” or “our consolidated financial statements” shall refer to our consolidated financial statements included in this information statement beginning on page F-1.  The consolidated financial statements of Guizhou Puxin contained in Appendix II — “Accountants’ Report of Guizhou Puxin” to the Hong Kong Listing Documents have been included in the Hong Kong Listing Document solely to satisfy the requirements of the Hong Kong Stock Exchange.  The financial position and results of operations of Guizhou Puxin have been consolidated into our consolidated financial statements since March 18, 2010.

This information statement should be read in conjunction with the Hong Kong Listing Document, and is qualified in its entirety by the more detailed information contained in the Hong Kong Listing Document. For the avoidance of doubt, the documents delivered to the Registrar of Companies and available for inspection set forth in Appendix VI to the Hong Kong Listing Document do not form a part of, and are not incorporated by reference in, this information statement.  Terms used but not defined herein shall have the meanings given to them in the Hong Kong Listing Document incorporated herein.

This information statement is being furnished solely to provide information to existing CHNR Shareholders who will be entitled to receive Feishang Anthracite ordinary shares in connection with the Spin-off. This information statement is not an offer to sell or a solicitation of any offer to buy any securities.  The Spin-off and listing of the Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange do not involve any offering of any ordinary shares or any other securities of Feishang Anthracite, and no proceeds will be raised.

The Feishang Anthracite ordinary shares to be distributed to you by CHNR in connection with the Distribution have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Feishang Anthracite ordinary shares are being registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a registration statement on Form 20-F. You can retrieve a copy of the Form 20-F registration statement from the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

After the completion of the Spin-off, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

No person has been authorized to give any information or to make any representations other than those contained in this information statement and, if given or made, such information or representations must not be relied upon as having been authorized.  The information in this information statement is only accurate as of the date hereof.  Nothing in this information statement may be relied upon as a promise or representation as to future results or events, and the delivery of this information statement does not imply that there has been no change in the affairs of Feishang Anthracite or CHNR or that the information in this information statement is correct as of any date subsequent to the date hereof.

You should not construe the contents of this information statement as investment, legal or tax advice and should consult with your own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of receiving Feishang Anthracite ordinary shares.

This information statement has not been and will not be submitted to the British Virgin Islands Registrar of Corporate Affairs, any other authority in the British Virgin Islands or the Hong Kong Stock Exchange, and may not be distributed to the public in the British Virgin Islands or in Hong Kong.

In this information statement, unless the context otherwise requires, when we use the terms “we”, “us”, “our” or “Company”, we are referring to Feishang Anthracite and its subsidiaries.

References in this information statement to “US$” and “U.S. dollars” are to United States dollars and references to “HK$” are to Hong Kong dollars; and all references to “RMB” or “Renminbi” are to Renminbi, the official currency of the PRC.

Unless otherwise stated in this information statement, Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2301 to US$1.00 and Hong Kong dollars have been translated into U.S. dollars at the rate of HK$7.7507 to US$1.00, which were exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. No representation is made that the U.S. dollar amounts have been, could have been or could be converted to Renminbi, or vice versa, or that the Hong Kong dollar amounts have been, could have been or could be converted to U.S. dollars, or vice versa, at that rate or at any other rate or at all.

Any discrepancies in any table or elsewhere in this information statement between totals and sums of amounts listed herein are due to rounding.

The financial information in this information statement, including the Hong Kong Listing Document, has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”), which differ in certain respects from accounting principles generally accepted in certain other countries, including generally accepted accounting principles in the United States.

SHAREHOLDER INQUIRIES

CHNR Shareholders with questions relating to the Spin-off may contact CHNR at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, email: info@chnr.net, telephone: +852 2810 7205. You may also request copies of this information statement by contacting CHNR at the above address, email address or telephone number.

ENFORCEABILITY OF CIVIL LIABILITIES

Feishang Anthracite is a company incorporated in and under the laws of the British Virgin Islands with limited liability, and all of Feishang Anthracite’s directors and officers reside outside the United States and all or a substantial portion of the assets of Feishang Anthracite and of such persons are located outside the United States.  As a result, it may not be possible for shareholders to effect service of process within the United States upon Feishang Anthracite or such persons, or to enforce against Feishang Anthracite or such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the Federal securities laws of the United States. Feishang Anthracite has been advised by its British Virgin Islands counsel, Maples and Calder, that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of United States courts, or civil liabilities predicated solely upon the Federal securities laws of the United States or the securities laws of any State or territory within the United States. Feishang Anthracite has also been advised by its PRC counsel, Commerce & Finance Law Offices, that there is doubt as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the Federal securities laws of the United States, since the PRC does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgment of courts.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. All statements other than statements of historical fact contained in this information statement, including, without limitation, statements relating to our strategies, plans, objectives, goals and targets, our future financial, business or other performance and development, the future development of our industry, the general economy of our key markets and globally, are intended to identify forward-looking statements. We also use the words “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “ought to”, “seek”, “should”, “will”, “would” and similar expressions to identify forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Important factors that could materially affect our actual results, performance or achievements include the risk factors set forth in “Risk Factors” in the Hong Kong Listing Document and the following:

•                                          our liquidity and financial condition;

•                                          our business strategies and plan of operations;

•                                          our future debt levels and capital needs and the availability and costs of bank loans and other forms of financing;

•                                          our capital expenditure plans;

•                                          projects under construction or planning;

•                                          the possibility of project cost overruns or unanticipated costs and expenses;

•                                          our production capacity;

•                                          our operations and business prospects;

•                                          our product mix;

•                                          changes in prices for anthracite coal;

•                                          supply and demand changes in anthracite coal markets;

•                                          changes in the competitive landscape in the anthracite coal industry;

•                                          our ability to reduce production costs;

•                                          our relationship with, and other conditions affecting, our customers;

•                                          risks inherent to coal mining, including accidents;

•                                          estimates of coal reserves;

•                                          our plans and objectives for future operations and expansion;

•                                          our dividend policy;

•                                          the regulatory environment and developments of our industry in general;

•                                          changes in political, economic, legal and social conditions in the PRC, including the PRC government’s specific policies with respect to the coal industries, economic growth, inflation, foreign exchange and the availability of credit; and

•                                          catastrophic losses from fires, floods, windstorms, earthquakes, diseases or other adverse weather-related damage.

These forward-looking statements are based on current plans and estimates, which speak only as of the date they are made, and numerous assumptions regarding our present and future business strategy and the environment in which we will operate in the future. Subject to the requirements of applicable laws, rules and regulations, we do not have any obligation to update or otherwise revise any forward-looking statements in this information statement, whether as a result of new information, future events or otherwise.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this information statement might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this information statement are qualified by reference to this cautionary statement.

SUMMARY

The following summary highlights information contained in, and is qualified in its entirety by, the more detailed information (including our consolidated financial information and the notes thereto) appearing elsewhere in this information statement. Since the following is a summary, it does not contain all of the information relevant to the Spin-off. Accordingly, you are urged to read the entire information statement, including the Hong Kong Listing Document.

OVERVIEW

We are a producer of anthracite coal based in Guizhou province of the PRC. We are primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal. Our mining assets consist of seven underground anthracite coal mines in Guizhou province, of which four have commenced commercial production, two are under construction and one is undergoing its pilot run phase. All of our anthracite coal mines are accessible by road and located in Guizhou province, which, according to the latest report released by the SAWS, had the largest anthracite coal resources among the provinces in Southwest China in 2008. The following table sets forth certain information regarding our seven anthracite coal mines as of the date of this listing document other than information regarding the total proved and probable reserves of our anthracite coal mines, which was as of April 30, 2013.

Anthracite Coal Mine	Stage of Production	Date of Initial/Expected Commercial Production	Total Proved and Probable Reserves (in million tonnes)	Permitted Annual Production Capacity (in tonnes)(1)
Baiping Coal Mine	Commercial production	June 2009	22.55	150,000
Liujiaba Coal Mine	Commercial production	December 2012	13.92	300,000
Zhulinzhai Coal Mine	Commercial production	April 2012	9.58	300,000
Gouchang Coal Mine	Commercial production (suspended)(2)	April 2011	5.72	90,000
Yongsheng Coal Mine	Pilot run	November 2013	52.96	600,000
Dayuan Coal Mine	Construction	February 2014	8.26	300,000
Dayun Coal Mine	Construction	July 2015	97.29	600,000
		Total	210.28	2,340,000

(1)   Represents the annual production capacity as permitted under the relevant mining rights permits.

(2)   Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy.

As of April 30, 2013, we had total proved and probable coal reserves of approximately 210.28 million tonnes and total permitted annual production capacity of 2.34 million tonnes. In 2010, 2011 and 2012, we sold 166,362 tonnes, 314,058 tonnes and 437,010 tonnes of anthracite coal, respectively, and had revenues of RMB38.7 million, RMB105.2 million and RMB141.9 million, respectively. In 2010, 2011 and 2012, the average selling price of the anthracite coal we produced was RMB232.4, RMB296.4 and RMB323.6 per tonne, respectively.

During the Track Record Period, we derived our revenue primarily from the sale of coal we produced. From time to time, we also engaged in coal trading activities by selling coal that we purchased from third party suppliers. In 2011 and 2012, revenue from sales of third party coal was RMB33.1 million and RMB1.1 million, respectively, representing 31.5% and 0.8%, respectively, of our total revenue. We did not engage in any coal trading activities in 2010, and we do not intend to engage in any significant coal trading activities in the future.

In the PRC, end users generally characterize anthracite coal as thermal coal, chemical coal or PCI coal. Prior to 2011, we sold substantially all of the coal produced from our mines as thermal coal. In each of 2011 and 2012, we derived approximately 5% of our revenue from the sale of chemical coal we produced, while our remaining revenue in each of these years was derived from the sale of thermal coal we produced and coal sourced from third parties. Subject to market conditions, we intend to significantly increase our sales of chemical coal in the future and begin selling PCI coal in 2014.

In order to increase our production capacity, we plan to optimize all of our currently operating anthracite coal mines by improving mine layout and upgrading mine infrastructure and equipment. We expect that our optimization plans will begin in 2015 and, after their expected completion in December 2018, we expect to be able to achieve an aggregate annual production capacity of 5.81 million tonnes. The estimated costs of our optimization plans are RMB807.5 million.

Under PRC law, each coal mine in the PRC must obtain certain permits prior to commencing commercial production, including a mining right permit, a safe production permit and a coal production permit. The following table sets forth certain information regarding our mining right permits, safe production permits and coal production permits as of the Latest Practicable Date:

	Mining Right Permit			Safe Production Permit		Coal Production Permit (5)
Mine	Holder/permit number	Permit date (month/year)	Expiration date (month/year)	Permit date (month/year)	Expiration date (month/year)	Permit date (month/year)	Expiration date (month/year)
Baiping Coal Mine(1)	Baiping Mining/ C5200002011111120121064	November 2011	August 2014	May 2012	May 2015	June 2009	June 2020
Liujiaba Coal Mine	Xinsong Coal/ C5200002009091120036374(2)	March 2011	September 2019	November 2012	November 2015	December 2012	December 2037
Zhulinzhai Coal Mine	Linjiaao Coal/ C5200002011031120108782	April 2011	July 2018	March 2012	March 2015	April 2012	April 2031
Gouchang Coal Mine	Gouchang Coal/ C5200002009121120048406	April 2011	April 2017	April 2011	April 2014	April 2011	April 2045
Yongsheng Coal Mine	Guizhou Yongfu/ C5200002012021120124117(3)	February 2012	November 2027	—	—	—	—
Dayuan Coal Mine	Dayuan Coal/ 5200002011051120118585	March 2013	March 2023	—	—	—	—
Dayun Coal Mine	Guizhou Dayun/ C5200002011031120112455(4)	March 2011	March 2031	—	—	—	—

(1)    In 2011 and 2012, the actual production output of Baiping Coal Mine exceeded its permitted annual production capacity under its mining right permit and coal production permit. See “Business — Our Anthracite Coal Mines — Mines in Commercial Production — Baiping Coal Mine” on page 97 of the Hong Kong Listing Document. We have applied for a mining right permit with an annual production capacity of 300,000 tonnes for Baiping Coal Mine and we expect to obtain such permit in 2014.

(2)    The mining right has been pledged to China Minsheng Bank.

(3)    The mining right has been pledged to China Minsheng Bank and Bank of China.

(4)    The mining right has been pledged to China Merchants Bank.

(5)    The National People’s Congress Standing Committee passed certain amendments to the Coal Law, which became effective on June 29, 2013, including removing the requirement of obtaining coal production permits.

Each of our anthracite coal mines currently utilizes manual longwall mining, semi-mechanical longwall mining or mechanical longwall mining methods to extract coal. Longwall mining refers to extracting coal from long rectangular blocks of coal seams. Manual longwall mining refers to drilling holes in the mining face, placing explosives and detonating the explosives to extract the coal. Mechanical and semi-mechanical longwall mining involve using a mechanical shearer in coal extraction. In mechanical longwall mining, the mine roof is held up during the extraction process by automatic hydraulic roof supports, while in semi-mechanical longwall mining, the mine roof is held up hydraulic roof supports that are operated manually. The following table sets forth the current extraction method of each of our anthracite coal mines:

Anthracite Coal Mine	Extraction Method
Baiping Coal Mine	Manual longwall
Liujiaba Coal Mine	Semi-mechanical longwall
Zhulinzhai Coal Mine	Manual longwall
Gouchang Coal Mine	Manual longwall
Dayun Coal Mine	Mechanical longwall
Yongsheng Coal Mine	Mechanical longwall
Dayuan Coal Mine	Semi-mechanical longwall

Our cash operating costs consist primarily of the costs of wages and labor, materials, power and maintenance. Set forth below are our cash operating costs of our coal mines that were in commercial production in 2012.  See Appendix III — “Competent Person’s Report” to the Hong Kong Listing Document.

	Total and Average Cash Operating Costs
Year	Tonnage	Total Cash Operating Costs	Average Cash Operating Costs
	(in thousands)	(RMB)	(RMB/Tonne of Saleable Coal Produced)
2012	410	49,920,000	121.8

Our capital expenditures were RMB219.7 million, RMB341.5 million and RMB360.2 million in 2010, 2011 and 2012, respectively. Our capital expenditures primarily related to the construction of our coal mines, purchase of mining-related equipment and machinery and pre-payments for land use rights for our coal mines. We expect to pay approximately an aggregate of RMB545.0 million in 2013 and 2014 for capital expenditures. See Appendix III — “Competent Person’s Report” to the Hong Kong Listing Document. We expect to fund these capital expenditures through interest-bearing bank loans and other borrowings. See “Financial Information — Indebtedness” to the Hong Kong Listing Document.

OUR STRENGTHS

We believe our principal strengths include the following:

•                                          anthracite is a relatively scarce and valuable resource;

•                                          our high quality coal reserve;

•                                          we are located in Guizhou province, which has one of the largest anthracite coal resources in the PRC;

•                                          we are well-positioned to capitalize on industry consolidation opportunities in Guizhou; and

•                                          our experienced management team.

BUSINESS STRATEGIES

We aim to grow our business by focusing on the following strategies:

•                                          achieve profitability through sales of higher margin chemical and PCI coal and increasing our production output;

•                                          strengthen our sales and marketing networks;

•                                          create a more vertically integrated business;

•                                          enhance our operational efficiency and cost control;

•                                          enhance the environmental and occupational health and safety standards of our operations; and

•                                          increase our anthracite coal production capacity in the long-term through mine optimization plans and acquisitions of high quality anthracite coal mines.

THE SPIN-OFF

The following is a brief summary of certain information contained elsewhere in this information statement and the Hong Kong Listing Document. This summary is qualified in its entirety by the more detailed information set forth in this information statement and the Hong Kong Listing Document.

Distributed Company

Feishang Anthracite Resources Limited, a company incorporated in the British Virgin Islands with limited liability on January 6, 2010 and a wholly-owned subsidiary of CHNR immediately prior to the Distribution.

Distributing Company	China Natural Resources, Inc., a company incorporated in the British Virgin Islands on December 14, 1993 and the sole shareholder of Feishang Anthracite immediately prior to the Distribution.
The Distribution and Spin-off

On                     , 2013, the board of directors of CHNR declared a conditional special interim dividend to the CHNR Shareholders to be satisfied by way of a distribution in specie of the entire issued share capital of Feishang Anthracite, being an aggregate of 124,554,580 ordinary shares, to all CHNR Shareholders in proportion to their respective shareholdings in CHNR on the Distribution Record Date.

CHNR Shareholders will be entitled to receive five Feishang Anthracite ordinary shares for each CHNR common share held on the Distribution Record Date. CHNR Shareholders will not be required to pay any consideration for the Feishang Anthracite ordinary shares that they will be entitled to receive in the Distribution or to surrender or exchange CHNR common shares in order to be entitled to receive Feishang Anthracite ordinary shares and do not need to take any other action in connection with the Distribution. After the completion of the Distribution, CHNR will no longer hold any shares in Feishang Anthracite.

Share certificates for Feishang Anthracite ordinary shares are expected to be dispatched on                    , 2013. The share certificates will only become valid if the Distribution becomes unconditional. In the event the Distribution does not become unconditional, dealings in the shares on the Hong Kong Stock Exchange will not commence on , 2013. In such event, we will make an announcement of the above and, if necessary, of a revised timetable. Investors who trade in Feishang Anthracite ordinary shares prior to the receipt of the share certificates do so entirely at their own risk.

The listing of and dealing in Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange is expected to commence on , 2013.
For further information, see “The Spin-off” in the Hong Kong Listing Document.
Conditions to the Distribution

The Distribution is conditional on the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, Feishang Anthracite ordinary shares in issue on the Main Board of the Hong Kong Stock Exchange.

Distribution Record Date	, 2013
In order to be entitled to receive Feishang Anthracite ordinary shares in the Distribution, CHNR Shareholders must be holders of record of CHNR common shares on the Distribution Record Date. The last day of dealings in CHNR common shares on the NASDAQ Capital Market with the entitlement to Feishang Anthracite ordinary shares will be                      , 2013 and the latest time for lodging transfers of the CHNR common shares with the share registrar with the entitlement to Feishang Anthracite ordinary shares will be 4:30 p.m., Hong Kong time, on                      , 2013. See “Expected Timetable” in the Hong Kong Listing Document.

Listing and Trading of Feishang Anthracite Ordinary Shares

There is currently no public market for Feishang Anthracite ordinary shares. Feishang Anthracite ordinary shares are expected to be listed on the Hong Kong Stock Exchange under the stock code “                               ” on or around , 2013. The proposed listing does not involve an offering of new shares or any other securities and no proceeds will be raised pursuant to the Listing. Admission to listing and trading is subject to the approval of the Listing Committee of the Hong Kong Stock Exchange. Feishang Anthracite ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

Risks Associated with the Distribution and Feishang Anthracite

There are certain risks associated with the Distribution and Feishang Anthracite. See “Risk Factors Relating to the Distribution” beginning on page IS-13 of this information statement and “Risk Factors” beginning on page 31 of the Hong Kong Listing Document.

No CHNR Shareholder Approval Required	No CHNR Shareholder approval of the Distribution is required or sought. CHNR is not asking you for a proxy and you are requested not to send CHNR a proxy.
No Appraisal Rights	CHNR Shareholders have no appraisal rights in connection with the Distribution.
Certain Relationships Among Mr. Li Feilie, CHNR and Feishang Anthracite After the Distribution

Immediately after the Distribution, Mr. Li Feilie will directly and indirectly own approximately 59.33% of the ordinary shares of Feishang Anthracite. For a discussion of certain continuing relationships among Mr. Li Feilie, CHNR and Feishang Anthracite, see “Relationship with Our Controlling Shareholders” and “Connected Transactions” in the Hong Kong Listing Document.

Certain Material Tax Consequences

The Distribution will not be subject to British Virgin Islands or Hong Kong tax, but CHNR intends to treat the Distribution as a taxable dividend for U.S. Federal income tax purposes. For a discussion of certain material income tax consequences, see “Certain Material Tax Consequences” in this information statement.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected historical consolidated income statements for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated statements of financial position as of December 31, 2010, 2011 and 2012 are derived from our consolidated financial statements, including the notes thereto, beginning on page F-1 of this information statement. You should read the summary historical consolidated financial statements set forth below in conjunction with our consolidated financial statements beginning on page F-1 of this information statement together with the accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB.

Selected Consolidated Income Statements

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands, except number of shares)
Revenue	38,668	105,211	141,939	22,783
Gross profit	13,215	30,922	46,050	7,392
Operating Loss	(54,545)	(22,985)	(36,602)	(5,875)
Profit/(Loss) Before Income Tax	562,134	(55,150)	(82,266)	(13,205)
Income tax (expense)/benefit	(6,141)	(9,750)	15,210	2,441
Profit/(Loss) for the Year	555,993	(64,900)	(67,056)	(10,763)
Attributable to:
Owners of the Company	562,432	(64,165)	(75,312)	(12,088)
Non-controlling interests	(6,439)	(735)	8,256	1,325
Earnings (losses) per share attributable to owners of the Company
Basic	562,432	(64,165)	(75,312)	(12,088)
Diluted	562,432	(64,165)	(75,312)	(12,088)
Weighted average number of shares outstanding
Basic	1	1	1	1
Diluted	1	1	1	1

Selected Consolidated Statements of Financial Position

	As of December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands, except number of shares)
Non-current assets	1,824,292	2,125,475	2,477,108	397,603
Current assets	107,222	179,085	285,754	45,867
Total assets	1,931,514	2,304,560	2,762,862	443,470
Current liabilities	544,306	811,181	1,315,865	211,211
Net current liabilities	437,084	632,096	1,030,111	165,344
Total liabilities	1,300,550	1,739,091	2,255,267	361,995
Equity attributable to owners of the Company	554,831	479,784	413,654	66,396
Non-controlling interests	76,133	85,685	93,941	15,079
Total equity	630,964	565,469	507,595	81,475

Key Financial Ratios

The table below sets forth our key financial ratios as of the dates or for the periods indicated.

	As of or for the year ended December 31,
	2010	2011	2012

Inventory turnover days(1)	49	26	31
Average trade and bill payable turnover days(2)	660	362	325
Average trade and bill receivable turnover days(3)	29	61	101
Gearing ratio(4)	47.5%	60.4%	68.8%
Gross margin(5)	34.2%	29.4%	32.4%

(1)   Inventory turnover days are calculated by dividing the arithmetic mean of the opening and closing balances of inventories for the year by cost of sales in that year and multiplying by 360 days.  As we did not have any commercial production until March 18, 2010, inventory turnover days for 2010 is calculated by dividing the arithmetic mean of the balance of inventories as of March 18 and December 31, 2010 by cost of sales for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(2)   The average trade and bill payables turnover days are calculated by dividing the arithmetic mean of the opening and ending balances of trade and bill payables for the year by cost of sales in the year and then multiplying by 360 days.  As we did not have any commercial production until March 18, 2010, the average trade and bill payables turnover days for 2010 is calculated by dividing the arithmetic mean of the balance of trade and bill payables as of March 18 and December 31, 2010 by cost of sales for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(3)   The average trade and bill receivables turnover days are calculated by dividing the arithmetic mean of the opening and ending balances of trade and bill receivables for the year by revenue in that year and then multiplying by 360 days.  As we did not have any commercial production until March 18, 2010, the average trade and bill receivables turnover days for 2010 is calculated by dividing the arithmetic mean of the balance of trade and bill receivables as of March 18 and December 31, 2010 by revenue for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(4)   Gearing ratio is calculated by dividing total interest-bearing debt by total capital at the end of the year and multiplying by 100%.  Interest-bearing debt includes interest-bearing loans and mining rights payables.  Capital includes total equity and interest-bearing debt.

(5)   Gross margin is calculated by dividing gross profit by revenue at the end of the year and multiplying by 100%.

RISK FACTORS RELATING TO THE DISTRIBUTION

You should carefully consider the risks described below and under “Risk Factors” beginning on page 31 in the Hong Kong Listing Document.

The combined market value of CHNR common shares and Feishang Anthracite ordinary shares after the Spin-off may be less than the market value of CHNR common shares prior to the Spin-off.

CHNR currently has two business segments: base metals exploration and mining; and anthracite coal exploration and mining, which is operated through Feishang Anthracite.  After the completion of the Distribution, CHNR will no longer hold any Feishang Anthracite ordinary shares and, accordingly, it will only retain its base metals exploration mining business.  Until the market has fully evaluated the business of CHNR without Feishang Anthracite, as well as the business of Feishang Anthracite on a stand-alone basis, the trading price of the common shares of CHNR and the ordinary shares of Feishang Anthracite may fluctuate significantly.  In particular, the combined market value of CHNR common shares and Feishang Anthracite ordinary shares after the Spin-off may be significantly less than the market value of CHNR common shares prior to the Spin-off.

CHNR intends to treat the Distribution as a taxable dividend for U.S. Federal income tax purposes.

It is not clear whether the Distribution would qualify  as a tax-free spin-off under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). If CHNR is required to report the Distribution to the IRS, CHNR intends to treat the Distribution as a taxable dividend to its Shareholders  for U.S. Federal income tax purposes. Under this treatment, as explained in “Certain Material Tax Consequences — United States Federal Income Taxation” in this information statement, U.S. holders of CHNR common shares would be subject to tax on the fair market value of the Feishang Anthracite ordinary shares they receive. Holders should consult their own tax advisers concerning the U.S. federal, state, local and other tax consequences of the Distribution in light of their particular circumstances.

Holders of the Feishang Anthracite ordinary shares located in the United States may not be able to participate in rights offerings or elect to receive dividends in the form of Feishang Anthracite ordinary shares and may experience dilution of their holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may not offer or sell securities in the United States unless we register those securities under the Securities Act or an exemption from the registration requirements of the Securities Act is available. We cannot assure you that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the Feishang Anthracite ordinary shares located in the United States may be unable to participate in rights offerings and may experience dilution of their holdings as a result.

We may offer, from time to time, a share dividend election to all our shareholders, subject to applicable securities laws, in respect of future dividends. We will, however, not permit our shareholders to exercise such election unless the issuance of our ordinary shares pursuant to such election is either exempt from registration under the Securities Act or registered under the provisions of the Securities Act. There can be no assurance that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to shares issuable pursuant to these elections or to endeavor to have a registration statement declared effective under the Securities Act. In addition, we may choose not to offer such election to some shareholders, and may instead offer those shareholders dividends in the form of cash only. Accordingly, our shareholders may be unable to elect to receive dividends in the form of our ordinary shares rather than cash and, as a result may experience dilution of their holdings.

We are a British Virgin Islands company and, because the rights of shareholders under British Virgin Islands differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are a company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, The BVI Business Companies Act, 2004, of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by The BVI Business Companies Act, 2004, and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The British Virgin Islands courts are also unlikely:

•                                          to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. Federal securities laws; and

•                                          to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. Federal securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal final and conclusive monetary judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

EXCHANGE RATE INFORMATION

The PRC

The People’s Bank of China (“PBOC”) sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the markets during the prior day. The PBOC also takes into account other factors such as the general conditions existing in the international foreign exchange market. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to that of the U.S. dollar. Under the policy, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies determined by the PBOC. On May 18, 2007, the PBOC increased the floating band of Renminbi trading prices against the U.S. dollar in the interbank spot foreign currency exchange market from 0.3% to 0.5%. This allows the Renminbi to fluctuate against the U.S. dollar by up to 0.5% above or below the central parity rate published by the PBOC. On June 19, 2010, the PBOC announced that it intends to further reform the Renminbi exchange rate regime by allowing greater flexibility in the Renminbi exchange rate. According to this announcement, the exchange rate floating bands will remain the same as previously announced, but the PBOC will place more emphasis on reflecting market supply and demand with reference to a basket of currencies. The floating band was further widened to 1.0% since April 16, 2012. The PRC government in the future may make further adjustments to the exchange rate system. The PBOC authorized the China Foreign Exchange Trading Center, effective since January 4, 2006, to announce the central parity exchange rate of certain foreign currencies against the Renminbi at 9:15 a.m. each business day. This rate is set as the central parity for the trading against the Renminbi in the inter-bank foreign exchange spot market and the over the counter exchange rate for that business day.

The following table sets forth the exchange rates between Renminbi and U.S. dollar for the periods indicated:

	Exchange rate(1)
Period	Period end	Average(2)	High	Low
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June	6.1374	6.1342	6.1488	6.1248
July	6.1284	6.1343	6.1408	6.1284
August (through August 9)	6.1217	6.1238	6.1302	6.1190

(1)   Exchange rates between the Renminbi and the U.S. dollar for all periods through December 31, 2008 represent the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Exchange rates between the Renminbi and the U.S. dollar from and after January 1, 2009 represent the daily rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)   Annual averages are calculated by averaging the exchange rates on the last business day of each month during the relevant year. Monthly averages are calculated by averaging the daily rates during the relevant monthly period.

Hong Kong

The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of HK$7.80 to US$1.00. Under existing Hong Kong law, (i) there are no foreign exchange controls that affect the remittance of dividend payments to United States residents and (ii) there are no limitations on the rights of non-residents or foreign owners to hold the Feishang Anthracite ordinary shares. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”), which came into effect on July 1, 1997, provides that no foreign exchange control policies shall be applied in Hong Kong.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issuance and withdrawal of Hong Kong currency in circulation, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the 22-year old trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has indicated its intention to maintain the link within that rate range. Under the Basic Law, the Hong Kong dollar will continue to circulate and remain freely convertible. The Hong Kong government has also stated that it has no intention to impose exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies, including the U.S. dollar. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 to US$1.00 or at all.

The following table sets forth the exchange rates between the Hong Kong dollar and the U.S. dollar for the periods indicated:

	Exchange rate(1)
Period	Period end	Average(2)	High	Low
	(HK$ per US$1.00)
2008	7.7499	7.7814	7.8159	7.7497
2009	7.7536	7.7513	7.7618	7.7495
2010	7.7810	7.7692	7.8040	7.7501
2011	7.7663	7.7793	7.8087	7.7634
2012	7.7507	7.7556	7.7699	7.7493
2013
January	7.7560	7.7530	7.7585	7.7503
February	7.7546	7.7552	7.7580	7.7531
March	7.7629	7.7592	7.7640	7.7551
April	7.7606	7.7631	7.7652	7.7606
May	7.7625	7.7614	7.7639	7.7587
June	7.7560	7.7602	7.7654	7.7534
July	7.7558	7.7567	7.7587	7.7535
August (through August 9)	7.7556	7.7560	7.7564	7.7556

(1)   Exchange rates between the Hong Kong dollar and the U.S. dollar for all periods through December 31, 2008 represent the noon buying rates for U.S. dollars in New York City for cable transfers in the Hong Kong dollar as certified for customs purposes by the Federal Reserve Bank of New York. Exchange rates between the Hong Kong dollar and the U.S. dollar from and after January 1, 2009 represent the daily rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)   Annual averages are calculated by averaging the exchange rates on the last business day of each month during the relevant year. Monthly averages are calculated by averaging the daily rates during the relevant monthly period.

CAPITALIZATION

The following table sets forth Feishang Anthracite’s capitalization as of                                , 2013. This table should be read in conjunction with the information under “Selected Historical Financial Information” in this information statement and Feishang Anthracite’s consolidated financial statements beginning on page F-1 of this information statement.

As of ,2013
	RMB	US$
(in thousands)
INTEREST-BEARING LOANS
Current
Working capital facilities
Bank loans — guaranteed
Current portion of long term bank loans — secured and guaranteed
Current portion of long term bank loans — guaranteed
Non-current
Bank loans — guaranteed
Bank loans — secured and guaranteed
Total Interest-Bearing Loans

DUE TO RELATED COMPANIES
Current
Non-Current
Total Due to Related Companies

EQUITY
Issued capital
Reserves
Equity Attributable to Owners of the Company

TOTAL CAPITALIZATION

MARKET INFORMATION

Currently, there is no trading market for Feishang Anthracite ordinary shares. Feishang Anthracite is seeking the approval of the Listing Committee of the Hong Kong Stock Exchange for the listing of Feishang Anthracite ordinary shares on the Hong Kong Stock Exchange. See “The Spin-off” in this information statement. The Feishang Anthracite ordinary shares are expected to be listed on the Hong Kong Stock Exchange under the stock code “        ” on or around              , 2013. The proposed listing does not involve an offering of new shares or any other securities and no new proceeds will be raised pursuant to the listing. There can be no assurance as to the establishment or continuity of any trading market for the Feishang Anthracite ordinary shares. The Feishang Anthracite ordinary shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

THE HONG KONG STOCK EXCHANGE

The Hong Kong Stock Exchange, which commenced trading on April 2, 1986, was formed upon the unification of the four stock exchanges then existing in Hong Kong and, by the end of 2012, listed the shares of 1,368 companies on the main board with a total market capitalization of approximately HK$21,872 billion. During the month ended December 31, 2012, the average trading volume in value for the main board per trading day on the Hong Kong Stock Exchange was approximately HK$61,092 million. On March 3, 1999, the Financial Secretary of Hong Kong announced in his budget speech a comprehensive reform of the securities and futures markets in Hong Kong, which included the demutualization and merger of the five recognized and approved market operators in Hong Kong, namely the Hong Kong Stock Exchange, Hong Kong Futures Exchange Limited, HKSCC, The SEHK Options Clearing House Limited and HKFE Clearing Corporation Limited under a single holding company (which was subsequently incorporated under the name of Hong Kong Exchanges and Clearing Limited (“HKEx”)). The merger became effective on March 6, 2000.

As a result of the merger, the former shareholders of the Hong Kong Stock Exchange and Hong Kong Futures Exchange Limited (together, the “Exchanges”) effectively exchanged their ownership rights in the Exchanges for economic interests in HKEx and the conventional right to receive dividends, while retaining their existing rights to trade on the Exchanges. At the same time, certain of the regulatory functions performed by the Exchanges were passed over to the SFC.

Shares in the HKEx were listed on the Hong Kong Stock Exchange on June 27, 2000. As a listed company on its own stock market, HKEx is regulated by the SFC to avoid any conflict of interest and to ensure a level playing field between HKEx and other listed companies which are subject to the Listing Rules. Regulation by the SFC is imposed through two sets of provisions. First, the Listing Rules have been amended to incorporate a new chapter (Chapter 38) relating specifically to the listing of HKEx and which sets out the requirements that must be satisfied for the securities of HKEx to be listed on the Hong Kong Stock Exchange Second, a Memorandum of Understanding, dated June 19, 2000 (which was subsequently replaced and superseded by another Memorandum of Understanding dated August 22, 2001), has been entered into among the SFC, HKEx and the Hong Kong Stock Exchange which sets forth the manner the parties to it will relate to each other in relation to:

•                                          HKEx’s and other applicants’ and issuers’ compliance with the Listing Rules;

•                                          the enforcement by the Hong Kong Stock Exchange of its rules in relation to HKEx’s securities and those of other applicants and issuers;

•                                          the SFC’s supervision and regulation of HKEx as a listed issuer and, where a conflict of interest arises, other applicants and issuers;

•                                          conflicts of interest which may arise between the interests of HKEx as a listed company and companies of which it is the controller, and the interests in the proper performance of regulatory functions by such companies; and

•                                          market integrity.

Trading on the Hong Kong Stock Exchange takes place on each business day with continuous trading being divided into morning and afternoon sessions. Trading is order-based using a computer-assisted trading system that conveys bid and ask prices for securities. Trades are then effected on a matched trade basis directly between buyers and sellers. All securities are traded in board lots. For most companies a board lot is 1,000 shares or 2,000 shares; odd lots are traded separately, usually at a small discount to the board lot prices. Settlement of trades on the Hong Kong Stock Exchange is required to take place on the second trading day after the day the trade takes place. All trades on the Hong Kong Stock Exchange are generally required to be settled between broker participants through CCASS, the central clearing and settlement system, operated by HKSCC. CCASS is the central depositary of share certificates and provides a computerized book-entry settlement of share transactions between its participants, which includes all broker participants of the Hong Kong Stock Exchange. Share certificates kept at CCASS are electronically recorded in the stock accounts of its participants. CCASS also facilitates money settlement between participants. It is also possible for settlement to take place outside CCASS (except in relation to trades between broker participants of the Hong Kong Stock Exchange). In such a case, share certificates, together with signed instruments of transfer, must be delivered on the second business day following the transaction and will typically be delivered against payment by check or bank cashier orders. There are no market-makers in the Hong Kong Stock Exchange except in the market for exchange-traded options, but exchange dealers may act as dual capacity broker-dealers. Short selling of securities at or through the Hong Kong Stock Exchange is currently prohibited except in respect of a limited group of securities.

The SFC charges a transaction levy of 0.003% of the consideration of each transaction and the Hong Kong Stock Exchange charges a trading fee of 0.005% of the consideration of each transaction, payable by both seller and buyer. In addition, member brokers charge brokerage commissions to either a buyer or a seller which are freely negotiated between such brokers and their clients. Additional administrative fees are also payable for trades settled through CCASS. Member brokers are required to make a contract note in respect of each transaction in securities. The contract note is required to be stamped with ad valorem stamp duty and to be delivered to the client not later than the end of the second trading day following the transaction.

The SFC, an independent, non-government statutory body outside the civil service that provides a general regulatory framework of the securities and futures industries, was established by the Hong Kong government in 1989. The SFC administers certain elements of Hong Kong securities law, including the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) which regulates, among other things, activities in the securities market, requirements and conduct of intermediaries, investor compensation, market misconduct and disclosure of interests.

The Hong Kong Stock Exchange promulgates its own rules governing share trading and disclosure of information to shareholders and investors. Companies listed on the Hong Kong Stock Exchange are required to comply with the provisions of the Listing Rules, which provide for, among other things, the issuance of interim and audited annual accounts to shareholders and the making of prompt public disclosure of material transactions and developments. In addition, the Hong Kong Codes on Takeovers and Mergers and Share Repurchases, which have been issued by the SFC but do not have the force of law, provide guidelines for the fair treatment of shareholders and preservation of an impartial trading market in connection with takeovers and mergers of public companies in Hong Kong and guidelines for share repurchases by such companies. Part XV of the Securities and Futures Ordinance also contains provisions which require certain persons interested (or deemed to be interested) in shares, underlying shares and short positions in listed companies in Hong Kong to disclose their interest in those shares in certain circumstances. Disclosure of the Directors’ interests in the Company is set out in Appendix V — “Statutory and General Information — Disclosure of Interests” starting on page V-13 in the Hong Kong Listing Document.

The Hong Kong Stock Exchange imposes a requirement on us to keep the Hong Kong Stock Exchange, the Shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us, including information which (i) is necessary to avoid a false market in our securities, or (ii) constitutes inside information within the meaning of the Securities and Futures Ordinance and which is required to be disclosed under Part XIVA of the Securities and Futures Ordinance.

There are also requirements under the Listing Rules for us to obtain prior shareholders’ approval and/or to disclose to shareholders details of certain acquisitions or disposal of assets and connected transactions.

The Hang Seng Index is a capitalization-weighted index of a portfolio of stocks (currently 50) listed on the Hong Kong Stock Exchange. The highest and lowest closing levels of the Hang Seng Index for the five years from 2008 to 2012 and the six months ended June 30, 2013 were as follows:

Year	Highest closing level	Lowest closing level
2008	27,615.85	11,015.84
2009	22,943.98	11,344.58
2010	24,964.37	18,985.50
2011	24,419.62	16,250.27
2012	22,666.59	18,185.59
2013 (through June 30, 2013)	23,822.06	19,813.98

CERTAIN INFORMATION CONCERNING CHNR

CHNR is incorporated in the British Virgin Islands with its principal executive offices at Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The telephone number of CHNR at this location is +852 2810 7205.

Following the Distribution, CHNR will continue to engage in base metals exploration and mining in the PRC.

Directors and Management

Upon the completion of the Spin-off:

•                                          Mr. TAM Cheuk Ho, an executive director of Feishang Anthracite, is expected to resign from his current positions at CHNR as an executive director and executive vice president;

•                                          Mr. WONG Wah On Edward, an executive director of Feishang Anthracite, is expected to resign from his current positions at CHNR as an executive director, chief financial officer and company secretary; and

•                                          Mr. YUE Ming Wai Bonaventure, chief financial officer and company secretary of Feishang Anthracite, is expected to resign from his current position at CHNR as financial controller.

Agreements with Feishang Anthracite

After the Spin-off, CHNR will be a “connected person” of Feishang Anthracite under the listing rules of the Hong Kong Stock Exchange.  As a result, certain additional compliance obligations on the part of Feishang Anthracite will arise from any transactions between CHNR and Feishang Anthracite that may occur after the Spin-off. See “Connected Transactions” in the Hong Kong Listing Document.

CERTAIN MATERIAL TAX CONSEQUENCES

The following discussion of the material British Virgin Islands, Hong Kong and United States Federal income tax consequences of the Distribution is based upon laws and relevant interpretations thereof in effect as of the date of this information statement, all of which are subject to change. This discussion does not address all possible tax consequences relating to the Distribution ordinary shares, including the tax consequences under United States state and local tax laws. CHNR Shareholders are urged to consult their own tax advisers concerning the overall tax consequences to them, including consequences arising under United States state and local or other tax laws.

British Virgin Islands Tax Consequences

The distribution of Feishang Anthracite ordinary shares as part of the Distribution will not be subject to British Virgin Islands tax.

Feishang Anthracite, as well as all dividends, interest, rents, royalties, compensation and other amounts paid by Feishang Anthracite to persons who are not resident in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations or other securities of Feishang Anthracite by persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any shares, debt obligation or other securities of Feishang Anthracite.

All instruments relating to transfers of property to or by Feishang Anthracite and all instruments relating to transactions in respect of the shares, debt obligations or other securities of Feishang Anthracite and all instruments relating to other transactions relating to the business of CHNR or Feishang Anthracite are exempt from payment of stamp duty in the British Virgin Islands. This assumes that CHNR and Feishang Anthracite do not hold an interest in real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to Feishang Anthracite.

Hong Kong Tax Consequences

The distribution of Feishang Anthracite ordinary shares as part of the Distribution will not be subject to Hong Kong tax.

Dividends

No tax is payable in Hong Kong in respect of dividends paid by Feishang Anthracite.

Capital Gains and Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of the Feishang Anthracite ordinary shares.

Trading gains from the sale of Feishang Anthracite ordinary shares by persons carrying on a trade, profession or business in Hong Kong where such gains arise in or are derived from Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. Currently, profits tax is imposed on corporations at the rate of 16.5% and on individuals and unincorporated businesses at a maximum rate of 15.0%. Gains from sales of Feishang Anthracite ordinary shares effected on the Hong Kong Stock Exchange will be considered to arise in or be derived from Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of the Feishang Anthracite ordinary shares effected on the Hong Kong Stock Exchange realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase, and by the seller on every sale, of Feishang Anthracite ordinary shares registered on Feishang Anthracite’s Hong Kong branch register. The duty is charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the shares transferred on each of the seller and purchaser. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5.00. Where a sale or purchase of Feishang Anthracite ordinary shares registered on Feishang Anthracite’s Hong Kong branch register is effected by a person who is not resident in Hong Kong and any stamp duty payable on the contract note is not paid, the relevant instrument of transfer (if any) shall be chargeable with such duty. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

No Hong Kong stamp duty will be levied on the transfer of Feishang Anthracite ordinary shares that are registered on a share register outside Hong Kong.

No Hong Kong stamp duty is payable in connection with the distribution of Feishang Anthracite ordinary shares to CHNR Shareholders in the Distribution.

United States Federal Income Taxation

This summary describes certain material U.S. Federal income tax consequences of the Distribution for CHNR Shareholders, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to such holder, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by holders. This summary applies only to a holder that will hold the Feishang Anthracite ordinary shares it receives in the Distribution as a capital asset, and does not apply to a holder subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings; a bank; a life-insurance company; a tax-exempt organization; regulated investment companies; real estate investment trusts; a person subject to the alternative minimum tax; U.S. expatriates; a person that holds his or her CHNR common shares (or that will hold his or her Feishang Anthracite ordinary shares) as part of a hedge, straddle or conversion transaction for tax purposes; a person whose functional currency for tax purposes is not the U.S. dollar; or a person that owns or is deemed to own 10% or more of any class of CHNR common shares (or of Feishang Anthracite ordinary shares).

This summary is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Holders should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of the Distribution in light of their particular circumstances.

For purposes of this summary, a “U.S. Holder” is, generally, a beneficial owner of CHNR common shares that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or (v) any other person that is subject to U.S. Federal income taxation on a net income basis with respect to the CHNR common shares.

If a partnership or other pass-through entity is a beneficial owner of CHNR common shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner or other owner and the activities of the entity. Partners and other owners of a partnership or other pass-through entity that own CHNR common shares should consult their own tax adviser regarding the tax consequences of the Distribution.

For the U.S. Federal income tax consequences of the Distribution to a holder that is not a U.S. Holder (a “non-U.S. Holder”), see the discussion below under “— Non-U.S. Holders.”

U.S. Holders

Taxation of the Distribution

It is not clear whether the Distribution should be treated as a tax-free spin-off under Section 355 of the Code. If CHNR is required to report the Distribution to the IRS, CHNR intends to take the view that the Distribution will be treated as a taxable distribution, and the remainder of the disclosure so assumes. Under this treatment, for U.S. Federal income tax purposes, the Distribution should be a taxable event for holders of CHNR common shares on the Distribution Record Date. Accordingly, a U.S. Holder:

•                                          should generally be treated as having received (at the time of receipt of the Feishang Anthracite ordinary shares) a taxable distribution (as explained below) in an amount equal to the fair market value of the Feishang Anthracite ordinary shares received in the Distribution,

•                                          should have a tax basis in its Feishang Anthracite ordinary shares equal to their fair market value on the date of the Distribution, and

•                                          should have a holding period in its Feishang Anthracite ordinary shares that will commence on the day after the date of the Distribution.

The fair market value of the Feishang Anthracite ordinary shares distributed by CHNR to a U.S. Holder should be taxed as a “dividend” to the extent of such holder’s proportionate share of CHNR’s current and accumulated earnings and profits (if any), and should otherwise be (i) a tax-free return of capital to the extent of such holder’s adjusted tax basis in his or her CHNR common shares and (ii) thereafter as a capital gain. CHNR does not maintain calculations of its earnings and profits in accordance with U.S. Federal income tax principles; accordingly holders should assume that the entire Distribution should be taxed as a dividend. CHNR intends to treat the distribution of Feishang Anthracite ordinary shares as a taxable dividend for U.S. federal income tax purposes, and the remainder of the disclosure so assumes.

Dividend Amount

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. Holder, the dividend amount is subject to U.S. federal income taxation.  If you are a noncorporate U.S. holder, the dividend will be taxable to you at a maximum rate of 20% provided that you hold the CHNR common shares for more than 60 days during the 121-day period beginning 60 days before the distribution date and meet other holding period requirements. The dividend amount will not be eligible for the dividends received deduction generally allowed to corporations.

Passive Foreign Investment Company Considerations

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

Based on CHNR’s audited accounts and relevant market and shareholder data, CHNR believes that it was not a PFIC for U.S. Federal income tax purposes under the foregoing tests with respect to its 2012 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change.

If CHNR were classified as a PFIC for 2012 or 2013, a U.S. Holder could be subject to an increased tax liability (possibly including an interest charge) upon the receipt of the Distribution. The PFIC rules are complex, and holders should consult their own tax advisers regarding the possible application of the PFIC rules to the Distribution.

Taxation of Future Distributions from Feishang Anthracite

Distributions made by Feishang Anthracite to a U.S. Holder should generally be taxed as a “dividend” to the extent of such holder’s proportionate share of Feishang Anthracite’s current and accumulated earnings and profits (if any), and should otherwise be (i) a tax-free return of capital to the extent of such holder’s adjusted tax basis in his or her Feishang Anthracite ordinary shares and (ii) thereafter as a capital gain. Feishang Anthracite does not maintain calculations of its earnings and profits in accordance with U.S. Federal income tax principles; accordingly, holders should assume that distributions they receive on their Feishang Anthracite ordinary shares should generally be taxed as dividends.

Distributions treated as dividends are includable in the income of a U.S. Holder as foreign source ordinary dividend income on the date the distribution is received by the holder and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in a foreign currency will be included in the income of a U.S. Holder as a dollar amount calculated by reference to the exchange rate in effect on the date of receipt, whether or not converted into U.S. dollars.

Sale, Exchange or Disposition of Feishang Anthracite Ordinary Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Feishang Anthracite ordinary shares will be subject to U.S. Federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in its Feishang Anthracite ordinary shares (which, as indicated under “— United States Federal Income Taxation — U.S. Holders — Taxation of the Distribution,” should generally be equal to their fair market value on the date of the Distribution) and the dollar-value of the amount realized on such sale, exchange or other disposition. If the amount realized is denominated in a foreign currency, such amount shall be determined at the spot rate on the date of disposition, or, at the spot rate on the settlement date if the Feishang Anthracite ordinary shares are traded on an established securities market and the holder is a cash basis U.S. holder or an accrual basis U.S. holder that so elects.

The gain or loss will be long-term gain or loss if the Feishang Anthracite ordinary shares were held for more than one year. The excess of net long-term capital gains over net short-term capital losses generally will be taxed at a lower rate than ordinary income for non-corporate taxpayers. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

A Non-U.S. Holder generally will be exempt from U.S. Federal income tax, including withholding tax and backup withholding tax, with respect to the Distribution. Similarly, a Non-U.S. Holder generally will be exempt from U.S. Federal income tax, including withholding tax and backup withholding tax, with respect to distributions from, and sale, exchange or other disposition of, its Feishang Anthracite ordinary shares. However, to qualify for these exemptions, a Non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See “—United States Federal Income Taxation —Information Reporting and Backup Withholding” below.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Feishang Anthracite ordinary shares.

Information Reporting and Backup Withholding

To the extent paid within the United States or through certain U.S. related financial intermediaries, the Distribution as well as future distributions on Feishang Anthracite ordinary shares and the sale, exchange or disposition of Feishang Anthracite ordinary shares are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, a Non-U.S. Holder may be required to provide a certification as to its non-U.S. status in connection with payments received within the United States or through certain U.S. related financial intermediaries.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s United States Federal income tax liability, provided that such holder provides the required information to the United States Internal Revenue Service.

EXPERTS

The consolidated financial statements of Feishang Anthracite Resources Limited as of December 31, 2010, 2011 and 2012 and for each of the three years in the period ended December 31, 2012, appearing in this information statement and included in our Registration Statement on Form 20-F have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Ernst & Young are located at 22nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

The competent person’s report included in Appendix III — “Competent Person’s Report” to the Hong Kong Listing Document is prepared and issued by Behre Dolbear Asia, Inc., 6430 S. Fiddler’s Green Circle, Suite 250, Greenwood Village, Colorado 80111, USA, an independent mineral industry advisory and consulting firm. Behre Dolbear Asia, Inc. has given and not withdrawn its written consent to the issue of the information statement with the inclusion of its report in the form and context in which it is included.

FEISHANG ANTHRACITE RESOURCES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Pages

Report of independent registered public accounting firm	F-2

Consolidated income statements	F-3

Consolidated statements of comprehensive income	F-4

Consolidated statements of financial position	F-5-F-6

Consolidated statements of changes in equity	F-7

Consolidated statements of cash flows	F-8-F-9

Notes to consolidated financial statements	F-10-F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Feishang Anthracite Resources Limited (Formerly known as “Wealthy Year Limited”)

We have audited the accompanying consolidated statements of financial position of Feishang Anthracite Resources Limited (the “Company”), formerly known as Wealthy Year Limited, as of December 31, 2010, 2011 and 2012, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010, 2011 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Certified Public Accountants
Hong Kong

August 14, 2013

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED INCOME STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		Year ended December 31,
		2010	2011	2012
	Notes	RMB’000	RMB’000	RMB’000

Revenue	4	38,668	105,211	141,939
Cost of sales	5	(25,453)	(74,289)	(95,889)
Gross profit		13,215	30,922	46,050
Selling and distribution expenses		(2,918)	(2,930)	(3,694)
Administrative expense		(55,822)	(49,432)	(77,334)
Other operating expenses		(9,020)	(1,545)	(1,624)

OPERATING LOSS		(54,545)	(22,985)	(36,602)

Finance costs	6	(6,007)	(31,841)	(44,533)
Interest income	8	115	564	1,048
Gain on bargain purchase of a subsidiary	30	624,148	—	—
Non-operating expenses, net	7	(1,577)	(888)	(2,179)

PROFIT / (LOSS) BEFORE INCOME TAX	8	562,134	(55,150)	(82,266)

Income tax (expense) / benefit	12	(6,141)	(9,750)	15,210

PROFIT / (LOSS) FOR THE YEAR		555,993	(64,900)	(67,056)

Attributable to:
Owners of the Company		562,432	(64,165)	(75,312)
Non-controlling interests		(6,439)	(735)	8,256
		555,993	(64,900)	(67,056)

EARNINGS / (LOSSES) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY
Basic	14	562,432	(64,165)	(75,312)
Diluted	14	562,432	(64,165)	(75,312)

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

PROFIT / (LOSS) FOR THE YEAR	555,993	(64,900)	(67,056)

Other comprehensive income:
Foreign currency translation adjustments	360	425	82

Total other comprehensive income for the year, net of tax	360	425	82

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE YEAR, NET OF TAX	556,353	(64,475)	(66,974)

Attributable to:
Owners of the Company	562,792	(63,740)	(75,230)
Non-controlling interests	(6,439)	(735)	8,256
	556,353	(64,475)	(66,974)

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2010, 2011 AND 2012

		As of December 31,
		2010	2011	2012
	Notes	RMB’000	RMB’000	RMB’000

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	16	1,789,275	2,030,611	2,327,641
Rehabilitation fund	17	19,507	23,018	29,894
Prepayments, deposits and other receivables	20	15,510	71,846	115,821
Deferred tax assets	12	—	—	3,752

TOTAL NON-CURRENT ASSETS		1,824,292	2,125,475	2,477,108

CURRENT ASSETS
Inventories	18	5,324	5,328	11,266
Trade and bills receivables	19	5,577	30,356	48,967
Prepayments, deposits and other receivables	20	19,839	28,759	37,455
Restricted bank deposits	21	—	21,000	7,082
Term deposits with an original maturity over three months	21	—	20,000	20,000
Cash and cash equivalents	21	76,482	73,642	160,984

TOTAL CURRENT ASSETS		107,222	179,085	285,754

TOTAL ASSETS		1,931,514	2,304,560	2,762,862

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

DECEMBER 31, 2010, 2011 AND 2012

		As of December 31,
		2010	2011	2012
	Notes	RMB’000	RMB’000	RMB’000
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables	22	80,017	69,402	103,798
Other payables and accrued liabilities	23	26,369	36,406	60,155
Interest-bearing bank and other borrowings	24	100,000	225,000	443,900
Due to related companies	32	314,235	451,380	672,401
Interest payable		4,253	5,979	9,093
Income tax payable		240	402	950
Mining rights payables	25	19,192	22,612	25,568

TOTAL CURRENT LIABILITIES		544,306	811,181	1,315,865

NET CURRENT LIABILITIES		437,084	632,096	1,030,111

TOTAL ASSETS LESS CURRENT LIABILITIES		1,387,208	1,493,379	1,446,997

NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	24	318,742	510,886	569,630
Interest payable		13,205	18,205	17,894
Deferred tax liabilities	12	285,849	289,416	267,004
Mining rights payables	25	132,966	103,378	77,810
Asset retirement obligations	26	5,482	6,025	7,064

TOTAL NON-CURRENT LIABILITIES		756,244	927,910	939,402

TOTAL LIABILITIES		1,300,550	1,739,091	2,255,267

EQUITY
Issued capital	27	—	—	—
Reserves	29	554,831	479,784	413,654

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		554,831	479,784	413,654
NON-CONTROLLING INTERESTS		76,133	85,685	93,941
TOTAL EQUITY		630,964	565,469	507,595

TOTAL LIABILITIES AND EQUITY		1,931,514	2,304,560	2,762,862

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Attributable to owners of the Company
	Issued capital	Safety fund and production maintenance fund*	Special reserve*	Merger reserve*	Retained earnings/ (accumulated losses)*	Exchange fluctuation reserve*	Total	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 29 (a)	Note 29 (b)	Note 29 (c)

At January 1, 2010	—	—	1,864	71,000	(48,305)	—	24,559	38,932	63,491
Profit / (loss) for the year	—	—	—	—	562,432	—	562,432	(6,439)	555,993
Foreign currency translation adjustments	—	—	—	—	—	360	360	—	360
Total comprehensive income / (loss) for the year	—	—	—	—	562,432	360	562,792	(6,439)	556,353
Deemed distribution to the owner of the Company (note 1.2(3))	—	—	—	(70,000)	—	—	(70,000)	—	(70,000)
Deemed contribution from the owner of the Company	—	—	17,009	—	—	—	17,009	—	17,009
Acquisition of Guizhou Puxin (note 30)	—	—	—	—	—	—	—	64,111	64,111
Gain / (loss) from Guizhou Yongfu reorganisation	—	—	—	—	20,471	—	20,471	(20,471)	—
Appropriation and utilisation of safety fund and production maintenance fund, net	—	1,066	—	—	(1,066)	—	—	—	—
At December 31, 2010	—	1,066	18,873	1,000	533,532	360	554,831	76, 133	630,964
Loss for the year	—	—	—	—	(64,165)	—	(64,165)	(735)	(64,900)
Foreign currency translation adjustments	—	—	—	—	—	425	425	—	425
Total comprehensive (loss) / income for the year	—	—	—	—	(64,165)	425	(63,740)	(735)	(64,475)
Distribution to the owner of the Company (note 1.2(4))	—	—	—	(1,000)	(20)	—	(1,020)	—	(1,020)
(Loss) / gain from Yangpu Dashi and Guizhou Dayun reorganisation	—	—	—	—	(10,287)	—	(10,287)	10,287	—
Appropriation and utilisation of safety fund and production maintenance fund, net	—	3,255	—	—	(3,255)	—	—	—	—
At December 31, 2011	—	4,321	18,873	—	455, 805	785	479,784	85,685	565,469
(Loss) / profit for the year	—	—	—	—	(75,312)	—	(75,312)	8,256	(67,056)
Foreign currency translation adjustments	—	—	—	—	—	82	82	—	82
Total comprehensive (loss) / income for the year	—	—	—	—	(75,312)	82	(75,230)	8,256	(66,974)
Deemed contribution from the owner of the Company (note 32(c))	—	—	9,100	—	—	—	9,100	—	9,100
Appropriation and utilisation of safety fund and production maintenance fund, net	—	4,127	—	—	(4,127)	—	—	—	—
At December 31, 2012	—	8,448	27,973	—	376,366	867	413,654	93,941	507,595

*These reserve accounts comprise the consolidated reserves of RMB554.8 million, RMB479.8 million and RMB413.7 million as of December 31, 2010, 2011 and 2012

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		Year ended December 31,
		2010	2011	2012
	Notes	RMB’000	RMB’000	RMB’000

OPERATING ACTIVITIES
Profit / (loss) before income tax		562,134	(55,150)	(82,266)
Adjustments for:
Interest income	8	(115)	(564)	(1,048)
Finance costs		5,917	31,366	44,410
Depreciation and amortisation	8	8,055	13,037	17,812
Equity-settled share option expense	28	17,009	—	—
Loss on disposal of items of property, plant and equipment	8	139	250	194
Gain on bargain purchase of subsidiaries	30	(624,148)	—	—
Sub-total		(31,009)	(11,061)	(20,898)
Increase in rehabilitation fund		(14,538)	(3,511)	(6,876)
Increase in trade and bills receivables		(2,073)	(23,242)	(15,409)
Increase in inventories		(1,659)	(4)	(5,938)
Increase in prepayments, deposits and other receivables		(15,062)	(8,920)	(8,696)
Increase in trade and bills payables		3,423	2,996	20,294
Increase in other payables and accrued liabilities		24,849	17,931	20,049
Cash used in operations		(36,069)	(25,811)	(17,474)
Interest received		115	564	1,048
Interest paid		(1,637)	(31,294)	(43,816)
Income tax paid		(2,133)	(6,021)	(10,406)

Net cash flows used in operating activities		(39,724)	(62,562)	(70,648)

INVESTING ACTIVITIES
Prepayment for purchase of land use rights		(3,566)	(14,812)	(12,508)
Purchase of items of property, plant and equipment		(216,165)	(326,655)	(347,672)
Net proceeds from disposal of items of property, plant and equipment		1,194	—	888
Net cash paid for acquisition of subsidiaries	30	2,558	(140,100)	—
Advances to related companies		(127,196)	(21,180)	(29,000)
Repayments from related companies		103,970	58,078	3,140
Term deposits with an original maturity over three months	21	—	(20,000)	—

Net cash flows used in investing activities		(239,205)	(464,669)	(385,152)

FEISHANG ANTHRACITE RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		Year ended December 31,
		2010	2011	2012
	Note	RMB’000	RMB’000	RMB’000

FINANCING ACTIVITIES
Proceeds from interest-bearing bank and other borrowings		318,742	360,000	501,258
Repayments of interest-bearing bank and other borrowings		—	(100,000)	(228,100)
Increase / (decrease) in restricted bank deposits	21	—	(21,000)	13,918
Advances from related companies		458,322	433,940	456,226
Repayments to related companies		(211,656)	(134,198)	(200,492)
Repayments to unrelated third parties	*	(261,673)	—	—
Prepayment of deferred bank loan interest		—	(14,370)	—
Net cash flows from financing activities		303,735	524,372	542,810

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		24,806	(2,859)	87,010

NET FOREIGN EXCHANGE DIFFERENCE		358	19	332

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		51,318	76,482	73,642

CASH AND CASH EQUIVALENTS AT END OF YEAR	21	76,482	73,642	160,984

Supplementary disclosures of cash flow information:
Total cash paid for interest (including capitalised interest of RMB16.2 million, RMB22.9 million and RMB42.8 million for the years ended December 31, 2010, 2011 and 2012, respectively)		17,861	54,162	86,579

*

Included in the amount is an outstanding cash consideration of RMB162.4 million paid in 2010 for the acquisition of Linjiaao Coal, Xinsong Coal, Dayuan Coal, Baiping Mining and Gouchang Coal by Guizhou Puxin, it was classified as “other current liabilities” under note 30, business combination.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1.                            GENERAL INFORMATION

1.1                     CORPORATE INFORMATION

The Company is a limited liability company incorporated in the British Virgin Islands (“BVI”) on January 6, 2010. The registered office of the Company is P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

China Natural Resources, Inc. (“CHNR”) is a BVI holding company incorporated in 1993 with its shares listed on the NASDAQ Capital Market in the United States. The Company is a wholly-owned subsidiary of CHNR.

CHNR’s principal shareholder is Feishang Group Limited (“Feishang” or “controlling shareholder”), a company incorporated in the British Virgin Islands. Mr. Li Feilie, the director and beneficial owner of Feishang, is the Chairman and Chief Executive Officer of the Company.

Mr. Li Feilie, together with Feishang, directly or indirectly holds an effective equity interest in CHNR ranging from 59.33% to 65.05% in aggregate for the years ended December 31, 2010, 2011 and 2012. In the opinion of the Directors of the Company, the ultimate holding company is Laitan Investment Limited, a company incorporated in the British Virgin Islands.

The Company is an investment holding company. During the years ended December 31, 2010, 2011 and 2012, the Company and its subsidiaries (hereinafter referred to as the “Group”) were involved in acquisition, construction and development of anthracite coal mines and extraction and sale of anthracite coal.

Before the Reorganisation and formation of the Group, the business was carried out by the subsidiaries now comprising the Group as set out in note 1.3, all of which were collectively controlled by the controlling shareholder.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1.                            GENERAL INFORMATION (CONTINUED)

1.2                     SIGNIFICANT EVENTS

(1)                       Formation of the Company

In January 2010, the Company was established as a direct wholly-owned subsidiary of Feishang which transferred its equity interest in the Company to CHNR in April 2010.

(2)                       Acquisition of Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”) and its five subsidiaries (the “Acquisition”) (note 30)

In March 2010, Guizhou Fuyuantong Energy Co., Ltd. (“Guizhou Fuyuantong”), an indirect wholly-owned PRC subsidiary of Feishang, acquired all the issued and outstanding capital stock of Guizhou Puxin and its five subsidiaries, including Guizhou Nayong Dayuan Coal Mining Co., Ltd. (“Dayuan Coal”), Jinsha Baiping Mining Co., Ltd. (“Baiping Mining”), Liuzhi Linjiaao Coal Mining Co., Ltd. (“Linjiaao Coal”), Liuzhi Xinsong Coal Mining Co., Ltd. (“Xinsong Coal”) and Nayong Gouchang Coal Mining Co., Ltd. (“Gouchang Coal”) from unrelated third parties. In the consolidated financial statements, Guizhou Fuyuantong was identified as the accounting acquirer and Guizhou Puxin and its five subsidiaries, including Dayuan Coal, Baiping Mining, Linjiaao Coal, Xinsong Coal and Gouchang Coal, were identified as the accounting acquirees. Note 30 sets out the fair values of the assets and liabilities of Guizhou Puxin and its five subsidiaries as of the date of Acquisition.

In April 2010, the Company acquired all the issued and outstanding capital stock of Guizhou Fuyuantong through its indirect subsidiary, Hong Kong Smartact Limited, from Feishang at a cash consideration of RMB10.0 million. The consideration was fully paid in 2010.

(3)                       Reorganisation of Guizhou Yongfu Mining Co., Limited (“Guizhou Yongfu”)

In July 2008, Feishang Yongfu Mining Limited (“Feishang Yongfu”), a Hong Kong company 100% controlled by Feishang, acquired a 70% equity interest in Guizhou Yongfu through its direct subsidiary, Yangpu Shuanghu Industrial Development Co. Limited (“Yangpu Shuanghu”), from third party shareholders. In August 2008, Newhold Investments Limited (“Newhold”), a BVI holding company which was a wholly-owned subsidiary of Feishang, acquired all of the equity interest in Feishang Yongfu.

In January 2009, CHNR acquired all the issued and outstanding capital stock of Newhold and its subsidiaries, among which Guizhou Yongfu was an indirect 70%-owned subsidiary, from Feishang and assumed the outstanding indebtedness owed by Newhold to Feishang on the closing date.

In September 2010, the Company, through its indirect subsidiary Guizhou Puxin, acquired all of the CHNR’s indirect 70% equity interest in Guizhou Yongfu at a cash consideration of RMB70.0 million (“Guizhou Yongfu Reorganisation”). The consideration was fully paid in 2010.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1.                            GENERAL INFORMATION (CONTINUED)

1.2                     SIGNIFICANT EVENTS (CONTINUED)

(4)                       Reorganisation of Hainan Yangpu Dashi Industrial Co., Limited (“Yangpu Dashi”) and Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”)

In June 2008, Feishang Dayun Coal Mining Limited (“Feishang Dayun”), a Hong Kong company 100% controlled by Feishang, acquired 100% equity interest in Guizhou Dayun through its wholly-owned subsidiary, Yangpu Dashi, from third party shareholders. In July 2008, Pineboom Investments Limited (“Pineboom”), a BVI holding company which was a wholly-owned subsidiary of Feishang, acquired all of the equity interest in Feishang Dayun.

In July 2009, CHNR acquired all the issued and outstanding capital stock of Pineboom and its subsidiaries, among which Yangpu Dashi and Guizhou Dayun were indirect wholly-owned subsidiaries, from Feishang and assumed the outstanding indebtedness owed by Pineboom to Feishang on the closing date.

In July 2011, the Company, through its indirect subsidiary Guizhou Puxin, acquired all of  Pineboom’s indirect 100% interest in Yangpu Dashi and Guizhou Dayun to Guizhou Puxin at a cash consideration of RMB1.02 million (“Guizhou Dayun Reorganisation”) which was fully paid in 2011.

As a result of the aforementioned Acquisition and reorganisations, the Company became the holding company of the subsidiaries now comprising the Group.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1.         GENERAL INFORMATION (CONTINUED)

1.3       PARTICULARS OF PRINCIPAL SUBSIDIARIES

As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies or have substantially similar characteristics to a private company incorporated in Hong Kong or registered in Mainland China, the particulars of which are set out below:

		Nominal value	Percentage of
		of issued	equity
	Place and date of	ordinary/	attributable to
	incorporation/	registered	the Company
Name	registration and operations	share capital RMB’000	Direct %	Indirect %	Principal activities
Bijie Feishang Energy Co., Ltd. (毕节飞尚能源有限公司)	Mainland China October 19, 2010	10,000	—	100	Investment holding

Guizhou Dayun Mining Co., Ltd. (贵州大运矿业有限公司)	Mainland China April 14, 2004	150,000	—	100	Coal development and mining

Guizhou Fuyuantong Energy Co., Ltd. (贵州福源通能源有限公司)	Mainland China March 10, 2010	10,000	—	100	Investment holding

Guizhou Nayong Dayuan Coal Mining Co., Ltd. (贵州纳雍县大圆煤业有限公司)	Mainland China January 22, 2009	46,000	—	99	Coal development and mining

Guizhou Puxin Energy Co., Ltd. (贵州浦鑫能源有限公司)	Mainland China January 15, 2009	150,000	—	100	Investment holding and coal trading

Guizhou Yongfu Mining Co., Limited (贵州永福矿业有限公司)	Mainland China June 27, 2005	100,000	—	70	Coal development and mining

Hong Kong Smartact Limited (香港英策有限公司)	Hong Kong January 25, 2010	—	100	—	Investment holding

Hainan Yangpu Dashi Industrial Co., Limited (海南洋浦大石实业公司)	Mainland China April 13, 2004	1,000	—	100	Investment holding

Jinsha Baiping Mining Co., Ltd. (金沙县白坪矿业有限公司)	Mainland China January 15, 2009	58,000	—	70	Coal development and mining

Jinsha Juli Energy Co., Ltd. (金沙县聚力能源有限公司)	Mainland China November 16, 2012	30,000	—	100	Preparatory work for the construction of coal beneficiation plant in Jinsha County

Liuzhi Linjiaao Coal Mining Co., Ltd. (六枝特区林家岙煤业有限公司)	Mainland China November 19, 2008	30,600	—	99	Coal development and mining

Liuzhi Xinsong Coal Mining Co., Ltd. (六枝特区新松煤业有限公司)	Mainland China November 13, 2008	60,000	—	99	Coal development and mining

Nayong Gouchang Coal Mining Co., Ltd. (纳雍县狗场煤业有限公司)	Mainland China September 10, 2009	40,000	—	99	Coal development and mining

Shenzhen Chixin Information and Consulting Co., Ltd. (深圳市驰鑫信息咨询有限公司)	Mainland China July 18, 2012	1,000	—	100	Provision of management and consulting services to other companies in the Group

*            The English names of certain companies above represent the best efforts by the management of the company in directly translating the Chinese names of these companies as no English names have been registered.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.1                     BASIS OF PRESENTATION

The Company was part of a series of reorganisations and became the holding companies now comprising the Group since July 2011.

The consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows of the Group for the years ended December 31, 2010, 2011 and 2012 include the results and cash flows of all companies now comprising the Group, as if the Group structure had been in existence throughout each of the years ended December 31, 2010, 2011 and 2012, or since the respective dates of incorporation/establishment of the combining companies, or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whichever is a shorter period. The consolidated statements of financial position of the Group as at December 31, 2010, 2011 and 2012 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses comprising the Group at these dates, as if the Group structure had been in existence as at these dates. The net assets and results of the relevant companies of the Group were consolidated using the existing book values from the controlling shareholder’s perspective. No adjustments are made to reflect fair values, or recognise any new assets or liabilities as a result of the reorganisations.

Equity interests in subsidiaries and held by parties other than the controlling shareholder prior to the reorganisations, if significant, are presented as non-controlling interests in equity in applying the principles of merger accounting.

All intra-group transactions and balances have been eliminated on consolidation.

2.2                     BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB. All IFRSs effective for the annual period commencing from January 1, 2012, together with the relevant transitional provisions, have been early adopted by the Group in the preparation of the consolidated financial statements throughout the years ended December 31, 2010, 2011 and 2012.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in Renminbi (“RMB”).

GOING CONCERN

As of December 31, 2012, the Group had a working capital deficiency of RMB1,030.1 million and the Group has undrawn loan facilities totalling RMB275.0 million to finance its future operations.  Subsequent to years ended December 31, 2010, 2011 and 2012 and, the Group has secured an additional loan facilities as at July 5, 2013 totalling RMB1,139.6 million (note 36). The Group’s forecasts and projections, after taking account of reasonably possible changes in trading performance, operating as well as capital expenditure, and of the available bank facilities, support that the Group’s ability to continue to operate within the level of its current capacity.

In view of the above, in the opinion of the Directors, the Group expects it will have sufficient liquidity to finance its operations for the next twelve months. Therefore, the consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Group will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.3                     ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements:

IFRS 1 Amendments	Amendments to IFRS 1 First-time Adoption of
International Financial Reporting Standards —
Government Loans(2)
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments:
Disclosures — Offsetting Financial Assets and
Financial Liabilities(2)
IFRS 9	Financial Instruments(4)
IFRS 10	Consolidated Financial Statements(2)
IFRS 11	Joint Arrangements(2)
IFRS 12	Disclosure of Interests in Other Entities(2)
IFRS 10, IFRS 11 and	Amendments to IFRS 10, IFRS 11 and IFRS 12 —
IFRS 12 Amendments	Transition Guidance(2)
IFRS 10, IFRS 12 and	Amendments to IFRS 10, IFRS 12 and IAS 27 —
IAS 27 (2011) Amendments	Investment Entities(3)
IFRS 13	Fair Value Measurement(2)
IAS 1 Amendments	Amendments to IAS 1 Presentation of Financial Statements —
Presentation of Items of Other Comprehensive Income(1)
IAS 19 Amendments	Amendments to IAS19 Employee Benefits(2)
IAS 27 (Revised)	Separate Financial Statements(2)
IAS 28 (Revised)	Investments in Associates and Joint Ventures(2)
IAS 32 Amendments	Amendments to IAS 32 Financial Instruments:
Presentation — Offsetting Financial Assets and
Financial Liabilities(3)
IAS 36 Amendments	Amendments to IAS 36 Impairment: Recoverable
Amount Disclosures for Non-Financial Assets(3)
IAS 39 Amendments	Amendments to HKAS 39 Novation of Derivatives and
Continuation of Hedge Accounting(3)
Annual Improvements 2009-2011 Cycle	Amendments to a number of IFRSs issued in May 2012(2)
IFRIC 20*	Stripping Costs in the Production Phase of a Surface
Mines(2)
IFRIC 21	Levies(3)

(1) Effective for annual periods beginning on or after July 1, 2012

(2) Effective for annual periods beginning on or after January 1, 2013

(3) Effective for annual periods beginning on or after January 1, 2014

(4) Effective for annual periods beginning on or after January 1, 2015

* Not applicable to the Group since all mines are underground

Further information about those changes that are expected to significantly affect the Group is as follows:

The IFRS 7 Amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The Group expects to adopt the amendments from January 1, 2013.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.3                     ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IAS 39.

In October 2010, the IASB issued additions to IFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9 the current derecognition principles of financial instruments of IAS 39. Most of the Additions were carried forward unchanged from IAS 39, while changes were made to the measurement of financial liabilities designated as at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in the income statement, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in the income statement. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9 from January 1, 2015. The Group will quantify the effect in conjunction with other phases, when the final standard including all phases is issued.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities or structured entities. It includes a new definition of control which is used to determine which entities are consolidated. The changes introduced by IFRS 10 require management of the Group to exercise significant judgment to determine which entities are controlled, compared with the requirements in IAS 27 and SIC 12 Consolidation — Special Purpose Entities. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC 12. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group.

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures. It describes the accounting for joint arrangements with joint control. It addresses only two forms of joint arrangements, i.e., joint operations and joint ventures, and removes the option to account for joint ventures using proportionate consolidation.

IFRS 12 includes the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. It also introduces a number of new disclosure requirements for these entities.

In June 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12 which clarify the transition guidance in IFRS 10 and provide further relief from full retrospective application of these standards, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. The amendments clarify that retrospective adjustments are only required if the consolidation conclusion as to which entities are controlled by the Group is different between IFRS 10 and IAS 27 or SIC 12 at the beginning of the annual period in which IFRS 10 is applied for the first time. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.3                     ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The amendments to IFRS 10 issued in October 2012 include a definition of an investment entity and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. Investment entities are required to account for subsidiaries at fair value through profit or loss in accordance with IFRS 9 rather than consolidate them. Consequential amendments were made to IFRS 12 and IAS 27 (Revised). The amendments to IFRS 12 also set out the disclosure requirements for investment entities. The Group expects that these amendments will not have any impact on the Group as the Company is not an investment entity as defined in IFRS 10.

Consequential amendments were made to IAS 27 and IAS 28 as a result of the issuance of IFRS 10, IFRS 11 and IFRS 12. The Group expects to adopt IFRS 10, IFRS 11, IFRS 12 and the consequential amendments to IAS 27 and IAS 28 from January 1, 2013.

IFRS 13 provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The standard does not change the circumstances in which the Group is required to use fair value, but provides guidance on how fair value should be applied where its use is already required or permitted under other IFRSs. The Group expects to adopt IFRS 13 prospectively from January 1, 2013.

The IAS 1 amendments change the grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time (for example, upon de-recognition or settlement) would be presented separately from items which will never be reclassified. The Group expects to adopt the amendments from January 1, 2013.

The IAS 19 Amendments include a number of amendments that range from fundamental changes to simple clarifications and re-wording. The amendments introduce significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits, the classification of short-term employee benefits and disclosures of defined benefit plans. The Group expects to adopt the IAS 19 Amendments from January 1, 2013.

The IAS 32 Amendments clarify the meaning of “currently has a legally enforceable right to set off” for offsetting financial assets and financial liabilities. The amendments also clarify the application of the offsetting criteria in IAS 32 to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

The narrow-scope amendments to IAS 36 address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. When developing IFRS 13 Fair Value Measurement, the IASB decided to amend IAS 36 to require disclosures about the recoverable amount of impaired assets. The Group expects to adopt the amendments from January 1, 2014.

The narrow-scope amendments to IAS 39 will allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one). The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on January 1, 2014.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.3                     ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

IFRIC Interpretation 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognised before the specified minimum threshold is reached. The Group expects to adopt the amendments from January 1, 2014.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations on the Group’s financial statements and is not expecting any significant impact on the Group’s financial position and results.

Improvements to IFRSs

Apart from the above, the IASB has also issued improvements to IFRSs which set out amendments to a number of IFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after July 1, 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                        Subsidiaries

A subsidiary is an entity whose financial and operating policies the Group controls, directly or indirectly, so as to obtain benefits from its activities.

(b)                        Business combinations

The consolidated financial statements incorporates the financial statements of the Company and its subsidiaries for the years ended December 31, 2010, 2011 and 2012. As explained in note 2.1 above, the acquisition of subsidiaries and business under common control, where applicable, has been accounted for using merger accounting. The financial statements of the combining entities or businesses under common control are prepared for the same reporting period as the Company, using consistent accounting policies.

The merger method of accounting involves incorporating the financial statement items of the combining entities or businesses in which the common control combinations occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling shareholder. The net assets of the combining entities or businesses are combined using the existing book values from the controlling shareholder’s perspective. No amount is recognised in respect of goodwill or the excess of the acquirers’ interest in the net fair value of acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of investment at the time of common control combination.

The consolidated income statement include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control or since their respective dates of incorporation/establishment, where this is a shorter period, regardless of the date of the common control combination. All intra-group balances, transactions, unrealised gains and losses resulting from intra-group transactions and dividends are eliminated on consolidation

Business combinations, other than business combinations under common control, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through the income statement.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)                       Business combinations (continued)

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognised in accordance with IAS 39 either in the income statement or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in the income statement as a gain on bargain purchase.

(c)                        Related parties

A party is considered to be related to the Group if:

(1)                      the party is a person or a close member of that person’s family and that person

(i)                  has control or joint control over the Group;

(ii)               has significant influence over the Group; or

(iii)            is a member of the key management personnel of the Group or of a parent of the Group;

or

(2)                      the party is an entity where any of the following conditions applies:

(i)        the entity and the Group are members of the same group;

(ii)       one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)      the entity and the Group are joint ventures of the same third party;

(iv)     one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)      the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)     the entity is controlled or jointly controlled by a person identified in (1); and

(vii)    a person identified in (1)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)                       Property, plant and equipment

Property, plant and equipment comprise buildings, mining structures, mining rights, machinery and equipment, motor vehicles, exploration rights and construction in progress.

Exploration rights are capitalised and amortised over the term of the license granted to the Company by the authorities.

When proven and probable coal reserves have been determined, costs incurred to develop coal mines are capitalised as part of the cost of the mining structures.

Buildings, mining structures, machinery and equipment, and motor vehicles are stated at cost less accumulated depreciation and any impairment losses. Expenditures for routine repairs and maintenance are expensed as incurred.

Mining rights are stated at cost less accumulated amortisation and any impairment losses. The costs of mining rights are initially capitalised when purchased. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs are capitalised and are amortised upon production based on actual units of production over the estimated reserves of the mines. For mining rights in which proven and probable reserves have not yet been established, the Group assesses the carrying value for impairment at the end of each reporting period. The Group’s rights to extract minerals are contractually limited by time. However, the Group believes that it will be able to extend licenses.

Mining related buildings, mining structures and mining related machinery and equipment are stated at cost less accumulated depreciation and any impairment losses. Those mining related assets for which proven and probable reserves have been established are depreciated upon production based on actual units of production over the estimated proven and probable reserves of the mines.

Reserve estimates are reviewed when information becomes available that indicates a reserve change is needed, or at a minimum once a year. Any material effect from changes in estimates is considered in the period the change occurs.

Depreciation for the following items is calculated on the straight-line basis over each asset’s estimated useful life down to the estimated residual value of each asset. Estimated useful lives are as follows:

Non-mining related buildings	15 - 35 years
Non-mining related machinery and equipment	5 - 15 years
Motor vehicles	5 - 8 years

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is recognised in the income statement.

Construction in progress is carried at cost and is to be depreciated when placed into service over the estimated useful lives or units of production of those assets. Construction costs are capitalised as incurred. Interest is capitalised as incurred during the construction period.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                        Exploration and evaluation costs

Exploration and evaluation assets include topographical and geological surveys, exploratory drilling, sampling and trenching and activities in relation to commercial and technical feasibility studies, and expenditure incurred to secure further mineralisation in existing coal bodies and to expand the capacity of a mine. Expenditure incurred prior to acquiring legal rights to explore an area is expensed as incurred.

Once the exploration right to explore has been acquired, exploration and evaluation expenditure is charged to the income statement as incurred, unless a future economic benefit is more likely than not to be realised. Exploration and evaluation assets acquired in a business combination are initially recognised at fair value. They are subsequently stated at cost less accumulated impairment.

When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and evaluation costs are transferred to tangible or intangible assets according to the nature of the exploration and evaluation assets. If any project is abandoned during the evaluation stage, the total expenditure thereon will be written off.

(f)                         Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, etc.), the asset’s recoverable amount is estimated.

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset or other appropriate valuation technique. The value in use calculation is based on a discounted cash flow model, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed on if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation / amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the income statement in the period in which it arises (only if there are revalued assets in the financial statement), unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)                        Financial assets

Initial recognition and measurements

As of December 31, 2010, 2011 and 2012, the Group’s financial assets within the scope of IAS 39 are all classified as loans and receivables. The Group determines the classification of its financial assets at initial recognition. All financial assets are recognised initially at fair value plus transaction costs.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement of loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables are included in “trade and bills receivables”, “prepayments, deposits and other receivables”, “term deposits with an original maturity over three months”, “restricted bank deposits”, “cash and cash equivalents”, “rehabilitation fund” and “due from related companies” in the consolidated statements of financial position. These assets are subsequently carried at amortised cost using the effective interest method (“EIR”) less any provision for impairment. Gains and losses are recognised in the interest income or finance costs in the consolidated income statement when the loans and receivables are derecognised as well as through the amortisation process.

Fair value of loans and receivables

As of December 31, 2010, 2011 and 2012, the carrying amounts of rehabilitation fund are not materially different from their fair values. The carrying values of other financial assets approximated their fair values due to the short-term maturity of these instruments.

Impairment of loans and receivables

The Group assesses at each reporting date whether there is any objective evidence that the loans and receivables are impaired. The Group first assesses individually whether objective evidence of impairment exists for loans and receivables that are individually significant, or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loans and receivables, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)                         Financial assets (continued)

Impairment of loans and receivables (continued)

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement in finance costs for loans and in other operating expenses for receivables.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

Derecognition of loans and receivables

For financial assets classified as loans and receivables, the financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

i)         the rights to receive cash flows from the asset have expired;

ii)        the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)       the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)                       Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to related companies, other payables and certain accrued liabilities, interest-bearing loans, mining rights payable and interest payable are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the EIR. The related interest expense is recognised within finance costs in the consolidated income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Fair value

As of December 31, 2010, 2011 and 2012, the carrying values of these financial liabilities other than long-term interest-bearing loans and mining rights payable, approximated their fair values due to the short-term maturity of these instruments. The carrying values of long-term interest bearing-loans and mining rights payable approximated their fair values as the interest rates on almost all the balances are reset each year based on prevailing interest rates stipulated by the People’s Bank of China.

The Group had no financial liabilities measured at fair value on a recurring or a non-recurring basis as of December 31, 2010, 2011 and 2012.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

(i)                           Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)                          Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted-average method. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Major types of inventories include:

•             Spare parts and consumables

•             Coal

(k)                       Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

(l)                           Employee benefits

Pension obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plans administered by the PRC government. The relevant government agencies undertake to assume the retirement benefit obligation payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Further information is set out in note 9.

Housing funds

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)                   Asset retirement obligations

The Group’s legal or constructive obligations associated with the retirement of non-financial assets are recognised at fair value at the time the obligations are incurred and if it is probable that an outflow of resources will be required to settle the obligation, and a reasonable estimate of fair value can be made. Upon initial recognition of a liability, a corresponding amount is capitalised as part of the carrying amount of the related property, plant and equipment. Asset retirement obligations are regularly reviewed by management and are revised for changes in future estimated costs and regulatory requirements. Changes in the estimated timing of retirement or future estimated costs are dealt prospectively by recording an adjustment against the carrying value of the provision and a corresponding adjustment to property and equipment. Depreciation of the capitalised asset retirement cost is generally determined on a units-of-production basis. Accretion of the asset retirement obligation is recognised over time and generally will escalate over the life of the producing asset, typically as production declines. Accretion is included in the finance cost in the consolidated income statement. Any difference between the recorded obligation and the actual costs of reclamation is recorded in the income statement in the period the obligation is settled.

(n)                       Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

(o)                       Revenue recognition

The Group sells its products pursuant to sales contracts entered into with its customers. Revenue for all products is recognised when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The passing of the significant risks and rewards of ownership to the customer is based on the terms of the sales contract, generally upon delivery and acceptance of the product by the customer.

In accordance with the relevant tax laws in the PRC, value-added taxes (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable in the consolidated statements of financial position. VAT on sales amounted to RMB9.3 million, RMB18.4 million and RMB29.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. The Group recognises revenues net of VAT.

The price adjustment fund (“PAF”) was imposed by the Guizhou Provincial Government of the PRC at predetermined rates and on the quantity of coal sold by entities operated in Guizhou Province. The PAF paid can be claimed as a deductible expense for corporate income tax purposes and the amount claimed is based on the actual amount paid. The Group recognised PAF in “cost of sales” in the consolidated income statement.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)                       Income taxes

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement or consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•                       where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•                      where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)      Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

(r)                          Foreign currency translation

The functional currency of substantially all the operations of the Group is the RMB, the national currency of the PRC. Transactions denominated in currencies other than the RMB recorded by the entities of the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies have been translated into RMB at the functional currency rates of exchange prevailing at the end of the reporting period. The resulting exchange gains or losses are credited or charged to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

The financial statements of certain overseas subsidiary operations with a functional currency other than the RMB have been translated into RMB. The assets and liabilities of these entities have been translated using the exchange rates prevailing at the reporting date and the income statement have been translated using the weighted average exchange rate for the year. Resulting translation adjustments are reported as a separate component of other comprehensive income.

On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(s)                         Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.4                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)                          Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the lower of its fair value of the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable under operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.5                     SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(i)                 Commercial production start date

The Group assesses the stage of each coal mine under construction to determine when a coal mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each coal mine construction project. The Group considers various relevant criteria to assess when the coal mine is substantially complete, ready for its intended use and is reclassified from “Construction in progress” to “Mining structures”. The criteria will include, but are not limited, to the following:

•                      The level of capital expenditure compared to the construction cost estimates

•                      Completion of a reasonable period of testing of the mine and equipment

•                      Ability to produce coals in saleable form (within specifications)

•                      Ability to sustain ongoing production of coal

When a mine construction project moves into the production stage, the capitalisation of certain coal mine construction costs ceases, and further extraction costs incurred are either regarded as inventory or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development. The commercial production start date is also the date when depreciation and/or amortisation of the mining structure assets commences.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Company has based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(i)                 Impairment of property, plant and equipment

Long-lived assets to be held and used, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group’s results of operations or financial position.

There were no impairments recognised for the years ended December 31, 2010, 2011 and 2012.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.5                     SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(ii)              Units-of-production depreciation for mining related assets

The Group determines the depreciation and/or amortisation of mining related assets by the actual units of production over the estimated reserves of the mines. Further details about the reserve estimates are included in note 2.5 (iv).

(iii)           Useful lives of non-mining related property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for its non-mining related property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of non-mining related property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation and competitor action in response to severe industry cycles. Management will increase the depreciation charges where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(iv)          Reserve estimates

Proven and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from the Group’s mining properties. In determining the estimates, recent production and technical information of each mine will be considered.

Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves.

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group’s financial results and financial position in a number of ways, including the following:

•                        Asset carrying values may be affected due to changes in estimated future cash flows.

•                         Depreciation, depletion and amortisation charged to the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•                         Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•                         The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

(v)             Trade and other receivables

The Group’s management determines the provision for impairment of trade and other receivables. This estimate is based on the credit history of its customers and current market conditions. Management reassesses the provision at the end of each reporting period.

(vi)          Income taxes

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will be reflected in the income tax and deferred tax provisions in the period in which the determination is made. In addition, the realisation of future income tax assets is dependent on the Group’s ability to generate sufficient taxable income in future years to utilise income tax benefits and income tax loss carryforwards. Deviations of future profitability from estimates or in the income tax rate would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.5                     SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

(vii)       Provision for asset retirement obligations

The provision for asset retirement obligations is determined by management based on the past experience and best estimation of future expenditures, taking into account existing relevant PRC regulations. However, insofar as the effect on the land and the environment from current mining activities becomes apparent in future years, the estimate of the associated costs may be subject to revision from time to time.

3.                            OPERATING SEGMENT INFORMATION

For management purposes, the Group operates in one business unit based on its products, and has only one reportable segment which is the exploration and mining of coal. The Group conducts its principal operation in the PRC. Management monitors the operating results of its business units as a whole for the purpose of making decisions about resources allocation and performance assessment.

Geographic information

The Group’s revenue from external customers is derived solely from its operation in Mainland China, and no non-current assets of the Group are located outside Mainland China.

Information about major customers

During the year ended December 31, 2010, sales derived from two customers accounted for 29.7% and 24.4% of the consolidated revenue, respectively. During the year ended December 31, 2011, sales derived from three customers accounted for 29.2%, 19.0% and 14.8% of the consolidated revenue, respectively. During the year ended December 31, 2012, sales derived from two customers accounted for 24.1% and 15.3% of the consolidated revenue, respectively.

4.                          REVENUE

Revenue comprise the following:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Sale of coal	38,668	105,211	141,939

All of the Group’s revenue is derived solely from its operations in Mainland China.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

5.                          COST OF SALES

Cost of sales comprises the following:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Sale of coal (note 8)	25,453	74,289	95,889

6.                            FINANCE COSTS

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Interest on interest-bearing loans	15,987	48,980	83,490
Interest on payables for mining rights	5,845	11,908	5,892
Total interest expense	21,832	60,888	89,382
Less: capitalised interest (note 16)	(16,224)	(30,065)	(45,609)
Bank charges	90	475	123
Accretion expenses (note 26)	309	543	637
	6,007	31,841	44,533

7.                          NON-OPERATING EXPENSES, NET

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Loss on disposal of items of property, plant and equipment (note 8)	139	250	194
Donation	909	297	1,445
Others	529	341	540
	1,577	888	2,179

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

8.                          PROFIT / (LOSS) BEFORE INCOME TAX

The Group’s profit / (loss) before income tax is arrived at after charging / (crediting):

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Crediting:
Interest income on bank deposits	115	564	1,048
Gain on bargain purchase (note 30)	624,148	—	—

Charging:
Cost of inventories sold (a)	19,413	65,808	66,963
Price adjustment fund	2,624	4,995	12,116
Sales tax and surcharge	1,856	1,812	3,897
Utilisation of safety fund and production maintenance fund	1,560	1,674	12,913
Cost of sales (note 5)	25,453	74,289	95,889

Employee benefit expenses (note 9)	46,117	40,631	63,941

Depreciation, depletion and amortisation:
- Property, plant and equipment	8,055	13,037	17,812

Auditors’ remuneration	23	24	2,449

Operating lease rental:
- Office properties	729	932	622

Loss on disposal of items of property, plant and equipment (note 7)	139	250	194

Repairs and maintenance	1,572	2,219	1,209

Losses arising from temporary suspension of production (b)	—	—	3,278

(a)         Included in the cost of inventories sold are RMB17.3 million, RMB25.1 million and RMB51.6 million for the years ended December 31, 2010, 2011 and 2012, relating to employee benefit expenses, and depreciation, depletion and amortisation, these amounts are also included in the respective amounts disclosed separately above for each type of expense.

(b)         The amount represented the overhead costs incurred during the period of temporary suspension of production implemented by the local governments for inspections. The inspections of mines resulted from accidents incurred in third party coal mines in Guizhou Province.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

9.                          EMPLOYEE BENEFITS

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Wages, salaries and allowances	36,191	43,601	78,579
Contribution to pension plans (a)	2,947	2,246	654
Housing funds (a)	972	879	143
Welfare and other expenses	6,578	8,711	9,342
Equity-settled share option expense (note 28)	17,009	—	—

Sub-total	63,697	55,437	88,718

(a)         As stipulated by the PRC state regulations, the employees of the Group’s subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government and government-sponsored housing funds. These subsidiaries are required to contribute a certain percentage of their payroll costs for those qualified urban employees to the central pension scheme as well as the housing funds.

Employee benefits charged to the consolidated income statements are analysed as follows:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Total employee benefits accrued for the year	63,697	55,437	88,718
Less:
Amount included in inventories	(297)	(1,012)	(1,978)
Amount included in property, plant and equipment	(17,283)	(13,794)	(22,799)

Amount charged to the income statements (note 8)	46,117	40,631	63,941

10.                    DIRECTOR’S AND CHIEF EXECUTIVE’S REMUNERATION

Mr. Li Feilie was appointed as the Company’s director on January 15, 2010. There are no fees or remuneration paid to Mr. Li Feilie for the years ended December 31, 2010, 2011 and 2012 except the share-based compensation in the year of 2010, as disclosed in note 28.

Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward were appointed as the Company’s director on  February 1, 2013. There were no fees or remuneration paid to Mr. Tam Cheuk Ho and Mr. Wong Wah On Edward for the years ended December 31, 2010, 2011 and 2012.

There is no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2010, 2011 and 2012.

The Group did not have any non-executive directors, independent non-executive directors and chief executives at any time during the years ended December 31, 2010, 2011 and 2012.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

11.                    FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments, including share-based compensation, were the highest in the Group during the years ended December 31, 2010, 2011 and 2012 are as follows:

	Number of employees
	Year ended December 31,
	2010	2011	2012

Directors	1	—	—
Non-director individuals	4	5	5
	5	5	5

The details of remuneration paid to the five highest paid individuals who were directors of the Company during the years ended December 31, 2010, 2011 and 2012 have been included in note 10 above. Details of the remuneration paid to the remaining non-director and non-chief-executive individuals are as follows:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Wages, salaries and allowances	755	770	1,259
Contribution to pension plans	—	—	12
Housing funds	—	—	3
Welfare and other expenses	—	—	—
	755	770	1,274

The number of non-director, non-chief-executive, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees
	Year ended December 31,
	2010	2011	2012

Nil to RMB1,000,000	4	5	5
	4	5	5

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

12.                    INCOME TAX AND DEFERRED TAX

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts its primary business through its subsidiaries in the PRC. It also has an intermediate holding company in Hong Kong. Under the current laws of the BVI, the Company incorporated in the BVI is not subject to tax on income or capital gains. Hong Kong Profits Tax rate is 16.5% during the years ended December 31, 2010, 2011 and 2012. The Company’s Hong Kong subsidiary has both Hong Kong-sourced and non-Hong Kong-sourced incomes. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong-sourced income, no provision for Hong Kong Profits Tax was made as such operation sustained tax losses during the years ended December 31, 2010, 2011 and 2012. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations (“the actual method”) except for Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu. Prior to 2012, based on the local practices, the aforementioned subsidiaries were taxed on a deemed profit method based on their actual revenue minus deemed expenses with the 25% statutory rate. Practically, the CIT were collected approximately at a range of RMB9.5 to RMB32.0 per tonne of sales, or 7.50% to 10.64% of sales. No deferred tax assets were then provided for these subsidiaries in view of the deemed profit method imposed.

During 2012, the Group received written confirmations from the respective local tax bureaus that the aforementioned subsidiaries excluding Guizhou Yongfu are subject to income tax on the actual method effective retroactively from 2011. And Guizhou Yongfu is subject to income tax on the actual method effective retroactively from the date of its establishment. The effect of change in the taxing method is the recognition of deferred tax assets for prior year tax losses amounting to RMB15.3 million during 2012.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s PRC subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiary are subject to a 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty, PRC dividend withholding tax.

The current and deferred components of income tax expense / (benefit) appearing in the consolidated income statements are as follows:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Current - Mainland China	2,066	6,183	10,954
Deferred - Mainland China	4,075	3,567	(26,164)

	6,141	9,750	(15,210)

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

12.                     INCOME TAX AND DEFERRED TAX (CONTINUED)

A reconciliation of the income taxes computed at the PRC statutory tax rate of 25% to the actual income tax expense / (benefit) is as follows:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Profit / (loss) before income tax	562,134	(55,150)	(82,266)

Tax at the statutory tax rate of 25%	140,534	(13,788)	(20,567)
Effect of different tax rates for the Company and the Hong Kong subsidiary	3	7	142
Effect of the deemed profit method	1,779	1,528	—
Non-taxable income	(156,037)	—	—
Non-deductible expenses	12,586	8,605	3,058
Deferred tax assets not recognised	2,114	1,110	794
Tax losses not recognised	5,153	12,280	16,241
Recognition of deferred tax assets for prior year tax losses	—	—	(15,278)
Others	9	8	400

Income tax expense / (benefit)	6,141	9,750	(15,210)

The Group’s major deferred tax assets and deferred tax liabilities are as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Deferred tax assets
Accrued liabilities and other payables	—	—	3,612
Capitalised pilot run income	—	—	7,737
Tax losses	—	—	16,298
Others	—	—	423
	—	—	28,070

Deferred tax liabilities
Depreciation and fair value adjustment of property, plant and equipment*	(285,849)	(289,416)	(291,322)

Net deferred tax liabilities	(285,849)	(289,416)	(263,252)

Classification in the consolidated statements of financial position:
Deferred tax assets	—	—	3,752
Deferred tax liabilities	(285,849)	(289,416)	(267,004)

*     Included in the deferred tax liabilities, there are RMB281.4 million, RMB280.4 million and RMB278.7 million deferred tax liabilities recognised relating to fair value adjustment on property, plant and equipment as of December 31, 2010, 2011 and 2012.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

12.                     INCOME TAX AND DEFERRED TAX (CONTINUED)

In assessing the recoverability of the Group’s deferred tax assets, the management has performed a detailed assessment on the coal mining subsidiaries’ profitability based on their production plans, forecasted selling prices, and the related production and operational costs, of which strong profits are expected. Accordingly, the management considered it is probable that the Group, in future, will earn sufficient taxable profits to utilise the coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

The Group did not recognise any deferred tax liabilities in respect of the 5% or 10%, depending on the applicability of the tax treaty preferential, PRC dividend withholding tax on the undistributed earnings of its PRC subsidiaries as there were no undistributed earnings available due to aggregate loss of the subsidiaries as of December 31, 2010, 2011 and 2012.

The total amounts of unused tax losses for which no deferred tax assets were recognised amounting to RMB18.6 million, RMB55.1 million and RMB97.8 million as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, unused tax losses of RMB18.6 million, RMB36.5 million and RMB42.7 million, if unused, will expire by end of 2015, 2016 and 2017, respectively.

The gross movements on the deferred tax account are as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

At beginning of the year	—	(285,849)	(289,416)
Debited/(credited) to consolidated income statements	(4,075)	(3,567)	26,164
Acquisition of a subsidiary (note 30)	(281,774)	—	—

At end of the year	(285,849)	(289,416)	(263,252)

13.                   PROFIT / (LOSS) ATTRIBUTABLE TO OWNERS OF THE PARENT

The consolidated profit / (loss) attributable to owners of the parent for the years ended December 31, 2010, 2011 and 2012 includes a loss of RMB0.01 million, a loss of RMB0.01 million and a loss of RMB0.57 million, respectively, which has been dealt with in the financial statements of the Company (note 33).

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

14.                      EARNINGS / (LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

Basic and diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 were calculated as follows:

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Profit / (loss) for the year attributable to owners of the Company	562,432	(64,165)	(75,312)

Weighted average number of common shares:
Basic	1	1	1
Diluted	1	1	1

Earnings / (losses) per share attributable to ordinary equity holders of the Company:
Basic	562,432	(64,165)	(75,312)
Diluted	562,432	(64,165)	(75,312)

The calculation of basic earnings per share for the years ended December 31, 2010, 2011 and 2012 is based on the profit / (loss) attributable to owners of the Company for each of the years ended December 31, 2010, 2011 and 2012.

The Company did not have any potential diluted shares throughout the years ended December 31, 2010, 2011 and 2012. Accordingly, the diluted earnings per share amounts are the same as the basic earnings per share amounts.

15.                   DIVIDEND

No dividend has been paid or declared by the Company since its incorporation.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

16.                   PROPERTY, PLANT AND EQUIPMENT

	Buildings	Mining structures and mining rights	Machinery and equipment	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2010	399	139,346	757	2,735	37,134	180,371
Acquisition of Guizhou Puxin	5,053	1,248,471	12,055	2,383	68,419	1,336,381
Additions	8	105,916	4,987	2,245	177,214	290,370
Transfers	2,610	1,568	6,420	—	(10,598)	—
Disposals	(81)	(9,763)	(379)	—	—	(10,223)
At December 31, 2010	7,989	1,485,538	23,840	7,363	272,169	1,796,899
Additions	9,429	14,164	7,718	426	222,886	254,623
Transfers	50	50,569	5,655	—	(56,274)	—
Disposals	—	—	—	—	(250)	(250)
At December 31, 2011	17,468	1,550,271	37,213	7,789	438,531	2,051,272
Additions	1,795	8,511	27,678	6,322	271,618	315,924
Transfers	11,994	130,642	23,916	—	(166,552)	—
Disposals	(118)	(611)	(697)	—	—	(1,426)
At December 31, 2012	31,139	1,688,813	88,110	14,111	543,597	2,365,770

Accumulated depreciation, depletion and amortisation
At January 31, 2010	(11)	(7,700)	(164)	(584)	—	(8,459)
Depreciation charge	(283)	(4,571)	(2,713)	(488)	—	(8,055)
Disposals	7	8,779	104	—	—	8,890
At December 31, 2010	(287)	(3,492)	(2,773)	(1,072)	—	(7,624)
Depreciation charge	(482)	(9,815)	(1,946)	(794)	—	(13,037)
At December 31, 2011	(769)	(13,307)	(4,719)	(1,866)	—	(20,661)
Depreciation charge	(805)	(11,741)	(4,189)	(1,077)	—	(17,812)
Disposals	16	108	220	—	—	344
At December 31, 2012	(1,558)	(24,940)	(8,688)	(2,943)	—	(38,129)

Net carrying amount
At January 1, 2010	388	131,646	593	2,151	37,134	171,912
At December 31, 2010	7,702	1,482,046	21,067	6,291	272,169	1,789,275
At December 31, 2011	16,699	1,536,964	32,494	5,923	438,531	2,030,611
At December 31, 2012	29,581	1,663,873	79,422	11,168	543,597	2,327,641

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

16.                         PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As at December 31, 2010, 2011 and 2012, certain mining rights with carrying amounts of RMB140.5 million, RMB520.3 million and RMB525.5 million were pledged to secure bank loans with carrying amounts of RMB168.7 million, RMB338.7 million and RMB475.0 million, respectively.

As at December 31, 2012, certain buildings with a carrying amount totalling RMB19.6 million were without title certificates. The Group has obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these buildings, and that the Group may continue to use these buildings in accordance with the current uses. The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are also of the opinion that the aforesaid matter will not have any significant impact on the Group’s financial position as of December 31, 2012.

Interest expenses of RMB16.2 million, RMB30.1 million and RMB45.6 million arising from borrowings attributable to the construction of property, plant and equipment were capitalised at an annual rate of 5.40% to 9.17% and were included in ‘additions’ to construction in progress and mining rights during the years ended December 31, 2010, 2011 and 2012, respectively.

Exploration costs totalling RMB3.9 million, nil and nil were incurred during the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB2.2 million, nil and nil have been capitalised in the exploration rights and construction in progress in property, plant and equipment, and RMB1.7 million, nil and nil have been included in other operating expenses in the income statements for the years ended December 31, 2010, 2011 and 2012, respectively.

17.                       REHABILITATION FUND

The rehabilitation fund represents restricted cash set aside by the Group in banks and cash placed with authorities for the purpose of future environmental rehabilitation as well as the settlement of asset retirement obligations.

18.                       INVENTORIES

Inventories are summarised as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Spare parts and consumables	2,868	3,066	6,393
Coal	2,456	2,262	4,873

	5,324	5,328	11,266

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

19.                   TRADE AND BILLS RECEIVABLES

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Trade receivables	5,577	29,356	38,166
Less: provision for impairment	—	—	—
	5,577	29,356	38,166

Bills receivable	—	1,000	10,801

	5,577	30,356	48,967

Credit of up to three months is granted to customers with an established trading history, otherwise sales on cash terms or payment in advance are required. Trade receivables are non-interest-bearing.

An aged analysis of the trade receivables as at the end of each reporting period, based on the invoice date, is as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Within 3 months	5,577	17,485	36,996
3 to 6 months	—	10,776	909
6 to 12 months	—	1,095	254
Over 12 months	—	—	7

	5,577	29,356	38,166

The aged analysis of the trade receivables that are not individually nor collectively considered to be impaired is as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Neither past due nor impaired	5,577	17,485	36,996
Within one year past due	—	11,871	1,163
More than one year past due	—	—	7

Trade receivables, net	5,577	29,356	38,166

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Bills receivable are bills of exchange with maturity dates of less than one year.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

20.                      PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

The balance consists of prepayments, deposits and other receivables at cost of:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Current:
Prepaid spare parts and consumables purchases	5,344	7,413	3,095
Deposits	2,731	5,200	10,249
Staff advances	4,042	3,648	4,081
Withheld social security	3,125	5,170	5,417
Corporate income tax refundable	—	—	3,901
Value-added tax recoverable	2,707	4,292	6,188
Prepaid transportation fee	486	400	1,184
Others	1,404	2,636	3,340
	19,839	28,759	37,455

Non-current:
Prepayments for land use rights	9,681	24,493	37,001
Prepayments for construction related work	1,527	36,715	72,678
Deposits for equipment purchases	2,207	5,485	4,622
Prepayments for mining plans design	1,191	4,625	1,100
Others	904	528	420
	15,510	71,846	115,821

	35,349	100,605	153,276

None of the above assets is either past due or impaired.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

21.                   CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Restricted bank deposits (a)	—	21,000	7,082
Term deposits with an original maturity over three months	—	20,000	20,000
Cash and cash equivalents
— Cash on hand	174	202	100
— Cash at banks	76,308	73,440	160,884

	76,482	114,642	188,066

Notes:

(a)                      Restricted bank deposits mainly include deposits of RMB21.0 million held as security for the working capital facilities as of December 31, 2011 (note 24) and of RMB7.1 million held as security for the banks bills as of December 31, 2012 (note 22).

(b)                      Deposits and cash and cash equivalents are denominated in the following currencies:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

RMB	76,454	114,618	188,047
Hong Kong dollar	28	24	19

	76,482	114,642	188,066

Cash and cash equivalents are principally RMB-denominated deposits placed with banks in the PRC. The RMB is not freely convertible into other currencies, however, under the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB into other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at respective short term deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

22.                   TRADE AND BILLS PAYABLES

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Trade payables*	80,017	69,402	96,716
Bills payable	—	—	7,082

	80,017	69,402	103,798

*                Included in trade payables were RMB74.1 million, RMB60.5 million and RMB64.6 million due to construction related constructors as of December 31, 2010, 2011 and 2012.

The ageing analysis of trade payables is as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Within one year	56,266	63,349	87,284
More than one year	23,751	6,053	9,432

	80,017	69,402	96,716

The trade payables are non-interest-bearing and have an average credit term of 30 to 90 days.

Bills payable are bills of exchange with maturity of less than one year. Time deposits of RMB7.1 million were pledged to secure the bank bills as of December 31, 2012.

23.                   OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Natural resources fee (a)	505	48	693
Construction deposits from contractors	4,118	4,160	6,309
Social security payable (b)	6,116	16,620	16,268
Payroll payable	10,573	5,204	16,711
Advances from customers	1,117	4,057	11,325
Other taxes payable	980	4,618	5,154
Others	2,960	1,699	3,695

	26,369	36,406	60,155

(a)                       The natural resources fee represents fees payable to the PRC Government and is calculated as a percentage of sales.

(b)                       Social security consists of employee retirement insurance, medical insurance, maternity insurance, employment injury insurance and unemployment insurance and housing funds for the benefit of the Group’s employees.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

24.                   INTEREST-BEARING BANK AND OTHER BORROWINGS

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Current
Working capital facilities	—	70,000	—
Bank loans — guaranteed	100,000	100,000	265,000
Current portion of long term bank loans — secured and guaranteed	—	55,000	155,000
Current portion of long term bank loans - guaranteed	—	—	23,900
	100,000	225,000	443,900

Non-current
Bank loans — guaranteed	—	77,144	149,630
Bank loans — secured and guaranteed	318,742	433,742	420,000
	318,742	510,886	569,630

	418,742	735,886	1,013,530

Certain of the interest-bearing loans are secured by:

1)             Pledges over the Group’s mining rights with carrying amounts of RMB140.5 million, RMB520.3 million and RMB525.5 million as of December 31, 2010, 2011 and 2012, respectively;

2)             Pledges over the Company’s equity interest in Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayun Coal;

3)             Pledges over certain of the Group’s time deposits with carrying amounts of nil, RMB21.0 million and nil as of December 31, 2010, 2011 and 2012, respectively;

In addition, Mr. Li Feilie has guaranteed certain of the Group’s interest-bearing loans up to RMB150.0 million, RMB277.1 million and RMB486.6 million as of December 31, 2010, 2011 and 2012, respectively. Also, the Group’s fellow subsidiaries have guaranteed certain of the Group’s interest-bearing loans up to RMB418.7 million, RMB665.9 million and RMB1,013.5 million as of December 31, 2010, 2011 and 2012, respectively (note 32).

All borrowings are denominated in RMB.

The ranges of the effective interest rates on the Group’s loans are as follows:

	Year ended December 31,
	2010	2011	2012
	%	%	%

Fixed-rate loans	6.37	6.37	7.20~9.00
Floating-rate loans	5.94~8.32	6.22~9.84	5.94~9.47

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

24.                   INTEREST-BEARING BANK AND OTHER BORROWINGS (CONTINUED)

The maturity profile of the loans as of December 31, 2010, 2011 and 2012 is as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Bank loans repayable:
Within one year or on demand	100,000	225,000	443,900
In the second year	55,000	175,000	143,000
In the third to fifth years, inclusive	215,000	287,144	426,630
Beyond five years	48,742	48,742	—

	418,742	735,886	1,013,530

25.                   MINING RIGHTS PAYABLES

Mining rights payables represent the payables to the Guizhou Provincial Department of Land and  Resources as a result of acquiring the mining rights for Guizhou Yongfu, Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal, Linjiaao Coal and Guizhou Dayun. Mining rights payables are classified as current/non-current liabilities according to instalment plans agreed with the Guizhou Provincial Department of Land and Resources.

Maturities of mining rights payables are as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Within one year or on demand	19,192	22,612	25,568
In the second year	29,588	25,568	22,368
In the third to fifth years, inclusive	70,304	67,104	55,442
Beyond five years	33,074	10,706	—

	152,158	125,990	103,378

The mining rights payables bear interest at a rate stipulated by the People’s Bank of China from year to year. The ranges of the interest rates for mining rights payables for the years ended December 31, 2010, 2011 and 2012 are 5.85%~6.40%, 6.65%~7.05% and 6.15%~6.55%, respectively.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

26.                   ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations primarily relate to the closure of mines, which includes dismantling mining-related structures and the reclamation of land upon exhaustion of coal reserves.

The following table describes the changes to the Group’s asset retirement obligation liability:

Amount
RMB’000

At January 1, 2010	2,055
Arising during the year	—
Recognised from business combination (note 30)	3,118
Accretion expenses (note 6)	309
At December 31, 2010	5,482
Arising during the year	—
Accretion expenses (note 6)	543
At December 31, 2011	6,025
Arising during the year	402
Accretion expenses (note 6)	637
At December 31, 2012	7,064

The inflation rate, discount rate and market risk premium used for estimating the provision for asset retirement obligations for the years ended December 31, 2010, 2011 and 2012 are 2.53%, 9.91% and 6.09%, respectively. There were no material changes to those rates used in subsequent periods.

27.                   ISSUED CAPITAL

The Company was incorporated on January 6, 2010 with authorised capital of a maximum of 50,000 shares of a single class each with a par value of US$1.00. On January 15, 2010, 1 share was issued to Feishang which was subsequently transferred to CHNR on April 30, 2010.

28.                   SHARE-BASED COMPENSATION

In January 2008, 1,000,000 stock options of CHNR were granted to Mr. Li Feilie, at an exercise price of US$22.64 per share (the fair market value of CHNR’s common stock as of the grant date). Vesting is conditional upon Mr. Li Feilie’s working for CHNR for the next three years commencing from the grant date. As of December 31, 2010, the compensation expense related to the options has been fully recognised. In January 2011, the outstanding 1,000,000 shares of stock options were expired and not exercised.

The estimated fair value of these options at the date of grant using the Black Scholes option pricing model was RMB78.0 million, which is being amortised over the requisite service period of three years with the following assumptions: risk-free interest rate of 3.00%; no dividend yield; volatility of 124.50%; and the expected term of the options of one year.

Since the share options were granted by CHNR to Mr. Li Feilie for his services to CHNR, including the coal business of the Group, the compensation expense relating to his service to the coal business of the Group of RMB17.0 million for the year ended December 31, 2010, determined using a proportional allocation method based on the headcount of the coal business and non-coal business of CHNR, is recognised in the Group’s financial statements with a corresponding credit to deemed contribution from the owner of the Company.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

29.                   RESERVES

Group

The amounts of the Group’s reserves and movements therein for each of the years ended December 31, 2010, 2011 and 2012 are presented in the consolidated statements of changes in equity.

(a)         Safety fund and production maintenance fund

The safety fund and production maintenance fund represents the safety fund and the production maintenance fund which is accrued based on production volume in accordance with the circular of the Ministry of Finance on enterprise safety production.

(b)         Special reserve

The special reserve represents equity-settled share option expense related to the coal business (note 28) as well as prepaid listing expenses incurred by CHNR on behalf of the Group (note 32(c)).

(c)          Merger reserve

The merger reserve of the Group represents the capital contributions from the owner of the Company. The additions during the years ended December 31, 2010, 2011 and 2012 represent the injection of additional paid-in capital by the equity holders of the subsidiaries to the respective companies. The deductions during the years ended December 31, 2010, 2011 and 2012 represent the acquisition of paid-in capital of the subsidiaries by the Company from the owner of the Company which is accounted for as a distribution to the owner of the Company in the consolidated statements of changes in equity.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

30.                   BUSINESS COMBINATION

As further explained below, during the year ended December 31, 2010, the Group completed the Acquisition. Guizhou Puxin and its subsidiaries principally engage in coal mine development and operation in Guizhou Province, the PRC.

On March 18, 2010, Guizhou Fuyuantong, an indirect wholly-owned PRC subsidiary of Feishang, acquired all the issued and outstanding capital stock of Guizhou Puxin and its five subsidiaries, including Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal, from unrelated third parties. The total purchase consideration was in the form of cash, totalling RMB150.0 million.

In April 2010, the Company acquired all the issued outstanding capital stock of Guizhou Fuyuantong through its direct subsidiary, Hong Kong Smartact Limited, from Feishang for RMB10.0 million. Guizhou Puxin and its five subsidiaries engage in coal mine development and operation in Guizhou Province, the PRC.

The following table summarises the fair values of assets and liabilities of Guizhou Puxin and its five subsidiaries, including Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal and Xinsong Coal when they were acquired from the unrelated third parties on March 18, 2010:

RMB’000

Property, plant and equipment	1,336,381
Rehabilitation fund	4,969
Other non-current assets	8,436
Inventories	3,665
Trade receivables	2,478
Cash and cash equivalents	12,458
Other current assets	156,048
Trade payables	(20,443)
Other current liabilities	(349,457)
Deferred tax liabilities	(281,774)
Asset retirement obligations	(3,118)
Other non-current liabilities	(31,384)
Non-controlling interests	(64,111)
Fair value recognised by the Group	774,148
Purchase price paid to unrelated third parties of the Group	(150,000)
Bargain purchase gain	624,148

The bargain purchase gain arise from the distressed sale by the unrelated third parties as a result of the consolidation of smaller coal mines by the PRC government. The valuation is based on an independent valuation report, which uses an income-based approach estimating the future economic benefits and discounting these benefits into present value using a discount rate appropriate for the risks associated with realising those benefits. The fair value of the non-controlling interest is measured at the non-controlling interest proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Since the Acquisition date, Guizhou Puxin and its five subsidiaries contributed RMB38.7 million to the Group’s revenue and a loss of RMB68.6 million to the consolidated profit for the year ended December 31, 2010.

Had the Acquisition taken place at the beginning of the year, the revenue and profit of the Group for the year ended December 31, 2010 would have been RMB48.0 million and RMB548.6 million, respectively.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

30.                   BUSINESS COMBINATION (CONTINUED)

An analysis of the cash flows in respect of the acquisition of Guizhou Puxin and its subsidiaries is as follows:

RMB’000

Cash consideration	(150,000)
Cash and cash equivalents acquired	12,458
Net outflow of cash and cash equivalents	(137,542)

Out of the total cash consideration amounting to RMB150.0 million, RMB9.9 million was paid during the year ended December 31, 2010. The outstanding balance of RMB140.1 million was fully paid in July 2011.

31.                   COMMITMENTS

(a)                       Capital commitments

The Group had the following capital commitments as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Construction and purchase of items of property, plant and equipment
- Contracted, but not provided for	57,854	99,398	94,625

(b)                       Operating lease commitment

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Within the first year	932	1,000	73
After one year but not more than five years	2,986	2,046	24

	3,918	3,046	97

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

32.                   RELATED PARTY TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Group had the following transactions with related parties during the years ended December 31, 2010, 2011 and 2012:

(a)                       Outstanding balances with related companies

The Group’s payables with related companies, which are all unsecured and non-interest-bearing are summarised as follows:

		As of December 31,
		2010	2011	2012
		RMB’000	RMB’000	RMB’000
Current

Payables to related companies:
Wuhu Feishang	*	25,000	118,000	118,000
Yangpu Lianzhong	*	—	104,985	—
Feishang Management	*	263,401	178,843	540,010
Yunnan Feishang	*	—	35,180	—
Yangpu Shuanghu	*	14,993	—	—
CHNR	**	9,698	9,291	9,537
Feishang Enterprise Group Limited (“Feishang Enterprise”)	**	1,143	5,081	4,854
		314,235	451,380	672,401

*   These are subsidiaries under the control of CHNR and Feishang.

** These are subsidiaries under the control of Feishang.

The payables with related companies are all due on demand or within one year.

(b)                       Compensation of key management personnel of the Group

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Wages, salaries and allowances	3 85	824	2,523
Contribution to pension plans	—	23	37
Housing funds	—	—	16
Welfare and other expenses	—	—	—
Equity-settled share option expense	17,009	—	—
	17,394	847	2,576

Further details of the directors’ and chief executive’s emoluments are included in note 10 to the consolidated financial statements.

(c)                          Listing expenses

Pursuant to undertakings dated July 17, 2013, CHNR, the parent of the Company, agreed to bear the listing expenses amounting to RMB9.1 million for the year ended December 31, 2012 in relation to the listing by introduction of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

33.                   CONDENSED FINANCIAL INFORMATION OF THE COMPANY

The following is the condensed financial information of the Company on a non-consolidated basis:

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
ASSETS
INVESTMENT IN A SUBSIDIARY AND TOTAL NON-CURRENT ASSETS	—	—	—

CURRENT ASSETS
Due from a subsidiary	9,689	9,278	9,202

TOTAL CURRENT ASSETS	9,689	9,278	9,202

TOTAL ASSETS	9,689	9,278	9,202

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	—	—	236
Due to parent	9,698	9,292	9,537

TOTAL CURRENT LIABILITIES	9,698	9,292	9,773

NET CURRENT LIABILITIES	9	14	571

TOTAL ASSETS LESS CURRENT LIABILITIES	(9)	(14)	(571)

TOTAL LIABILITIES	9,698	9,292	9,773

EQUITY
Issued capital	—	—	—
Reserves	(9)	(14)	(571)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	(9)	(14)	(571)
TOTAL EQUITY	(9)	(14)	(571)

TOTAL LIABILITIES AND EQUITY	9,689	9,278	9,202

The investment in a subsidiary, namely Hong Kong Smartact, was in unlisted shares, measured at cost of 1 Hong Kong dollar. Particulars of the principal direct and indirect subsidiaries are set out in note 1.3 to the consolidated financial statements.

The amount due from a subsidiary included in the Company’s current assets of RMB9.7 million, RMB9.3 million and RMB9.2 million as of December 31, 2010, 2011 and 2012, respectively, are unsecured, interest-free and are due on demand.

The amount due to parent, namely CHNR, was unsecured, interest-free and is due on demand or within one year as of December 31, 2010, 2011 and 2012.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

33.       CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

CONDENSED INCOME STATEMENTS

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

ADMINISTRATIVE EXPENSES	9	6	564
LOSS BEFORE INCOME TAX	9	6	564
INCOME TAX EXPENSE	—	—	—
LOSS FOR THE YEAR	9	6	564

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Net cash flows used in operating activities	(9)	(6)	(564)
Net cash flows used in investing activities	(9,689)	(6)	(6)
Net cash flows from financing activities	9,698	12	328
NET DECREASE IN CASH AND CASH EQUIVALENTS	—	—	(242)
NETFOREIGN EXCHANGE DIFFERENCE	—	—	242
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	—	—	—

The above financial statements have been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2012, RMB482.0 million of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2011 and 2012.

In the parent-company-only financial statements, the Company’s investments in subsidiaries are stated at cost. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company does not have any significant commitments or long-term obligations as of any of the years presented.

During the years ended December 31, 2010, 2011 and 2012, no cash dividends were declared and paid by subsidiaries of the Company.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

34.      TRANSFERS OF FINANCIAL ASSETS

At December 31, 2012, the Group endorsed certain bills receivable accepted by banks in the PRC (the “Derecognised Bills”), to certain of its suppliers in order to settle the trade payables due to these suppliers with a carrying amount in aggregate of RMB22.5 million . The Derecognised Bills have a maturity from one to six months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Bills have a right of recourse against the Group if the PRC banks default (the “Continuing Involvement”). In the opinion of the directors, the Group has transferred substantially all risks and rewards relating to the Derecognised Bills. Accordingly, it has derecognised the full carrying amounts of the Derecognised Bills and the associated trade payables. The maximum exposure to loss from the Group’s Continuing Involvement in the Derecognised Bills and the undiscounted cash flows to repurchase the Derecognised Bills equals to their carrying amounts. In the opinion of the directors, the fair values of the Group’s Continuing Involvement in the Derecognised Bills are not significant.

During the years ended December 31, 2010, 2011 and 2012, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Bills. No gains or losses were recognised from the continuing involvement, both during the year or cumulatively. The Endorsement has been made evenly throughout the years ended December 31, 2010, 2011 and 2012.

35.      FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Financial instruments of the Group primarily include cash, trade and bills receivables, certain other current assets, trade and bills payables, certain other liabilities, amounts due to related companies, interest-bearing loans and mining rights payables.

The Group is exposed to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarised below.

(a)        Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, restricted bank deposits, trade and bills receivables, and certain other current assets, represent the Group’s maximum exposure to credit risk in relation to its financial assets.

Cash and cash deposits

The Group maintains its cash and cash deposits primarily with various PRC state-owned banks and Hong Kong-based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

35.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)        Credit risk (continued)

Trade receivables

The Group sells anthracitic coal to companies in the PRC. Trade receivables are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to trade receivables is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. The Group provides impairment for trade receivables primarily based on the age of the balances and factors surrounding the customer’s creditworthiness. No provision for impairment of trade receivables was provided during the years ended December 31, 2010, 2011 and 2012. As of December 31, 2010, 2011 and 2012, the largest five customers accounted for 59.4%, 84.2% and 87.2% of the trade receivables, respectively.

Sales to the largest five customers accounted for 66.6%, 73.5% and 56.7% of the consolidated revenue for the years ended December 31, 2010, 2011 and 2012. The largest five customers are all recognised and creditworthy third parties and trading terms are mainly on payment in advance or with a credit period of one month. The Group expects the concentration of coal customers to subside once the production volume increases in the future.

Bills receivable

Bills receivable represent letters of credit obtained by customers of the Group to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2011 and 2012, the bills receivable balance was guaranteed by financial institutions. The bills receivable have normal terms of maturity of six months.

(b)        Foreign currency risk

These financial statements are presented in RMB, which is the Company’s presentation currency. The currency is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the currency into foreign currencies. The value of the currency is subject to changes in PRC government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

35.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(c)        Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The interest rate risk is closely monitored by the Group’s senior management. As of December 31, 2010, 2011 and 2012, the interest rates for only 5.30%, 8.10%, and 12.50% of the Group’s interest-bearing debts were fixed, respectively. The following table demonstrates the sensitivity to a reasonably possible change in interest rates on the portion of interest-bearing loans and mining rights payables with floating interest rates except for interest which is capitalised. With all other variables held constant, the Group’s profit / (loss) before tax is affected through the impact on floating rate borrowings as follows:

	Increase / (decrease) in basis points	Increase / (decrease) in profit before tax
		RMB’000

Year ended December 31, 2010	100	(668)
	(100)	668

Year ended December 31, 2011	100	(2,841)
	(100)	2,841

Year ended December 31, 2012	100	(4,289)
	(100)	4,289

(d)        Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and adequate time deposits to meet its liquidity requirements in the short and long term. The Group also relies on financial support from its controlling shareholder. In addition, bank facilities have been put in place for contingency purposes.

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2012	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and bills payables	—	103,798	—	—	103,798
Other payables and accrued liabilities	—	22,022	—	—	22,022
Interest-bearing bank and other borrowings	—	508,388	654,212	—	1,162,600
Due to related companies	672,401	—	—	—	672,401
Mining rights payable	—	32,234	110,524	—	142,758

	672,401	666,442	764,736	—	2,103,579

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

35.       FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(d)    Liquidity risk (continued)

December 31, 2011	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and bills payables	—	69,402	—	—	69,402
Other payables and accrued liabilities	—	9,964	—	—	9,964
Interest-bearing bank and other borrowings	—	277,992	557,015	49,146	884,153
Due to related companies	451,380	—	—	—	451,380
Mining rights payable	—	27,644	121,529	18,256	167,429

	451,380	385,002	678,544	67,402	1,582,328

December 31, 2010	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and bills payables	—	80,017	—	—	80,017
Other payables and accrued liabilities	—	8,700	—	—	8,700
Interest-bearing bank and other borrowings	—	134,357	270,000	48,742	453,099
Due to related companies	314,235	—	—	—	314,235
Mining rights payable	—	22,980	118,758	46,513	188,251

	314,235	246,054	388,758	95,255	1,044,302

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

35.                     FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e)                        Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value. The Group also relies on financial support from its controlling shareholder.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2010, 2011 and 2012.

The Group monitors capital on the basis of the debt to capital ratio (gearing ratio), which is calculated as interest-bearing debt divided by total capital. Interest-bearing debt includes interest-bearing loans and mining rights payables. Capital includes total equity and interest-bearing debt. The gearing ratios as of December 31, 2010, 2011 and 2012 are as follows:

	As of December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Interest-bearing debt	570,900	861,876	1,116,908

Total equity	630,964	565,469	507,595

Total capital	1,201,864	1,427,345	1,624,503

Gearing ratio	47.5%	60.4%	68.8%

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

36.                     EVENTS AFTER THE REPORTING PERIOD

On January 11, 2013, Dayuan Coal drew down the remaining loan facility amounting to RMB15.0 million out of the total loan facility of RMB100.0 million granted in the year of 2012 from Bank of Communications, Guizhou branch. The purpose of the loan is to finance the improvement project of Dayuan Coal. The loan is guaranteed by Wuhu City Feishang Industrial Development Company Limited (“WFID”). The loan bears a floating interest rate equal to 30% above a three-year base lending rate stipulated by the People’s Bank of China from time to time (currently 6.15 % per annum, resulting in a current annual interest rate of 8.00% per annum). Dayuan Coal has fully drawn down the loan as of January 11, 2013.

On January 29, 2013 and February 27, 2013, Guizhou Puxin received and fully drew down RMB20.0 million and RMB30.0 million one-year bank loans from China Merchants Bank Co., Ltd., respectively. The purpose of the loans is to finance the working capital of Guizhou Puxin. The loans are guaranteed by WFID. The loans bear a fixed annual interest rate of 7.80% per annum.

On February 4, 2013, Guizhou Puxin received and fully drew down a RMB20.0 million one-year bank loan from China Everbright Bank, Chongqing Branch. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by Feishang Enterprise and Mr. Li Feilie. The loan bears a fixed annual interest rate of 6.30% per annum.

In March 2013, Guizhou Puxin and certain of its subsidiaries received and fully drew down a total of RMB83.6 million long-term entrusted loans from China Minsheng Bank Co., Ltd., entrusted by Yangpu Banghua Industrial Co., Ltd., an unrelated third party. The purpose of the loan is to finance the working capital, mine construction and debt settlement. The loans bear a fixed annual interest rate of 7.38% per annum and bear commission fee at a rate of 0.33%.

On March 19, 2013, Guizhou Puxin received and fully drew down a RMB131.0 million three-year entrusted loan from China Minsheng Bank Co., Ltd., entrusted by Feishang Management. The purpose of the entrusted loan is to replace the inter-company loan. The entrusted loan is unsecured and bears commission fee at a rate of 0.66%. Upon receipt of the loan, Guizhou Puxin repaid the RMB131.0 million loan to Feishang Management on March 20, 2013.

On March 22, 2013, the government of Guizhou Province issued a policy regarding the consolidation of coal mines. According to the policy, certain small scale coal mines will be closed gradually before 2015. Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by Gouchang Coal Mine of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. The management is in the process of assessing the influence on the potential impact of the impairment caused by the policy.

FEISHANG ANTHRACITE RESOURCES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

36.                     EVENTS AFTER THE REPORTING PERIOD (CONTINUED)

On March 27, 2013, Guizhou Puxin received and fully drew down a RMB400.0 million one-year bank loan from China Minsheng Bank Co., Ltd.. The purpose of the loan is to satisfy indebtedness owed by Guizhou Puxin to two of its fellow subsidiaries. The loan is guaranteed by Xinsong Coal. The loan bears a floating annual interest rate of 20% above the one-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.00 % per annum, resulting in a current annual interest rate of 7.20% per annum). Upon receipt of the loan, Guizhou Puxin repaid RMB290.0 million to Feishang Management and RMB110.0 million to Wuhu Feishang on March 28, 2013.

On March 29, 2013, Guizhou Puxin received and fully drew down a RMB50.0 million one-year bank loan from Chongqing Bank, Guiyang Branch. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by Feishang Enterprise. The loan bears a fixed annual interest rate of 8.40% per annum.

On May 13, 2013, Guizhou Puxin received and fully drew down a RMB300.0 million two-year entrusted loan from Bank of Guizhou, Guiyang Fushui Road Branch, entrusted by HuaChuang Securities Co., Ltd.. The purpose of the entrusted loan is to finance the working capital and the coal washing factory construction project, and to satisfy indebtedness owed by Guizhou Puxin. The entrusted loan is guaranteed by Feishang Enterprise, Guizhou Feishang Energy Co. Ltd. and Mr. Li Feilie. The entrusted loan bears a fixed annual interest rate of 8.00% per annum.

On July 5, 2013, Guizhou Puxin received and fully drew down a RMB105.0 million three-year entrusted loan from China Minsheng Bank Co., Ltd., entrusted by Yangpu Banghua, an unrelated third party. The purpose of the loan is to finance the operating working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears a fixed interest rate of 7.38% per annum and bears a commission fee at a rate of 0.33%.

On July 18, 2013, the Group obtained a confirmation letter from China Minsheng Bank which will provide a loan facility totalling RMB1.6 billion for a year during which the Group can draw down loan amounts pursuant to the conditions set out in the confirmation letter. On July 29, 2013, the Group obtained a revised confirmation letter from China Minsheng Bank which extends the maturity of the loan facility from a year to one and a half year.

37.                     APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on August 14, 2013.

IMPORTANT

If you are in any doubt about the contents of this listing document, you should seek independent professional advice.

[LOGO]

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

LISTING BY INTRODUCTION

OF THE ENTIRE ISSUED SHARE CAPITAL OF THE COMPANY

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Nominal value	: HK$0.1 per Share
Stock code	:

Joint Sponsors

(in alphabetical order)

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this listing document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this listing document.

This listing document is published in connection with the Listing on the Stock Exchange of our Shares which are currently in issue and held by CHNR and will be distributed to the shareholders of CHNR upon completion of the Distribution. This listing document contains particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Securities and Futures (Stock Market Listing) Rules (Chapter 571V of the Laws of Hong Kong) for the purpose of giving information with regard to the Company and its subsidiaries.

This listing document does not constitute an offer of, nor is it calculated to invite offers for, shares or other securities of the Company, nor have such shares or other securities been allotted with a view to any of them being offered for sale to or subscription by the public. No new Shares will be allotted or issued in connection with, or pursuant to, this listing document.

Information regarding the proposed arrangements for the listing of, and dealings and settlement of dealings in, the Shares following completion of the Spin-off is set out in the section headed “Information about this Listing Document and the Spin-off” in this listing document.

Your attention is drawn to the section headed “Risk Factors” in this listing document.

      2013

EXPECTED TIMETABLE(1)

Last day of dealing in CHNR Shares on a cum entitlement basis	, 2013

First day of dealing in CHNR Shares on an ex entitlement basis	, 2013

Latest time for lodging transfers of the CHNR Shares cum entitlement to the Shares pursuant to the Distribution	a.m./p.m. on , 2013

Register of members of CHNR closes from	, 2013

Distribution Record Date	, 2013

Declaration of a conditional special interim dividend by CHNR to be satisfied by way of a distribution in specie of our Shares to CHNR Shareholders	, 2013

Register of members of CHNR opens on	, 2013

Announcement of obtaining the final listing approval from the Stock Exchange	, 2013

Dispatch of Share certificates on(2)	, 2013

Listing of and dealing in the Shares on the Stock Exchange expected to commence on(2)	, 2013

Notes:

(1)                       All dates and times refer to Hong Kong dates and times, except as otherwise stated. Details of the Spin-off, including its condition, are set out in the sections headed “Information about this Listing Document and the Spin-off” and “The Spin-off” in this listing document.

(2)                       The Share certificates are expected to be dispatched on      , 2013. The Share certificates will only become valid if the Distribution becomes unconditional. In the event the Distribution does not become unconditional, dealings in the Shares on the Stock Exchange will not commence on      , 2013. In such event, we will make an announcement of the above and, if necessary, of a revised timetable. Investors who trade in the Shares prior to the receipt of the Share certificates do so entirely at their own risk.

i

CONTENTS

IMPORTANT NOTICE TO INVESTORS

We have not authorized anyone to provide you with information or representation that is different from what is contained in this listing document. Any such information or representation must not be relied on by you as having been authorized by us, the Joint Sponsors, any of our or their respective directors, officers or representatives or any other person involved in the Spin-off.

ii

iii

SUMMARY

This summary is intended to give you an overview of the information contained in this listing document. Since it is a summary, it does not contain all the information that may be important to you. You should read the listing document in its entirety. The resource and reserve data of the Company included in this listing document are determined by measuring the raw coal extracted from our coal mines. The characteristics of our coal products are assessed by measuring our raw coal after beneficiation (or coal washing) as may be required under the Chinese Coal Classification Standard. See “Business — Our Coal Characteristics and Coal Products — Coal Classification.”

OVERVIEW

We are a producer of anthracite coal based in Guizhou province of the PRC. We are primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal. Our mining assets consist of seven underground anthracite coal mines in Guizhou province, of which four have commenced commercial production, two are under construction and one is undergoing its pilot run phase. All of our anthracite coal mines are accessible by road and located in Guizhou province, which, according to the latest report released by the SAWS, had the largest anthracite coal resources among the provinces in Southwest China in 2008. The following table sets forth certain information regarding our seven anthracite coal mines as of the date of this listing document other than information regarding the total proved and probable reserves of our anthracite coal mines, which was as of April 30, 2013.

Anthracite Coal Mine	Stage of Production	Date of Initial/Expected Commercial Production	Total Proved and Probable Reserves (in million tonnes)	Permitted Annual Production Capacity (in tonnes)(1)

Baiping Coal Mine	Commercial production	June 2009	22.55	150,000
Liujiaba Coal Mine	Commercial production	December 2012	13.92	300,000
Zhulinzhai Coal Mine	Commercial production	April 2012	9.58	300,000
Gouchang Coal Mine	Commercial production (suspended)(2)	April 2011	5.72	90,000
Yongsheng Coal Mine	Pilot run	November 2013	52.96	600,000
Dayuan Coal Mine	Construction	February 2014	8.26	300,000
Dayun Coal Mine	Construction	July 2015	97.29	600,000
		Total	210.28	2,340,000

Notes:

(1)              Represents the annual production capacity as permitted under the relevant mining rights permits.

(2)              Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy.

As of April 30, 2013, we had total proved and probable coal reserves of approximately 210.28 million tonnes and total permitted annual production capacity of 2.34 million tonnes. In 2010, 2011 and 2012, we sold 166,362 tonnes, 314,058 tonnes and 437,010 tonnes of anthracite coal, respectively, and had revenues of RMB38.7 million, RMB105.2 million and RMB141.9 million, respectively. In 2010, 2011 and 2012, the average selling price of the anthracite coal we produced was RMB232.4, RMB296.4 and RMB323.6 per tonne, respectively.

During the Track Record Period, we derived our revenue primarily from the sale of coal we produced. From time to time, we also engaged in coal trading activities by selling coal that we purchased from third party suppliers. In 2011 and 2012, revenue from sales of third party coal was RMB33.1 million and RMB1.1 million, respectively, representing 31.5% and 0.8%, respectively, of our total revenue. We did not engage in any coal trading activities in 2010, and we do not intend to engage in any significant coal trading activities in the future.

In the PRC, end users generally characterize anthracite coal as thermal coal, chemical coal or PCI coal. Prior to 2011, we sold substantially all of the coal produced from our mines as thermal coal. In each of 2011 and 2012, we derived approximately 5% of our revenue from the sale of chemical coal we produced, while our remaining revenue in each of these years was derived from the sale of thermal coal we produced and coal sourced from third parties. Subject to market conditions, we intend to significantly increase our sales of chemical coal in the future and begin selling PCI coal in 2014.

In order to increase our production capacity, we plan to optimize all of our currently operating anthracite coal mines by improving mine layout and upgrading mine infrastructure and equipment. We expect that our optimization plans will begin in 2015 and, after their expected completion in December 2018, we expect to be able to achieve an aggregate annual production capacity of 5.81 million tonnes. The estimated costs of our optimization plans are RMB807.5 million.

Under PRC law, each coal mine in the PRC must obtain certain permits prior to commencing commercial production, including a mining right permit, a safe production permit and a coal production permit. The following table sets forth certain information regarding our mining right permits, safe production permits and coal production permits as of the Latest Practicable Date:

	Mining Right Permit			Safe Production Permit		Coal Production Permit(5)
Mine	Holder/permit number	Permit date (month/ year)	Expiration date (month/ year)	Permit date (month/ year)	Expiration date (month/ year)	Permit date (month/ year)	Expiration date (month/ year)
Baiping Coal Mine(1)	Baiping Mining/ C5200002011111120121064	November 2011	August 2014	May 2012	May 2015	June 2009	June 2020
Liujiaba Coal Mine	Xinsong Coal/ C5200002009091120036374(2)	March 2011	September 2019	November 2012	November 2015	December 2012	December 2037
Zhulinzhai Coal Mine	Linjiaao Coal/ C5200002011031120108782	April 2011	July 2018	March 2012	March 2015	April 2012	April 2031
Gouchang Coal Mine	Gouchang Coal/ C5200002009121120048406	April 2011	April 2017	April 2011	April 2014	April 2011	April 2045
Yongsheng Coal Mine	Guizhou Yongfu/ C5200002012021120124117(3)	February 2012	November 2027	—	—	—	—
Dayuan Coal Mine	Dayuan Coal/ 5200002011051120118585	March 2013	March 2023	—	—	—	—
Dayun Coal Mine	Guizhou Dayun/ C5200002011031120112455(4)	March 2011	March 2031	—	—	—	—

(1)                                     In 2011 and 2012, the actual production output of Baiping Coal Mine exceeded its permitted annual production capacity under its mining right permit and coal production permit. See “Business — Our Anthracite Coal Mines — Mines in Commercial Production — Baiping Coal Mine” on page 97. We have applied for a mining right permit with an annual production capacity of 300,000 tonnes for Baiping Coal Mine and we expect to obtain such permit in 2014.

(2)                                     The mining right has been pledged to China Minsheng Bank.

(3)                                     The mining right has been pledged to China Minsheng Bank and Bank of China.

(4)                                     The mining right has been pledged to China Merchants Bank.

(5)                                     The National People’s Congress Standing Committee passed certain amendments to the Coal Law, which became effective on June 29, 2013, including removing the requirement of obtaining coal production permits.

Each of our anthracite coal mines currently utilizes manual longwall mining, semi-mechanical longwall mining or mechanical longwall mining methods to extract coal. Longwall mining refers to extracting coal from long rectangular blocks of coal seams. Manual longwall mining refers to drilling holes in the mining face, placing explosives and detonating the explosives to extract the coal. Mechanical and semi-mechanical longwall mining involve using a mechanical shearer in coal extraction. In mechanical longwall mining, the mine roof is held up during the extraction process by automatic hydraulic roof supports, while in semi-mechanical longwall mining, the mine roof is held up hydraulic roof supports that are operated manually. The following table sets forth the current extraction method of each of our anthracite coal mines:

Anthracite Coal Mine	Extraction Method
Baiping Coal Mine	Manual longwall
Liujiaba Coal Mine	Semi-mechanical longwall
Zhulinzhai Coal Mine	Manual longwall
Gouchang Coal Mine	Manual longwall
Dayun Coal Mine	Mechanical longwall
Yongsheng Coal Mine	Mechanical longwall
Dayuan Coal Mine	Semi-mechanical longwall

Our cash operating costs consist primarily of the costs of wages and labor, materials, power and maintenance. Set forth below are our cash operating costs of our coal mines that were in commercial production in 2012. See Appendix III — “Competent Person’s Report.”

	Total and Average Cash Operating Costs
Year	Tonnage	Total Cash Operating Costs	Average Cash Operating Costs
	(in thousands)	(RMB)	(RMB/Tonne of Saleable Coal Produced)
2012	410	49,920,000	121.8

Our capital expenditures were RMB219.7 million, RMB341.5 million and RMB360.2 million in 2010, 2011 and 2012, respectively. Our capital expenditures primarily related to the construction of our coal mines, purchase of mining-related equipment and machinery and pre-payments for land use rights for our coal mines. We expect to pay approximately an aggregate of RMB545.0 million in 2013 and 2014 for capital expenditures. See Appendix III — “Competent Person’s Report.” We expect to fund these capital expenditures through interest-bearing bank loans and other borrowings. See “Financial Information — Indebtedness.”

OUR STRENGTHS

We believe our principal strengths include the following:

•                  anthracite is a relatively scarce and valuable resource;

•                  our high quality coal reserve;

•                  we are located in Guizhou province, which has one of the largest anthracite coal resources in the PRC;

•                  we are well-positioned to capitalize on industry consolidation opportunities in Guizhou; and

•                  our experienced management team.

BUSINESS STRATEGIES

We aim to grow our business by focusing on the following strategies:

•                  achieve profitability through sales of higher margin chemical and PCI coal and increasing our production output;

•                  strengthen our sales and marketing networks;

•                  create a more vertically integrated business;

•                  enhance our operational efficiency and cost control;

•                  enhance the environmental and occupational health and safety standards of our operations; and

•                  increase our anthracite coal production capacity in the long-term through mine optimization plans and acquisitions of high quality anthracite coal mines.

THE SPIN-OFF

We are a wholly-owned subsidiary of CHNR, a BVI company with common shares listed on the NASDAQ Capital Market under the symbol “CHNR” and controlled by Mr. Li Feilie, our chairman and chief executive officer. CHNR has two business segments: base metals exploration and mining; and anthracite coal exploration and mining. CHNR’s anthracite coal exploration and mining segment is operated through our Company.

On      , 2013, the CHNR Board approved a conditional special interim dividend to the CHNR Shareholders to be satisfied by way of a distribution in specie of the entire issued share capital of our Company to all CHNR Shareholders in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each CHNR Shareholder will be entitled to five Shares for every CHNR Share held on the Distribution Record Date. The Spin-off does not involve any offering of new Shares or a public offering of any other securities and no funds will be raised pursuant to the Spin-off. The Distribution is conditional on the Listing Committee granting listing of, and permission to deal in, our Shares in issue on the Main Board of the Stock Exchange. The reasons for the Spin-off include the following:

•                  as CHNR’s base metals exploration and mining business is fundamentally different from our Company’s business, we believe the Spin-off could result in more efficient and focused management for our Company and CHNR;

•                  following the Spin-off, each of our Company and CHNR may adopt more effective incentive compensation arrangements, including share-based compensation, that are more directly tied to performance;

•                  after the Spin-off, each of our Company and CHNR may adopt more individually tailored capital structures; and

•                  we believe that after the Spin-off, the trading price of the shares of each of our Company and CHNR may more accurately reflect their respective values, and any future capital raised by our Company or CHNR may more accurately reflect such company’s respective cost of capital.

Immediately following the Spin-off, Mr. Li Feilie, our chairman and chief executive officer, will, through his shareholdings in Laitan Investments and Feishang, continue to be a Controlling Shareholder of the Company. See “Relationship with Our Controlling Shareholders” for further details.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following summary historical consolidated income statements for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated statements of financial position as of December 31, 2010, 2011 and 2012 are derived from our consolidated financial statements, including the notes thereto, set forth in Appendix I — “Accountants’ Report of the Company.” You should read the summary historical consolidated financial statements set forth below in conjunction with our consolidated financial statements included in Appendix I — “Accountants’ Report of the Company,” together with the accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB.

Summary Consolidated Income Statements

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)
Revenue	38,668	105,211	141,939
Gross profit	13,215	30,922	46,050
Operating loss	(54,545)	(22,985)	(36,602)
Profit/(loss) before income tax	562,134	(55,150)	(82,266)
Income tax (expense)/benefit	(6,141)	(9,750)	15,210
Profit/(loss) for the year	555,993	(64,900)	(67,056)
Attributable to:
Owners of the Company	562,432	(64,165)	(75,312)
Non-controlling interests	(6,439)	(735)	8,256

Summary Consolidated Statements of Financial Position

	As of December 31,
	2010	2011	2012
	(RMB in thousands)
Non-current assets	1,824,292	2,125,475	2,477,108
Current assets	107,222	179,085	285,754
Total assets	1,931,514	2,304,560	2,762,862
Current liabilities	544,306	811,181	1,315,865
Net current liabilities	437,084	632,096	1,030,111
Total liabilities	1,300,550	1,739,091	2,255,267
Equity attributable to owners of the Company	554,831	479,784	413,654
Non-controlling interests	76,133	85,685	93,941
Total equity	630,964	565,469	507,595

KEY FINANCIAL RATIOS

The table below sets forth our key financial ratios as of the dates or for the periods indicated.

	As of or for the year ended December 31,
	2010	2011	2012
Inventory turnover days(1)	49	26	31
Average trade and bill payable turnover days(2)	660	362	325
Average trade and bill receivable turnover days(3)	29	61	101
Gearing ratio(4)	47.5%	60.4%	68.8%
Gross margin(5)	34.2%	29.4%	32.4%

(1)                                 Inventory turnover days are calculated by dividing the arithmetic mean of the opening and closing balances of inventories for the year by cost of sales in that year and multiplying by 360 days. As we did not have any commercial production until March 18, 2010, inventory turnover days in 2010 is calculated by dividing the arithmetic mean of the balance of inventories as of March 18 and December 31, 2010 by cost of sales for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(2)                                 The average trade and bill payable turnover days are calculated by dividing the arithmetic mean of opening and ending balance of trade and bill payables for the year by cost of sales in the year and then multiplying by 360 days. As we did not have any commercial production until March 18, 2010, the average trade and bill payables turnover days in 2010 is calculated by dividing the arithmetic mean of the balance of trade and bill payables as of March 18 and December 31, 2010 by cost of sales for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(3)                                 The average trade and bill receivable turnover days are calculated by dividing the arithmetic mean of opening and ending balance of trade and bill receivables for the year by revenue in that year and then multiplying by 360 days. As we did not have any commercial production until March 18, 2010, the average trade and bill receivables turnover days in 2010 is calculated by dividing the arithmetic mean of the balance of trade and bill receivables as of March 18 and December 31, 2010 by revenue for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(4)                                 Gearing ratio is calculated by dividing total interest-bearing debt by total capital at the end of the year and multiplying by 100%. Interest-bearing debt includes interest-bearing loans and mining rights payables. Capital includes total equity and interest-bearing debt.

(5)                                 Gross margin is calculated by dividing gross profit by revenue at the end of the year and multiplying by 100%.

RISK FACTORS

There are certain risks relating to an investment in our Shares. These risks can be categorized into: (i) risks relating to our business; (ii) risks relating to PRC’s coal industry; (iii) risks relating to conducting business in the PRC; and (iv) risks relating to the Spin-off, and include the following significant risks:

•                  As we are a development stage coal mining company with a limited operating and production history, it is difficult to evaluate our business and prospects;

•                  We have a history of losses and we anticipate that losses will continue;

•                  We require a significant amount of cash to fund the growth of our business as well as to meet our working capital requirements, and we may be unable to obtain sufficient capital in a timely manner or on acceptable terms, or at all;

•                  We are highly leveraged, which may materially and adversely affect our financial condition and results of operations as well as our ability to expand our business;

•                  If we are unable to successfully expand our coal production capacity, our business and prospects would be materially and adversely affected;

•                  Our business, financial condition and results of operations are susceptible to the cyclical nature of the PRC anthracite coal market and vulnerable to fluctuations in anthracite coal prices; and

•                  We are subject to extensive regulation, and our business, financial condition, results of operations and prospects may be materially and adversely affected if we fail to comply with applicable regulations or if existing regulations or other government policies change.

The risks listed above are not the only risks that may affect us, and we urge you to read the entire section entitled “Risk Factors” beginning on page 31.

REGULATORY COMPLIANCE

Set forth below is a summary of our material non-compliance incidents during the Track Record Period, as well as the rectification actions and preventative measures that we have taken in respect of such incidents, including obtaining confirmations from the relevant regulatory authorities that they would not impose penalties or other measures on us. For further information on each of these incidents, see “Business — Regulatory Compliance”:

Non-Compliance	Rectification Actions / Preventive Measures

In 2012, Baiping Coal Mine produced 292,000 tonnes of anthracite coal which significantly exceeded its annual production capacity of 150,000 tonnes as permitted under its mining right permit and coal production permit.

•      In January and July 2013, the relevant Guizhou government authority issued confirmation letters stating that it would not impose any penalties or other measures (including but not limited to revocation of the coal production permit or suspension of coal mining operations) against Baiping Mining or its employees in respect of any over-production in 2012 or thereafter, and that it would support our application for the relevant permits with an annual production capacity of 300,000 tonnes or more. We plan to continue producing anthracite coal at Baiping Coal Mine, and may produce anthracite coal in excess of its permitted production capacity as our annual production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that such confirmation letters were issued by the competent government authority and are legally valid. We have applied for a 300,000 tonnes mining right permit for Baiping Coal Mine and we expect to obtain such permit in 2014. After receiving such permit, we do not expect Baiping Coal Mine will continue to produce anthracite coal in excess of its permitted production capacity.

None of our four anthracite coal mines in commercial production have completed its environmental trial run or the environmental acceptance inspection by the relevant government authorities prior to commencing commercial production.

•      In January and July 2013, the relevant Guizhou government authorities issued confirmation letters stating that no penalties would be imposed on any of our four anthracite coal mines that have commenced commercial production. Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that such confirmation letters were issued by the competent government authorities and are legally valid.

•      Prior to commencing commercial production at each of these four anthracite coal mines, we have undertaken to the Guizhou Energy Bureau that we will comply with all relevant environmental laws, rules and regulations or apply for environmental acceptance inspections immediately following our completion of inspections for obtaining coal production permits. We are in the process of applying for environmental acceptance inspections for each of our coal mines that has commenced commercial production, with the exception of Gouchang Coal Mine, which has suspended operations. We have not received any indication that our application for such acceptance inspections will not be approved.

•      Our compliance and audit department closely monitors our mining operations to make sure they are conducted in accordance with the applicable laws, rules and regulations.

Non-Compliance	Rectification Actions / Preventive Measures
During the Track Record Period, certain of our subsidiaries did not timely complete their social insurance registrations and pay social insurance contributions for employees in full.

•      In March, April and May 2013, the relevant Guizhou government authorities issued confirmation letters stating that they would not impose any penalties in respect of our subsidiaries’ failure to timely complete their social insurance registrations or pay their social insurance contributions in full. The confirmation letters also stated that the unpaid contributions of our subsidiaries were waived. Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that the confirmation letters have been issued by the competent government authorities and are legally valid.

•      As of the Latest Practicable Date, all of our subsidiaries have completed their social insurance registrations, and since April 2013, all of our subsidiaries have made their social insurance contributions in full.

During the Track Record Period, certain of our subsidiaries did not timely complete their housing provident fund registrations and pay the required housing provident fund contribution for employees in full.

•      In March and April 2013, the relevant Guizhou government authorities issued confirmation letters stating that they would not impose any penalties in respect of our subsidiaries’ failure to timely complete their housing provident fund registrations or pay their housing provident fund contributions. The confirmation letters also stated that the unpaid contributions of our subsidiaries were waived. Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that the confirmation letters have been issued by the competent government authorities and are legally valid.

•      As of the Latest Practicable Date, all of our subsidiaries have completed their housing provident fund registrations, and since April 2013, all of our subsidiaries have made their housing provident fund contributions in full.

During the Track Record Period, certain of our subsidiaries made non-interest bearing intercompany loans to our other subsidiaries in the PRC in contravention of applicable PRC regulations on intercompany lending.

•      Prior to the Listing, all of the intercompany loans among our subsidiaries have been terminated and replaced with entrusted loans. These entrusted loans were made available by Feishang Management, certain of our subsidiaries or Independent Third Parties as the entrusting party, through China Minsheng Bank as the lender, to our other subsidiaries as the borrower. See “Relationship with Our Controlling Shareholders — Independence from Our Controlling Shareholders — Financial Independence.” The provision of entrusted loans is in line with the practice generally adopted by corporations in the PRC, and our PRC legal advisors, Commerce & Finance Law Offices, have advised us that such entrusted loans do not contravene any PRC laws, rules or regulations.

DEFINITIONS

In this listing document, unless the context otherwise requires, the following words and expressions shall have the following meanings. Certain technical terms are explained in the section headed “Glossary of Technical Terms” in this listing document.

“Accountants’ Report of the Company”

a report prepared by the Company’s reporting accountants, Ernst & Young, in respect of the Company for the purpose of incorporation in this listing document. Please refer to Appendix I to this listing document for the full report

“Accountants’ Report of Guizhou Puxin”

a report prepared by the Company’s reporting accountants, Ernst & Young, in respect of Guizhou Puxin for the purpose of incorporation in this listing document. Please refer to Appendix II to this listing document for the full report

“Articles of Association”

the articles of association of our Company (as amended from time to time), filed on      , 2013 a summary of which is set out in Appendix IV — “Summary of the Constitution of Our Company and British Virgin Islands Companies Law” to this listing document

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Baiguochong Mine”	a lead-zinc mine located in E Shan town, Fanchang county, Anhui province, the PRC, which is wholly-owned by Yunnan Feishang

“Baiping Coal Mine”	a coal mine located in Gaoping, Jinsha county, Qianbei Coal District, Guizhou province, the PRC, which is wholly-owned by Baiping Mining

“Baiping Mining”

Jinsha Baiping Mining Co. Ltd. (金沙縣白坪礦業有限公司), a company organized in the PRC on January 15, 2009 and owned as to 70% by Guizhou Puxin and 30% by Yangpu Wanshun Energy Co. Ltd., an Independent Third Party

“Bank of Chongqing”	Bank of Chongqing Co., Ltd. (重慶銀行有限公司), a company organized in the PRC and an Independent Third Party

“Bank of Communications”	Bank of Communications Co., Ltd. (交通銀行股份有限公司), a company organized in the PRC and an Independent Third Party

“Behre Dolbear” or “Behre Dolbear Asia, Inc”

Behre Dolbear Asia, Inc., a subsidiary of Behre Dolbear Group, Inc, a mineral industry advisory and consulting group, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms, and an Independent Third Party

“Bijie Feishang”	Bijie Feishang Energy Co. Ltd. (畢節飛尚能源有限公司), a company organized in the PRC on October 19, 2010 and a wholly-owned subsidiary of Guizhou Puxin

“Board” or “Board of Directors”	the board of directors of our Company

“BVI”	the British Virgin Islands

“BVI Business Company”	a business company with limited liability incorporated under the Companies Act

“Business Day”	any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are generally open for business

“CAGR”	compound annual growth rate

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“CCASS Clearing Participant”	a person admitted to participate in CCASS as a direct clearing participant or a general clearing participant

“CCASS Custodian Participant”	a person admitted to participate in CCASS as a custodian participant

“CCASS Investor Participant”	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation

“CCASS Participant”	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCASS Investor Participant

“China”, “PRC” or “State”	the People’s Republic of China excluding, for the purpose of this listing document only, Hong Kong, Macao and Taiwan, unless otherwise specified

“China Coal”	China Coal Mining Investments Limited (中華煤業投資有限公司), a company incorporated in Hong Kong on January 14, 2008 and a wholly-owned subsidiary of CHNR

“China Coal Resource”	China Coal Resource Website (中國煤炭資源網), a website established in 1998 by a group of experts from sectors such as coal, coke, coal-chemical, coal transportation and sales and strategic investments

“China Everbright Bank”	China Everbright Bank Co., Ltd. (中國光大銀行有限公司), a company organized in the PRC and an Independent Third Party

“China Merchants Bank”	China Merchants Bank Co., Ltd. (招商銀行股份有限公司), a company organized in the PRC and an Independent Third Party

“China Minsheng Bank”	China Minsheng Banking Corp., Ltd. (中國民生銀行股份有限公司), a company organized in the PRC and an Independent Third Party

“CHNR”	China Natural Resources, Inc., a company incorporated in the BVI on December 14, 1993 and the sole Shareholder of our Company prior to the Distribution

“CHNR Board”	the board of directors of CHNR

“CHNR Group”	CHNR and its subsidiaries, which, except where the context otherwise requires, includes our Company

“CHNR Share(s)”	common shares in the capital of CHNR without par value

“CHNR Shareholder(s)”	holder(s) of the CHNR Shares

“Companies Act”	The BVI Business Companies Act, 2004

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended or supplemented from time to time

“Company”, “our”, “we” or “us”

Feishang Anthracite Resources Limited (飛尚無煙煤資源有限公司), a company incorporated in the BVI with limited liability on January 6, 2010 and, except where the context otherwise requires, all of its subsidiaries

“Competent Person’s Report”	a competent person’s report issued by Behre Dolbear dated , 2013, details of which are set out in “Appendix III — Competent Person’s Report” to this listing document

“Controlling Shareholder(s)”	immediately following the Spin-off, Feishang, Laitan Investments and/or Mr. Li Feilie

“Core Businesses”	the business of the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC

“Corporate Transactions”	the series of acquisitions and other transactions undertaken by our Company in 2010 and 2011, details of which are set forth in the section headed “History and Development” in this listing document

“CPC”	Communist Party of China

“CSRC”	China Securities Regulatory Commission (中國證券監督管理委員會)

“Dayuan Coal”

Guizhou Nayong Dayuan Coal Mining Co. Ltd. (貴州納雍縣大圓煤業有限公司), a company organized in the PRC on January 22, 2009 and owned as to 99% by Guizhou Puxin and 1% by Mr. Li Shenggen, an Independent Third Party

“Dayuan Coal Mine”	a coal mine located in Xinfang, Nayong county, Zhina Coal District, Guizhou province, the PRC, which is wholly-owned by Dayuan Coal

“Dayun Coal Mine”	a coal mine located in Gaopingxiang, Jinsha county, Qianbei Coal District, Guizhou province, the PRC, which is wholly-owned by Guizhou Dayun

“Deed of Non-Competition”

the deed of non-competition dated      , 2013, entered into between Feishang, Laitan Investments, Mr. Li Feilie, Feishang Energy and the Company in respect of the Core Businesses (as defined in the section headed “Relationship with Our Controlling Shareholders — Deed of Non-Competition” in this listing document)

“Director(s)”	director(s) of our Company

“Distribution”

a conditional special interim dividend declared by CHNR to be satisfied by way of a distribution in specie of the entire issued share capital of our Company, being an aggregate of 124,554,580 Shares to the CHNR Shareholders, subject to the satisfaction of the conditions described in the section headed “The Spin-off” in this listing document

“Distribution Record Date”	, 2013, being the record date for ascertaining entitlements to the Distribution

“Entrusted Loan”

the loan in the amount of RMB131.0 million made available by Feishang Management as the entrusting party, through the Chongqing branch of China Minsheng Bank as the lender, to Guizhou Puxin as the borrower

“Feishang”	Feishang Group Limited, a company incorporated in the BVI on January 3, 1997 and is wholly-owned by Laitan Investments, which is one of our Controlling Shareholders

“Feishang Energy”	Guizhou Feishang Energy Co., Ltd. (貴州飛尚能源有限公司), a company organized in the PRC on February 1, 2010 and a wholly-owned subsidiary of Shenzhen Feishang

“Feishang Enterprise”

Feishang Enterprise Group Co., Ltd. (飛尚實業集團有限公司), a company organized in the PRC on June 9, 2000 and owned as to 60.74% by Mr. Li Feilie, 4.48% by Mr. Li Feiwen, 17.39% by Mr. Li Qingquan and 17.39% by Ms. Li Ruijin, all of whom are associates of Mr. Li Feilie

“Feishang Management”	Shenzhen Feishang Management and Consulting Co. Limited (深圳市飛尚企業管理諮詢有限公司), a company organized in the PRC on October 6, 2008 and a wholly-owned subsidiary of Yunnan Feishang

“Feishang Mining”	Feishang Mining Holdings Limited (飛尚礦業集團有限公司), a company incorporated in the BVI on September 3, 2004 and, since February 3, 2006, a wholly-owned subsidiary of CHNR

“Fenwei”	Shanxi Fenwei Energy Consulting Co., Ltd. (山西汾渭能源開發諮詢有限公司), an independent market consultant we engaged to prepare a report on certain industry data contained in this listing document

“GDP”	gross domestic product

“Gouchang Coal”	Nayong Gouchang Coal Mining Co. Ltd. (納雍縣狗場煤業有限公司), a company organized in the PRC on September 10, 2009 and owned as to 99% by Guizhou Puxin and 1% by Mr. Huang Bin, an Independent Third Party

“Gouchang Coal Mine”	a coal mine located in Kunzhai, Nayong county, Zhina Coal District, Guizhou province, the PRC, which is wholly-owned by Gouchang Coal

“Guizhou Bank”	Bank of Guizhou (貴州銀行), a company organized in the PRC and an Independent Third Party

“Guizhou Dayun”	Guizhou Dayun Mining Co., Ltd. (貴州大運礦業有限公司), a company organized in the PRC on April 14, 2004 and a wholly-owned subsidiary of Guizhou Puxin

“Guizhou Fuyuantong”	Guizhou Fuyuantong Energy Co., Ltd. (貴州福源通能源有限公司), a company organized in the PRC on March 10, 2010 and a wholly-owned subsidiary of Smartact

“Guizhou Puxin”	Guizhou Puxin Energy Co., Ltd. (貴州浦鑫能源有限公司), a company organized in the PRC on January 15, 2009 and a wholly-owned subsidiary of Guizhou Fuyuantong

“Guizhou Yongfu”

Guizhou Yongfu Mining Co., Limited (貴州永福礦業有限公司), a company organized in the PRC on June 27, 2005 and owned as to 70% by Guizhou Puxin and 30% by Yangpu Wanshun Energy Co. Ltd., an Independent Third Party

“HK$” or “Hong Kong dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited

“HKSCC Nominees”	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Branch Share Registrar”

“Huachuang Securities”	Huachuang Securities Limited (華創證券有限責任公司), a company organized in the PRC and an Independent Third Party

“IASB”	International Accounting Standards Board

“IFRS”	International Financial Reporting Standards issued by the IASB

“Independent Third Party(ies)”

persons who, as far as our Directors are aware after having made all reasonable enquiries, are not connected with (within the meaning of the Listing Rules) any directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates

“Industrial and Commercial Bank of China”	Industrial and Commercial Bank of China Limited (中國工商銀行股份有限公司), a company organized in the PRC and an Independent Third Party

“Jinsha Juli”	Jinsha Juli Energy Resources Co. Ltd., (金沙縣聚力能源有限責任公司), a company organized in the PRC on November 16, 2012 and owned as to 99% by Guizhou Puxin and 1% by Bijie Feishang

“Joint Sponsors”	Jefferies Hong Kong Limited and Nomura International (Hong Kong) Limited

“Laitan Investments”	Laitan Investments Limited, a company incorporated in the BVI on January 8, 1997 and is wholly-owned by Mr. Li Feilie, which is one of our Controlling Shareholders

“Latest Practicable Date”	, 2013, being the latest practicable date for the purpose of ascertaining certain information contained in this listing document prior to its publication

“Linjiaao Coal”

Liuzhi Linjiaao Coal Mining Co., Ltd. (六枝特區林家嶴煤業有限公司), a company organized in the PRC on November 19, 2008 and owned as to 99% by Guizhou Puxin and 1% by Mr. Zheng Shengjian, an Independent Third Party

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange by way of introduction

“Listing Committee”	the listing committee of the Stock Exchange

“Listing Date”	the date, expected to be on or about , 2013, on which the Shares are listed on the Stock Exchange and from which dealings in the Shares are permitted to commence on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“Liujiaba Coal Mine”	a coal mine located in Xinhua, Liuzhi Special District, Zhina Coal District, Guizhou province, the PRC, which is wholly-owned by Xinsong Coal

“Luojiachong Mine”	a copper-polymetallic mine located in the west of Chisha town, Fanchang county, Anhui province, the PRC, which is wholly-owned by Yunnan Feishang

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Stock Exchange

“Memorandum of Association”

the memorandum of association of our Company (as amended from time to time), filed on      , 2013, a summary of which is set out in Appendix IV — “Summary of the Constitution of Our Company and British Virgin Islands Companies Law” to this listing document

“MLR”	the Ministry of Land and Resources of the PRC (中華人民共和國國土資源部)

“MOF”	the Ministry of Finance of the PRC (中華人民共和國財政部)

“MOFCOM”	the Ministry of Commerce of the PRC (中華人民共和國商務部) or its predecessor, the Ministry of Foreign Trade and Economic Cooperation of the PRC (中華人民共和國對外經濟貿易部)

“NDRC”	National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會)

“NEA”	National Energy Administration (中華人民共和國國家能源局)

“PBOC”	People’s Bank of China (中國人民銀行)

“Peak Vision Appraisals Limited”	an independent property valuation company we engaged to provide an overview of certain property interests held by us

“PRC Company Law”	the Company Law of the PRC (中華人民共和國公司法), as amended

“PRC Enterprise Income Tax Law” or the “EIT Law”	The Enterprise Income Tax Law of the PRC (中華人民共和國企業所得稅法), as amended

“PRC GAAP”	the generally accepted accounting principles in the PRC

“PRC Government”	the Government of the PRC

“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC

“SACMS”	State Administration of Coal Mine Safety of the PRC (中華人民共和國國家煤礦安全監察局)

“SAFE”	State Administration of Foreign Exchange of the PRC (中華人民共和國外匯管理局)

“Sanjiazhai Mine”	a coal mine located in Liuzhi Special District, Guizhou province, PRC, which is controlled by Feishang Enterprise

“SAT”	State Administration of Taxation of the PRC (中華人民共和國國家稅務總局)

“SAWS”	State Administration of Work Safety of the PRC (中華人民共和國國家安全生產監督管理總局)

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Share(s)”	ordinary shares in the capital of our Company with a par value of HK$0.1 each

“Share Option Scheme”

the share option scheme conditionally approved by the then sole Shareholder on      , 2013, a summary of the principal terms of which is set out in Appendix V — “Statutory and General Information — (b) Share Option Scheme” to this listing document

“Shareholder(s)”	holder(s) of the Shares

“Shenzhen Chixin”	Shenzhen Chixin Information Consulting Co., Ltd. (深圳市馳鑫信息諮詢有限公司), a company organized in the PRC on July 18, 2012 and a wholly-owned subsidiary of Guizhou Puxin

“Shenzhen Feishang”	Shenzhen Feishang Energy Investment Co., Ltd. (深圳市飛尚能源投資有限公司), a company organized in the PRC on September 28, 2007 and a wholly-owned subsidiary of Feishang Enterprise

“Sichong Mine”	a gold-silver-lead-zinc mine located in Suncun town, Fanchang county, Anhui province, the PRC, which is wholly-owned by Wuhu Feishang

“Smartact”	Hong Kong Smartact Limited (香港英策有限公司), a company incorporated in Hong Kong on January 3, 2010 and a wholly-owned subsidiary of the Company

“SPDB”	Shanghai Pudong Development Bank Co., Ltd. (上海浦東發展銀行股份有限公司), a company organized in the PRC and an Independent Third Party

“Spin-off”	the spin-off of the Company to be effected by way of the Listing and the Distribution, the details of which are set out in the section of “The Spin-off”

“State Council”	the State Council of the PRC (中華人民共和國國務院)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	Code on Takeovers and Mergers and Share Repurchases published by the SFC

“Track Record Period”	the financial years of our Company ended December 31, 2010, 2011 and 2012

“U.S.” or “United States”	the United States of America

“U.S. Exchange Act”	the United States Securities Exchange Act of 1934, as amended

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“VAT”	value added tax

“WFID”

Wuhu Feishang Industrial Development Co., Ltd. (蕪湖市飛尚實業發展有限公司), a company organized in the PRC on December 26, 2001 and owned as to 90% by Feishang Enterprise and 10% by Shenzhen Chaopeng Investment Co., Ltd. (深圳市超鵬投資有限公司), a 90%-owned subsidiary of Feishang Enterprise

“Wuhu Feishang”	Wuhu Feishang Mining Development Co. Limited (蕪湖飛尚礦業發展有限公司), a company organized in the PRC on June 21, 2002 and a wholly-owned subsidiary of Feishang Mining

“Wuhu Port”

Wuhu Port Co., Ltd. (蕪湖港口有限責任公司), a company organized in the PRC on September 12, 2002 and owned as to 60% by WFID and 40% by Yangpu Jinding Industrial Co., Ltd. (洋蒲金鼎實業有限公司), an Independent Third Party

“Xinsong Coal”	Liuzhi Xinsong Coal Mining Co. Ltd. (六枝特區新松煤業有限公司), a company organized in the PRC on November 13, 2008 and owned as to 99% by Guizhou Puxin and 1% by Mr. Cai Songqing, an Independent Third Party

“Yangpu Dashi”	Hainan Yangpu Dashi Industrial Co., Limited (海南洋浦大石實業有限公司), a company organized in the PRC on April 13, 2004 and a wholly-owned subsidiary of Guizhou Puxin

“Yangpu Lianzhong”	Yangpu Lianzhong Mining Co. Limited (洋浦聯衆礦業有限公司), a company organized in the PRC on January 21, 2008 and a wholly-owned subsidiary of China Coal

“Yangpu Shuanghu”	Yangpu Shuanghu Industrial Development Co. Limited (洋浦雙湖實業發展有限公司), a company organized in the PRC on May 11, 2004 and a wholly-owned subsidiary of CHNR

“Yongsheng Coal Mine”	a coal mine located in Huajuexiang, Jinsha county, Qianbei Coal District, Guizhou province, the PRC, which is wholly-owned by Guizhou Yongfu

“Yunnan Feishang”	Yunnan Feishang Mining Co. Limited (雲南飛尚礦業有限公司), a company organized in the PRC on June 12, 2007 and a wholly-owned subsidiary of Wuhu Feishang

“Zhulinzhai Coal Mine”	a coal mine located in Xinhua, Liuzhi Special District, Zhina Coal District, Guizhou province, the PRC, which is wholly-owned by Linjiaao Coal

In this listing document, the terms “associate”, “connected person”, “connected transaction”, “controlling shareholder”, “subsidiary” and “substantial shareholder” shall have the meanings given to such terms in the Listing Rules, unless the context otherwise requires.

In this listing document, if there is any inconsistency between the Chinese names of entities or enterprises established in China or Chinese government authorities or departments and their English translations, the Chinese names shall prevail.

Certain amounts and percentage figures included in this listing document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY OF TECHNICAL TERMS

This glossary contains explanations of certain technical terms used in this listing document. Such terminology and meanings may not correspond to standard industry meanings or usages of those terms.

“anthracite coal”	coal that has a volatile matter content of 10% or less under the Chinese Coal Classification Standard

“ash content”

the inorganic residue remaining after the combustion of coal; ash content is an important characteristic of coal because it impacts boiler performance of electric generating plants and determines the suitability of the coal for end users

“chemical coal”	coal used for the production of synthetic ammonia and methanol

“Chinese Coal Classification Standard”

a national standard (GB/T 5751-2009) in respect of coal classification issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC

“Chinese Coal Granularity Classification Standard”	a national standard (GB/T 189-1997) in respect of coal granularity classification issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC

“coal seam”	a geological structure containing a series of layers of coal, shale and other mineral materials of various thickness within a defined zone

“drilling and blasting” or “manual longwall mining”	a coal extraction method involving drilling holes in mining face, placing explosives and detonating the explosives

“grindability”	level of difficulty of grinding coal into particles sizes required for efficient combustion in pulverized coal boiler furnaces

“heat value”	energy released by coal during combustion

“JORC Code”

Australian Code of Reporting of Mineral Resources and Ore Reserves, prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia in 1999 and revised in 2004

“longwall mining”	mining method of extracting coal from long rectangular blocks of coal seams and delivering the extracted coal to the surface via a mine conveyor system

“mechanical longwall mining”	a type of longwall mining where the mine roof is held up by automatic hydraulic roof supports during the extraction process

“mining face”	the working area where the extraction of overburden or coal takes place in an underground or open-cut mine

“MJ/kg”	megajoules per kilogram

“moisture content”	amount of moisture in coal, expressed as a percentage of the weight of the coal

“overburden”	barren rock material, either loose or consolidated, overlying a mineral deposit, which must be removed prior to mining

“PCI coal”	coal generally used for sintering, smelting and injection purposes in the pulverized coal injection process in iron production

“PRC Solid Mineral Resources/ Reserves Classification Code”	a mineral reserves classification system of the PRC which is consistent with the principles of classification adopted internationally

“probable reserves”	unless otherwise indicated economically mineable part of an indicated coal resource and, in some circumstances, measured coal resource under the JORC Code

“proved reserves”	unless otherwise indicated economically mineable part of a measured coal resource under the JORC Code

“pulverized coal injection process”	process that involves blowing large volumes of fine coal granules into the blast furnace during the iron production process

“reclamation”

process of restoring land and the environment to their original state following mining activities, which commonly includes reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground cover

“recovery rate”	percentage of coal that can be recovered from the coal deposits at existing mines

“rock bolt”	a long anchor bolt used to support and stabilize mine tunnel and shaft walls

“semi-mechanical longwall mining”	a type of longwall mining where the mine roof is held up manually during the extraction process

“shotcrete”	a technique involving spraying concrete through a hose onto a surface at high speed to reinforce and stabilize the surface

“slagging and tunneling”	a tunneling technique using large mechanical tunnel scrapers

“sulfur content”	the amount of sulfur dioxide that may be emitted as a result of combustion

“thermal coal”	coal used in combustion processes by power producers and industrial users to produce steam for power and heat

“tonne”	a metric mass unit that equals 1,000 kilograms

“underground mine”	a mine where the coal is extracted from below the surface without removing the overburden

“volatile matter content”	matters that are released from coal at high temperatures, other than moisture

“WY1-class anthracite coal”

anthracite coal that has a volatile matter content of no more than 3.5% or helium content of no more than 2.0%. Under the Chinese Coal Classification Standard, in case of a conflict between the classification of anthracite coal based on volatile matter content and helium content, the classification based on helium content will be used

“WY2-class anthracite coal”

anthracite coal that has a volatile matter content of more than 3.5% and no more than 6.5% or helium content of more than 2.0% and no more than 3.0%. Under the Chinese Coal Classification Standard, in case of a conflict between the classification of anthracite coal based on volatile matter content and helium content, the classification based on helium content will be used

“WY3-class anthracite coal”

anthracite coal that has a volatile matter content of more than 6.5% and no more than 10.0% or helium content of more than 3.0%. Under the Chinese Coal Classification Standard, in case of a conflict between the classification of anthracite coal based on volatile matter content and helium content, the classification based on helium content will be used

FORWARD-LOOKING STATEMENTS

This listing document contains forward-looking statements. All statements other than statements of historical fact contained in this listing document, including, without limitation, statements relating to our strategies, plans, objectives, goals and targets, our future financial, business or other performance and development, the future development of our industry, the general economy of our key markets and globally, are intended to identify forward-looking statements. We also use the words “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “ought to”, “seek”, “should”, “will”, “would” and similar expressions to identify forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Important factors that could materially affect our actual results, performance or achievements include the risk factors set forth in “Risk Factors” and the following:

•                  our liquidity and financial condition;

•                  our business strategies and plan of operations;

•                  our future debt levels and capital needs and the availability and costs of bank loans and other forms of financing;

•                  our capital expenditure plans;

•                  projects under construction or planning;

•                  the possibility of project cost overruns or unanticipated costs and expenses;

•                  our production capacity;

•                  our operations and business prospects;

•                  our product mix;

•                  changes in prices for anthracite coal;

•                  supply and demand changes in anthracite coal markets;

•                  changes in the competitive landscape in the anthracite coal industry;

•                  our ability to reduce production costs;

•                  our relationship with, and other conditions affecting, our customers;

•                  risks inherent to coal mining, including accidents;

•                  estimates of coal reserves;

•                  our plans and objectives for future operations and expansion;

•                  our dividend policy;

•                  the regulatory environment and developments of our industry in general;

•                  changes in political, economic, legal and social conditions in the PRC, including the PRC’s government’s specific policies with respect to the coal industries, economic growth, inflation, foreign exchange and the availability of credit; and

•                  catastrophic losses from fires, floods, windstorms, earthquakes, diseases or other adverse weather-related damage.

The Directors confirm that these forward-looking statements are made by the Directors after due and careful considerations and on bases and assumptions that are fair and reasonable.

These forward-looking statements are based on current plans and estimates, which speak only as of the date they are made, and numerous assumptions regarding our present and future business strategy and the environment in which we will operate in the future. Subject to the requirements of applicable laws, rules and regulations, we do not have any obligation to update or otherwise revise any forward-looking statements in this listing document, whether as a result of new information, future events or otherwise.

Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this listing document might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this listing document are qualified by reference to this cautionary statement.

In this listing document, statements of or references to our intentions or that any of our Directors are made as of the date of this listing document. Any such information may change in light of future developments.

WAIVER FROM STRICT COMPLIANCE WITH THE LISTING RULES

We have applied to the Stock Exchange for, and the Stock Exchange [has granted] to us, the following waiver from strict compliance with the Listing Rules.

BASIC CONDITIONS IN RELATION TO QUALIFICATIONS FOR LISTING

According to Rule 8.05 of the Listing Rules, an issuer must satisfy one of the three tests in relation to: (i) profit; (ii) market capitalization, revenue and cash flow; or (iii) market capitalization and revenue requirements. Chapter 18 of the Listing Rules applies to mineral companies. Under Rules 8.05 and 18.04 of the Listing Rules, the requirements of Rule 8.05 of the Listing Rules may not apply if the Stock Exchange is satisfied that the directors and management of the issuer have sufficient experience relevant to the exploration and/or extraction activity that the issuer is pursuing and the directors and management relied on have a minimum of five years of relevant industry experience. We have applied for, and the Stock Exchange [has granted], a waiver from strict compliance with Rule 8.05 of the Listing Rules in accordance with the reasoning under Rules 8.05 and 18.04 of the Listing Rules.

INFORMATION ABOUT THIS LISTING DOCUMENT AND THE SPIN-OFF

DIRECTORS’ RESPONSIBILITY FOR THE CONTENTS OF THIS LISTING DOCUMENT

This listing document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information to the public with regard to us.

The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this listing document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this listing document misleading.

INFORMATION ON THE SPIN-OFF

The Spin-off does not involve any offering of new Shares or a public offering of any other securities and no funds will be raised pursuant to the Spin-off. The Distribution is conditional on the Listing Committee granting the listing of, and permission to deal in, the Shares in issue on the Main Board of the Stock Exchange. If such condition is not satisfied, the Distribution will not be made and the Spin-off will not take place, in which case an announcement to that effect will be made.

Neither the publication or delivery of this listing document nor the distribution of Shares pursuant to the Distribution should, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in our affairs since the date of this listing document or imply that the information contained in this listing document is correct as of any date subsequent to the date of this listing document.

RESTRICTION ON THE USE OF THIS LISTING DOCUMENT

This listing document is published solely in connection with the Spin-off. It may not be used for any other purpose and, in particular, no person is authorized to use or reproduce this listing document or any part thereof in connection with any offering of shares or other securities of our Company. Accordingly, there is no, and will not be any, public offer, solicitation, or invitation by or on behalf of our Company and/or the Joint Sponsors to invest or hold any of our Shares. Neither this listing document nor any other document or information (or any part thereof) delivered or supplied under or in relation to the Spin-off may be used for the purpose of making, and the delivery, distribution and availability of this listing document or such other document or information (or any part thereof) does not constitute, any offer of or solicitation or an invitation by or on behalf of our Company or the Joint Sponsors to invest or hold any of our Shares.

INFORMATION AND REPRESENTATIONS

We have not authorized anyone to provide any information or to make any representation not contained in this listing document. You should not rely on any information or representation not contained in this listing document as having been authorized by us, the Joint Sponsors, or any of our or their respective directors, officers or representatives or any other person involved in the Spin-off. No representation is made that there has been no change or development reasonably likely to involve a change in our affairs since the date of this listing document or imply that the information contained in this listing document is correct as of any date subsequent to the date of this listing document.

NO CHANGE IN BUSINESS

No change in the business of our Company is contemplated immediately following the Spin-off.

APPLICATION FOR THE LISTING OF OUR SHARES ON THE STOCK EXCHANGE BY WAY OF INTRODUCTION

There is no established public trading market for our Shares. An application has been made to the Listing Committee for the listing of, and permission to deal in, on the Main Board of the Stock Exchange, the Shares in issue.

No part of the share or loan capital of our Company is listed on or dealt in on any other stock exchange. At present, our Company is not seeking or proposing to seek such listing of, or permission to deal in, the share or loan capital of our Company on any other stock exchange.

REGISTER OF MEMBERS AND STAMP DUTY

Our Company’s principal register of members will be maintained by our principal registrar       in the BVI and our Company’s Hong Kong register of members will be maintained by the Hong Kong Branch Share Registrar.

Dealings in our Shares registered in our register of members in Hong Kong maintained by the Hong Kong Branch Share Registrar will be subject to Hong Kong stamp duty.

Unless our Company determines otherwise, dividends payable in Hong Kong dollars in respect of our Shares will be paid to the Shareholders listed on our Company’s Hong Kong register of members, by way of check sent by ordinary post, at our Shareholder’s risk, to the registered address of each Shareholder.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of listing of, and permission to deal in, our Shares on the Stock Exchange and compliance with the stock admission requirements of HKSCC, our Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in our Shares on the Stock Exchange or on any other date HKSCC chooses.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after the relevant trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for our Shares to be admitted into CCASS.

PROFESSIONAL TAX ADVICE RECOMMENDED

You should consult your professional advisers if you are in any doubt as to the taxation implications of receiving, purchasing, holding, disposing of and dealing in our Shares. We emphasize that none of us, the Joint Sponsors, any of our or their respective directors, officers or representatives or any other person involved in the Spin-off accepts responsibility for any tax effects or liabilities resulting from the receipt of, purchase, holding or disposing of, or dealing in, our Shares or your exercise of any rights attaching to our Shares.

COMMENCEMENT OF DEALINGS IN OUR SHARES

Dealings in our Shares on the Stock Exchange are expected to commence on      .

Our Shares will be traded in board lots of       Shares each. The stock code of our Shares is      .

LANGUAGE

If there is any inconsistency between this listing document and the Chinese translation of this listing document, this listing document shall prevail. The translated English names of the PRC nationals, entities, departments, facilities, certificates, titles, laws, regulations, natural persons or other entities (including certain of our subsidiaries) included in this listing document and for which no official English translation exists are unofficial translations for your reference only.

ROUNDING

Any discrepancies in any table or chart between the total shown and the sum of the amounts listed thereon are due to rounding. Certain amounts and percentage figures included in this listing document have been subject to rounding adjustments, or have been rounded to one decimal place.

RISK FACTORS

You should consider carefully all the information set forth in this listing document and, in particular, the risks and uncertainties described below and in the Competent Person’s Report in Appendix III before making an investment in our Shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. The market price of our Shares could decline significantly due to any of these risks, and you may lose all or part of your investment. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial may arise or become material in the future and may have a material adverse effect on our Company.

RISKS RELATING TO OUR BUSINESS

As we are a development stage coal mining company with a limited operating and production history, it is difficult to evaluate our business and prospects.

We are a development stage coal mining company. We have seven underground anthracite coal mines in Guizhou province, of which four have commenced commercial production, two are under construction and one is undergoing its pilot run phase. Baiping Coal Mine, Gouchang Coal Mine (currently suspended), Zhulinzhai Coal Mine and Liujiaba Coal Mine commenced commercial production in June 2009, April 2011, April 2012 and December 2012, respectively. We did not generate any revenue or begin commercial production of anthracite coal until the acquisition of Guizhou Puxin in March 2010. Accordingly, we have a limited operating and production history upon which you could evaluate our business and prospects. We are subject to risks and uncertainties frequently encountered by coal mining companies at an early stage of development in the PRC, and our ability to manage and respond to these risks is unproven. Some of these risks and uncertainties relate to our ability to:

•                  expand production capacity in a cost-effective manner;

•                  respond to fluctuating demand for, and variations in price of, coal in a highly cyclical market;

•                  respond to competition in a highly fragmented market;

•                  effectively market and sell the anthracite coal we produce;

•                  respond to changing, unpredictable and increasingly onerous regulatory requirements; and

•                  raise sufficient capital to sustain and grow our business.

If we are not successful in addressing these risks, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We have a history of losses and we anticipate that losses will continue.

Our business has not yet achieved any operating profits. In 2010, 2011 and 2012, we incurred operating losses of RMB54.5 million, RMB23.0 million and RMB36.6 million, respectively, and, disregarding the effects of a RMB624.1 million non-recurring gain relating to the acquisition of Guizhou Puxin in 2010, we would have incurred net losses in each of those periods. We cannot assure you when or if we will be able to achieve or sustain profitability.

We require a significant amount of cash to fund the growth of our business as well as to meet our working capital requirements, and we may be unable to obtain sufficient capital in a timely manner or on acceptable terms, or at all.

Our business is capital intensive. In particular, we will need a substantial amount of cash for the construction and development of our coal mines, our coal beneficiation plant and our shipping port. As of the date of this listing document, we expect to pay approximately an aggregate of RMB545.0 million in 2013 and 2014 for capital expenditures. These estimated capital expenditures are expected to be used primarily for the construction of Dayuan Coal Mine, Dayun Coal Mine, Yongsheng Coal Mine, a coal beneficiation plant in Jinsha county and a port along the Wujiang River near Yongsheng coal Mine. We have not generated any net cash flows from our operating activities, and as of December 31, 2010, 2011 and 2012, we had net current liabilities of RMB437.1 million, RMB632.1 million and RMB1,030.1 million, respectively. As a result, we may need to obtain additional funding to finance our growth and meet our working capital requirements. Our ability to obtain additional funding is subject to a variety of uncertainties, including:

•                  our financial condition, results of operations and cash flows;

•                  the conditions in the PRC, Hong Kong and other markets where we may seek to raise funds;

•                  investors’ perception of, and demand for, securities of coal mining companies; and

•                  economic, political and other conditions in the PRC and elsewhere.

Among our seven coal mines, four have commenced commercial production, two are under construction and one is undergoing its pilot run phase. In the past, we have financed a significant portion of our funding needs with non-interest bearing loans from companies controlled by Mr. Li Feilie, our chairman and chief executive officer. In 2013, we refinanced a significant portion of our non-interest bearing loans with interest-bearing bank and other borrowings, which significantly increased our finance costs and reduced our ability to obtain additional financing. If we are unable to obtain sufficient funding in a timely manner or on acceptable terms, or at all, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We are highly leveraged, which may materially and adversely affect our financial condition and results of operations as well as our ability to expand our business.

We have a high degree of financial leverage. As of December 31, 2010, 2011 and 2012, our gearing ratio was 47.5%, 60.4% and 68.8%, respectively. We rely heavily on borrowings to fund our capital requirements and expect to continue to do so in the future. As of December 31, 2010, 2011 and 2012, we had total outstanding interest-bearing loans of RMB418.7 million, RMB735.9 million and RMB1,013.5 million, respectively, and as of the Latest Practicable Date, the total outstanding amount of our interest-bearing loans was RMB     . In addition, in July 2013, we obtained from China Minsheng Bank a commitment to provide a term loan of up to RMB1.6 billion aggregate principal amount before July 18, 2014, subject to satisfaction of the conditions set forth in such commitment. The degree to which we are leveraged may impair our ability to make necessary capital expenditure, increase our exposure to interest rate fluctuations, and limit our ability to develop business opportunities or make strategic acquisitions, which may materially and adversely affect our financial condition and results of operations as well as our ability to expand our business.

If we are unable to successfully expand our coal production capacity, our business and prospects would be materially and adversely affected.

Our future success is dependent on our ability to expand our coal production capacity. We need to increase our coal production capacity and meet the demands of our customers as well as benefit from economies of scale and reduce our average costs. In particular, Dayun Coal Mine, Dayuan Coal Mine and Yongsheng Coal Mine have not commenced commercial production, and our ability to achieve commercial production at these coal mines in a timely and cost effective manner is subject to a number of risks and factors beyond our control, including:

•                  construction delays and cost overruns due to weather, mechanical failures, mine accidents, unforeseen geological anomalies, changes in government regulations or policies and other reasons;

•                  inability to obtain or delays in obtaining the requisite government approvals; and

•                  our ability to fund the capital expenditure requirements.

The construction of our anthracite coal mines has been subject to multiple delays and cost overruns, and we cannot assure you that delays and cost overruns will not occur in the future. In the past, our delays and cost overruns were caused by various factors beyond our control, including:

•                  suspensions of mining activities in Guizhou by the Guizhou government in response to the occurrence of severe mining accidents and certain government meetings and other events in Guizhou;

•                  unanticipated difficulties in relocating local residents affected by certain of our coal mines, including Dayun Coal Mine and Zhulinzhai Coal Mine; and

•                  Guizhou’s requirement for certain coal mines using drilling and blasting mining methods to upgrade to semi-mechanical longwall mining methods in 2012, which required us to incur significant time and expense to redesign and upgrade Liujiaba Coal Mine.

In addition, our business, financial condition and results of operations may be materially and adversely affected if we are unable to continue operations at our coal mines. For example, the operations at Gouchang Coal Mine were suspended from March to August 2012 under certain newly implemented mine gas control requirements in Guizhou, and have been suspended by the Guizhou government since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy. We cannot assure you that our acquisition of the coal mine near Gouchang Coal Mine would be successful or that Gouchang Coal Mine would be able to achieve the required production capacity targets. If we cannot acquire such coal mine or Gouchang Coal Mine cannot achieve the required production capacity targets, we may be required to divest or shut down Gouchang Coal Mine. As of April 30, 2013, Gonchang Coal Mine had proved and probable reserve of 5.72 million tonnes, representing approximately 2.7% of our total proved and probable reserve.

To manage the growth of our business, we would also need to improve our operational and financial systems, procedures and controls, integrate the transportation logistics at these coal mines with our existing operating coal mines, as well as expand, train and manage our employee base. We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. If we are unable to increase our coal production capacity in a timely and cost effective manner, or if we are unable to successfully manage and integrate our increased coal production capacity, we may not be able to effectively grow our business, benefit from the intended economies of scale or achieve profitability.

Our reliance on sales of thermal coal makes our financial results vulnerable to downturns in the demand for, and government price controls imposed on, thermal coal in the PRC.

Although we intend to increase our sales of chemical coal in the future, we currently derive a significant portion of our revenue from the sale of thermal coal to local power plants in Guizhou province. The demand for thermal coal from power producers in the PRC is dependent on a number of factors, including the rate of economic growth and general economic conditions in the PRC, the PRC Government’s economic, energy, environmental and other policies, and the availability and cost of alternative energy sources. Although thermal coal is expected to remain a significant energy source in the PRC, the PRC Government is investing heavily in exploring alternative energy sources, including nuclear, hydroelectric, wind and solar power. Moreover, the PRC Government agreed during the United Nations Climate Change Conference in December 2009 to reduce carbon dioxide emissions by 40% to 45% by 2020 from 2005 levels. Any government initiative to reduce energy consumption or control greenhouse gas emission could reduce the demand for, and prices of, thermal coal in the PRC.

Moreover, the price of thermal coal in the PRC has from time to time been subject to government price controls. For example, in November 2011, the NDRC limited increases in the contract price of thermal coal sold to certain power producers in the PRC to 5% in 2012, as well as imposed certain price limits on the spot prices of thermal coal. Although these measures were terminated in January 2013, we cannot assure you that the price of thermal coal would not be subject to further price controls in the future. Any significant decline in the demand for, or prices of, thermal coal could materially decrease our revenue and cash flows, and may further increase our net losses.

We may not be able to successfully produce, market and sell chemical and PCI coal, which could materially and adversely affect our business and prospects.

Our future profitability will significantly depend on our ability to produce, market and sell chemical coal and PCI coal, which generally command higher average selling prices and have higher margins than thermal coal. In each of 2011 and 2012, we derived approximately 5% of our revenue from the sale of self-produced chemical coal, and we have not yet commenced selling any PCI coal. As part of our strategy, however, we intend to significantly increase our sales of chemical coal, and we intend to begin selling PCI coal in 2014.

Our ability to produce, market and sell chemical and PCI coal is subject to a number of risks and uncertainties. For example, our annual coal production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou, which has significantly limited our capacity to produce and sell chemical coal. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” We cannot assure you that we will not be subject to other regulatory requirements or government actions that will constrain our ability to produce, market or sell chemical or PCI coal in the future. Moreover, although we have entered into certain non-binding cooperation arrangements relating to the sale of chemical coal, we have not yet entered into any binding agreements for the sale of chemical or PCI coal, and we cannot assure you that we will be able to effectively market and sell chemical or PCI coal. The target customers for chemical and PCI coal, which primarily include chemical, steel and iron companies, are different from our existing customers for thermal coal, which mainly consist of power producers, and we cannot assure you that we will be able to develop the necessary customer relationships. Furthermore, the underdeveloped road, water and railway transportation infrastructure in the regions where our coal mines are located may limit our ability to efficiently transport chemical and PCI coal to our target customers. If we cannot successfully produce, market and sell chemical and PCI coal in sufficient quantities, our revenue and cash flows as well as our financial condition and results of operations could be materially and adversely affected.

We are planning to construct a coal beneficiation plant in Jinsha county to process anthracite coal into chemical coal and PCI coal. However, we have no experience with constructing or operating coal beneficiation plants, and we cannot assure you that we will be able to complete the construction process without significant delays or cost overruns, or that we will be able to operate the coal beneficiation plant efficiently and profitably once it has been constructed.

The coal reserve data in this listing document are estimates and may be inaccurate, and our actual reserves and production may differ materially from these estimates.

The coal reserve data on which our production and capital expenditure plans are based are estimates that have made based on the results of geological exploration and were reviewed by Behre Dolbear, an independent mining consultant. There are inherent uncertainties in estimating coal reserves, and these reserve estimates may be inaccurate and may differ materially from our actual volume of reserves, rates of production and coal characteristics. As these coal reserve estimates are based on a number of assumptions regarding expected market coal prices, production and transportation costs and recovery rates, these assumptions may turn out to be incorrect or need to be revised in light of actual results. In particular, most of our coal mines have multiple mining stacked seams, and we may not be able to achieve the assumed recovery rates due to our inexperience with multiple mining stacked seams, particularly the lower stacked seams. Moreover, the current engineering and technical design of our coal mines may not support the assumed recovery rates, particularly in the later years of production when deeper extraction from our coal mines is needed to recover the coal. If any revision results in these estimates in a substantial reduction in proven or probable reserves at one or more of our coal mines, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to obtain or renew the necessary government permits and licenses or complete the required environmental trial runs and inspections relating to our operations.

Prior to the commencement of commercial production, each coal mine in the PRC is required to obtain a number of permits and licenses, including:

•                  a mining right permit;

•                  a safe production permit; and

•                  a coal production permit.

In addition to these permits, prior to commencing commercial production, coal mines in the PRC are required to complete an environmental trial run and an environmental acceptance inspection.

We cannot assure you that we will be able to obtain or renew the permits, licenses and approvals necessary for our business operations or complete the required environmental trial runs and inspections in a timely manner or at all, or that onerous conditions will not be imposed in connection with the granting or renewal of such permits and licenses. The granting of permits and licenses in the PRC is discretionary and is subject to the PRC Government’s prevailing economic, energy, environmental, health and safety and other policies. If we are unable to obtain or renew the required permits and licenses at any of our coal mines, we may need to suspend, terminate or downsize our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2012, the production output of Baiping Coal Mine significantly exceeded its assessed annual production capacity as set forth in its mining right permit and coal production permit. Moreover, none of our anthracite coal mines have completed the requisite environmental trial run or the environmental acceptance inspection prior to commencing commercial production. Although the relevant PRC Governmental authorities have issued letters to confirm that no penalties would be imposed in respect of these violations, we cannot assure that similar violations will not occur in the future, which could subject us to significant fines, production suspensions and, for certain serious violations, criminal liability and mine closure. See “Business — Regulatory Compliance.”

Our long-term business and prospects depend upon our ability to successfully increase our production based on existing coal reserves, and acquire and develop additional coal reserves.

As of April 30, 2013, we had approximately 210.28 million tonnes of proved and probable coal reserves, respectively. Our existing coal reserves will decline as we produce coal. As a result, our ability to sustain or increase our production in the long-term will depend on our ability to increase our production based on existing coal reserves, and acquire additional coal reserves and develop these reserves into coal mines. We cannot assure you that we will be able to successfully identify suitable coal reserves for acquisition, or that we will be able to acquire such reserves on acceptable terms, or at all. There is a limited supply of desirable coal reserves in the PRC, and there is intense competition for mining rights from other coal producers, some of which may have significantly greater financial and other resources than we do.

Moreover, assuming we are able to acquire additional coal reserves, our ability to develop these reserves into commercially viable coal mines is subject to a number of risks. For example, the geological and extraction conditions of these reserves may turn out to be different from what we anticipated, the characteristics of the coal produced from these reserves may be less desirable than we expected, the construction and production costs may be higher than our estimates, and the relevant governmental approvals, permits and licenses may be delayed or withheld. If we cannot successfully expand our coal resources, our business and prospects could be materially and adversely affected.

We are dependent on a limited number of customers for a substantial portion of our revenue, and a significant reduction in purchases or delayed payments by our largest customers would materially decrease our revenue and cash flows, as well as materially and adversely affect our liquidity.

In 2010, 2011 and 2012, we derived 66.6%, 73.5% and 56.7%, respectively, of our total revenue from our five largest customers. The average term of our contracts with these customers is less than one year. We cannot assure you that we would be able to renew existing coal supply contracts or enter into new contracts with major customers on acceptable terms, or at all, or that payments by major customers would not be materially delayed. If one or more of our largest customers were to significantly reduce coal purchases from us, or if we are unable to continue to sell coal to them on terms as favorable to us as the terms under our current contracts, or if our largest customers delay payments to us, our revenue and cash flows, as well as our liquidity, would materially decrease.

Accidents at our coal mines or neighboring coal mines could materially disrupt our business and operations and damage our reputation.

Our coal mining operations are subject to certain inherent safety risks that could lead to death or serious injuries, including methane gas explosions, roof collapses, coal mine water discharge and ground falls. Accidents at coal mines may also result from insufficient attention to safety, maintenance and working conditions. During the Track Record Period, we had separate accidents involving three employee fatalities, all of which occurred in 2010. Although we are endeavoring to minimize the number of accidents at our coal mines, accidents involving death or serious injuries are unavoidable. The occurrence of accidents at our coal mines may result in substantial disruptions to our business and operations, reputational harm, litigation, and investigations and sanctions by regulatory authorities, which could lead to substantial monetary penalties, onerous remediation orders and production suspensions.

Accidents that occur at our neighboring coal mines could also materially and adversely affect our coal mining operations. In response to a mining accident, the regulatory authorities may suspend the production of all coal mines in the region where the mining accident occurred, regardless of whether those coal mines are owned by the mining company involved in the accident. For example, certain coal mining activities were suspended in Guizhou on multiple occasions in 2012 and in 2013 in response to certain mining accidents in Guizhou, which caused us to suffer significant losses and production delays. Moreover, in response to an accident, the regulatory authorities may enact new safety regulations applicable to all coal mines in the region, leading to substantially greater compliance costs.

As our coal mining operations are subject to seasonality, operating results in different periods of a year may not be comparable and our financial condition and results of operation may be materially and adversely affected if our coal mining operations experience any interruptions during the periods normally associated with higher production output.

Our production output in the first quarter of each year is generally lower than our production output in other quarters, as our coal mining operations are typically suspended for approximately three to five weeks during the lunar new year holidays. In addition, our production output in the third and fourth quarters of each year is generally higher than our production output in other quarters, mainly as a result of higher demand and more favorable weather conditions for coal extraction. As a result, if our coal mining activities during periods normally associated with higher coal production output experience any material interruptions or slowdowns, our coal production output for the year would significantly decline and our financial condition and results of operations may be materially and adversely affected.

Our coal mining operations may be materially disrupted by operational risks and natural disasters for which we have limited insurance.

Our coal mining operations are subject to significant risks and hazards, including earthquakes and other natural disasters, severe weather conditions, unexpected maintenance or technical problems,

key equipment failures, unexpected geological variations and underground mining risks such as mine collapse, gas leaks or explosions, fire and flooding. The occurrence of these events may materially disrupt our coal production capacity, disrupt coal transportation or cause significant business interruptions, personal injuries, property or environmental damage and reputation harm.

In line with what we believe to be industry practice, we do not maintain any fire, liability or other property insurance covering our properties, equipment or inventories, and we do not carry any business interruption insurance, transportation insurance or third party liability insurance to cover claims in respect of personal injuries or property or environmental damage arising from accidents on our properties. Any uninsured losses and liabilities incurred by us may have a material adverse effect on our financial condition and results of operations.

A decrease in availability or increase in costs of electricity, water or other key supplies may significantly disrupt our business and operations as well as materially and adversely affect our financial condition and results of operations.

Our coal mining operations require a reliable supply of electricity, water and other key materials and components, including mining equipment, replacement parts, explosives and roof control materials, and our demand for these resources and materials is expected to grow as our business grows and our production capacity increases. We obtain power supply from the China Southern power grid and we obtain water primarily from surface and subsurface supplies, including rivers, reservoirs and springs. We have not entered into any long-term supply contracts or obtained any guarantees of supply with respect to water, electricity or any of our key supplies. Any shortages or disruption in the availability of water, electricity or other key supplies could lead to delays and suspensions of our production process, and any significant increase in the cost of these resources and supplies will increase our operating costs, may significantly disrupt our business and operations and could have a material adverse effect on our financial condition and results of operations if we are not able to pass on the increased costs to our customers.

Our business, financial condition and results of operations could be materially and adversely affected if we experience any significant interruptions, capacity shortages or cost increases with respect to our coal transportation.

We currently transport coal to our customers primarily by road using third party coal transportation services. To date, we have not entered into any long-term contracts with or otherwise obtained any capacity guarantees or commitments from any provider of coal transportation services, and we cannot assure that we will not experience coal transportation interruptions or capacity shortages. For many consumers of anthracite coal, particularly chemical plants, having a timely and reliable supply of anthracite coal is critical for their business. As a result, our failure to deliver anthracite coal to our customers in a timely manner could cause significant damage to our customer relationships and our reputation. Moreover, as we have not entered into any long-term contracts with any provider of coal transportation services, we cannot assure that coal transportation costs will not increase significantly in the future, which may materially decrease the competitiveness of our anthracite coal as well as our profit margins.

We rely on third party contractors for the construction of our coal mines, and their failure to perform their obligations could have a material and adverse effect on our business and prospects.

We have outsourced to third party contractors the construction of our coal mines. See “Business — Suppliers, Third Party Contractors and Utilities.” Although we maintain close supervision over our contractors, we cannot assure you that our contractors will perform their obligations on time, to our satisfaction, or at all. Our contractors’ failure to perform their obligations, meet our quality, safety and environmental protection standards or comply with relevant laws, rules and regulations may result in liabilities for us and could severely damage our reputation. Furthermore, if we have any material dispute with our contractors or if our relationship with our contractors deteriorates, our production capacity expansion plans could be materially and adversely affected.

We depend on our key personnel, and our business and prospects could be materially and adversely affected if we lose their services.

Our success is significantly dependent on the continued service of our key executives and skilled employees. In particular, Mr. Li Feilie, our chairman and chief executive officer, and the other individuals set forth in the section headed “Directors and Senior Management” are critical to the development of our business and our strategic direction. If we lose the services of one or more of our key executives and skilled employees, we may not be able to locate suitable or qualified replacements, and we may need to incur additional expenses to recruit and train new personnel, which could have a material adverse effect on our business and prospects. Moreover, as we expect to continue to expand our operations, we will need to continue attracting and retaining experienced management and other skilled personnel.

Competition in the PRC mining industry for personnel experienced in the acquisition, exploration and development of coal mines is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially increase our operating costs. If we are unable to attract or retain the personnel required to achieve our business objectives, our financial condition and results of operations could be materially and adversely affected.

The interests of our controlling shareholder may differ from those of our other shareholders.

Immediately following the Spin-off, Mr. Li Feilie, our chairman and chief executive officer, will directly and indirectly own approximately 59.33% of our outstanding Shares. Accordingly, Mr. Li will have the ability to exercise significant control over our business, including matters relating to:

•                  the nomination and election of our Directors;

•                  our management, particularly the composition of our senior management;

•                  the issuance of new securities;

•                  the timing and amount of dividend payments;

•                  our business strategies and policies;

•                  any plans relating to acquisitions, investments, divestitures or other significant corporate transactions; and

•                  amendments to our Articles of Association.

The interests of Mr. Li may differ from your interest as a shareholder of our Company, and Mr. Li may take actions that may not be in the best interests of our Company or our other shareholders. Moreover, Mr. Li’s controlling stake in our Company may discourage, delay or prevent a change in control or other business combination involving our Company, which could deprive you of an opportunity to receive a premium for your Shares as part of a sale of our Company and may reduce the price of our Shares.

Failure by the Controlling Shareholders and Feishang Energy to fulfill their obligations under the Deed of Non-Competition could have a material adverse effect on our business, financial condition, results of operations and prospects.

In connection with the Listing, the Controlling Shareholders and Feishang Energy entered into a Deed of Non-Competition pursuant to which each of them has undertaken to:

•                  not, and procure that their respective subsidiaries or parties controlled by them either solely or jointly with another Controlling Shareholder or any other party will not, either on their own account or in conjunction with or on behalf of any person, firm or company, directly or indirectly, be interested or engaged in or acquire or hold any right or interest (in each case whether as a shareholder, partner, agent or otherwise) in any business which directly or indirectly competes or may so compete with the Core Businesses;

•                  if any of them becomes aware of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (“New Business Opportunity”), notify our Company of such business opportunity forthwith; and

•                  use its best endeavors to procure that the New Business Opportunity is first offered to our Company on terms and conditions that are fair and reasonable.

Feishang Energy, an indirect wholly-owned subsidiary of Feishang Enterprise, is one of the entities in Guizhou province (including our Company) that has been assessed under the Guizhou government’s coal mine consolidation policy to be a consolidator of coal mines in Guizhou province. Accordingly, Feishang Energy has provided the above undertakings with respect to the period beginning from the date of the Listing until it ceases to be qualified as a consolidator. Mr. Li Feilie, our chairman and chief executive officer, owns approximately 60.74% of the outstanding shares of Feishang Enterprise.

For the purpose of the Deed of Non-Competition, “Core Businesses” include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC. Failure by the Controlling Shareholders and/or Feishang Energy to fulfill their obligations under the Deed of Non-Competition could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Relationship with Our Controlling Shareholders — Deed of Non-Competition.”

If we are unable to renew the governmental approvals to use certain of our leased properties for coal mining purposes, our business and operations could be materially disrupted.

As of the Latest Practicable Date, we leased 19 parcels of collectively-owned land with a total site area of approximately 470,821.0 square meters in connection with our coal mining operations. Our use of these properties for coal mining is subject to the approval of the local land and resources authorities. Each approval is generally valid for one to two years and must be renewed thereafter. We cannot assure you that we will be able to renew these approvals in a timely manner or at all. If we are not able to continue occupying and using these properties for coal mining purposes, our business and operations could be materially disrupted.

RISKS RELATING TO PRC’S COAL INDUSTRY

Our business, financial condition and results of operations are susceptible to the cyclical nature of the PRC anthracite coal market and vulnerable to fluctuations in anthracite coal prices.

As substantially all of our revenue is derived from the sale of anthracite coal, our business, financial condition and results of operations are substantially dependent upon the prices we charge for our anthracite coal. We price our anthracite coal by reference to prices in the domestic PRC anthracite coal markets, which is highly cyclical and has in the past exhibited significant fluctuations in prices due to various supply and demand factors. For example, anthracite coal prices in Guizhou declined significantly in the second quarter of 2012 as a result of the general economic slowdown in the PRC, which reduced demand, as well as an increase in production capacity in Shanxi province, which increased supply. To date, we have not engaged in any hedging transactions to manage our commodity price risk. The PRC anthracite coal market is affected by numerous factors beyond our control, including:

•                  general economic conditions in the PRC;

•                  global and regional supply and demand for anthracite coal;

•                  competition from other energy sources or alternatives to anthracite coal;

•                  abnormal weather conditions;

•                  speculative anthracite coal trading;

•                  the PRC Government’s economic, energy, environmental, health and safety and other policies; and

•                  fluctuations in the development and growth of industries in the PRC with high demand for anthracite coal, including the power, chemical, iron and steel, and building materials industries.

Moreover, technological developments may reduce the long-term demand for anthracite coal. In particular, certain chemical manufacturers have begun experimenting with alternative synthesis processes that would allow the use of lower cost bituminous coal or natural gas instead of anthracite coal to produce ammonia and methanol, while certain iron and steel enterprises are experimenting with using bituminous coal instead of anthracite coal in the steel production process. Although these processes have not yet been proven to be commercially viable, if cost-effective and reliable alternatives to anthracite coal are developed in the future, the long-term demand for, and prices of, anthracite coal would suffer. Any substantial or extended decline in the market prices of anthracite coal in the PRC could materially decrease our revenue and cash flows as well as increase our net loss. For the discussion on sensitivity analysis of the effects of increases or decreases in the average selling price of our anthracite coal on our financial results, see “Financial Information — Market Risk Disclosure — Commodity Price Risk.”

We are subject to extensive regulation, and our business, financial condition, results of operations and prospects may be materially and adversely affected if we fail to comply with applicable regulations or if existing regulations or other government policies change.

Our coal mining operations are subject to extensive regulation in the PRC relating to:

•                  the granting and renewal of coal exploration rights and mining rights;

•                  the granting of safe production permits;

•                  coal mining project approvals;

•                  production capacity requirements;

•                  resource recovery rate and water and soil preservation requirements;

•                  environmental, safety and occupational health requirements;

•                  government control over coal prices;

•                  taxes, duties and levies, including, among others, resource taxes, mining right usage fees, mineral resource compensatory fees and the coal price levies; and

•                  the allocation of coal transportation capacity on the national railway system.

Interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our coal mining operations, reduce our competitiveness or require us to incur substantial compliance costs. In particular, we are subject to increasingly stringent regulatory requirements with respect to coal mine safety. For example, Gouchang Coal Mine suspended its operations from March to August 2012 to comply with certain newly implemented mine gas control requirements in Guizhou. Furthermore, in 2012, the Guizhou government required certain coal mines utilizing drilling and blasting methods to upgrade to semi-mechanical longwall mining methods, which required us to incur significant time and expense to redesign and upgrade our Liujiaba Coal Mine. We are also subject to extensive and increasingly stringent environmental laws, rules and regulations in the PRC. These laws, rules and regulations impose, among other things, fees for the discharge of pollutants and waste substances, as well as require us to establish reserves for land reclamation and rehabilitation. Any failure to comply may result in fines, restrictions and limits on our coal mining operations, as well as suspension or revocation of our business licenses.

Changes in or implementation of government policies in relation to the consolidation of coal enterprises or coal mines may also have a material adverse effect on our business. For example, in March 2013, the Guizhou government issued a coal mine consolidation policy which aims to, among other things, reduce the total number of coal enterprises and coal mines in Guizhou. As a result of this policy, the operations of Gouchang Coal Mine have been suspended by the Guizhou government since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy. We cannot assure you that our acquisition of the coal mine near Gouchang Coal Mine would be successful or that Gouchang Coal Mine would be able to achieve the required production capacity targets. If we cannot acquire such coal mine or Gouchang Coal Mine cannot achieve the required production capacity targets, we may be required to divest or shut down Gouchang Coal Mine. As of April 30, 2013, Gouchang Coal Mine had proved and probable reserve of 5.72 million tonnes, representing approximately 2.7% of our total proved and probable reserve.

Regulatory changes in the PRC could also significantly reduce the demand for, and the price of, anthracite coal. For example, in November 2011, the NDRC limited increases in the contract price of thermal coal sold to certain power producers in the PRC to 5%, as well as imposed certain price limits on the spot prices of thermal coal. Although these measures were terminated in January 2013, we cannot assure you that the price of thermal coal would not be subject to further price controls in the future. Moreover, the Guizhou government levies a coal price adjustment fund levy on the coal sold by local coal producers and the rate of the coal price adjustment fund levy is subject to frequent changes based on prevailing government policies, which significantly reduced the competitiveness of coal producers in Guizhou. We cannot assure you that we will not be subject to further price restrictions, levies or additional regulations in the future, or that future regulatory changes would not have a material adverse effect on our business or prospects.

Competition in the PRC coal industry is intense, and we cannot assure you that we will be able to compete effectively.

The PRC coal industry is highly competitive, and we compete on the basis of many factors, including, coal quality and characteristics, stability of supply, availability and cost of transportation, reliability and timeliness of delivery, customer service and price. Moreover, as there is a limited supply of desirable anthracite coal reserves in the PRC, there is intense competition for mining rights among anthracite coal producers in the PRC. We face competition primarily from other anthracite coal enterprises in Guizhou. Many of our competitors have greater financial, marketing and distribution resources, lower operating costs, more advanced technologies, longer operating histories and greater brand recognition than us. If we are unable to compete effectively in attracting and retaining customers as well as obtaining mining rights over coal reserves, our business, financial condition, results of operations and prospects would be materially and adversely affected.

RISKS RELATING TO CONDUCTING BUSINESS IN THE PRC

Changes in economic, political and social conditions in the PRC could have a material adverse effect on our business, financial condition, results of operations and prospects.

Substantially all of our business and operations are conducted in the PRC. Accordingly, our business, financial condition, results of operations and prospects are, to a significant degree, subject to the economic, political and social conditions in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC Government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still government-owned. In addition, the PRC Government continues to play a significant role in regulating industry development through the implementation of industrial policies. In particular, the PRC coal industry is subject to extensive regulation. See “Regulation — PRC Laws Relating to the Coal Industry.” The PRC Government also exercises significant control over the economy through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

Our business and operations are primarily conducted in the PRC and governed by PRC laws, rules and regulations. Our PRC subsidiaries are generally subject to laws, rules and regulations applicable to foreign investments in the PRC and, in particular, laws applicable to wholly foreign owned enterprises. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC Government has significantly enhanced PRC legislation and regulations to provide protections to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. As many of these laws, rules and regulations are continually evolving, and because of the limited volume of published decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. In addition, the PRC legal system is based in part on government policies and administrative rules that may have retroactive effect. As a result, we may not be aware of any violations by us until some time after the violation. Furthermore, the legal protections available to us under these laws, rules and regulations may be limited. Any litigation or regulatory enforcement action in the PRC may be protracted and could result in substantial costs and diversion of resources and management attention.

Governmental control over currency conversion may affect the value of your investment and limit our ability to utilize our cash effectively.

The PRC Government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy any foreign currency dominated obligations we may incur. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, may be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch may be required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as offshore investments denominated in foreign currencies. The PRC Government may also at its discretion restrict access to foreign currencies for current account transactions. In addition, since a significant amount of our future cash flow from operations will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to receive dividends and distributions from our subsidiaries in the PRC, purchase goods and services outside of the PRC or otherwise fund any future business activities that may be conducted in foreign currencies. This could also affect the ability of our subsidiaries in the PRC to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries in the PRC to fund our cash and financing requirements, and any limitation on the ability of our operating subsidiaries in the PRC to pay dividends or make distributions to us could have a material adverse effect on our liquidity.

We are a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiaries in the PRC for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay certain operating expenses. Under the applicable PRC laws, rules and regulations, dividends may be paid only out of distributable profits. We cannot assure you that our operating subsidiaries will generate sufficient earnings and cash flow to pay dividends or otherwise distribute sufficient funds to enable us to meet our financial obligations or declare dividends. In particular, each of our subsidiaries in the PRC is required under the applicable laws, rules and regulations to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. In addition, our bank borrowing or other financing agreements may contain certain restrictions relating to the payment of dividends or other distributions. As a result, these subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. Limitations on the ability of these subsidiaries in the PRC, such as Guizhou Puxin and Guizhou Fuyuantong, to pay dividends or make distributions to us could limit our ability to grow our business, make investments or acquisitions, pay dividends to our shareholders, or otherwise fund and conduct our business.

Dividends received by holders of our Shares that are non-PRC enterprises and gains derived from the disposition of our Shares by such holders may become subject to PRC taxation, which may materially reduce the value of investments in our Shares.

Under the PRC Enterprise Income Tax Law and its implementing rules, which became effective on January 1, 2008, a non-PRC enterprise is generally subject to enterprise income tax at the rate of 10% with respect to PRC-sourced income, including dividends derived from sources within the PRC and gains derived from the disposition of equity interests in a PRC company, subject to any reductions under any special arrangements or applicable treaty between the PRC and the jurisdiction of the relevant foreign enterprise’s residence. As the PRC Enterprise Income Tax Law and its implementation rules are relatively new, there remains significant uncertainty as to their interpretation and application by the PRC tax authorities, including whether and how enterprise income tax on dividends payable to and gains derived by holders of our Shares that are non-PRC enterprises may be collected. If we are considered a PRC resident enterprise, dividends we pay with respect to our Shares, or the gain our Shareholders may realize from the transfer of our Shares, may be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Enterprise Income Tax Law and its implementing rules to withhold PRC income tax on dividends payable to our Shareholders that are non-PRC resident enterprises, or if our Shareholders are required to pay PRC income tax on the transfer of our Shares, the value of such non-PRC enterprise holders’ investments in our Shares may be materially reduced.

We may be subject to PRC enterprise income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. As there is no official interpretation or application of the resident enterprise, it remains unclear how PRC tax authority will treat an overseas company that is controlled by natural persons like us. In addition, if new rules and interpretations are issued in the future specifying the criteria for determining whether a foreign entity controlled by a natural person is a resident enterprise under the PRC Enterprise Income Tax Law, we cannot assure you that we will not be deemed a PRC resident enterprise. If, in accordance with any future rules, we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income and any dividend received by our non-resident enterprise shareholder may be subject to 10% withholding tax. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiaries will be subject to a PRC withholding tax of 10% or 5%, depending on the availability of the relevant tax treaty.

We may not be able to enjoy a reduced withholding tax rate under the special arrangement between Hong Kong and the PRC

Under the PRC Enterprise Income Tax Law and its implementing rules, which became effective on January 1, 2008, a non-PRC resident enterprise is generally subject to a withholding tax rate of 10% with respect to dividends paid by its subsidiaries in the PRC, subject to any reductions under any special arrangements or applicable treaty between the PRC and the jurisdiction of the relevant foreign enterprise’s residence. Under the Arrangement between the Mainland and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排), which became effective on January 1, 2007, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise may be lowered to 5% if the Hong Kong resident enterprise owns at least 25% of the PRC resident enterprise. Nonetheless, according to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Treaties (國家稅務總局關於執行稅收協定股息條款有關問題的通知), which became effective on February 20, 2009, special tax treatments on dividends paid by a PRC company under relevant tax treaties will not be available unless certain conditions are satisfied. In addition, pursuant to the Administrative Measures for Non-residents to Enjoy Treatments under Tax Treaties (Trial) (非居民享受稅收協定待遇管理辦法(試行)), which became effective on October 1, 2009, approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments. See “Regulation — PRC Laws relating to Taxation And Fee.” Although Smartact is a Hong Kong resident enterprise which wholly owns Guizhou Fuyuantong, our holding company in the PRC, we cannot assure you that it will be able to enjoy the reduced withholding tax rate under the special arrangement between Hong Kong and the PRC.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit the ability of our PRC subsidiaries to distribute profits to us.

The SAFE issued a public notice in October 2005 (“SAFE Circular No. 75”), requiring PRC residents to register with the local branch of the SAFE before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its registration with the SAFE with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, creation of any security interest over any assets located in the PRC or any other material change in share capital. We may not be fully informed of the identities of all of our beneficial owners who are PRC residents. Moreover, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular No. 75. The failure of our beneficial owners who are PRC residents to register or amend their registrations with the SAFE in a timely manner pursuant to SAFE Circular No. 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular No. 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially and adversely affect our business. See “Regulation — Regulations Relating to Foreign Exchange.”

PRC regulation of loans to, and investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

Loans or additional capital contributions by our Company to our PRC subsidiaries are subject to PRC regulations and approvals. For example:

•                  capital contributions by our Company to a PRC subsidiary must be approved by the MOFCOM or its local counterparts;

•                  acquisition of onshore entities by us or our offshore subsidiaries must be approved by the MOFCOM or its local counterparts; and

•                  loans by us to a wholly foreign-owned subsidiary cannot exceed statutory limits and must be registered with SAFE or its branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and, unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. In addition, SAFE strengthened its oversight of the use of Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 could result in severe monetary or other penalties.

We cannot assure you that we will be able to obtain requisite government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to receive such registrations or approvals, our ability to fund our operations in the PRC would be limited, which could materially and adversely affect our liquidity and our ability to expand our business.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our assets and our subsidiaries are located in the PRC. In addition, most of our Directors and officers reside within the PRC, and the assets of certain Directors and officers are located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon most of our Directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, the PRC does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries. In addition, Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in the PRC or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter that is not subject to a binding arbitration provision may be difficult or impossible. In addition, although we will be subject to the Listing Rules and the Takeovers Code upon the listing of our Shares on the Stock Exchange, the holders of Shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Stock Exchange to enforce its rules.

Natural disasters and health and public security hazards in the PRC may severely disrupt our business and operations and may have a material adverse effect on our financial condition and results of operations.

In May 2008 and April 2013, earthquakes registering 8.0 and 6.6, respectively, on the Richter scale struck Sichuan Province and certain other parts of the PRC, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries, and in September 2012, a seriesof earthquakes registering 4.8 to 5.6 on the Richter scale struck Guizhou and Yunnan causing at least 80 deaths and significant and extensive damage to factories, power lines, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, the PRC has encountered incidents of severe acute respiratory syndrome and the outbreak of influenza A (H1N1 and H7N9). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Any future natural disasters and health and public security hazards may, among other things, significantly disrupt our ability to adequately staff or otherwise operate our coal mines, limit coal transportation, as well as generally disrupt our operations. Furthermore, natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations.

RISKS RELATING TO THE SPIN-OFF

We have no history operating as an independent company, and we may incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company.

Prior to the Spin-off, we have relied on the corporate infrastructure of CHNR to support our business functions, including information technology systems, human resource systems and legal support. The expenses related to establishing and maintaining this infrastructure were allocated among all of the businesses of CHNR. Following the Spin-off, we will no longer have access to CHNR’s corporate infrastructure, and we will need to establish our own corporate infrastructure or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may be significant and could have a material adverse effect on our financial condition and results of operations.

Several of our senior management members may have actual or potential conflicts of interest because of their ownership of shares of CHNR

Several of our senior management members, including Mr. Li Feilie, our chairman and chief executive officer, Mr. Edward Wong, our executive director, and Mr. Tam Cheuk Ho, our executive director, own shares of China Natural Resources. As of December 31, 2012, Mr. Li, Mr. Wong and Mr. Tam owned 14,780,593, 400,000 and 281,926 shares of CHNR. Their ownership of shares of CHNR could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for CHNR and us. See “Relationship with Controlling Shareholders.”

An active trading market for our Shares may not develop, and the trading price and volume of our Shares may fluctuate significantly.

Prior to the Listing, no public market for our Shares existed. We cannot assure you that an active and liquid trading market for our Shares will develop or be sustained after the Listing or that we will be able to maintain the listing of our Shares. If an active and liquid trading market for our Shares does not develop or is not sustained after the Listing, the trading price and liquidity of our Shares may be materially and adversely affected.

The trading price and volume for our Shares may be highly volatile in response to factors beyond our control, including general market conditions of the capital markets in Hong Kong and elsewhere in the world. Moreover, the price and trading volume for our Shares may be volatile for specific business or other reasons. In particular, factors such as variations in our revenue, earnings and cash flow, announcements of new investments, acquisitions or discovery of new coal reserves, fluctuations in the market prices for coal, as well as general economic, market or regulatory conditions, could cause large and sudden changes in the trading volume and price of our Shares.

Future sales or perceived sales of substantial amounts of our securities in the public market, including any future sale of our Shares by those Shareholders that are currently subject to contractual or legal restrictions on Share transfers, could have a material adverse effect on the prevailing market price of our Shares and our ability to raise capital in the future, and may result in dilution of your shareholding in our Company.

The market price of our Shares could decline as a result of future sales of substantial amounts of our Shares or other securities relating to our Shares in the public market or the issuance of new Shares or other securities, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of our securities, including any future offerings, could also materially and adversely affect our ability to raise capital in the future at a time and at a price we deem appropriate. In addition, our Shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

In connection with the Listing, each Controlling Shareholder has agreed, among other things, not to sell our Shares for six months after the Listing Date and has agreed to retain sufficient Shares to remain as our Controlling Shareholder for six months after the Listing Date. However, we cannot assure you that our Controlling Shareholders will not dispose of any or all of the Shares they may own now or in the future after the expiration of the applicable lock-up periods. Any future sales, or perceived sales, of substantial amounts of our Shares by our Controlling Shareholders could cause the market price of our Shares to decrease significantly as well as materially hinder our ability to raise capital in the future.

DIRECTORS AND PARTIES INVOLVED IN THE SPIN-OFF

DIRECTORS

Name	Residential Address	Nationality

Chairman and Executive Director

LI Feilie (李非列)	Flat 5-1, Fragrance House Ocean Garden The Fifth Street, Ocean Garden Taipa, Macao, PRC	Chinese

Executive Directors

HAN Weibing (韓衛兵)	Flat 22A, Building 19 Shenzhen Riverist Nanshan District, Shenzhen Guangdong, PRC	Chinese

WAN Huojin (萬火金)	Flat 3, 23/F, Block 4 Longsheng Garden Jinyang Wonderland Guiyang, Guizhou PRC	Chinese

TAM Cheuk Ho (譚卓豪)	Flat 21A, Butler Towers 1-5 Boyce Road Jardine’s Lookout Hong Kong	Chinese

WONG Wah On Edward (黃華安)	Flat A, 9/F, Block 9 South Horizons Ap Lei Chau Hong Kong	Chinese

Independent Non-executive Directors

LO Kin Cheung (盧建章)	Flat A, 11/F, Block 1 Sorrento, Kowloon Hong Kong	British

HUANG Zuye (黃祖業)	Flat 602, Block 13 Guizhou Coal Mine Design & Research Institute Dashuigou Huaxi District Guiyang, Guizhou PRC	Chinese

GU Jianshe (顧建設)	Flat 501, Block E2 Shiji Garden, No. 270 Erqiao Road Yunyan District Guiyang, Guizhou PRC	Chinese

PARTIES INVOLVED IN THE SPIN-OFF

Joint Sponsors (in alphabetical order)	Jefferies Hong Kong Limited 22nd Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong

Nomura International (Hong Kong) Limited 30th Floor, Two International Finance Centre 8 Finance Street Hong Kong

Legal Advisers to Our Company	as to Hong Kong and U.S. law:

Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong

as to PRC law:

Commerce & Finance Law Offices 6th Floor, NCI Tower A12 Jianguomenwai Avenue Beijing, PRC

as to British Virgin Islands law:

Maples and Calder 53rd Floor, The Center 99 Queen´s Road Central Hong Kong

Legal Advisers to the Joint Sponsors	as to Hong Kong and U.S. law:

Freshfields Bruckhaus Deringer 11th Floor, Two Exchange Square 8 Connaught Place Central Hong Kong

as to PRC law:

Jingtian & Gongcheng 34th Floor, Tower 3, China Central Place 77 Jianguo Road, Chaoyang District Beijing, PRC

Auditors and Reporting Accountants	Ernst & Young 22nd Floor, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong

Property Valuer	Peak Vision Appraisals Limited 12th Floor, Effectual Building 14-16 Hennessy Road Wanchai Hong Kong

Competent Person	Behre Dolbear Asia, Inc. 999 18th Street, Suite 1500 Denver, Colorado, 80202 USA

Independent Market Consultant	Shanxi Fenwei Energy Consulting Co., Ltd. 8th Floor, Tower A Shanxi World Trade Center 111 Changzhi Road Taiyuan, Shanxi PRC

CORPORATE INFORMATION

Registered office	Maples Corporate Services (BVI) Limited Kingston Chambers, P.O. Box 173 Road Town, Tortola BVI

Headquarters in China	54/F, International Chamber of Commerce Tower 168 Fuhua 3rd Road Futian CBD, Shenzhen Guangdong 518048 China

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	Room 2205, Shun Tak Centre 200 Connaught Road Central Sheung Wan Hong Kong

Company’s website	www.fsanthracite.com (The information on the website does not form a part of this listing document)

Company secretary	Yue Ming Wai Bonaventure (HKICPA and HKICS) Flat A, 11/F, Block 1 Royal Knoll, Fanling New Territories Hong Kong

Authorized representatives	Wong Wah On Edward Flat A, 9/F, Block 9 South Horizons Ap Lei Chau Hong Kong

Yue Ming Wai Bonaventure Flat A, 11/F, Block 1 Royal Knoll, Fanling New Territories Hong Kong

Audit committee	Lo Kin Cheung (Chairman) Huang Zuye Gu Jianshe

Remuneration committee	Gu Jianshe (Chairman) Lo Kin Cheung Huang Zuye Li Feilie Han Weibing

Nomination committee	Huang Zuye (Chairman) Lo Kin Cheung Gu Jianshe Li Feilie Tam Cheuk Ho

Corporate social responsibility committee	Gu Jianshe (Chairman) Wan Huojin Han Weibing

The British Virgin Islands Unlisted Share Registrar and Transfer Office

Hong Kong Branch Share Registrar

Compliance adviser

Principal banker	China Minsheng Banking Corp., Ltd. Tongju Yuanjing Building Jianxin North Road Jiangbei District Chongqing, PRC

China Merchants Bank Electric Hub Building No.284 Zhonghua North Road Yunyan District Guiyang, Guizhou, PRC

Industrial and Commercial Bank of China No. 70 Zhonghua Road Chengguan Town Jinsha County, Bijie, Guizhou, PRC

INDUSTRY OVERVIEW

This listing document contains information relating to the PRC economy, the PRC coal and power industries as well as the international coal market and other energy markets. The information is derived from various publications, market data providers and other independent third party sources. We have also engaged Fenwei, an experienced consultant in the energy sector in China and an Independent Third Party, to prepare a report to provide certain industry data for this section and elsewhere in this listing document. Fenwei was paid a total of RMB320,000 in fees for this service. Fenwei prepared its report based on its in-house database, independent third party reports and publicly available data from reputable industry organizations. Where necessary, Fenwei visited companies operating in the industry to gather and synthesize information about market, prices and other relevant information.

We believe that the sources of the information in this section are appropriate sources for such information and have taken reasonable care in the extraction, compilation and reproduction of the information presented in this section. We have no reason to believe that such information is false or misleading in any material respect or that any part has been omitted that would render such information false or misleading in any material respect. Neither we, the Joint Sponsors nor any of our or their respective directors, officers or representatives or any other person involved in the Listing have independently verified the information directly or indirectly derived from official government sources, or make any representation as to the accuracy of the information from official government or other third party sources. Such information may not be consistent with and may not have been compiled with the same degree of accuracy or completeness as other information compiled within or outside the PRC. Accordingly, the information derived from official government and other third party sources contained herein may not be accurate and should not be unduly relied upon.

INTRODUCTION

Coal is a combustible, sedimentary, organic rock composed mainly of carbon, hydrogen and oxygen. It is a fossil fuel and the primary energy source in the PRC. The “rank” of coal, which is determined by the degree of change undergone by coal as it matures from peat to coal, has an important bearing on its physical and chemical properties as well as end use. Low-rank coal, such as lignite and sub-bituminous coal, is typically softer, friable material with a dull, earthy appearance. It is characterized by high moisture levels and low carbon content, and consequently low energy content. High-rank coal, such as coking coal and anthracite coal, is generally harder and stronger and often has a black, vitreous luster, and generally contains more carbon, has lower moisture content, and produces more energy than low-rank coal. The diagram below summarizes the primary types of coal and their associated end-uses.

Source: World Coal Institute, The Coal Resource (2005), Fenwei

Anthracite Coal — The Highest-Rank Type of Coal

Under the Chinese Coal Classification Standard, anthracite coal is the highest-rank coal, containing volatile matter content of 10.0% or less and thus a high percentage of carbon. According to the World Coal Institute, anthracite coal accounted for only approximately 1% of total world coal reserves in 2005. As a result of anthracite coal’s relative quality and scarcity, it is generally able to command a higher selling price than other types of coal.

In the process of determining whether the coal belongs to anthracite coal and its relevant classification, beneficiation (or coal washing) of raw coal (the result of which is referred to as “float coal”) is required in order to reduce the dry ash content to an acceptable level as necessary under the Chinese Coal Classification Standard. The Chinese Coal Classification Standard categorizes anthracite coal into three classes based on volatile matter and helium content — WY1-class anthracite coal has a volatile matter content of no more than 3.5% or helium content of no more than 2.0%; WY2-class anthracite coal has a volatile matter content of more than 3.5% and no more than 6.5% or helium content of more than 2.0% and no more than 3.0%; and WY3-class anthracite coal has a volatile matter content of more than 6.5% and no more than 10.0% or helium content of more than 3.0%. Under the Chinese Coal Classification Standand, in case of a conflict between the classification of anthracite coal based on volatile matter content and helium content, the classification based on helium content will be used. According to the Chinese Coal Granularity Classification Standard, large-lump anthracite coal has a diameter above 50 millimeters, mid-lump anthracite coal has a diameter between 25 and 50 millimeters, small-lump anthracite coal has a diameter between 13 and 25 millimeters and fine anthracite coal has a diameter below 13 millimeters.

OVERVIEW OF THE ANTHRACITE COAL INDUSTRY IN THE PRC

The PRC’s Anthracite Coal Resources

According to the latest available data from the SAWS, the PRC had anthracite coal resources of 139.2 billion tonnes in 2008, which accounted for approximately 12% of the PRC’s total coal resources. According to SAWS, approximately 69% PRC’s anthracite coal resources was located in Shanxi and Guizhou provinces in 2008.

ANTHRACITE COAL SUPPLY & DEMAND IN THE PRC

From 2008 to 2012, domestic anthracite coal production in the PRC was insufficient to meet domestic demand, and as a result, the PRC was a net importer of anthracite coal during the period. According to Fenwei, anthracite coal demand in the PRC is expected to continue rising in general due to estimated increases in the demand in anthracite coal for industrial uses, and the supply deficit is expected to continue. Set forth below is the total supply and demand for anthracite coal in the PRC for the periods indicated.

	2008	2009	2010	2011	2012	CAGR
	(million tonnes, except for percentages)

Production	446.7	426.0	496.0	530.7	534.4	4.6%
Net imports (or supply deficit)	13.3	31.1	22.2	31.9	31.2	23.7%
Total supply	460.0	457.1	518.2	562.6	565.6	5.3%
Total demand	459.9	457.9	516.6	560.3	564.9	5.3%

Source: Fenwei

The PRC’s Anthracite Coal Production

According to Fenwei, the four major anthracite coal producing provinces in the PRC are Shanxi, Henan, Guizhou and Hunan, which accounted for approximately 67% of the total anthracite coal production volume in the PRC in 2012. Shanxi is the largest anthracite coal producer in the PRC in terms of production volume, accounting for approximately 32% of the PRC’s total anthracite coal production volume in 2012. Based on the data from Fenwei, although Guizhou held approximately 29% of total anthracite coal resources in the PRC, Guizhou anthracite coal production volume accounted for only 10% of total domestic production in 2012, due to the less developed stage of exploration and production in Guizhou. Set forth below is the breakdown by province of the anthracite coal production in the PRC in 2012:

Sources: SAWS; Fenwei

The PRC’s Anthracite Coal Imports

The PRC is a net importer of anthracite coal. Based on the data from Fenwei, the PRC’s net anthracite coal imports grew at a CAGR of 23.7% from 13.3 million tonnes in 2008 to 31.2 million tonnes in 2012. The PRC mainly imports anthracite coal from Vietnam, which accounted for 51% of the PRC’s total anthracite coal imports in 2012. Beginning in 2010, the PRC also began to import large volumes of anthracite coal from North Korea. In 2012, anthracite coal imports from North Korea accounted for 34% of the PRC’s total anthracite coal imports, the second largest source of import after Vietnam. Other sources of imports included Australia and Russia.

By comparison, the volume of anthracite coal exports from the PRC has been low, at approximately four million tonnes per year over the period from 2008 to 2012, based on Fenwei’s data. The PRC primarily exports anthracite coal to South Korea and Japan.

Uses of Anthracite Coal in the PRC

Anthracite coal has applications in a number of different industries. In the PRC, end users generally characterize anthracite coal as thermal coal, chemical coal or PCI coal. Set forth below is a summary of the key characteristics of thermal coal, chemical coal and PCI coal:

Coal Type	Industry	Coal Type by Size	Ash Content (%)	Sulfur Content (%)	Volatile Matter Content (%)	Calorific Value (MJ/Kg)

Thermal Coal	Power; Building Materials	Fine	20-30	1.0-3.0	6.5-10.0	21.0-24.0
Chemical Coal	Chemical industry	Lump/Fine	<25	<2.0	<10	NA
PCI Coal	Iron and steel	Fine	<14	0.5-1	7-10	>24.5

Source: Fenwei

Thermal coal

Thermal coal primarily refers to fine anthracite coal used in the electric power industry for power generation and in the building materials industry for cement production. Fine anthracite coal may generally be used directly as thermal coal without any coal-washing or other processing.

According to Fenwei, in recent years, the installed capacity of the PRC’s electric power industry has been expanding, driven by a growing economy and increasing fixed-asset investments. According to Fenwei, thermal power accounted for 79% of the PRC’s total power supply in 2012, of which approximately 15% was fueled by anthracite coal. Anthracite coal used for electric power generation grew at a CAGR of 5.3% from 175.1 million tonnes in 2008 to 215.3 million tonnes in 2012.

In the building materials industry, anthracite coal is used for cement production. According to Fenwei, anthracite coal used in the building materials industry grew at a CAGR of 7.1% from 96.9 million tonnes in 2008 to 127.4 million tonnes in 2012 and is expected to remain relatively stable in the coming years.

Chemical coal

Chemical coal refers to coal used for synthetic ammonia, methanol and other chemical production. Synthetic ammonia is the raw material for urea production, and methanol is an important base chemical and may be used directly as fuel. Anthracite coal is a key raw material for synthetic ammonia and methanol production. Based on the data from Fenwei, anthracite coal used in the chemical industry grew at a CAGR of 3.2% from 70.0 million tonnes in 2008 to 79.3 million tonnes in 2012. Depending on the usage and the desired technical specifications, both anthracite coal lumps and fine anthracite coal may be used as chemical coal, and coal-washing may be required.

Some chemical plants have experimented with using bituminous coal or natural gas as a substitute for anthracite coal to save costs. However, the use of bituminous coal requires the restructuring of gasification furnaces and has a negative environmental impact, while the supply of natural gas in the PRC is limited. According to Fenwei, approximately 71% of synthetic ammonia and approximately 70% of methanol in the PRC were produced from anthracite coal in 2012.

PCI coal

PCI coal is generally used for sintering, smelting and injection purposes in the pulverized coal injection process in iron production, and it is produced from anthracite coal fines after coal-washing to achieve certain technical specifications. Iron and steel manufacturing plants are able to reduce costs by using PCI coal for blast furnace injection instead of coke, which is produced from coking coal. PCI coal can be made from anthracite or bituminous coal or a combination of both. According to Fenwei, in 2012, approximately 60% of PCI coal in the PRC was made from anthracite coal, compared with 80% in 2007, and the proportion of PCI coal made from anthracite coal is expected to continue to decline. However, anthracite coal used in the iron and steel industry grew at a CAGR of 13.5% from 37.9 million tonnes in 2008 to 62.9 million tonnes in 2012.

OVERVIEW OF THE ANTHRACITE COAL INDUSTRY IN GUIZHOU

Anthracite Coal Resources & Distribution in Guizhou

According to the latest available data from the SAWS, in 2008, Guizhou had 51.4 billion tonnes of coal resources, 78% of which were anthracite coal, accounting for 29% of the PRC’s total anthracite coal resources.

The Guizhou coal market is highly fragmented. According to statistics from the Guizhou Administration of Coal Mine Safety, in June 2011, Guizhou had 18 large coal mines with annual production capacity of no less than 1.2 million tonnes and 70 medium-sized mines with an annual production capacity of 0.3 to 1.2 million tonnes. The production volume of small coal mines with an annual production capacity of no more than 0.3 million tonnes accounted for 76% of the total coal production capacity in Guizhou.

Coal Transportation in Guizhou

Guizhou province is located in southwest China. Coal in Guizhou is transported by rail, road and waterway. According to Fenwei, in 2012, the average transportation cost in Guizhou per each tonne of coal was RMB0.5 to RMB1.0 per kilometer by road, RMB0.3 per kilometer by rail and RMB0.2 to RMB0.3 per kilometer by waterway.

Guizhou is a key province for transferring cargo from the PRC’s western provinces to its southern coastal area. There are four railway lines which run through Guizhou province and the road network spans over 30,000 kilometers in Guizhou, including five national roads and 30 provincial roads. Guiyang is at the center of Guizhou’s rail and road networks, which extend to substantially all cities and counties in the province. The inland waterway system in Guizhou consists of five primary out-of-provincial waterways linked to the Yangtze River in northern Guizhou and the Pearl River in southern Guizhou.

According to Guizhou’s “678 highway network plan” Guizhou intends to increase the total road mileage by at least 4,500 kilometers and construct a highway in each county by 2015. This development is expected to significantly improve the transportation of coal by road in Guizhou, particularly in the Bijie area, and it is also expected to reduce the transportation costs. Guizhou also plans to construct two waterway systems for out-of-province cargo transport by 2015, with one end connecting the Yangtze River in northern Guizhou and the other end connecting the Pearl River in southern Guizhou.

TARGET MARKETS FOR GUIZHOU ANTHRACITE COAL

Anthracite Coal Supply & Demand in the Target Markets

According to the SAWS, Guizhou is the largest anthracite coal producing province in southern China. In addition to local consumption, other target markets for Guizhou anthracite coal are the neighboring provinces and municipalities of Guizhou, including Guangdong, Guangxi, Sichuan, Chongqing and Jiangxi. Demand for anthracite coal in these target markets has been growing faster than supply, resulting in a widened anthracite coal supply deficit. As Guizhou has a surplus of anthracite coal, it is in a position to supply to its neighboring provinces. Given the relative scarcity of anthracite coal and the growing economies of the target markets, Fenwei expects the supply deficit of anthracite coal in the target markets to continue. Set forth below is a table containing the actual and estimated volume of anthracite coal production, demand and surplus or deficit in Guizhou and the target markets. The estimation was prepared by Fenwei based primarily on the 12th Five Year Plan for the Development of Coal Industry of each of Guizhou and such target markets.

Item	2008	2009	2010	2011	2012	CAGR (2008-2012)	2013E	2014E	2015E	CAGR (2013E- 2015E)
	(million tonnes, except percentages)
Guizhou
Anthracite coal production	49.0	48.9	62.6	59.9	53.4	2.20%	54.5	56.5	58.8	3.87%
Anthracite coal demand	29.7	34.3	35.9	39.3	40.8	8.31%	43.6	46.2	46.8	3.69%
Anthracite coal supply deficit/ (surplus)	-19.3	-14.6	-26.8	-20.6	-12.6		-10.9	-10.3	-11.9
Other Target Markets
Anthracite coal production	56.8	54.5	52.3	54.9	55.8	-0.45%	53.2	51.3	48.9	-4.12%
Anthracite coal demand	66.3	74.0	77.6	85.4	85.7	6.64%	80.4	81.5	81.2	0.51%
Anthracite coal supply deficit/ (surplus)	9.5	19.5	25.3	30.5	29.9		27.2	30.2	32.3

Source: Fenwei

COAL PRICING IN GUIZHOU

Recent Guizhou Anthracite Coal Prices

Anthracite coal prices in Guizhou rose significantly in October 2011, mainly driven by a reduction in anthracite coal supply as a result of extensive industry consolidation in the Guizhou coal sector and strong demand growth driven by fast economic growth. The price of anthracite coal in Guizhou fell significantly in the second quarter of 2012, primarily due to a slowdown in economic growth which constrained the growth of domestic demand, an increase in anthracite coal production in Shanxi province following restructuring and consolidation of coal enterprises, and a rise in anthracite coal imports.

Average Anthracite Coal Price (including value-added tax) in Guizhou

(September 2010 — May 2013) (RMB/tonne)

Source: China Coal Resource Website (www.sxcoal.com)

(1)         Anshun large lump: ash 12%; volatility 7.5%; sulfur 0.9%; calorific value 6800kcal/kg (28.5MJ/kg)

(2)         Anshun mid lump: ash 11%; volatility <10%; sulfur 1%; calorific value >7000kcal/kg (29.3MJ/kg)

(3)         Anshun fine: ash 28%; volatility 6%; sulfur 0.4%; calorific value 5000kcal/kg (20.9MJ/kg)

(4)         Zhijin PCI: ash <13.5%; volatility <10%; sulfur <0.8%; calorific value >6300kcal/kg (26.4MJ/kg)

(5)         Jinsha small lump: ash 16-18%; volatility 6.5%; sulfur 0.4%; calorific value 6600kcal/kg (27.6MJ/kg)

Factors Affecting Guizhou Anthracite Coal Prices

According to Fenwei, prices of Guizhou anthracite coal are expected to be supported by several factors, including:

•                  limited anthracite coal imports into the region: most of the anthracite coal imports into southwestern China originate from Vietnam, which has limited anthracite coal resources and its government has expressed its intention to restrict anthracite coal exports;

•                  a continuing supply deficit of anthracite coal in the PRC domestic market, as a result of the scarcity of anthracite coal and limited domestic production capacity; and

•                  improvements in transportation conditions within Guizhou and between Guizhou and its neighboring provinces.

However, anthracite coal prices in Guizhou may also experience downward pressure. In particular, future improvements in rail transportation conditions in the PRC, especially the railway from Inner Mongolia to central China, may make it less expensive to transport coal from Inner Mongolia. In addition, coal production capacity in Shanxi may expand gradually following the completion of its coal sector consolidation.

PRC GOVERNMENT POLICY TOWARDS THE COAL INDUSTRY

The 12th Five Year Plan for the PRC’s Coal Industry

On March 18, 2012, the NDRC released the 12th Five Year Plan for Development of the Coal Industry, the national plan for 2011 to 2015 on coal mine construction, production capacity, and transportation via railway and port facilities in the PRC. The main objectives are as follows:

•                  Construct large-scale coal bases and coal enterprise groups, as well as large and modern coal mines. The goal is to have 20 large-scale coal enterprise groups accounting for over 60% of the nation’s total coal production by 2015. In addition, ten of the 20 coal enterprise groups are expected to have total annual production capacity of 100 million tonnes and the other ten coal enterprise groups are expected to have total annual production capacity of 50 million tonnes. Furthermore, large-, medium- and small-sized mines are expected to account for 63%, 22% and 15%, respectively, of the nation’s total coal production by 2015.

•                  Keep coal production “controlled in the east, stable in the center and developing in the west of the PRC.” Under the 12th Five Year Plan for Development of the Coal Industry, the “east” of PRC refers to the coastal provinces and municipals, as well as Jilin and Heilongjiang; the “center” of the PRC refers to Hunan, Hubei, Jiangxi, Anhui, Henan, and Shanxi; and the “west” of the PRC refers to the rest of the areas of the PRC. The increase in the coal production capacity in the PRC was below the government’s plan in 2006 to 2010. Under such 12th Five Year Plan, increases in the coal production capacity are expected to continue in 2011 to 2015 in the east, center and west of the PRC, which would account for 5.6%, 30.6% and 63.8%, respectively, of the nation’s planned production capacity by 2015. The newly commenced coal mine construction in the east, center and west of the PRC is expected to account for 3.3%, 25.0% and 71.7%, respectively, of the nation’s total newly commenced coal mine construction in 2011 to 2015. By 2015, national production capacity is projected to be 4.1 billion tonnes per year, and the east, center and west of the PRC are expected to account for 12%, 35% and 53%, respectively, of the nation’s total production capacity.

•                  In 2015, rail transport demand for coal is predicted to be 2.6 billion tonnes, with planned capacity of 3 billion tonnes per year. Trans-provincial coal transport volume is estimated to be 1.66 billion tonnes by 2015, of which 1.58 billion tonnes are expected to be from Shanxi, Shaanxi, Inner Mongolia, Ningxia and Gansu, 0.03 billion tonnes from Xinjiang, and 0.05 billion tonnes from Yunnan and Guizhou.

Consolidation Policy for the PRC’s Coal Industry

The 12th Five Year Plan for the Development of the Coal Industry states that the primary objective during 2011 to 2015 is to “promote merger and restructuring of coal enterprise groups, to develop large-scale enterprise groups.” The State plans to accelerate resource consolidation and mergers and restructurings of coal enterprise groups, which are expected to significantly elevate the concentration ratio of the PRC coal industry. According to the plan, from 2011 to 2015 the State will prioritize the construction of large-scale coal bases, enterprise groups and modern mines. Moreover, under the plan, there will be no more than a total of 4,000 coal enterprise groups nationwide and the average production capacity of each enterprise will exceed 1 million tonnes per year. From 2011 to 2015, Shanxi, Shaanxi, Inner Mongolia, Ningxia, Qinghai, Gansu, Xinjiang, Sichuan, Guizhou and Yunnan plan to accelerate the consolidation of mining properties and resources.

Coal Industry Policy in Guizhou

Guizhou coal capacity and production plan

According to the 12th Five Year Plan for the Development of Coal Industry of Guizhou, coal production is expected to reach 182.33 million tonnes by 2015.

Coal resource consolidation in Guizhou

Guizhou began consolidating its coal sector in 2005, with 346 coal mines closed that year and 425 coal mines closed between 2006 to 2007. According to the 12th Five Year Plan for the Development of Coal Industry of Guizhou released in January 2011, the Guizhou government announced a policy to reduce the target number of coal enterprise groups to 100 and the target number of coal mines to approximately 1,000, each with a production capacity of at least 1.5 million tonnes per year, by the end of 2015. This policy also aims to form one “extra-large” coal enterprise group producing at least 50 million tonnes of coal per year, two “large” coal enterprise groups producing at least 30 million tonnes of coal per year, and 10 “medium” coal enterprise groups producing at least five million tonnes of coal per year.

On March 22, 2013, the authorities in Guizhou issued the Notice of the “Implementation Rules on Accelerating the Progress of Merging and Restructuring Coal Mining Enterprises of Guizhou Province” (關於印發《貴州省煤礦企業兼併重組工作實施細則》的通知), which aims to implement the aforementioned reductions of coal mining enterprises and coal mines. Coal enterprises located in Bijie and Liupanshui counties are required to have annual production capacities of no less than 2.0 million tonnes, and those located in the other areas of Guizhou are required to have annual production capacities of no less than 1.5 million tonnes.

REGULATION

OVERVIEW

The coal industry in the PRC is subject to extensive regulations. These regulations govern investments in coal businesses, mining rights, coal exploration, production, distribution, trading and transportation, as well as safety and environmental protection. In addition, coal operations in the PRC are subject to taxes and levies.

PRC LAWS RELATING TO THE COAL INDUSTRY

Approval of Coal Mine Development Projects

In the PRC, coal mine development projects must be approved by the NDRC or its local counterparts, depending on the location and annual production capacities of the project.

On July 16, 2004, the State Council promulgated the Decision on Institutional Reform of Investment System (國務院關於投資體制改革的決定) (the “Investment Decision”), which significantly modified the government approval process for major investment projects in the PRC. Pursuant to the Investment Decision, applications for coal mine development projects within the mining areas under the national plan are required to be submitted to the NDRC, and applications for other coal mine development projects are required to be submitted to the competent investment department of the local government.

On December 8, 2005, the NDRC issued the Notice on Strengthening the Management of Related Issues Concerning Basic Construction of Coal Projects (國家發展改革委關於加強煤炭基本建設項目管理有關問題的通知) (the “Coal Projects Notice”), which was amended on December 12, 2012. Under the Coal Projects Notice, the NDRC delegated to its local counterparts the authority to approve coal mine development projects which are within the mining areas under the national plan which have annual production capacities under 600,000 tonnes.

On May 15, 2013, the State Council promulgated the Decision on Cancellation and Delegation of Certain Items Subject to Administrative Examination and Approval (國務院關於取消和下放一批行政審批項目等事項的決定) (the “Decision on Administrative Examination and Approval”). According to the Decision on Administrative Examination and Approval, the competent investment department of the provincial governments may approve applications for coal mine development projects which are within the mining areas under the national plan and have annual production capacities under 1,200,000 tonnes.

Mining Operations

The Coal Law of the PRC (中華人民共和國煤炭法) (the “Coal Law”), which became effective on December 1, 1996 and as amended on August 27, 2009 and April 22, 2011, sets forth certain requirements relating to coal production, including requirements relating to the exploration of mineral resources, the approval of new mines, the issuance of production permits, the implementation of safety standards, the coal trading, the protection of mining areas from destructive exploitation, the protection of miners and the administration and supervision of coal mining operations.

Under the Mineral Resources Law of the PRC (中華人民共和國礦產資源法) (the “Mineral Resources Law”), which became effective on January 1, 1997 and as amended on August 29, 1996, all mineral resources in PRC are owned by the State. The Mineral Resources Law governs the supervision and administration of the mining and exploration of mineral resources. Under the Mineral Resources Law, the geology and mineral resources bureau of each province, autonomous region and municipal government is responsible for the supervision and administration of the exploration, development and exploitation of mineral resources within its jurisdiction. Businesses engaged in the exploration and exploitation of mineral resources are required to obtain exploration rights and mining rights from the competent land and resources authorities.

Pursuant to the Coal Law and the Mineral Resources Law, exploration and exploitation of coal is subject to the supervision by the MLR and the relevant local mineral resource bureaus and coal administration departments. For example, coal exploration licenses and coal mining right permits are granted by the MLR or local mineral resource bureaus. Holders of mining right permits are required to file annual reports with the relevant administrative authorities that issue the permits. A coal production permit is required before a coal producer may produce and sell coal in the PRC. Furthermore, the production capacity of each coal mine is subject to annual review by the NDRC or local counterparts.

Under the Procedures for the Registration of Mineral Resources Mining (礦產資源開採登記管理辦法) (the “State Council Circular No. 241”), which became effective on February 12, 1998, holders of mining right permits are required to submit applications with the relevant registration authorities to change the scope of mining area, the main exploited mineral categories, exploitation modes and name of the mining enterprise, as well as transferring mining rights. Mining right permits will terminate upon their expiration unless they are extended by relevant registration authorities.

Coal mining businesses may be subject to administrative penalties for certain non-compliance. For example, conducting a coal mining business without a mining right permit, safety production permit or coal production permit may result in cease-and-desist orders, disgorgement of profits and fines. In addition, coal mining businesses which exceed the production limit set forth in the mining right permit or coal production permit may be subject to a one-time fine of up to RMB2.0 million on the coal mine, a fine of no more than RMB150,000 on the mine manager, other administrative penalties and, in serious cases, revocation of coal production permit and mine managers’ qualification certifications, as well as closure of the mine.

Under the Coal Law and the Mineral Resources Law, coal producers are required to achieve certain reserves recovery rates, and failure to achieve the rates may result in penalties, including the revocation of coal production permits.

It is unlawful to conduct mining operations in areas authorized for exploitation by other mining operators, which may result in cease and desist orders, fines, forfeiture of relevant products and proceeds and damage of losses suffered by authorized operators.

Coal mining businesses which cause harm to others in the course of operations are liable to the affected parties and are required to take remedial measures. Under the Detailed Rules for the Implementation of the Mineral Resources Law (中華人民共和國礦產資源法實施細則), a mine operator is required to follow certain procedures when closing a mine, including submitting a mine closure geology report to the relevant authorities that approved the opening of the mine.

Mining rights are transferable subject to the approval of the relevant geological and mineral resources and land bureaus of the PRC. A mining right permit holder is entitled to and obligated to conduct mining activities in the area specified in and within the term of the mining right permit. A mining right permit holder is also entitled to set up necessary production facilities and acquire land use rights necessary for coal production. A mining right permit holder is required to (i) conduct reasonable exploitation and protect and fully utilize mineral resources, (ii) pay resources taxes and resources compensation levies, (iii) comply with the laws and regulations relating to occupation safety, soil and water conservation and reclamation and environmental protection, and (iv) submit mineral resource reserves and utilization reports to the relevant government authorities.

Pursuant to the Coal Law, a coal mining business is required to obtain a coal production permit in order to sell self-produced coal. In addition, pursuant to the Measures of Supervision of Coal Operation (煤炭經營監管辦法), a coal operation qualification certificate is required to be obtained before engaging in sales of coal products that are not self-produced or self-processed.

The National People’s Congress Standing Committee passed certain amendments to the Coal Law, which became effective on June 29, 2013, including removing the requirements of obtaining coal production permits and coal operation permits.

Pricing

Since the PRC Government eliminated price controls over the coal used for power generation in 2002, coal price has been mainly influenced by the supply and demand of coal markets. Nonetheless, the PRC Government still has the right to implement certain temporary price intervention measures. For example, the NDRC issued the Notice on Strengthening Adjustments of Thermal Coal Prices (國家發展改革委關於加強發電用煤價格調控的通知) on November 30, 2011, pursuant to which the NDRC implemented a temporary price intervention measure on thermal coal sold to certain power producers by setting maximum coal prices at key ports and distribution centers in January 2012. The temporary price intervention measure was terminated in January 2013 in accordance with the Notice on Terminating Temporary Price Intervention Measures on Thermal Coal Prices (國家發展改革委關於解除發電用煤臨時價格幹預措施的通知) issued by the NDRC on December 18, 2012. Pursuant to the Price Law of the PRC (中華人民共和國價格法), which became effective on May 1, 1998, temporary price intervention measures may be introduced to limit coal price increases.

Supply of thermal coal to power plants

On March 28, 2011, the NDRC issued the “Emergency Notice to Ensure the Stable Supply of Thermal Coal and the Stabilization of the Price of Thermal Coal by NDRC” (國家發展改革委關於切實保障電煤供應穩定電煤價格的緊急通知), which called for a stable supply of thermal coal in all coal producing provinces and districts. Furthermore, according to the “Notice of Issuing the Provincial

Thermal Coal Supply Target for the Year 2010 by the General Office of the Guizhou Provincial People´s Government (Qianfubanfa (2010) No.4)” (貴州省人民政府辦公廳關於下達2010年省內電煤供 應任務的通知黔府辦發〔2010〕4號) issued on January 12, 2010, the “Notice of Issuing the Provincial Thermal Coal Supply Target for the Year 2011 by the General Office of the Provincial People’s Government (Qianfubanfa (2010) No.119)” (貴州省人民政府辦公廳關於下達2011年省內電煤供應任務的通知黔府辦發〔2010〕119號) issued on December 17, 2010 and the “Notice of Implementing the Provincial Supply of Thermal Coal and Coal Consumed for Municipal Gas for Manufacture for the Year 2012 by the General Office of the Provincial People’s Government (Qianfubanfa (2011) No.127))” (貴州省人民政府辦公廳關於做好2012年省內電煤和城市煤氣生產用煤供應工作的通知(黔府辦發〔2011〕127號)) issued on December 12, 2011 by the Guizhou government, the Guizhou government published the annual guidance relating to the provision of certain minimum amounts of thermal coal by coal enterprises in Guizhou province to power plants operating in Guizhou in 2010, 2011 and 2012, respectively. Such guidances are aimed at ensuring adequate supply of thermal coal to power plants in Guizhou.

PRC LAWS RELATING TO ENVIRONMENTAL PROTECTION

General

Coal mining operations in the PRC are subject to extensive environmental regulations. Under the relevant laws, rules and regulations, a business that discharges toxic and hazardous materials is required to comply with the applicable standards and report to and register with the relevant environmental protection authorities. Failure to comply may result in warnings, enforcement orders and other penalties. Before a construction project commences, an environmental impact assessment report must be submitted to the relevant environmental protection authorities for approval. An acceptance inspection by the relevant environmental protection authorities must be obtained before the completed construction project may commence its operations.

Provisions on the Protection of the Geological Environment of Mines

According to the Provisions on the Protection of the Geologic Environment of Mines (礦山地質環境保護規定), which became effective on May 1, 2009, a mining right permit applicant is required to submit a plan relating to the protection and restoration of the mine’s geological environment to the competent land and resources authorities for approval. In addition, a mining right permit holder is required to pay a security deposit for the restoration of the geological environment of mines and must be responsible for restoration of the mine’s geological environment which is affected by its mining operation.

Regulations on Land Reclamation and its Implementing Measures

Pursuant to the Regulations on Land Reclamation (土地複墾條例), which became effective on March 5, 2011 and the Implementing Measures of Regulations on Land Reclamation (土地複墾條例實施辦法), which became effective on March 1, 2013, a coal production enterprise must take measures to restore the land that has been damaged due to its coal mining operations. The reclaimed land may be put into use only after the reclamation requirements are fulfilled and the relevant land administration authorities have completed an examination and acceptance. Failure to comply with the reclamation requirements or restore the land in the mining areas may subject the coal production enterprise to fines, land reclamation fees, rejection of the application for land use right, revocation of the mining right permit or, in serious cases, criminal liability.

PRC LAWS RELATING TO PRODUCTION SAFETY

The SAWS and the SACMS under the supervision of the SAWS are responsible for centralized supervision and monitoring of coal mine safety. Pursuant to the Provisions on the Supervision of Safety Facilities for Coal Mine Construction Projects (煤礦建設項目安全設施監察規定), the safety design and procedures of a coal mine construction project must be examined and approved by the SACMS or its local branches. Before the commencement of operation of the coal mine, coal mine equipment and conditions must pass relevant inspections and acceptance tests performed by SACMS or its local branches. The SACMS may conduct safety inspections of the conditions of coal production businesses regularly pursuant to the Safety Production Law of the PRC (中華人民共和國安全生產法), the Mining Safety Law of the PRC (中華人民共和國礦山安全法) and other relevant safety regulations. Coal production businesses that fail to meet relevant safety requirements may be subject to fines and suspensions of operations.

Pursuant to the requirements of the Measures for the Implementation of Safe Production Licenses of Coal Mine Enterprises (煤礦企業安全生產許可證實施辦法), which became effective on May 17, 2004, coal mines in operation must have a valid production safety license issued by the SACMS or its provincial bureaus and comply with the safe production requirements set forth in the license. The production safety license has an initial term of three years, subject to renewals upon satisfaction of relevant safe production requirements. Moreover, pursuant to the Special Provisions of the State Council on the Prevention of Coal Mine Production Safety Accidents (國務院關於預防煤礦生產安全事故的特別規定), which became effective on September 3, 2005, coal mine businesses are responsible for preventing accidents at coal mines, and are required to have sufficient safety equipment, facilities and resources, appropriate accident prevention measures and a sound emergency contingency plan. Coal mine businesses must establish policies relating to the monitoring, inspection, handling and reporting of potential safety risks. If any major potential safety risk of production set forth in the policies is identified, coal mine businesses should suspend their operations and eliminate the risk.

On July 19, 2010, the State Council issued the Notice of the General Office of the State Council on Further Improving Production Safety of Enterprises (國務院關於進一步加強企業安全生產工作的通知) (the “Production Safety Notice”). The Production Safety Notice requires enterprises such as coal mining enterprises to improve safety management, conduct frequent safety inspections, enhance the responsibility and accountability of persons in charge of production and improve safety education and trainings.

The Trial Rules on Mining Production Work-Related Safety Issues (煤礦作業場所職業危害防治規定(試行)), which became effective on September 1, 2010, require coal mining companies to submit to relevant safety authorities safety manuals, reports on evaluation of work-related risks, means adopted for risk prevention and work safety measures.

Pursuant to the Notice of “Ten Prohibitions” on Coal Mine Gas Prevention (煤礦瓦斯防治工作”十條禁令”的通知), which became effective on November 25, 2011, coal and gas outburst mines with annual production capacities of 90,000 tonnes or less are required to suspend production pending rectifications and assessments of gas prevention capability. Coal and gas outburst mines which fail to pass the assessment are required to remain suspended pending rectifications, be consolidated with other mines with gas prevention capacity, or close down their operations.

On December 26, 2011, the NEA issued the Administrative Measures regarding Assessment of Gas Prevention Capability of Coal Mining Enterprises (煤礦企業瓦斯防治能力評估管理辦法) (the “Measures on Gas Prevention”). On March 5, 2012, the Office of the Guizhou Energy Bureau issued Opinions on Implementation of Assessment of Gas Prevention Capability of Coal Mining Enterprises in Guizhou Province (貴州省煤礦企業瓦斯防治能力評估實施意見) (the “Opinions on Gas Prevention”). According to the Measures on Gas Prevention and the Opinions on Gas Prevention, coal mining enterprises engaged in production and construction of mines with high gas contents and coal and gas outburst mines in Guizhou province are required to apply for assessments of gas prevention capability. Gas prevention capability assessments are required before applying for approval of construction projects of mines with high gas contents and coal and gas outburst mines or consolidating mines with high gas contents and coal and gas outburst mines. Mines with high gas content and coal and gas outburst mines which fail to pass the assessments are required to suspend their operations pending rectifications, consolidate with other mines with gas prevention capacity or close down their operations.

PRC LAWS RELATING TO TAXATION AND FEES

Pursuant to the PRC Enterprise Income Tax Law (中華人民共和國企業所得稅法) effective on January 1, 2008 and its implementation rules, domestic enterprises and foreign invested enterprises are subject to enterprise income tax at a rate of 25% on taxable income.

Under the PRC Enterprise Income Tax Law, enterprises are categorized as resident enterprises and non-resident enterprises. A resident enterprise refers to an enterprise that is incorporated under the PRC law, or that is incorporated under the law of a jurisdiction outside the PRC with its de facto management body located within the PRC. Pursuant to the Regulation on the Implementation of the PRC Enterprise Income Tax Law (中華人民共和國企業所得稅法實施條例), which became effective on January 1, 2008, a “de facto management body” is defined as a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. A non-resident enterprise refers to an enterprise which is incorporated under the law of a jurisdiction outside the PRC with its de facto management body located outside of the PRC, but which has set up institutions or establishments in the PRC, or has income originating from the PRC without setting up any institution or establishment in the PRC.

On August 21, 2006, the PRC and Hong Kong entered into an Arrangement between the Mainland of the PRC and Hong Kong for Avoidance of Double Taxation of Income and Prevention of Income Tax Evasion (內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排) (the “Income Tax Arrangement”). According to the Income Tax Arrangement, a withholding tax rate of 5% applies to dividends paid by a PRC company to a corporate recipient that is a Hong Kong resident and directly holds at least 25% equity interests in the PRC company. A withholding tax rate of 10% applies to dividends paid by a PRC company to a corporate recipient that is a Hong Kong resident and holds less than 25% equity interests in the PRC company.

According to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Treaties (國家稅務總局關於執行稅收協定股息條款有關問題的通知), which became effective on February 20, 2009, special tax treatments on dividends paid by a PRC company under relevant tax treaties will not be available unless certain conditions are satisfied. For example, the dividend recipient must be qualified under the relevant tax treaty, and must directly hold certain equity interest in and voting shares of the PRC company distributing dividends as specified in the relevant treaty within 12 months prior to the dividends distribution. In addition, pursuant to the Administrative Measures for Non-residents to Enjoy Treatments under Tax Treaties (Trial) (非居民享受稅收協定待遇管理辦法(試行)), which became effective on October 1, 2009, approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments.

Pursuant to the Provisional Regulation of Resources Tax of the PRC (中華人民共和國資源稅暫行條例), which became effective on January 1, 1994 and as amended on September 30, 2011 and the Rules Administering Levy of Mine Resource Compensation Fees (礦產資源補償費徵收管理規定), which became effective on April 1, 1994 and as amended on July 3, 1997, coal mining businesses are subject to resources taxes and resources compensation fees. Since 2004, the MOF and the SAT has increased coal resources tax rates in certain regions, including Guizhou province.

PRC LAWS RELATING TO LAND

Under the Land Administration Law of the PRC (中華人民共和國土地管理法), which became effective on January 1, 1999 and amended on August 28, 2004, land in the PRC is either state-owned or collectively-owned, depending on the location of the land. Land in the urban areas of a city or town is generally state-owned, and the land in the rural areas of a city or town and all rural land is generally collectively owned. Land is subject to requisitions by the government if it is required by the public interest. Generally, the land use rights of collectively owned land may not be granted, assigned or leased to any party for uses other than agricultural uses. In the case of temporary use of collectively-owned land for construction projects or by geological survey teams, approvals must be obtained from the relevant land administrative authorities. The term of each such approval generally does not exceed two years. In addition, any person who uses the collectively-owned land for purposes other than agricultural uses must enter into a contract with rural economic collective organizations or village committees, depending on who owns the land, and pay land compensation fees as provided in the contract.

PRC LAWS RELATING TO LABOR

Under the Labor Law of the PRC (中華人民共和國勞動法) and the Labor Contract Law of the PRC (中華人民共和國勞動合同法), labor relationships between the employers and the employees must be established by labor contracts, and the employers are subject to certain obligations, including:

•                  prohibitions against requiring the employees to work overtime;

•                  the obligation to timely pay the wages which are not less than minimum wages to the employees;

•                  the obligation to establish and improve their systems for labor safety and sanitation, strictly abide by the applicable rules and standards on labor safety and sanitation and educate employees on labor safety and sanitation; and

•                  the obligation to provide employees with working conditions which meet the requirements for labor safety and sanitation and provide employees with regular health examination.

Under the Regulation of Insurance for Labor Injury (工傷保險條例), which became effective on January 1, 2004 and as amended in 2010, the Provisional Insurance Measures for Maternity of Employees (企業職工生育保險試行辦法), which became effective on January 1, 1995, the Interim Regulation on the Collection and Payment of Social Insurance Premiums (社會保險費徵繳暫行條例), which became effective on January 22, 1999 and the Interim Provisions on Registration of Social Insurance (社會保險登記管理暫行辦法), which became effective on March 19, 1999, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance and medical insurance.

Pursuant to the Social Insurance Law of the PRC (中華人民共和國社會保險法), which became effective on July 1, 2011, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions.

Pursuant to the Regulations on Management of Housing Fund (住房公積金管理條例), which became effective on April 3, 1999 and as amended in 2002, enterprises are required to register with the competent administrative centers of housing fund and open bank accounts for housing funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees.

PRC LAWS RELATING TO FOREIGN EXCHANGE

Under the Regulations on Foreign Exchange Control of the PRC (中華人民共和國外匯管理條例), which became effective on April 1, 1996 and as amended on August 5, 2008, payments made in foreign currencies for international trades such as the sale or purchase of goods are not subject to governmental control or restrictions. Certain organizations in the PRC such as foreign-invested enterprises may purchase, sell and remit foreign currencies at certain banks authorized to engage in foreign exchange business by providing valid supporting documents to the banks. However, regulatory approvals are required for certain capital account transactions such as overseas investments by a domestic company.

The SAFE issued the Notice of the SAFE on Issues Relating to the Administration of Foreign Exchange on Fund Raisings by PRC Residents Through Offshore Special Purpose Vehicles and Round-trip Investment (關於境內居民通過境外特殊目的公司融資及返程投資外匯管理有關問題的通知) in October 2005 (“SAFE Circular No. 75”), requiring PRC residents to register with the competent local branch of the SAFE before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities in PRC companies, referred to in the notice as an “offshore special purpose company.” In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its registration with the local branch of the SAFE with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity or debt investment, creation of any security interest over assets or any other material change in share capital not involving a round-trip investment.

PRC LAWS RELATING TO MINING RESOURCE CONSOLIDATION

On October 16, 2010, the General Office of the State Council forwarded NDRC’s Certain Opinions on Accelerating the Merger and Restructuring of Coal Mine Enterprises (關於加快推進煤礦企業兼併重組若干意見) (the “Opinions on Consolidations of Coal Mine Enterprises”) to the governments of all provinces, autonomous regions and municipalities of the PRC, and all ministries and commissions of as well as departments administered directly under the State Council. The Opinions on Consolidations of Coal Mine Enterprises relate to accelerating the merger and restructuring of coal mine enterprises and clarify certain important implications, guiding principles and main goals of accelerating the merger and restructuring of coal enterprises.

On January 30, 2011, the Guizhou General Office of the Guizhou Provincial government issued the “12th Five-Year Plan (2011-2015) for the Development of Coal Industry of Guizhou” (貴州省煤炭產業”十二五”發展規劃). Under this plan, the Guizhou government plans to form one coal enterprise group in Guizhou that has annual production capacity of 50 million tonnes and two coal enterprise groups in Guizhou each having total annual production capacities of 30 million tonnes. The plan also specified that the total number of the coal enterprise groups to be maintained below 200.

Pursuant to the Notice of the General Office of the Guizhou Provincial Government on Forwarding the “Instruction and Opinions on Accelerating the Progress of Merging and Restructuring Coal Mining Enterprises” issued by the Energy Bureau of Guizhou Province (貴州省人民政府辦公廳轉發省能源局關於加快推進煤礦企業兼併重組工作指導意見的通知) on April 15, 2011, the Guizhou government intends to reduce the total number of coal mining enterprises, particularly the number of small coal mines through mergers and restructuring.

The Notice of the General Office of the Guizhou Provincial Government on Forwarding the “Plan for the Merger and Restructuring of Coal Mining Enterprises for Guizhou Province (Trial Implementation )” was promulgated on December 17, 2012 (貴州省人民政府辦公廳關於轉發省能源局等部門貴州煤礦企業兼併重組工作方案(試行)的通知) (the “2012 Coal Mining Enterprise Consolidation Notice”). In addition, the Notice of the “Implementation Rules on Accelerating the Progress of Merging and Restructuring Coal Mining Enterprises of Guizhou Province” (關於印發《貴

州省煤礦企業兼併重組工作實施細則》的通知) (the “2013 Coal Mining Enterprise Consolidation Notice”) was promulgated on March 22, 2013. According to the 2012 Coal Mining Enterprise Consolidation Notice and the 2013 Coal Mining Enterprise Consolidation Notice, by 2015, the Guizhou government plans to achieve the following:

•                  generally eliminate small-scaled coal mines with annual production capacities under 150,000 tonnes;

•                  phase out coal and gas outburst mines with annual production capacities under 300,000 tonnes;

•                  generally require the coal and gas outburst mines to maintain annual production capacities of at least 450,000 tonnes and the high gas mines to maintain annual production capacities of at least 300,000 tonnes;

•                  maintain the number of the coal mining groups below 100;

•                  maintain the number of the mines to around 1,000; and

•                  require the coal mining groups located in each of Bijie City and Liupanshui City to maintain aggregate annual production capacities of at least 2,000,000 tonnes, respectively.

HISTORY AND DEVELOPMENT

HISTORY

Our Company was incorporated in January 2010 under the laws of BVI. We are a wholly-owned subsidiary of CHNR, a BVI company with common shares listed on the NASDAQ Capital Market under the symbol “CHNR” and controlled by Mr. Li Feilie, our chairman and chief executive officer. CHNR has two business segments: base metals exploration and mining and anthracite coal exploration and mining. CHNR’s anthracite coal exploration and mining segment is operated through our Company. Please refer to the section headed “Business” for the status of development of each of our seven anthracite coal mines.

On      , the CHNR Board approved a conditional special interim dividend to the CHNR Shareholders to be satisfied by way of a distribution in specie of the entire issued share capital of our Company to all CHNR Shareholders in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Please refer to the section headed “The Spin-off” for the details of, and reasons for, the Spin-off.

OUR CORPORATE STRUCTURE

We are a holding company, and each of our anthracite coal mines is held through one of our wholly- or majority-owned subsidiaries. Set forth below is our corporate structure immediately prior to the completion of the Spin-off:

(1)                                 The remaining 1% equity interest is held by Mr. Zheng Shengjian, an Independent Third Party.

(2)                                 The remaining 1% equity interest is held by Mr. Huang Bin, an Independent Third Party.

(3)                                 The remaining 1% equity interest is held by Mr. Cai Songqing, an Independent Third Party.

(4)                                 The remaining 1% equity interest is held by Mr. Li Shenggen, an Independent Third Party.

(5)                                 The remaining 30% equity interest is held by Yangpu Wanshun Energy Co. Ltd., an Independent Third Party.

(6)                                 The remaining 30% equity interest is held by Yangpu Wanshun Energy Co. Ltd., an Independent Third Party.

(7)                                 CHNR’s metal mining operations comprise the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui province, the PRC.

Set forth below is our corporate structure immediately after the completion of the Spin-off:

(1)                                 The remaining 1% equity interest is held by Mr. Zheng Shengjian, an Independent Third Party.

(2)                                 The remaining 1% equity interest is held by Mr. Huang Bin, an Independent Third Party.

(3)                                 The remaining 1% equity interest is held by Mr. Cai Songqing, an Independent Third Party.

(4)                                 The remaining 1% equity interest is held by Mr. Li Shenggen, an Independent Third Party.

(5)                                 The remaining 30% equity interest is held by Yangpu Wanshun Energy Co. Ltd., an Independent Third Party.

(6)                                 The remaining 30% equity interest would be held by Yangpu Wanshun Energy Co. Ltd., an Independent Third Party.

(7)                                 CHNR’s metal mining operations comprise the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui province, the PRC.

CORPORATE TRANSACTIONS

Our corporate structure resulted from the Corporation Transactions pursuant to which the corporate entities that have historically conducted our business were acquired by Feishang and subsequently transferred to us. The Corporate Transactions were completed in July 2011 and involved three key steps:

•                  the acquisition of Guizhou Puxin;

•                  the acquisition of Guizhou Yongfu; and

•                  the acquisition of Guizhou Dayun.

As advised by our PRC legal advisors, Commerce & Finance Law Offices, we have obtained all the material approvals from the relevant authorities for our PRC subsidiaries involved in the Corporation Transactions.

Acquisition of Guizhou Puxin

Guizhou Puxin was established in January 2009 under the laws of the PRC. In March 2010, Guizhou Fuyuantong acquired 100% of the equity interests in Guizhou Puxin from Yangpu Jindin Industrial Co. Ltd. and Mr. Zhang Xiaofeng, each of which was an Independent Third Party, for a consideration of RMB150.0 million which represented the registered capital of Guizhou Puxin. The consideration was fully paid by July 2011. At the time of the acquisition, Guizhou Puxin had the following five majority-owned subsidiaries:

•                  Baiping Mining, a 70%-owned subsidiary which holds Baiping Coal Mine;

•                  Xinsong Coal, a 99%-owned subsidiary which holds Liujiaba Coal Mine;

•                  Linjiaao Coal, a 99%-owned subsidiary which holds Zhulinzhai Coal Mine;

•                  Gouchang Coal, a 99%-owned subsidiary which holds Gouchang Coal Mine; and

•                  Dayuan Coal, a 99%-owned subsidiary which holds Dayuan Coal Mine.

Guizhou Puxin, together with its five subsidiaries, became our indirect subsidiaries in April 2010 when Smartact acquired 100% of the equity interests in Guizhou Fuyuantong from Feishang for a consideration of RMB10.0 million. The consideration was determined based on the then net asset value of Guizhou Fuyuantong and was fully paid in July 2010.

Acquisition of Guizhou Yongfu

Guizhou Yongfu, which holds Yongsheng Coal Mine, was established in June 2005 under the laws of the PRC. In July 2008, Yangpu Shuanghu, a company then controlled by Feishang, acquired 70% of the equity interests in Guizhou Yongfu from Mr. Li Qing, an Independent Third Party, for a consideration of RMB11.8 million which represented 70% of the then registered capital of Guizhou Yongfu. The consideration was fully paid in July 2009. In August 2008, Newhold Investments Limited (“Newhold”), a company then wholly-owned by Feishang, acquired all of the equity interests in the holding company of Yangpu Shuanghu for a nominal value of HK$1.0 as part of internal group restructuring. In January 2009, CHNR acquired all the issued shares of Newhold from Feishang for a total consideration of RMB287.7 million which was determined based on the volume of coal resources. The consideration was fully paid by November 2009.

Guizhou Yongfu became our indirect subsidiary in September 2010 when Guizhou Puxin acquired 70% of the equity interests in Guizhou Yongfu from Yangpu Shuanghu for a consideration of RMB70.0 million, which represented 70% of the then registered capital of Guizhou Yongfu. The consideration was fully paid in October 2010. Yangpu Wanshun Energy Co. Ltd. owns the remaining 30% equity interests in Guizhou Yongfu.

Acquisition of Guizhou Dayun

Guizhou Dayun, which holds Dayun Coal Mine, was established in April 2004 under the laws of the PRC. In June 2008, Yangpu Dashi, a company then controlled by Feishang, acquired 100% of the equity interests in Guizhou Dayun from Yu Xiang, Wang Fang, Wang Yongzhi and Liu Min, each of whom was an Independent Third Party, for a total consideration of RMB4.0 million which represented the then registered capital of Guizhou Dayun. The consideration was fully paid in December 2009. In July 2008, Pineboom Investments Limited (“Pineboom”), a company then wholly-owned by Feishang, acquired all of the equity interests in the holding company of Yangpu Dashi for a nominal value of HK$1.0 as part of internal group restructuring. In July 2009, CHNR acquired all the issued shares of Pineboom from Feishang for a total consideration of RMB154.4 million which was determined based on the volume of coal resources. The consideration was fully paid by January 2010.

Yangpu Dashi and Guizhou Dayun became our indirect wholly-owned subsidiaries in July 2011 when Guizhou Puxin acquired 100% of the equity interests in Yangpu Dashi for a consideration of RMB1.0 million, which was determined by the tax authorities in Guizhou and was fully paid in September 2011.

OUR OTHER SUBSIDIARIES

As at the Latest Practicable Date, we had three other subsidiaries organized in the PRC. These subsidiaries are:

•                  Bijie Feishang, our wholly-owned subsidiary which was incorporated by Guizhou Puxin in October 2010 under the laws of the PRC. Bijie Feishang was set up with the intention that it will hold and operate new coal mines that may be acquired by our Company subsequent to the completion of the Spin-off.

•                  Jinsha Juli, our wholly-owned subsidiary which was incorporated by Guizhou Puxin and Bijie Feishang in November 2012 under the laws of the PRC. Jinsha Juli was involved in the preparatory work for the construction of our coal beneficiation plant in Jinsha county.

•                  Shenzhen Chixin, our wholly-owned subsidiary which was incorporated by Guizhou Puxin in July 2012 under the laws of the PRC. Shenzhen Chixin provides management and consulting services to other companies within our Company.

INCREASE IN SHARE CAPITAL PRIOR TO DISTRIBUTION

In preparation for the Distribution, the Directors passed resolutions in writing on      , 2013 to approve the following matters:

•                  change of the authorized share capital of our Company from US$50,000 divided into 50,000 ordinary shares of US$1.00 each to HK$100,000,000 divided into 1,000,000,000 Shares of HK$0.1 each;

•                  repurchase and cancellation of all issued shares of US$1.00 each from CHNR; and

•                  issue of a total of 124,554,580 Shares of HK$0.1 each to CHNR.

THE SPIN-OFF

On      , 2013 the CHNR Board approved a conditional special interim dividend to the CHNR Shareholders to be satisfied by way of a distribution in specie of the entire issued share capital of our Company to all CHNR Shareholders in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, each CHNR Shareholder will be entitled to five Shares for every CHNR Share held on the Distribution Record Date. After the completion of the Distribution, CHNR will no longer hold any Shares in our Company.

The Spin-off does not involve any offering of new Shares or a public offering of any other securities and no funds will be raised pursuant to the Spin-off. The Distribution is conditional on the Listing Committee granting listing of, and permission to deal in, our Shares in issue on the Main Board of the Stock Exchange. If such condition is not satisfied, the Distribution will not be made and the Spin-off will not take place. Share certificates are expected to be dispatched to CHNR Shareholders on or before      , 2013. Share certificates will only become valid if the Distribution becomes unconditional. The reasons for the Spin-off include the following:

•                  as CHNR’s base metals exploration and mining business is fundamentally different from our Company’s business, we believe the Spin-off could result in more efficient and focused management for each of our Company and CHNR;

•                  following the Spin-off, each of our Company and CHNR may adopt more effective incentive compensation arrangements, including share-based compensation, that are more directly tied to its performance;

•                  after the Spin-off, each of our Company and CHNR may adopt its own capital structure; and

•                  we believe that after the Spin-off, the trading price of the shares of each of our Company and CHNR may more accurately reflect its value, and any future capital raised by our Company or CHNR may more accurately reflect such company’s cost of capital.

BUSINESS

Unless otherwise indicated, our coal resource and reserve estimates are based upon estimates made in accordance with the PRC law and were reviewed, reclassified and substantiated by Behre Dolbear in April 2013 in accordance with the JORC Code. Unless otherwise specified, all technical data in this section are based on the Competent Person’s Report included in Appendix III — “Competent Person’s Report.” The resource and reserve data of the Company included in this listing document are determined by measuring the raw coal extracted from our coal mines. The characteristics of our coal products are assessed by measuring our raw coal after beneficiation (or coal washing) as may be required under the Chinese Coal Classification Standard. See “— Our Coal Characteristics and Coal Products — Coal Classification.”

OVERVIEW

We are a producer of anthracite coal based in Guizhou province of the PRC. We are primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal. Our mining assets consist of seven underground anthracite coal mines in Guizhou province, of which four have commenced commercial production, two are under construction and one is undergoing its pilot run phase. All of our anthracite coal mines are located in Guizhou province, which, according to the latest report released by the SAWS, has the largest anthracite coal resources among the provinces in Southwest China as of December 31, 2008. The following table sets forth certain information regarding our seven anthracite coal mines as of the date of this listing document other than information regarding the total proved and probable reserves of our anthracite coal mine, which was as of April 30, 2013.

Anthracite Coal Mine	Stage of Production	Date of Initial/Expected Commercial Production	Total Proved and Probable Reserves (in million tonnes)	Permitted Annual Production Capacity (in tonnes)(1)

Baiping Coal Mine	Commercial production	June 2009	22.55	150,000
Liujiaba Coal Mine	Commercial production	December 2012	13.92	300,000
Zhulinzhai Coal Mine	Commercial production	April 2012	9.58	300,000
Gouchang Coal Mine	Commercial production (suspended)(2)	April 2011	5.72	90,000
Yongsheng Coal Mine	Pilot run	November 2013	52.96	600,000
Dayuan Coal Mine	Construction	February 2014	8.26	300,000
Dayun Coal Mine	Construction	July 2015	97.29	600,000
		Total	210.28	2,340,000

(1)              Represents the annual production capacity as permitted under the relevant mining rights permits.

(2)              Operations have been suspended at Gouchang Coal Mine since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production targets in accordance with Guizhou province’s coal mine consolidation policy.

As of April 30, 2013, we had total proved and probable coal reserves of approximately 210.28 million tonnes and total permitted annual production capacity of 2.34 million tonnes. In 2010, 2011 and 2012, we had revenues of RMB38.7 million, RMB105.2 million and RMB141.9 million, respectively, and sold 166,362 tonnes, 314,058 tonnes and 437,010 tonnes of anthracite coal, respectively.

The Chinese Coal Classification Standard categorizes anthracite coal into three classes based on volatile matter content and helium content. According to the Competent Person’s Report, substantially all of our coal is classified as WY2-class or WY3-class anthracite coal under the Chinese Coal Classification Standard, with the majority being classified as WY3-class anthracite coal.

OUR STRENGTHS

We believe our principal strengths include the following:

Anthracite is a relatively scarce and valuable resource

Anthracite coal is a relatively scarce resource and accounted for approximately only 12% of the PRC’s total coal resources in 2008, according to the latest available report of the SAWS. Due to its low volatile matter content and other characteristics, anthracite coal generally emits less harmful pollutants than other types of coal upon combustion, and it has a wide range of industrial applications. Anthracite coal may be used as chemical coal for synthetic ammonia and methanol production, as well as PCI coal for sintering, smelting and injection purposes in the pulverized coal injection process in iron production. Anthracite coal may also be used as thermal coal for electric power generation as a cleaner energy source than other types of coal.

Our high quality coal reserves

As of April 30, 2013, we had total proved and probable coal reserves of approximately 210.28 million tonnes, substantially all of which, following beneficiation (or coal washing) as required under the Chinese Coal Classification Standard, is expected to qualify as anthracite coal under such standard. Subject to any required coal-washing and processing to achieve the desired technical specifications, we expect all of our anthracite coal will be suitable for use as chemical coal, while our anthracite coal from Baiping Coal Mine, Dayun Coal Mine and Yongsheng Coal Mine is expected to be suitable for use as PCI coal. Generally, chemical coal and PCI coal are able to command significantly higher selling prices than thermal coal. According to China Coal Resource, the average selling price in Guizhou in 2012 of chemical coal, PCI coal and thermal coal was RMB486.0 to RMB1,007.0 per tonne (depending on the type and characteristic of coal), RMB952.0 per tonne and RMB323.0 per tonne, respectively. We believe the suitability of our anthracite coal reserves for use in higher-value industrial applications positions us well for future growth.

We are located in Guizhou province, which has one of the largest anthracite coal resources in the PRC

We believe our location in Guizhou province positions us favorably for future growth. Guizhou has one of the largest anthracite coal resources in the PRC. According to the SAWS, Guizhou was estimated to have over 50 billion tonnes of anthracite coal resources in 2008, ranking first among provinces in Southwest China and second among all provinces in the PRC. Guizhou’s neighboring provinces and municipalities, including Guangdong, Sichuan, Guangxi, Jiangxi and Chongqing, are large net consumers of anthracite coal. According to the Fenwei, in 2010, 2011 and 2012, Guangdong, Sichuan, Guangxi, Jiangxi and Chongqing together purchased 25.3 million tonnes, 30.5 million tonnes and 29.9 million tonnes, respectively, of anthracite coal from other provinces and overseas markets. Furthermore, Guizhou’s transportation network has been expanding, and we expect that the cost and time of transporting anthracite coal to customers both within Guizhou and outside Guizhou will reduce in the future. Under the “678 Highway Network Plan” announced by the Guizhou Department of Transportation in 2009, Guizhou plans to construct a highway in each county in Guizhou and increase its highway network by 4,500 kilometers by 2015. In addition, the Guizhou government has announced plans to construct two waterway transportation systems to connect Yangtze River in northern Guizhou to the Pearl River in southern Guizhou by 2015.

We are well-positioned to capitalize on industry consolidation opportunities in Guizhou

In recent years, the Guizhou government has introduced a number of measures to encourage the consolidation of the coal mining industry. In particular, under the “Twelfth Five-year Plan on the Development of the Coal Industry” and relevant notices issued by the local government authorities, the Guizhou government introduced a number of incentives to encourage coal-mining enterprises that meet certain criteria to acquire smaller coal mines in Guizhou, including tax incentives, reduced mining right premiums and certain subsidies for mine upgrades. Moreover, the Guizhou government announced in 2013 plans to, eliminate small-scaled coal mines in Guizhou with an annual production capacity below 150,000 tonnes, reduce the total number of coal mining groups in Guizhou to below 100, and reduce the total number of coal mines in Guizhou to approximately 1,000 by 2015. See “Regulation — PRC Laws relating to Mining Resource Consolidation.” Furthermore, in the past we have successfully completed the acquisitions of coal mining companies that constitute part of our Company. See “History and Development — Our Corporate Transactions.” As we are expected to become one of the non-state owned coal-mining companies in Guizhou that meet the requirements to act as a consolidator in connection with the Guizhou’s coal industry consolidation process, we believe we are well-positioned to grow our business as a result of the Guizhou government’s coal industry consolidation policy. See “Relationship with our Controlling Shareholders — Feishang Energy and Guizhou Puxin and their statuses as coal mine consolidators in Guizhou.”

Experienced management team

Our management team has extensive experience in coal mine acquisition, management, construction, development, operation and safety. In particular, Mr. Li Feilie, our chairman and chief executive officer, led the successful acquisition of each of our seven anthracite coal mines and has extensive experience in the acquisition and corporate management of coal mines. Mr. Han Weibing, our executive Director and chief operating officer, has extensive knowledge and experience in coal mining management and operations. Mr. Wan Huojin, our chief technical officer and chief engineer, has over 40 years of experience in coal mine development and operations, and had acted as the head of Fengcheng Mining Bureau of Jiangxi Province between 2001 and 2007 before joining us. Mr. Wan also obtained several awards for improvements to certain coal mining techniques he implemented and a number of awards in recognition of his contribution to the coal mining industry. Furthermore, Mr.

Wan and several other executive officers have extensive experience in managing mines with high gas contents and other difficult geologic conditions in Jiangxi province. Moreover, each of Mr. Cai Zhenghui, Mr. Teng Biao, Mr. Liao Diansheng, Mr. Hu Lubao, Mr. Wu Ziping, Mr. Cheng Wenkun and Mr. Lan Xiaosheng has over 20 years or more years of relevant experience in the coal-mining industry. See “Our Directors and Senior Management.”

BUSINESS STRATEGIES

We aim to grow our business by focusing on the following strategies:

Achieve profitability through sales of higher margin chemical and PCI coal and increasing our production output

We intend to significantly increase our sales of chemical coal, as well as begin selling PCI coal. In the past, our ability to sell chemical or PCI coal has been constrained by our production capacity. In particular, our annual coal production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou, which took up a significant portion of our production capacity and limited our ability to sell other types of anthracite coal. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” To increase our production capacity, we are aiming to commence commercial production at Yongsheng Coal Mine, Dayuan Coal Mine and Dayun Coal Mine in November 2013, February 2014 and July 2015, respectively. Moreover, each of Yongsheng Coal Mine and Dayun Coal Mine is expected to have a permitted annual production capacity of 600,000 tonnes upon commercial production, is located in close proximity to Baiping Coal Mine in Jinsha county. We believe the close proximity of these three mines, which are expected to have an aggregate permitted annual production capacity of 1,500,000 tonnes upon commercial production, could create significant economies of scale through the sharing of transportation, coal processing, logistics and other services.

Strengthen our sales and marketing networks

We intend to strengthen our sales and marketing network to build our reputation in the Guizhou anthracite coal market and develop a stable and loyal customer base. In particular, we plan to deepen our existing relationships with our chemical coal customers and begin developing PCI coal customers. To date, we have entered into four cooperation arrangements with large chemical companies located near our anthracite coal mines, and we intend to establish additional cooperation relationships by increasing the size of our sales and marketing teams to target potential chemical coal and PCI coal customers.

Create a more vertically integrated business

We plan to construct a coal beneficiation plant in Jinsha county to process our anthracite coal into PCI coal as well as to produce chemical coal with certain technical specifications. Construction of the first phase of the coal beneficiation plant, which is expected to have an annual coal-washing capacity of 600,000 tonnes, is expected to be completed in 2014. We are also contemplating constructing a port along the Wujiang River near Yongsheng Coal Mine to facilitate the transportation of the anthracite coal we produce at our mines in Jinsha county. Construction of the port, which is expected to have an annual capacity of 500,000 tonnes, is expected to be completed in 2014. We believe that with a more vertically integrated business model and increased capacity for coal processing and transportation, we will be able to reduce our costs, better serve our existing customers and broaden our customer base.

Enhance our operational efficiency and cost control

We aim to improve our operational efficiency to control costs and increase profitability. We intend to upgrade our mining equipment and technology to increase our recovery rate, adopt more efficient mining methods to reduce production costs, as well as increase our production capacity to achieve greater economies of scale. In particular, we plan to increase the size of our coal mine tunnels to increase extraction efficiency, as well as gradually upgrade our mines to utilize mechanical longwall mining methods to reduce labor costs. We are also seeking to adopt enhanced project management and budgeting systems to improve the efficiency of our coal mine construction and coal production processes.

Enhance the environmental and occupational health and safety standards of our operations

We believe that it is our corporate social responsibility to improve our environmental and occupational health and safety standards. Moreover, improving our environmental and occupational health and safety standards could also reduce the probability of fines, administrative penalties and other disruptions to our operations. With respect to environmental protection, we plan to improve our wastewater disposal system, provide training to our employees to promote environmental awareness, and set aside an annual budget for expenses relating to our environmental protection efforts. Regarding occupational health and safety, we are currently in the process of implementing a six-part safety system at each of our operating coal mines which consists of the following components: an electronic safety monitoring system; a wireless tracking system that tracks the location of our underground workers; emergency exits; emergency water supplies; emergency underground communication equipment; and compressed air stations that provide emergency underground oxygen supplies.

Increase our anthracite coal production capacity in the long-term through mine optimization plans and acquisitions of high quality anthracite coal mines

With the exception of Gouchang Coal Mine, we are currently contemplating mine optimization plans to upgrade and expand the production capacity of all of our anthracite coal mines by improving mine layout and upgrading mine infrastructure and equipment. We expect our optimization plans will begin in 2015 and, after their expected completion in December 2018, we expect to be able to achieve an aggregate annual production capacity of 5.81 million tonnes. We also intend to selectively pursue acquisitions of high quality anthracite coal reserves and coal mines in Guizhou. As we are expected to meet the requirements for a consolidator to take part in Guizhou’s coal industry consolidation process, we intend to leverage our senior management’s experience and business networks in Guizhou to seek attractive acquisition targets in the Bijie and Liupanshui regions of Guizhou province that may be acquired at competitive prices. See “Relationship with our Controlling Shareholders — Feishang

Energy and Guizhou Puxin and their statuses as coal mine consolidators in Guizhou.” We evaluate potential acquisition targets based on factors such as the geographic location of the mine, the quality and quantity of anthracite coal reserves, the stage of development of the mine, mining conditions, and potential synergies with our existing business operations.

OUR COAL CHARACTERISTICS AND COAL PRODUCTS

Coal Classification

Under the Chinese Coal Classification Standard, anthracite coal is defined as coal that has a volatile matter content of 10.0% or less. In the process of determining whether the coal belongs to anthracite coal and its relevant classification, beneficiation (or coal washing) of raw coal (the result of which is referred to as “float coal”) is required in order to reduce the dry ash contents to an acceptable level as necessary under the Chinese Coal Classification Standard. Following beneficiation of the raw coal at each of our mines under the Chinese Coal Classification Standard, all of the float coal at each of our mines may be classified as anthracite coal. The resource and reserve data of the Company included in this listing document are determined by measuring the raw coal extracted from our coal mines.

The Chinese Coal Classification Standard categorizes anthracite coal into three classes based on volatile matter content and helium content. According to the Competent Person Report, substantially all of our coal is classified as WY2-class or WY3-class anthracite coal under the Chinese Coal Classification Standard, with the majority being classified as WY3-class anthracite coal.

Coal Characteristics

The commercial value of coal is determined in part by its characteristics, including:

•                  Heat Value. Heat value refers to the energy released by coal during combustion. In general, the carbon content of coal supplies most of its heat value. Heat value is a key characteristic in the determination of coal quality.

•                  Moisture Content. Moisture content of coal varies by the type of coal, the region where it is mined and the location of the coal within a seam. In general, coal with lower moisture content is more valuable, as moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport.

•                  Sulfur Content. The PRC has regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, and the chemical composition and concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion. Coal-fueled power plants may reduce sulfur dioxide emissions by burning coal with low sulfur content. As a result, coal with lower sulfur content is generally more valuable than coal with high sulfur content. Coal-washing and processing may reduce the sulfur content of coal.

•                  Ash Content. Ash is the inorganic residue remaining after the combustion of coal. Ash content is an important characteristic of coal because it impacts boiler performance of electric generating plants and determines the suitability of the coal for end users.

•                  Volatile Matter Content. Volatile matter refers to the matters that are released from coal at high temperatures, other than moisture. Under the Chinese Coal Classification Standard, coal is classified into lignite coal, sub-bituminous coal, bituminous coal and anthracite coal based on volatile matter content.

The following table sets forth the weighted average coal quality of our proved and probable coal reserves at each of our mines other than information regarding volatile matter content, which was based on simple average coal quality:

Characteristic	Baiping Coal Mine	Liujiaba Coal Mine	Zhulinzhai Coal Mine	Gouchang Coal Mine	Dayun Coal Mine	Yongsheng Coal Mine	Dayuan Coal Mine

Heat value (MJ/kg)	28.33	23.95	28.14	27.80	28.03	28.62	25.79
Moisture content (%)	2.47	1.38	1.87	3.86	2.40	2.28	1.15
Sulfur content (%)	2.35	2.30	1.81	1.10	2.12	1.27	1.16
Ash content (%)	19.04	25.03	21.84	20.46	18.27	17.95	24.60
Volatile matter content (%)(1)	7.28	8.81	8.84	6.06	7.33	8.16	7.46

(1)              Measured based on our float coal, or the raw coal after beneficiation (or coal washing) as may be required under the Chinese Coal Classification Standard, at each mine.

Coal Products

In the PRC, end users generally characterize anthracite coal as thermal coal, chemical coal or PCI coal. Thermal coal is generally used in the electric power industry for power generation and in the construction industry for cement production. Chemical coal is generally used for the production of synthetic ammonia and methanol, and PCI coal is generally used for sintering, smelting and injection purposes in the pulverized coal injection process in iron production. While certain types of anthracite coal may be sold directly as chemical coal without coal-washing, other types of anthracite coal need to be washed and processed before they may be sold as chemical coal in order to achieve appropriate technical specifications, including heat value, moisture content, ash content and sulfur content. In contrast, in order to be sold as PCI coal, anthracite coal must first be washed and processed. In the PRC, chemical coal and PCI coal are able to generally command higher selling prices and higher profit margins than thermal coal. According to China Coal Resource, the average selling price of thermal coal in Guizhou in 2012 was RMB323.0 per tonne, compared to RMB486.0 to RMB1,007.0 per tonne for chemical coal (depending on the type and characteristic of coal) and RMB952.0 per tonne for PCI coal.

Subject to having been washed and processed to the extent necessary, we expect all of our anthracite coal will be suitable to be sold as thermal coal and chemical coal, while the anthracite coal produced from our Baiping Coal Mine, Dayun Coal Mine and Yongsheng Coal Mine is expected to be suitable to be sold as PCI coal.

Prior to 2011, we sold substantially all of the coal produced from our mines as thermal coal. In each of 2011 and 2012, we derived approximately 5% of our revenue from the sale of chemical coal we produced, while our remaining revenue in each of these years was derived from the sale of thermal coal we produced and coal sourced from third parties. Subject to market conditions, we intend to significantly increase our sales of chemical coal in the future and begin selling PCI coal in 2014. We have entered into a memorandum of understanding with the People’s Government of Jinsha county in Guizhou province to construct a coal beneficiation plant to process our coal into PCI coal and to produce chemical coal with certain technical specifications. Construction of the first phase of the coal beneficiation plant is expected to be completed in 2014 and have an annual coal-washing capacity of 600,000 tonnes. We also plan to outsource coal processing to third party coal beneficiation plants as necessary.

As of the Latest Practicable Date, we have entered into four non-binding cooperation arrangements relating to the sale of chemical coal, but we have not yet entered into any binding agreement for the sale of chemical coal or PCI coal. Our annual coal production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants in Guizhou, which has taken up a significant portion of our production capacity. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” We believe that by increasing our production capacity, we will be able to sell a larger percentage of our anthracite coal as chemical or PCI coal. Our ability to effectively produce, market and sell our anthracite coal as chemical coal or PCI coal is, however, subject to a number of uncertainties. See “Risk Factors — Risks Relating to Our Business — We may not be able to successfully produce, market and sell chemical and PCI coal, which could materially and adversely affect our profitability and prospects.”

During the Track Record Period, we derived our revenue primarily from the sale of coal we produced. From time to time, we also engaged in coal trading activities by selling coal that we purchased from third party suppliers. In 2011 and 2012, revenue from sales of third party coal was RMB33.1 million and RMB1.1 million, respectively, representing 31.5% and 0.8%, respectively, of our total revenue. We did not engage in any coal trading activities in 2010, and we do not intend to engage in any significant coal trading activities in the future.

OUR ANTHRACITE COAL MINES

We currently have seven anthracite coal mines. Four of our anthracite coal mines, including Baiping Coal Mine, Liujiaba Coal Mine, Zhulinzhai Coal Mine and Gouchang Coal Mine, have commenced commercial production. However, operations at Gouchang Coal Mine have been suspended since March 2013 under Guizhou province’s coal mine consolidation policy. With respect to our other three anthracite coal mines that have not commenced commercial production, Yongsheng

Coal Mine is currently undergoing its pilot run phase, while Dayuan Coal Mine and Dayun Coal Mine are currently under construction. Yongsheng Coal Mine, Dayuan Coal Mine and Dayun Coal Mine are expected to commence commercial production in November 2013, February 2014 and July 2015, respectively.

All of our anthracite coal mines are underground anthracite coal mines located in the Zhina Coal District and the Qianbei Coal District in Guizhou province. The following maps show the location of our anthracite coal mines as of the date of this listing document:

The following table sets forth certain information relating to each of our seven anthracite coal mines as of the date of this listing document (unless otherwise indicated):

	Commercial Production				Under Construction
Mine	Baiping Coal Mine	Liujiaba Coal Mine	Zhulinzhai Coal Mine	Gouchang Coal Mine	Yongsheng Coal Mine	Dayuan Coal Mine	Dayun Coal Mine

Location (within Guizhou province, PRC)	Jinsha county, Qianbei Coal District	Liuzhi Special District, Zhina Coal District	Liuzhi Special District, Zhina Coal District	Nayong County, Zhina Coal District	Jinsha county, Qianbei Coal District	Nayong county, Zhina Coal District	Jinsha county, Qianbei Coal District
Date of initial/expected commercial production	June 2009	December 2012	April 2012	April 2011(1)	November 2013	February 2014	July 2015
Mining area (square kilometers)	3.0143	3.7891	1.4104	1.7198	18.2340	1.6490	16.9035
Number of mineable seams	5	3	5	5	5	4	4
Designed annual production capacity (tonnes)	300,000	300,000	300,000	110,000	900,000	300,000	900,000
Permitted annual production capacity (tonnes)(2)	150,000	300,000	300,000	90,000	600,000	300,000	600,000
Expiry date of the mining right	August 2014	September 2019	July 2018	April 2017	November 2027	March 2023	March 2031
Reserve data (as of April 30, 2013)
Proved reserve (million tonnes)	3.51	2.16	2.17	1.87	3.91	2.99	12.50
Probable reserve (million tonnes)	19.04	11.76	7.41	3.85	49.05	5.27	84.79
Total proved and probable reserve (million tonnes)	22.55	13.92	9.58	5.72	52.96	8.26	97.29
Total cost of property, plant and equipment as of December 31, 2012 (RMB in millions)(3)	307.2	374.0	358.5	252.7	541.8	307.3	145.3
Age of the mining equipment(4) (year)	1-5	1-3	1-5	1-5	1-2	1-4	1-2

(1)                                     Operations have been suspended since March 2013 under Guizhou province’s coal mine consolidation policy.

(2)                                     This represents the annual production capacity as permitted under the relevant mining rights permits.

(3)                                     The cost is net of applicable accumulated amortization and depreciation.

(4)                                     Mining equipment is owned by us except for the mechanical longwall mining equipment at Yongsheng Coal Mine we lease from third parties.

As of April 30, 2013, we had total proved and probable coal reserves of approximately 210.28 million tonnes and total permitted annual production capacity of 2.34 million tonnes. The resource and reserve data of the Company included in the listing document are determined by measuring the raw coal extracted from our coal mines. See “— Our Coal Characteristics and Coal Products — Coal Classification.”

Mines in commercial production

Baiping Coal Mine

Baiping Coal Mine is our third largest mine as measured by proved and probable coal reserves. We operate Baiping Coal Mine through our 70%-owned subsidiary, Baiping Mining. Baiping Coal Mine covers an area of 3.0143 square kilometers and is located in Jinsha county, Qianbei Coal District. As of April 30, 2013, Baiping Coal Mine had total proved and probable coal reserves of 22.55 million tonnes.

Baiping Coal Mine commenced commercial production in June 2009 and completed a technical system upgrade in March 2011. The current mining right permit for Baiping Coal Mine allows for an annual production capacity of 150,000 tonnes. The mining right premium of RMB3.4 million for Baiping Coal Mine had been fully paid as of December 31, 2010.

In 2010, 2011 and 2012, Baiping Coal Mine produced 65,046 tonnes, 159,185 tonnes and 292,000 tonnes of anthracite coal, respectively. In 2011 and 2012, the amount of anthracite coal produced by Baiping Coal Mine exceeded its permitted annual production capacity of 150,000 tonnes under its mining right permit and coal production permit. In 2013, we received confirmation letters from the relevant Guizhou government authority stating that it did not consider there was any over-production prior to 2012, and that it would not impose any penalties against Baiping Mining or its employees or impose any other measures (including but not limited to, revocation of the coal production permit or suspension of coal mining operations) in respect of over-production in 2012 or thereafter, and that it would support our application for the relevant permits with an annual production capacity of 300,000 tonnes or more. We plan to continue producing anthracite coal at Baiping Coal Mine, and may produce anthracite coal in excess of its permitted production capacity as our annual production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” Any change in the policies or positions adopted by the Guizhou government authorities in respect of over-production and target production capacities to produce and sell a minimum amount of thermal coal may affect these plans as well as our compliance with applicable laws, rules and regulations. We have applied for a 300,000 tonnes mining right permit for Baiping Coal Mine and we expect to obtain the permit in 2014. See “— Regulatory Compliance.” After receiving such permit, we do not expect Baiping Coal Mine will continue to produce anthracite coal in excess of its permitted production capacity.

Liujiaba Coal Mine

We operate Liujiaba Coal Mine through our 99%-owned subsidiary, Xinsong Coal. Liujiaba Coal Mine covers an area of 3.7891 square kilometers and is located in Liuzhi Special District, Zhina Coal District. As of April 30, 2013, Liujiaba Coal Mine had total proved and probable coal reserves of 13.92 million tonnes. Commencement of commercial production at Liujiaba Mine had been delayed as a result of Guizhou’s requirement for certain coal mines using drilling and blasting mining methods to upgrade to semi-mechanical longwall mining methods in 2012, which required us to incur significant time and expense to redesign and upgrade Liujiaba Coal Mine. Liujiaba Coal Mine commenced commercial production in December 2012 with a permitted annual production capacity of 300,000 tonnes. The mining right premium of RMB26.0 million for Liujiaba Coal Mine had been fully paid by May 2011. Liujiaba Coal Mine produced 25,680 tonnes of anthracite coal in 2012.

Zhulinzhai Coal Mine

We operate Zhulinzhai Coal Mine through our 99%-owned subsidiary, Linjiaao Coal. Zhulinzhai Coal Mine covers an area of 1.4104 square kilometers and is located in Liuzhi Special District, Zhina Coal District. As of April 30, 2013, Zhulinzhai Coal Mine had total proved and probable coal reserves of 9.58 million tonnes. Zhulinzhai Coal Mine commenced commercial production in April 2012 with a permitted annual production capacity of 300,000 tonnes. The mining right premium for Zhulinzhai Coal Mine is RMB19.9 million, of which RMB16.7 million had been paid by August 30, 2012 and the remaining balance of RMB3.2 million will be payable in August 2013.

Coal production at Zhulinzhai Coal Mine has been slowed down by the relocation of local residents affected by the mine’s operations, and produced only 65,111 tonnes of anthracite coal in 2012. Moreover, since January 2013, Zhulinzhai Coal Mine has been undergoing certain mine safety upgrades, which has limited its production output.

Gouchang Coal Mine

We operate Gouchang Coal Mine through our 99%-owned subsidiary, Gouchang Coal. Gouchang Coal Mine covers an area of 1.7198 square kilometers and is located in Nayong county, Zhina Coal District. As of April 30, 2013, Gouchang Coal Mine had total proved and probable coal reserves of 5.72 million tonnes. Gouchang Coal Mine commenced commercial production in April 2011 with a permitted annual production capacity of 90,000 tonnes, and produced 96,068 tonnes and 53,362 tonnes of anthracite coal in 2011 and 2012, respectively. The mining right premium of RMB11.8 million for Gouchang Coal Mine had been fully paid as of May 2012.

Gouchang Coal Mine suspended its operations from March to August 2012 to comply with certain newly implemented mine gas control requirements in Guizhou. Since March 2013, operations at Gouchang Coal Mine have been suspended under Guizhou province’s coal mine consolidation policy pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets in accordance with Guizhou province’s coal mine consolidation policy. As of the Latest Practicable Date, Gouchang Coal Mine has not re-commenced operations. See “Regulation — PRC Laws Relating to Mining Resource Consolidation.”

Mines under construction

Yongsheng Coal Mine

Yongsheng Coal Mine is our second largest mine as measured by proved and probable coal reserves. We hold Yongsheng Coal Mine through our 70%-owned subsidiary, Guizhou Yongfu.

Yongsheng Coal Mine covers an area of 18.2340 square kilometers and is located in the Qianbei Coal District. As of April 30, 2013, Yongsheng Coal Mine had total proved and probable coal reserves of 52.96 million tonnes. The current mining right permit for Yongsheng Coal Mine allows for an annual production capacity of 600,000 tonnes.

The construction of Yongsheng Coal Mine commenced in 2008. Construction progress had been delayed in 2012 mainly because we encountered several large karst caves at the mine site, which slowed down construction. Yongsheng Coal Mine is currently undergoing its pilot run phase, and commercial production is expected to commence in November 2013.

The mining right premium for Yongsheng Coal Mine is RMB89.5 million, of which RMB36.0 million had been paid by December 2012. The balance of RMB53.5 million will be payable in five installments over a five-year period from 2013 to 2017.

Dayuan Coal Mine

We hold Dayuan Coal Mine through our 99%-owned subsidiary, Dayuan Coal. As of April 30, 2013, Dayuan Coal Mine had total proved and probable coal reserves of 8.26 million tonnes. The current mining right permit for Dayuan Coal Mine allows for an annual production capacity of 300,000 tonnes. The mining right premium of RMB13.4 million for Dayuan Coal Mine had been fully paid as of October 2011.

The construction of Dayuan Coal Mine commenced in June 2009 and commercial production is expected to commence in February 2014. Construction progress of Dayuan Coal Mine had been delayed as its approval process was delayed by certain changes in the governmental approval process for obtaining mining right permits.

Dayun Coal Mine

Dayun Coal Mine is our largest mine as measured by proved and probable coal reserves. We hold Dayun Coal Mine through our wholly-owned subsidiary, Guizhou Dayun. Dayun Coal Mine covers an area of 16.9035 square kilometers and is located in Jinsha county, Qianbei Coal District. As of April 30, 2013, Dayun Coal Mine had total proved and probable reserves of 97.29 million tonnes. The current mining right permit for Dayun Coal Mine allows for an annual production capacity of 600,000 tonnes.

The construction of Dayun Coal Mine commenced in May 2012 and commercial production is expected to commence in July 2015. Construction progress of Dayun Coal Mine has been slowed down by the relocation of local residents affected by the mine’s construction. We expect the relocation process will be completed by the end of 2013.

The mining right premium for Dayun Coal Mine is RMB73.0 million, of which RMB38.0 million had been paid by March 2013 and the remaining balance of RMB35.0 million will be payable in three installments over a three-year period from 2014 to 2016.

The following table sets forth the development status, estimated timeline and estimated capital expenditure required to achieve commercial production since December 31, 2012 for Yongsheng Coal Mine, Dayuan Coal Mine and Dayun Coal Mine as of June 30, 2013:

Mines under	Permitted Annual Production Capacity	Material Permits to be Obtained before Commercial		Expected Timeline		Estimated Capital Expenditure Required to Achieve Commercial Production since December 31, 2012
Construction	(in tonnes)	Production	Development Status	Approval Process	Expected Time	(RMB in millions)

Yongsheng Coal Mine	600,000	• Safe production permit	• Completed major construction	• Obtain approval of safety facilities acceptance	• October 2013	157.8
			• Completed quality authentication	• Obtain safe production permit	• November 2013
			• Completed on-site inspection for pilot run	• Commence commercial production	• November 2013
• Undergoing pilot run phase

Dayuan Coal Mine	300,000	• Safe production permit	• Completed major construction	• Obtain approval of pilot run	• July 2013	22.0
			• Undergoing quality authentication phase	• Obtain approval of safety facilities acceptance	• December 2013
				• Obtain safe production permit	• February 2014
				• Commence commercial production	• February 2014

Dayun Coal Mine	600,000	• Safe production permit	• Undergoing major construction phase	• Complete quality authentication	• September 2014	313.0
				• Obtain approval of pilot run	• November 2014
				• Obtain approval of safety facilities acceptance	• May 2015
				• Obtain safe production permit	• July 2015
				• Commence commercial production	• July 2015

OPTIMIZATION PLANS

In order to increase our production capacity, we plan to optimize all of our currently operating anthracite coal mines by improving mine layout and upgrading mine infrastructure and equipment. We expect our optimization plans will begin in 2015 and, after their expected completion in December 2018, we expect to be able to achieve an aggregate annual production capacity of 5.81 million tonnes. The estimated cost of the optimization plans is RMB807.5 million.

MINING RIGHTS AND OTHER PERMITS

Under PRC law, prior to June 29, 2013, each coal mine in the PRC must obtain certain permits prior to commencing commercial production, including the following key permits:

•                                          a mining right permit;

•                                          a safe production permit; and

•                                          a coal production permit.

Typically, the safe production permit and the coal production permit will not be issued until the mining right permit has been issued, a pilot run of one to six months following the completion of construction of the coal mine has been completed and the relevant government authorities have completed certain safety inspections. In addition to these permits, prior to commencing commercial production, coal mines in the PRC are required to complete an environmental trial run and an environmental acceptance inspection. In Guizhou, in general, mining right permits are issued by the Guizhou Provincial Department of Land and Resources, safe production permits are issued by the Guizhou Administration of Coal Mine Safety and coal production permits are issued by the Energy Bureau of Guizhou Province. Once a mining right permit has been issued, mining right premiums will be payable by the permit holder to the relevant land and resources authorities pursuant to an installment payment plan with the authorities.

Effective on June 29, 2013, the National People’s Congress Standing Committee passed certain amendments to the Coal Law which among other thing, removed the requirement of obtaining coal production permits. Detailed implementation rules have not yet been promulgated.

The following table sets forth certain information regarding our mining right permits, safe production permits and coal production permits as of the Latest Practicable Date:

				Safe Production		Coal Production
	Mining Right Permit			Permit		Permit(5)
Mine	Holder/permit number	Permit date (month/ year)	Expiration date (month/ year)	Permit date (month/ year)	Expiration date (month/ year)	Permit date (month/ year)	Expiration date (month/ year)

Baiping Coal Mine(1)	Baiping Mining/ C5200002011111120121064	November 2011	August 2014	May 2012	May 2015	June 2009	June 2020
Liujiaba Coal Mine	Xinsong Coal/ C5200002009091120036374(2)	March 2011	September 2019	November 2012	November 2015	December 2012	December 2037
Zhulinzhai Coal Mine	Linjiaao Coal/ C5200002011031120108782	April 2011	July 2018	March 2012	March 2015	April 2012	April 2031
Gouchang Coal Mine	Gouchang Coal/ C5200002009121120048406	April 2011	April 2017	April 2011	April 2014	April 2011	April 2045
Yongsheng Coal Mine	Guizhou Yongfu/ C5200002012021120124117(3)	February 2012	November 2027	—	—	—	—
Dayuan Coal Mine	Dayuan Coal/ 5200002011051120118585	March 2013	March 2023	—	—	—	—
Dayun Coal Mine	Guizhou Dayun/ C5200002011031120112455(4)	March 2011	March 2031	—	—	—	—

(1)                                     In 2011 and 2012, the actual production output of Baiping Coal Mine exceeded its permitted annual production capacity under its mining right permit and coal production permit. See “— Our Anthracite Coal Mines — Mines in Commercial Production — Baiping Coal Mine.” We have applied for a mining right permit with an annual production capacity of 300,000 tonnes for Baiping Coal Mine by 2013 and we expect to obtain such permit in 2014.

(2)                                     The mining right has been pledged to China Minsheng Bank.

(3)                                     The mining right has been pledged to China Minsheng Bank and Bank of China.

(4)                                     The mining right has been pledged to China Merchants Bank.

(5)                                     The National People’s Congress Standing Committee passed certain amendments to the Coal Law, which became effective on June 29, 2013, including removing the requirement of obtaining coal production permits.

Under the relevant mineral resources regulations of the PRC, if residual coal reserves which have been recorded with relevant land and resource authorities remain after the term of a mining right permit expires, the holder of the mining right may, subject to certain conditions, apply for an extension of the mining right permit. There is no minimum residual reserve requirement for the extension of mining right permits. If any of our mines has any residual coal reserves when the relevant mining right permit expires, we intend to submit an application to renew the mining right permit. Commerce & Finance Law Offices, our PRC legal advisors, have advised us that, provided that the current PRC laws, regulations and mining industry policies remain unchanged and we have complied with all substantive and procedural requirements under the PRC laws, rules and regulations, as well as all requests of the competent authorities at the relevant time, there would not be material legal impediments in renewing our mining right permits.

MINING OPERATIONS AND PROCESSES

The following diagram illustrates the main processes in our mining operations.

Mine construction

The three main stages of mine construction include:

•                                          Pre-construction work. Pre-construction work provides the foundation for future mine construction and planning for overall construction management, and includes leveling the land on which the mine is located and stripping the topsoil, and connecting the land to the water, electricity, road transportation and telecommunications networks.

•                                          Shaft engineering and civil engineering. After pre-construction work has been completed, we begin constructing inclined mine shafts to reach the coal seams. We use a number of shaft engineering and civil engineering techniques in constructing our mine shaft, including drilling and blasting and slagging and tunneling techniques. We primarily use shotcrete and rock bolt techniques to support our shaft walls.

•                                          Electrical equipment installation and complementary production system engineering: Concurrent with shaft engineering and civil engineering, we install electrical equipment and complementary production systems, including the power supply system, draft system, drainage system, pressure ventilation system, elevation and transportation system, gas drainage system and monitoring system.

We have entered into agreements with third party contractors for the construction of our anthracite coal mines. See “— Suppliers, Third Party Contractors and Utilities.” Depending on the

mine design plan and the technical standards, it generally takes two to five years to complete the construction of an anthracite coal mine. Prior to the full commencement of commercial production, we may be able to produce and sell a limited amount of coal produced during mine construction process.

Coal extraction

Each of our anthracite coal mines currently utilizes manual longwall mining, semi-mechanical longwall mining or mechanical longwall mining methods to extract coal. Longwall mining refers to extracting coal from long rectangular blocks of the coal seams. Manual longwall mining refers to drilling holes in the mining face, placing explosives and detonating the explosives to extract the coal. Mechanical and semi-mechanical longwall mining involve using a mechanical shearers in coal extraction. Coal that has been extracted by the mechanical shearer is then loaded on to a mine conveyor system for delivery to the surface. In mechanical longwall mining, the mine roof is held up during the extraction process by automatic hydraulic roof supports, while in semi-mechanical longwall mining, the mine roof is held up hydraulic roof supports that are operated manually. The time required for coal extraction depends primarily on the nature of the mine, including the amount of anthracite coal reserves, the mining method adopted, the geological conditions of the mine and the size of the mining face. We generally transport the anthracite coal extracted from our mines to the ground surface on a daily basis. The following table sets forth the current extraction method of each of our anthracite coal mines:

Anthracite Coal Mine	Extraction Method
Baiping Coal Mine	Manual longwall
Liujiaba Coal Mine	Semi-mechanical longwall
Zhulinzhai Coal Mine	Manual longwall
Gouchang Coal Mine	Manual longwall
Dayun Coal Mine	Mechanical longwall
Yongsheng Coal Mine	Mechanical longwall
Dayuan Coal Mine	Semi-mechanical longwall

Waste disposal and reclamation

Our mining operations seek to ensure that waste gas, waste water and industrial residue are disposed of in accordance with the relevant legal requirements of the PRC. In addition, we are required by PRC law to reclaim and restore mining sites to their prior condition after completion of mining operations. Reclamation activity typically involves the removal of buildings, equipment, machinery and other physical remnants of mining, the restoration of land features in mined-out areas, dumping sites and other mining area, and the contouring, covering and re-vegetation of waste rock piles and other disturbed areas. We expect the waste disposal and reclamation process will take approximately six months to complete.

Cash Operating Costs

Our cash operating costs consist primarily of wages and labor, costs of materials, power and maintenance. Set forth below are our cash operating costs of our coal mines that were in commercial production in 2012. See Appendix III — “Competent Person’s Report.”

	Total and Average Cash Operating Costs
Year	Tonnage	Total Cash Operating Costs	Average Cash Operating Costs
	(in thousands)	(RMB)	(RMB/Tonne of Salable Coal Produced)

2012	410	49,920,000	121.8

SALES AND MARKETING

We currently sell most of our anthracite coal as thermal coal to power producers in Guizhou province. We also sell a small amount of our anthracite coal to chemical plants. As we have not entered into any long-term sales contracts, we sell our anthracite coal in the spot market. We generally price our anthracite coal based on the prevailing market prices in Guizhou, the anthracite coal type and quality, and our sales volume and the length of our relationship with the customer. The market prices of anthracite coal have a significant effect on our average selling price. See “Financial Information — Market Risk Disclosure — Commodity Price Risk.” In 2010, 2011, 2012, the average selling price of the anthracite coal we produced was RMB232.4, RMB296.4 and RMB323.6 per tonne, respectively.

In 2010, 2011 and 2012, our five largest customers accounted for approximately 66.6%, 73.5% and 56.7%, respectively, of our total revenue and our largest customer accounted for approximately 29.7%, 29.2% and 24.1%, respectively, of our total revenue. In 2010, 2011 and 2012, five, four and four of our five largest customers were power producers purchasing thermal coal from us, respectively. As of December 31, 2012, the length of our relationships with five largest customers ranged from one to five years. Prior to 2011, we derived substantially all of our revenue from the sale of thermal coal. We believe that by increasing our sales of chemical coal and beginning selling PCI coal, we may be able to reduce our dependency on a limited group of large customers. None of our Directors, their associates or our Shareholders are related to or owns any interest in any of our five largest customers.

As of December 31, 2012, we had a dedicated sales and marketing team consisting of 12 employees. Our sales and marketing team is responsible for establishing sales networks, providing customer support and collecting payments from customers.

COAL TRANSPORTATION

Substantially all of the anthracite coal we sell is transported to our customers by road. Most of our customers request us to arrange for transportation, in which case we generally invoice them for the cost of transportation on a cost-plus basis over the mine gate price of our anthracite coal, which is the sales price of anthracite coal sold at the producing mine. We have not entered into any long-term contracts with the providers of transportation services. All of our anthracite coal mines are accessible by road.

We are contemplating the construction of a port along the Wujiang River, which is approximately one kilometer away from Yongsheng Coal Mine. Upon completion, the port is expected to allow us to transport the coal produced by Yongsheng Coal Mine by waterway, as well as provide us access to key railway stations located along the Wujiang River.

Prior to the Latest Practicable Date, we did not experience any transportation disruptions that had a material adverse effect on our business, financial condition and results of operations.

SUPPLIERS, THIRD PARTY CONTRACTORS AND UTILITIES

The main suppliers for our mining operations include third party contractors and suppliers of ancillary materials used in our mining operations. In 2010, 2011 and 2012, our purchases from our five largest suppliers were approximately RMB98.2 million, RMB109.0 million and RMB127.7 million, respectively, representing approximately 57.1%, 49.8% and 42.5%, respectively, of our total purchases. In 2010, 2011 and 2012, our largest supplier accounted for approximately 19.3%, 18.2% and 15.7%, respectively, of our total purchases. Each of our five largest suppliers is a third party contractor. As of the Latest Practicable Date, none of our Directors, their associates or our Shareholders are related to or owns any interest in any of the five largest suppliers.

Third Party Contractors

We enter into agreements with third party contractors for the construction of our coal mines from time to time. In 2010, 2011 and 2012, we had 14, 20 and 28 third party contractors, respectively. Each of these third party contractors is an Independent Third Party, and, to our knowledge, each of them have the relevant licenses and permits to conduct the activities for which they are engaged except for one individual third party contractor we engaged in 2012. We subsequently discontinued our engagement of such individual third party contractor in 2013. In 2010, 2011 and 2012, our purchases from our contractors were RMB104.8 million, RMB145.5 million and RMB144.0 million, respectively. As of December 31, 2012, our relationships with third party contractors ranged from one to five years.

We select our contractors through a bidding process to ensure that our contracts are entered into on competitive terms. In the bidding process, we focus on the bidders’ skills, expertise, experience and reputation, in addition to the bidding price. Our contracts with third party contractors typically require our contractors to comply with applicable laws, rules and regulations as well as our technical and safety standards, and that they perform their work under our supervision. Moreover, our contracts with third party contractors typically require the contractor to bear all losses or liabilities incurred as a result of the contractors’ failure to maintain proper safety standards. We generally pay our contractors on a monthly basis based on the percentage of work they have completed. Upon the completion of work by our contractors, we carry out detailed inspection prior to acceptance of the work. During the Track Record Period, we did not experience any material suspensions or delays in mine construction as a result of any sub-standard work or improper act of our contractors. If any of our existing third party contractors discontinues their services, we believe we will be able to engage a replacement contractor on similar terms and conditions.

As advised by our PRC legal advisors, we are not required to purchase social insurance for the employees of the contractors as they are not considered to be our employees under the applicable PRC laws and regulations. We do not maintain any insurance policy to cover possible losses, damage or costs resulting from accidents, fault or omission of the contractors and its employees.

Suppliers of Ancillary Materials

The key ancillary materials used in our mining operations include replacement parts, steel, cement, explosives, fuel and lubricants. We generally do not enter into long-term supply agreements with respect to our ancillary materials and we are not dependent on any single supplier. We typically select the supplier based on various factors, including the quality and safety standard of their products, their ability to reliably meet our supply requirements, their credit terms and their after-sales service. We have not experienced any shortage of supplies during the Track Record Period.

Utilities

We consume a significant amount of electricity at our mining operations. All of our anthracite coal mines receive power supply from the China Southern power grid. We have not experienced any significant interruptions in our electricity supply during the Track Record Period.

We obtain water for our mining operations from surface and subsurface supplies, including rivers, reservoirs and springs. We also reuse water discharged during our mining operations, and filter and reuse waste water in our anthracite coal production activities. We have not experienced any significant interruptions in our water supply during the Track Record Period.

We have not entered into any hedging arrangements to manage fluctuations in the prices of supplies and raw materials. Whether we can pass on significant increases in the cost of supplies and raw materials will depend on market conditions.

COAL TRADING

In addition to selling anthracite coal produced from our mines, we have from time to time engaged in coal trading activities by selling coal that we purchased from third party suppliers since January 2011. In 2011 and 2012, revenue from sales of third party coal was RMB33.1 million and RMB1.1 million, respectively, representing 31.5% and 0.8%, respectively, of our total revenue. We do not expect sales of third party coal to account for a significant part of our revenue in the future.

COMPETITION

The PRC anthracite coal market is highly fragmented. We primarily compete with other anthracite coal enterprises in Guizhou. Competitive factors in the PRC anthracite coal industry include coal quality and characteristics, stability of supply, pricing, availability and cost of transportation, reliability and timeliness of delivery and customer service. See “Risk Factors — Risks Relating to Our Business — Competition in the PRC coal industry is intense, and we cannot assure you that we will be able to compete effectively.”

ENVIRONMENTAL MATTERS

Our operations are subject to environmental laws, rules and regulations relating to, among others, gas and water emissions, hazardous substances and waste management. See “Regulation — PRC Laws Relating to Environmental Protection.” According to the relevant PRC laws and regulations governing land reclamation, coal enterprises are required to restore the land that has been damaged by coal mining operations. See “Regulation — PRC Laws Relating to Environmental Protection — Regulations On Land Reclamation and Its Implementing Measures.” We set aside restricted cash and place cash with the relevant government authorities for the purpose of our future environmental rehabilitation obligations as well as the settlement of asset retirement obligations. See “Financial Information — Critical Accounting Policies and Estimates — Provision for Asset Retirement Obligations.”

Except as disclosed in this listing document, we have not committed any material breaches of any environmental laws, rules or regulations applicable to us. Our environmental protection systems and facilities comply with applicable PRC national and local environmental protection laws, rules and regulations. As of the Latest Practicable Date, we were not subject to any material environmental claims, lawsuits, penalties or disciplinary actions.

We emphasize environmental protection at our operations and have made significant financial commitments towards the construction of environmental protection facilities and the establishment of a sound environmental protection management and monitoring system. In 2010, 2011 and 2012, our cost of compliance with applicable environmental laws, rules and regulations were approximately RMB6.6 million, RMB8.3 million and RMB11.6 million, respectively. In 2013, we expect to spend an additional RMB19.2 million for compliance with environmental obligations.

OCCUPATIONAL HEALTH AND SAFETY

We are committed to reducing our employee fatality rate and maintaining high safety standards at our anthracite coal mines. We have implemented a number of occupational health and safety measures to ensure compliance with PRC regulatory requirements. We have installed methane gas drainage facilities and mine fans at all of our anthracite coal mines in commercial production, and each of our anthracite coal mines in commercial production has a 24-hour control room to monitor mine conditions, a rescue room to facilitate the rescue and recovery of victims in the event of mine accidents and a safety management team that performs regular safety and inspections. All of our mine safety managers are experienced personnel with the relevant safety and management qualifications issued by the Guizhou government. We also have an internal safety management manual for mine operations and have adopted detailed safety procedures pursuant to the State Coal Mine Safety Guidelines. We conduct regular safety training sessions for our employees, including mine managers, methane inspectors, blasters, electricians, coal miners and other workers, to improve their safety awareness and knowledge, and we also arrange periodic health checks for our employees. We are currently in the process of implementing a six-part safety system at each of our operating coal mines consisting of the following components: an electronic safety monitoring system; a wireless tracking system that tracks the location of our underground workers; emergency exits; emergency water supplies; emergency underground communication equipment; and compressed air stations that provide emergency underground oxygen supplies.

In 2010, we had separate accidents involving three employee fatalities at our anthracite coal mines, representing a fatality rate of 17.7 fatalities per million tonnes of coal produced. These fatalities occurred at Baiping Coal Mine, Gouchang Coal Mine and Dayuan Coal Mine and involved violations of our work safety rules by the employees. See “Risk Factors — Risks Relating to Our Business — Accidents at our coal mines or neighboring coal mines could materially disrupt our business and operations and damage our reputation.” Since the accidents in 2010, we did not have any additional employee fatalities at our anthracite coal mines. According to the SAWS, the average coal mine fatality rates in the PRC in 2010, 2011 and 2012 were 0.749, 0.564 and 0.374 fatalities per million tonnes of coal produced, respectively. During the Track Record Period, we did not experience any incidents whereby production at any of our anthracite coal mines was suspended due to safety issues regarding our own operations.

In 2011, the municipal government of Jinsha county selected our “culture corridor” at Baiping Coal Mine as a model facility for the promotion of safety. The “culture corridor” is a hallway in the mine with various safety instructions, procedures and reminders posted on the walls. In addition, Yongsheng Coal Mine received the “Advanced Enterprise for Work Safety in 2012” award from Jinsha county and our chief manager of Baiping Coal Mine also received the “Best Work Safety Employee in 2012” award from Jinsha county.

RISK MANAGEMENT

We plan to adopt a risk management policy after the Listing to manage our operational risks. Under our risk management policy, our key risk management objectives include:

•                                          developing a comprehensive risk management strategy for our Company;

•                                          recognizing different types of risks and developing appropriate risk management strategies based on the type of risk;

•                                          identifying, monitoring and managing risk and our risk tolerance level; and

•                                          balancing risk management with the development of our Company.

Under our risk management policy, our Board of Directors is responsible for establishing the key risk management principles and objectives, while our chief executive officer is responsible for establishing risk management measures and reviewing material risks within our Company. We have established a compliance and audit department which is expected to be responsible for implementing our risk management efforts, and each of our operating PRC subsidiaries has a designated risk management department which is expected to be responsible for coordinating and supervising our risk management efforts within the subsidiary.

QUALITY CONTROL

To ensure that our anthracite coal meets the requirements of our customers, we have established three laboratories to test the quality of our coal. The laboratories are staffed by six quality control employees responsible for monitoring our anthracite coal production process, conducting inspection and testing of our anthracite coal and performing on-site inspections at our anthracite coal mines.

RESEARCH AND DEVELOPMENT

We did not incur any significant amounts on company-sponsored research or development activities during the Track Record Period.

INTELLECTUAL PROPERTY

We believe that our operation is not materially dependent on our ownership of any intellectual property rights. We have submitted three applications with the Trade Marks Registry of Hong Kong for registration. See “Appendix V — Statutory and General Information — (e) Further Information About Our Business — B. Intellectual Property Rights.”

PROPERTIES

Owned properties

As of the Latest Practicable Date, we owned three properties with a total gross floor area of 865.9 square meters, all of which are used as office space. We have obtained building ownership certificates and the related land use right certificates for each of these properties. All of these properties are located in Guizhou.

As of the Latest Practicable Date, the carrying amount of our property interests was RMB10.0 million, representing less than 15% of our total assets. A summary of material properties prepared by Peak Vision Appraisals Limited, an independent property valuation company, is set forth in Appendix V — “Statutory and General Information — (h) Material Properties.”

Temporary structures

As of the Latest Practicable Date, we constructed 128 temporary structures with a total gross floor area of 61,686.0 square meters within the areas of our seven anthracite coal mines for use in our mining operations. We have obtained the relevant confirmation letters issued by the local authorities confirming that they will not impose any penalties in connection with the construction of these temporary structures, and that our subsidiaries may continue to use the temporary structures in accordance with the current uses.

Leased properties

As of the Latest Practicable Date, we leased six properties (including two rent free properties) with a total gross floor area of approximately 597.5 square meters in Guizhou, Hainan and Shenzhen for uses as office space. The leases underlying these properties have certain defects:

•                                          The lessors of five of these properties do not have the relevant building ownership certificates. If the lessors do not have lawful rights to these properties, we may not be able to continue to occupy and use such properties.

•                                          The lease agreements of three of these properties have not been registered with the relevant PRC authorities, which may result in correction orders by the relevant authorities and subject us to a fine of RMB1,000 to RMB10,000.

•                                          Two of these properties are residential properties. Our use of these properties as office space without obtaining relevant consents may subject us to correction orders by the relevant authorities and a daily fine of RMB5 to RMB20 per square meter.

Our Directors do not believe that these four properties are critical to our operations.

With respect to the land for our anthracite coal mines, we have leased 19 parcels of collectively-owned land with a total site area of approximately 470,821.0 square meters. These parcels of land cover all of our anthracite coal mines. Although in general the term of the leases is approximately 20 years with renewal right exercisable by us, our use of these properties for coal mining is subject to the Guizhou government’s approval, and each approval is generally valid for only one to two years and must be renewed thereafter. We have already obtained the relevant approvals for all 19 parcels of leased land, and we have also obtained confirmation letters from the relevant government authorities in Guizhou confirming that they will not revoke their approval and that they will, upon the expiration of the current approvals, grant additional approvals for our continued use of the leased land for coal mining. Our PRC legal advisors, Commerce & Finance Law Offices, have advised that we are entitled to use these 19 parcels of leased land for coal mining in accordance with the terms in the relevant leases, approvals and confirmation letters.

We are in the process of obtaining the land use right certificates for the land we use in Dayun Coal Mine, which cover a total area of 132,490.0 square meters. We have obtained the relevant confirmation letter from the relevant government authority in Guizhou confirming that the relevant land requisition is being processed and the authority did not anticipate any material legal impediments in obtaining the land use right.

INSURANCE

We make social insurance contributions and carry basic occupational injury, medical, pension, unemployment and maternity insurance for our employees. In line with what we believe to be industry practice, we do not maintain any fire, liability or other property insurance covering our properties, equipment or inventories, and we do not carry any business interruption insurance, transportation insurance or third party liability insurance to cover claims in respect of personal injuries or property or environmental damage arising from accidents on our properties. See “Risk Factors — Risks Relating to Our Business — Our coal mining operations may be materially and adversely affected by operational risks and natural disasters for which we have limited insurance.”

REGULATORY COMPLIANCE

Sets forth below is a summary of our material non-compliance incidents during the Track Record Period:

Non-Compliance	Reason	Legal Consequences/ Potential Maximum Penalties	Rectification Actions/Preventive Measures

In 2012, Baiping Coal Mine produced 292,000 tonnes of anthracite coal, which significantly exceeded its annual production capacity of 150,000 tonnes as permitted under its mining right permit and coal production permit.

The over-production was due to our annual production levels being determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou.

A coal mine that produces coal in excess of its permitted annual production capacity may be subject to administrative penalties, including a fine of up to RMB2.0 million on the relevant coal mine, a fine of up to RMB150,000 on the mine manager and, in serious cases, revocation of the coal production permit and the mine manager’s qualification certification, as well as mine closure.

•                    In January and July 2013, the relevant Guizhou government authority issued confirmation letters stating that it would not impose any penalties or other measures (including but not limited to revocation of the coal production permit or suspension of coal mining operations) against Baiping Mining or its employees in respect of any over-production in 2012 or thereafter, and that it would support our application for the relevant permits with an annual production capacity of 300,000 tonnes or more. We plan to continue producing anthracite coal at Baiping Coal Mine, and may produce anthracite coal in excess of its permitted production capacity as our annual production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that such confirmation letters were issued by the competent government authority and are legally valid. We have applied for a 300,000 tonnes mining right permit for Baiping Coal Mine and we expect

Non-Compliance	Reason	Legal Consequences/ Potential Maximum Penalties	Rectification Actions/Preventive Measures
to obtain such permit in 2014. After receiving such permit, we do not expect Baiping Coal Mine will continue to produce anthracite coal in excess of its permitted production capacity.

None of our four anthracite coal mines in commercial production have completed its environmental trial run or the environmental acceptance inspection by the relevant government authorities prior to commencing commercial production.

The relevant environmental acceptance inspection and trial run procedures are conditions to the issuance of the coal production permit. As we had already received the coal production permit and completed the required environmental impact assessments and construction of necessary environmental facilities for each of the four anthracite coal mines before their commencement of commercial production, we were of the view that commencing commercial production at each of these mines without having completed the environmental acceptance inspections or trial runs would not otherwise affect our ability to continue to comply with the relevant environmental laws.

Failure to complete the required environmental trial run or the environmental acceptance inspection prior to commencing commercial production may result in production suspension and a fine of up to RMB100,000.

•                    In January and July 2013, the relevant Guizhou government authorities issued confirmation letters stating that no penalties would be imposed on any of our four anthracite coal mines that have commenced commercial production. Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that such confirmation letters were issued by the competent government authorities and are legally valid.

•                    Prior to commencing commercial production at each of these four anthracite coal mines, we have undertaken to the Guizhou Energy Bureau that we will comply with all relevant environmental laws, rules and regulations or apply for environmental acceptance inspections immediately following our completion of inspections for obtaining coal production permits. We are in the process of applying for environmental acceptance inspections for each of our coal mines that has commenced commercial production, with the exception of Gouchang Coal Mine, which has suspended operations. We have not received any indication that our application for such acceptance inspections will not be approved.

Non-Compliance	Reason	Legal Consequences/ Potential Maximum Penalties	Rectification Actions/Preventive Measures
• Our compliance and audit department closely monitors our mining operations to make sure they are conducted in accordance with the applicable laws, rules and regulations.

During the Track Record Period, certain of our subsidiaries did not timely complete their social insurance registrations and pay social insurance contributions for employees in full.

The failure to complete the social insurance registrations and pay social insurance contributions was primarily due to our employees’ reluctance to participate into the social insurance program which they believe will not offer the benefit they desire and the general practice in Guizhou coal mining industry of not making registrations or paying social insurance contributions

•                    An employer that fails to timely complete its social insurance registration may be subject to a penalty of up to three times the amount of social insurance contribution that the employer would have been required to pay had it timely completed its registration.

•                    An employer that fails to timely pay its social insurance contributions may be subject to an additional daily penalty equal to 0.05% of the unpaid contributions and a penalty of up to three times the amount of unpaid social insurance contribution in certain situations.

•                    In March, April and May 2013, the relevant Guizhou government authorities issued confirmation letters stating that they would not impose any penalties in respect of our subsidiaries’ failure to timely complete their social insurance registrations or pay their social insurance contributions in full. The confirmation letters also stated that the unpaid contributions of our subsidiaries were waived. Our PRC legal advisors, Commerce & Finance Law Offices have advised us that the confirmation letters have been issued by the competent government authorities and are legally valid.

•                    As of the Latest Practicable Date, all of our subsidiaries have completed their social insurance registrations, and since April 2013, all of our subsidiaries have made their social insurance contributions in full.

Non-Compliance	Reason	Legal Consequences/ Potential Maximum Penalties	Rectification Actions/Preventive Measures

During the Track Record Period, certain of our subsidiaries did not timely complete their housing provident fund registrations and pay the required housing provident fund contribution for employees in full.

The failure to complete the housing provident fund registrations and pay the required housing provident fund contributions was primarily due to our employees’ reluctance to participate into the housing provident fund program which they believe will not offer the benefit they desire and the general practice in Guizhou coal mining industry of not making registrations or paying housing provident fund contributions.

An employer that fails to timely complete its housing provident fund registration or pay its housing provident fund contribution may be subject to a penalty of up to RMB50,000 and court enforcement order in certain situations.

•                    In March and April 2013, the relevant Guizhou government authorities issued confirmation letters stating that they would not impose any penalties in respect of our subsidiaries’ failure to timely complete their housing provident fund registrations or pay their housing provident fund contributions in full. The confirmation letters also stated that the unpaid contributions of our subsidiaries were waived. Our PRC legal advisors, Commerce & Finance Law Offices, have advised us that the confirmation letters have been issued by the competent government authorities and are legally valid.

•                    As of the Latest Practicable Date, all of our subsidiaries have completed their housing provident fund registrations, and since April 2013, all of our subsidiaries have made their housing provident fund contributions in full.

Non-Compliance	Reason	Legal Consequences/ Potential Maximum Penalties	Rectification Actions/Preventive Measures

During the Track Record Period, certain of our subsidiaries made non-interest bearing intercompany loans to our other subsidiaries in the PRC in contravention of applicable PRC regulations on intercompany lending.

We entered into non-interest bearing intercompany loans primarily because it was cost-efficient to utilize group financial resources. The legal consequence of entering into the loans whereby there were no profits received by the lender is not specified under any PRC law, rule or regulation.

Under PRC laws, a corporation that directly lends money to another corporation may be subject to a fine of up to five times of the amount of the profits received by lender.

•                    Prior to the Listing, all of the intercompany loans among our subsidiaries have been terminated and replaced with entrusted loans. These entrusted loans were made available by Feishang Management, certain of our subsidiaries or Independent Third Parties as the entrusting party, through China Minsheng Bank as the lender, to our other subsidiaries as the borrower. See “Relationship with Our Controlling Shareholders — Independence from Our Controlling Shareholders — Financial Independence.” The provision of entrusted loans is in line with the practice generally adopted by corporations in the PRC and our PRC legal advisers, Commerce & Finance Law Offices, have advised us that such entrusted loans do not contravene any PRC laws, rules or regulations.

Except as disclosed in this listing document, our PRC legal advisors are of the view that, as of the Latest Practicable Date, we were in compliance with applicable laws, rules and regulations in all material respects and that we had obtained all necessary licenses, approvals and permits that are material for our business operations in the PRC.

EMPLOYEES

As of the Latest Practicable Date, we had a total of 876 employees based in Guizhou and Shenzhen. The following table sets forth the number of our employees based on their function:

Function	Number of employees (1)

Administration and management	158
Accounting	45
Procurement and sales	42
Production	631

Total	876

(1)           Do not include workers provided by third party labor agencies.

As of December 31, 2010, 2011 and 2012, we had 1,048, 1,139 and 1,656 employees, respectively. In order to reduce administration cost as well as due to the suspension of the operations of Gouchang Coal Mine, we significantly reduced the number of our employees and started using mining workers provided by a third party labor agency since March 2013.

As we believe having a well-trained and motivated workforce is important to our business, we have adopted a recruitment policy that aims to attract and retain motivated and qualified employees. Our mining employees receive training through orientation training sessions as well as on-the-job training by our more experienced technical personnel. Moreover, our coal mine managers receive additional technical and managerial training, and we offer certain of our employees the opportunity to attend external training sessions held by colleges and governmental organizations.

Our employees are employed under employment contracts that set forth, among other things, the employee’s responsibilities, remuneration and grounds for termination of employment.

In addition to our own employees, we entered into an arrangement with a third party labor agency in March 2013 to provide mining workers. These workers are employed by the labor agency but are compensated and supervised directly by us. As of June 30, 2013, we had 893 workers provided by the third party labor agency.

LEGAL PROCEEDINGS

As of the Latest Practicable Date, we were not involved in any pending or threatened litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to our Directors to be pending or threatened by or against us, that would have a material adverse effect on our financial condition and results of operations or our rights to conduct exploration or mining activities.

FINANCIAL INFORMATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements as included in Appendix I — “Accountants’ Report of the Company,” which has been prepared in accordance with IFRS as issued by the IASB. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to various factors, including those set forth under the sections “Forward-Looking Statements,” “Risk Factors” and elsewhere in this listing document.

OVERVIEW

We are a producer of anthracite coal based in Guizhou province of the PRC. We are primarily engaged in the acquisition, construction and development of anthracite coal mines and the extraction and sale of anthracite coal. Our mining assets consist of seven underground anthracite coal mines in Guizhou province, of which four have commenced commercial production. In particular:

•                                          Baiping Coal Mine, Liujiaba Coal Mine and Zhulinzhai Coal Mine are in commercial production;

•                                          Gouchang Coal Mine has commenced commercial production, but its operations have been suspended since March 2013 under the Guizhou government’s mine consolidation policy;

•                                          Yongsheng Coal Mine is in its pilot run phase; and

•                                          Dayuan Coal Mine and Dayun Coal Mine are undergoing construction.

As of April 30, 2013, we had total proved and probable coal reserves of approximately 210.28 million tonnes and total permitted annual production capacity of 2.34 million tonnes. In 2010, 2011 and 2012, we had revenues of RMB38.7 million, RMB105.2 million and RMB141.9 million, respectively, and sold 166,362 tonnes, 314,058 tonnes and 437,010 tonnes of anthracite coal, respectively.

OUR CORPORATE TRANSACTIONS

Our Company was incorporated on January 6, 2010 as a wholly-owned subsidiary of Feishang. Prior to the Corporate Transactions, our business was conducted by various corporate entities controlled by Feishang. On July 12, 2011, the Corporate Transactions were completed pursuant to which the corporate entities that have historically conducted our business were transferred to us and became our Company’s subsidiaries. See “History and Development.” As Feishang controlled these corporate entities before our Corporate Transactions and continued to control our Company after the Corporate Transactions, we have accounted for our Corporate Transactions as business combinations under common control using merger accounting. All of the information in this listing document, including the consolidated financial statements included in Appendix I — “Accountants’ Report of the Company,” has been prepared as if our Company had been in existence since January 1, 2010 and as if we had owned each of our current subsidiaries since the date on which such subsidiary came under the control of Feishang. The assets, liabilities and results of operations of our subsidiaries were consolidated using Feishang’s historical carrying amounts, and no amount was recognized in respect of goodwill or any other additional assets or liabilities, and no adjustments were made to reflect fair values as a result of the Corporate Transactions with the exception of the acquisition of Guizhou Puxin. The financial information and financial statements included in this listing document may not reflect what our historical financial condition and results of operations would have been if we had actually operated on a stand-alone basis since January 1, 2010, and they are not necessarily indicative of our future financial condition and results of operations.

LIMITED OPERATING AND PRODUCTION HISTORY

We have seven underground anthracite coal mines in Guizhou province, of which four have commenced commercial production, two are under construction and one is undergoing its pilot run phase. Baiping Coal Mine, Gouchang Coal Mine (currently suspended), Zhulinzhai Coal Mine and Liujiaba Coal Mine commenced commercial production in June 2009, April 2011, April 2012 and December 2012, respectively. We have a limited operating and production history for you to use as a basis for evaluating our business. We did not have any commercial production of coal until the acquisition of Guizhou Puxin in March 2010. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in a highly regulated and cyclical industry such as the PRC coal industry.

In each of 2010, 2011 and 2012, we incurred operating losses and had negative net cash flows from operating activities. We also incurred net losses in each of 2011 and 2012 and, disregarding the effects of a RMB624.1 million non-recurring bargain purchase gain relating to the acquisition of Guizhou Puxin in 2010, we would have also incurred a net loss in 2010. We may continue to incur losses and have negative net cash flows from operating activities in the future.

FACTORS AFFECTING OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Production Output

Our future operating results will be dependent on our ability to increase our production output. We believe the increased production output would allow us to increase our revenue, as well as create economies of scale that could reduce our average production costs per tonne and increase our profitability. Our annual production output grew from 159,074 tonnes in 2010 to 436,153 tonnes in 2012. We plan on increasing our production by achieving commercial production at Yongsheng Coal Mine, Dayun Coal Mine and Dayuan Coal Mine and, in the long term, increasing our production capacity at Baiping Coal Mine, Liujiaba Coal Mine and Zhulinzhai Coal Mine. Our ability to successfully expand our production output, however, is subject to a number of significant risks and uncertainties, including, among other things, constraints on production capacity, changing government regulations and our relationship with the local community. See “Risk Factors — Risks Relating to Our Business — If we are unable to successfully expand our coal production capacity, our business, profitability and prospects would be materially and adversely affected.”

Our production output is subject to seasonality. Typically, our production output in the first quarter of each year is generally lower than our production output in other quarters, as our coal mining operations are typically suspended for approximately three to five weeks during the lunar new year holidays. In addition, our production output in the third and fourth quarters of each year is generally higher than our production output in other quarters, mainly as a result of higher demand and more favorable weather conditions for coal extraction.

Industry Supply and Demand of Anthracite Coal

The supply and demand of anthracite coal in Guizhou have a significant impact on the sales volume and average selling price of our anthracite coal. Although we expect the demand for anthracite coal in the PRC to generally increase in the long-term, the Guizhou anthracite coal market is highly cyclical and demand and pricing trends in Guizhou may differ significantly from the demand and pricing trends elsewhere in the PRC. For example, although anthracite coal prices in Guizhou in 2012 were higher than 2011, there were significant fluctuations in coal prices within the PRC in 2012. In particular, anthracite coal prices in Guizhou declined significantly in the second quarter of 2012 as a result of a slowdown of economic growth in the PRC as well as an increase in production capacity in Shanxi province. In 2010, 2011, 2012, the average selling price of the anthracite coal we produced was RMB232.4, RMB296.4 and RMB323.6 per tonne, respectively. In general, the Guizhou anthracite coal markets are affected by numerous factors beyond our control, including:

•                                          general economic conditions in Guizhou as well as the PRC;

•                                          regional supply and demand for anthracite coal;

•                                          competition from other energy sources or alternatives to anthracite coal;

•                                          abnormal weather conditions;

•                                          speculative coal trading;

•                                          the respective economic, energy, environmental, health and safety and other policies of the Guizhou and PRC governments; and

•                                          fluctuations in the development and growth of industries with high demand for anthracite coal, including the power, chemical, iron and steel, and building materials industries.

Product Mix

Anthracite coal is typically sold as thermal coal, chemical coal or PCI coal. Generally, thermal coal has lower average selling prices and lower margins than chemical coal and PCI coal. According to China Coal Resource, the average selling price of thermal coal in Guizhou in 2012 was RMB323.0 per tonne, compared to RMB486.0 to RMB1,007.0 per tonne for chemical coal (depending on the type and characteristic of coal) and RMB952.0 per tonne for PCI coal. Accordingly, our ability to market and sell our anthracite coal as chemical coal or PCI coal will have a significant impact on our revenue and profitability.

Prior to 2011, we derived substantially all of our revenue from the sale of thermal coal. In each of 2011 and 2012, we derived approximately 5% of our revenue from the sale of chemical coal we produced, while the remaining revenue in each of these years was derived from the sale of thermal coal we produced and coal sourced from third parties. Subject to market conditions, we intend to significantly increase our sales of chemical coal in the future and begin selling PCI coal in 2014. Our ability to sell chemical or PCI coal has been constrained as our annual production levels were determined based in large part on the Guizhou government’s annual guidance relating to the provision of certain minimum amounts of thermal coal to power plants operating in Guizhou, which has taken up a significant portion of our production capacity. See “Regulation — PRC Laws relating to the Coal Industry — Supply of thermal coal to power plants.” We believe that by increasing our production capacity, we will be able to sell a larger percentage of our anthracite coal as chemical or PCI coal. However, our ability to effectively produce and sell chemical coal and PCI coal is subject to a number of risks and uncertainties. See “Risk Factors — Risks Relating to Our Business — We may not be able to successfully produce, market and sell chemical and PCI coal, which could materially and adversely affect our profitability and prospects.” To date, we only have entered into four non-binding cooperation arrangements relating to the sale of chemical coal, and we have not entered into any binding agreement for the sale of chemical coal or PCI coal.

Financing Arrangements

Coal mining is a capital intensive business, and we will need a substantial amount of cash to meet our working capital requirements and expand our production capacity. As we have not generated any net cash flows from our operating activities, we have relied on, and will continue to rely on, short-term and long-term borrowings to finance our operations and capital expenditures. Our finance costs for bank borrowings and mining right payables (including capitalized interest) increased from RMB21.8 million in 2010 to RMB60.9 million in 2011 and RMB89.4 million in 2012, and we expect our finance costs to continue to increase in the future. In the past, we have financed a significant portion of our cash requirements with non-interest bearing loans from companies controlled by Mr. Li Feilie, our chairman and chief executive officer. If these loans had been interest-bearing, our finance costs would have been significantly higher. In March 2013, we repaid a significant portion of the non-interest bearing loans from companies controlled by Mr. Li Feilie with interest-bearing bank and other borrowings, and we do not anticipate receiving additional non-interest bearing loans from our related parties in the future. In July 2013, we obtained from China Minsheng Bank a commitment to provide a term loan of up to RMB1.6 billion aggregate principal amount before July 18, 2014, subject to satisfaction of the conditions set forth in such commitment. As of the Latest Practicable Date, the total outstanding amount of our non-interest bearing loans was RMB131.0 million.

Regulatory Environment

Coal mining is a highly regulated industry in the PRC, and the regulatory regime applicable to our operations is rapidly evolving. In particular, in response to a number of highly-publicized mining-related accidents and fatalities, the PRC regulatory authorities have recently taken a number of measures to improve mine safety, some of which have significantly affected our business and operations. For example, Gouchang Coal Mine was required to suspend its operations from March 2012 to August 2012 under certain newly implemented mine gas control requirements in Guizhou. Moreover, in 2012, the Guizhou government required certain coal mines utilizing drilling and blasting mining methods to upgrade to semi-mechanical longwall mining methods, which required us to incur significant time and expense to redesign and upgrade Liujiaba Coal Mine. In addition to mine safety measures, regulatory authorities in the PRC may also impose various taxes, duties, levies or take other actions as part of the PRC’s overall economic, environmental or energy policies. For example, the Guizhou government levies a coal price adjustment fund levy on the coal sold by local coal producers and the rate of the coal price adjustment fund levy is subject to changes from time to time based on prevailing government policies. Furthermore, under the coal mine consolidation policy promulgated by the Guizhou government in March 2013, operations at Gouchang Coal Mine have been suspended since March 2013 pending the acquisition by us of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity requirements in accordance with Guizhou province’s coal mining consolidation policy. These regulatory developments have significantly affected our pricing, production capacity, production costs and capacity expansion schedule, and we expect that our business, financial condition and results of operations will continue to be significantly affected by future regulatory developments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are set forth in note 2.4 to our consolidated financial statements included in Appendix I — “Accountants’ Report of the Company.” The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the amount reported in our consolidated financial statements. These judgments, estimates and assumptions are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and actual results could differ significantly. We have identified the following accounting policies as critical to an understanding of our financial condition and results of operations, because the application of these policies requires significant management judgments, estimates and assumptions, and the reporting of materially different amounts could result if different judgments were made or different estimates or assumptions were used.

Impairment of Property, Plant and Equipment

Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss for a long-lived asset is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell the asset and the asset’s value in use. When our management estimates the recoverable amount of an asset, various assumptions are made, including the future cash flows expected to be associated with the asset and the applicable discount rate. If future events do not correspond to these assumptions, the recoverable amounts may need to be revised, which may lead to impairment losses and adversely affect our financial condition and results of operations. We did not recognize any impairment losses in 2010, 2011 or 2012.

Units-of-Production Depreciation for Mining-Related Assets

Mining-related assets, including mining rights and mining-related buildings, mining structures and mining-related machinery and equipment, are depreciated or amortized using the units-of-production method based on the actual units of coal production over the estimated coal reserves of our mines. As a result, changes in our coal reserve estimates could significantly affect our financial condition and results of operations. In particular, a reduction in our estimated coal reserves would increase depreciation and amortization expenses per unit of coal production and reduce our gross margins as well as increase our losses. See the section entitled “— Critical Accounting Policies and Estimates — Reserve Estimates.”

Useful Lives of Non-Mining Related Property, Plant and Equipment

Non-mining related property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The useful life of an asset is the period over which the asset is expected to be available for use, and our management estimates the useful lives of our non-mining related property, plant and equipment based on a collective assessment of technology and industry conditions as well as historical experience with similar assets. The estimated useful lives of non-mining related property, plant and equipment are reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence or legal or other limits on the use of such assets. Changes in such estimates could significantly affect our financial condition and results of operations. In particular, a reduction in the estimated useful lives of non-mining related property, plant and equipment would increase depreciation expenses and reduce operating income, as well as result in write-off or write-down of obsolete assets in certain cases. The estimated useful lives of our non-mining related property, plant and equipment are as follows:

Estimated Useful Lives

Non-mining related buildings	15-35 years
Non-mining related machinery and equipment	5-15 years
Motor vehicles	5-8 years

Reserve Estimates

Proven and probable coal reserve estimates are estimates of the amount of coal that can be economically and legally extracted from our mines. In estimating our coal reserves, our management reviews recent production and technical information of each mine, considers the potential for unforeseen geological and technical difficulties, and makes various assumptions and estimates relating to the price of coal, production costs, transportation costs of coal and expected recovery rates. Our management reviews our coal reserve estimates annually or when information becomes available that indicates our coal reserve estimates would need to be revised. For example, during the course of our operations, additional geological or other information may become available that would require our management to update certain assumptions it used in estimating our coal reserves.  Changes to coal reserve estimates could significantly affect our financial condition and results of operations. In particular, a change in our estimated coal reserves could have the following effects:

•                                          reduce the carrying values of certain of our assets, including mining rights, due to changes in the estimated future cash flows associated with such assets;

•                                          increase depreciation or amortization expenses relating to assets that are depreciated or amortized using the units-of-production method based on our estimated coal reserves;

•                                          asset retirement obligations and related accretion expenses may be affected if estimates of the expected timing and cost of our asset retirement expenditures are affected by changes in our estimates of coal reserves; and

•                                          reduce the carrying value of deferred tax assets due to changes in the estimated likelihood of recovery of the tax benefits.

Impairment of Trade and Other Receivables

We recognize a provision for impairment of our trade and other receivables when there is objective evidence that we will not be able to collect all of the amounts due under the terms of our invoice, including the probability of insolvency or significant financial difficulties of the customer, as well as significant changes in the technological, economic or legal environment that may have an adverse effect on the customer. Our management takes into account our historical write-off experience, the age of the receivable, the credit history of the customer and current market conditions when making a provision, and our management will reassess our provisions at the end of each reporting period. If the customer’s financial condition deteriorates or if its repayment ability is lower than we had anticipated, our impairment losses may increase, and our financial condition and results of operations, as well as liquidity, would be materially and adversely affected. Historically, we have not experienced any impairment losses from our trade and other receivables.

Income Taxes

There are certain transactions for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize tax liabilities based on estimates of whether additional taxes will be due. If the final tax outcome of certain transactions is different from the amounts that were initially recognized, the difference will impact the income tax and deferred tax provisions in the period in which the determination was made.

Deferred tax is provided, using the liability method, based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in our consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. In addition, deferred tax assets are recognized only to the extent it is probable that we would have sufficient future taxable income against which any deductible temporary differences, unused tax credits or unused tax losses could be utilized. If the actual or expected tax rates and laws in the future are different from our original estimates, or if our actual or expected future taxable income is lower than we had estimated, the carrying amount of deferred tax assets and liabilities would be affected in the period in which such estimates have changed.

Provision for Asset Retirement Obligations

Asset retirement obligations are the present value of the expenditures that we expect to incur in relation to the closure of our mines following the exhaustion of their coal reserves, including dismantling mining structures and restoring the land. After the initial recognition of an asset retirement obligation, it is accreted to reflect the increase in the present value of our expected expenditures due to the passage of time, and a corresponding accretion expense will be recognized. Asset retirement obligations are determined based on our management’s past experience, its estimates of the timing and amount of the future expenditures, its expectations of future regulatory requirements, as well as various assumptions regarding the applicable discount rate to be used for purposes of calculating present value. Our management regularly reviews our asset retirement obligations, which will be revised if any of our management’s estimates, expectations or assumptions change. Changes of these estimates, expectations and assumptions could result in an adjustment of the carrying value of the asset retirement obligations, as well as changes to the related accretion expenses.

DESCRIPTION OF THE KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenue

We generate our revenue primarily from the production and sale of anthracite coal. In 2011 and 2012, we also generated a portion of our revenue from sales of anthracite coal purchased from third parties, as we engaged in coal trading activities to take advantage of coal price fluctuations during the ramp-up of our production capacity. In 2011 and 2012, revenue from sales of third party anthracite coal was RMB33.1 million and RMB1.1 million, respectively, representing 31.5% and 0.8%, respectively, of our revenue in those years. We do not expect to generate any significant revenue from sales of third party coal in the future.

We sell a significant portion of our anthracite coal as thermal coal to power producers in Guizhou province. As a result, we are dependent on a limited number of customers for a substantial portion of our revenue. In 2010, 2011 and 2012, we derived 66.6%, 73.5% and 56.7%, respectively, of our revenue from anthracite coal sales to our five largest customers. We believe that by diversifying our product mix to include increased sales of chemical coal and sales of PCI coal, our dependency on a limited number of large customers will decrease.

We recognize revenue from the sale of anthracite coal when the significant risks and rewards of ownership have passed to the customer and when collectability is reasonably assured. The point at which the significant risks and rewards of ownership is deemed to have passed to the customer is determined based on the terms of the sale. Typically, we recognize revenue upon delivery to and acceptance of our anthracite coal by our customers. Unless we receive payment in full at the time revenue is recognized for the sale, we would record the receivable in respect of the sale as a trade receivable. We offer a credit term of up to three months to customers. Our trade receivables are non-interest bearing, and we do not hold any collateral over our trade receivables. For customers with whom we have no prior trading history, we generally require immediate cash payment or advance payment.

Most of our customers request us to arrange for transportation of the anthracite coal they purchase from us. We generally charge our customers separately for the cost of transportation and record as revenue any excess of the amount we collect over the cost of arranging the transportation. In some circumstances, the amount we charge our customers for the cost of transportation may be less than our cost of arranging the transportation, in which case we would deduct the amount of the deficiency against the revenue recognized for the corresponding sale.

We recognize revenue net of value-added taxes. All of the anthracite coal we sell is subject to a value-added tax of 17.0% in the PRC. Pursuant to applicable PRC regulations, we add value-added taxes to the invoiced price of our sales, and we remit the value-added taxes we collect from our customers to the PRC tax authorities, subject to applicable deductions. The difference between the amount of value-added taxes we collect and the amount of value-added taxes we pay is recorded in our consolidated statements of financial position as prepayments, deposits and other receivables, or other payables and accrued liabilities, as applicable.

We are also required by the Guizhou government to pay a coal price adjustment fund levy on the anthracite coal we sell. The invoiced price of our anthracite coal sales may be inclusive or exclusive of this levy, depending on negotiations with the customer on a case-by-case basis. Any coal price adjustment fund levy we recover from our customers will be included in our revenue, and any coal price adjustment fund levy we are required to pay to the Guizhou government will be included in our cost of sales.

Cost of Sales

In 2010, 2011 and 2012, cost of sales was RMB25.5 million, RMB74.3 million and RMB95.9 million, respectively. Our cost of sales consists primarily the cost of sales of our self-produced coal, which include:

•                                          direct labor costs for personnel involved in our coal mining operations;

•                                          mining-related taxes, fees and levies, including the coal price adjustment fund levy;

•                                          depreciation and amortization expenses of mining-related assets, including the amortization expenses of our mining rights;

•                                          cost of materials, including explosives, mine roof support materials, steel, cement and diesel fuel; and

•                                          other miscellaneous cost of sales, including the cost of utilities, repair and maintenance expenses and overhead.

In 2011 and 2012, our cost of sales also included the cost of purchasing third party coal in connection with our coal trading activities. In 2011 and 2012, cost of purchasing third party coal was RMB30.2 million and RMB1.1 million, respectively, representing approximately 40.7% and 1.2%, respectively, of our total cost of sales.

We believe our product mix will be one of the most important factors in determining our cost of sales as a percentage of our revenue. In particular, chemical coal and PCI coal, which generally command significantly higher average selling prices than thermal coal, do not cost significantly more to produce than thermal coal. We currently sell most of our anthracite coal as thermal coal, and we cannot assure you that we will be able to successfully produce and sell chemical coal or PCI coal. See “Risk Factors — Risks Relating to Our Business — We may not be able to successfully produce, market and sell chemical and PCI coal, which could materially and adversely affect our profitability and prospects.”

Selling and Distribution Expenses

Our selling and distribution expenses primarily consist of salaries and benefits for our sales staff, travel expenses and other miscellaneous selling expenses. In 2010, 2011 and 2012, selling and distribution expenses were RMB2.9 million, RMB2.9 million and RMB3.7 million, respectively, representing 7.5%, 2.8% and 2.6%, respectively, of our revenue. As we intend to increase our marketing and sales of chemical coal, we expect our selling and distribution expenses to increase in future periods.

Administrative Expenses

Our administrative expenses consist mainly of salaries and benefits for our management and administrative personnel, depreciation and amortization expenses for our non-mining related assets, losses resulting from suspensions of mining operations, professional advisor fees, travel and entertainment expenses, miscellaneous office expenses and utilities. In 2010, our administrative expenses also included share-based compensation expenses of RMB17.0 million relating to share options granted to Mr. Li Feilie by CHNR to purchase 1,000,000 shares of CHNR. The options were granted in January 2008 and the related share-based compensation expenses were amortized over three years from 2008 to 2010. We did not have any share-based compensation expenses in 2011 or 2012. See note 28 to our consolidated financial statements included in Appendix I — “Accountants’ Report of the Company.”

In 2010, 2011 and 2012, our administrative expenses were RMB55.8 million, RMB49.4 million and RMB77.3 million, respectively, representing 144.4%, 47.0% and 54.5%, respectively, of our revenue. We expect our administrative expenses to increase in the future as our business and production capacity expands. Moreover, after the completion of our Listing, we will become a stand-alone independent public company and will incur significantly higher levels of legal, accounting, compliance and other administrative expenses than we did as a wholly-owned subsidiary of CHNR. Also, as we intend to adopt the Share Option Scheme after the completion of the Listing to incentivize our management and employees, we expect our share-based compensation expenses to increase significantly in the future.

Other Operating Expenses

Our other operating expenses primarily consist of mine pre-development expenses, administrative penalties and fines, relocation compensation paid to local residents, as well as other miscellaneous levies and charges. In 2010, 2011 and 2012, our other operating expenses were RMB9.0 million, RMB1.5 million and RMB1.6 million, respectively, representing 23.3%, 1.5% and 1.1%, respectively, of our revenue.

Finance Costs

The following table sets forth a breakdown of our finance costs for the years indicated:

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)

Interest on interest-bearing loans	15,987	48,980	83,490
Interest on payable for mining rights	5,845	11,908	5,892
Total interest expense	21,832	60,888	89,382
Less: capitalized interest	(16,244)	(30,065)	(45,609)
Bank charges	90	475	123
Accretion expenses	309	543	637
	6,007	31,841	44,533

Interest on interest-bearing loans is the largest component of our finance costs. Our interest-bearing loans consist of short-term and long-term bank borrowings. As of December 31, 2010, 2011 and 2012, we had total outstanding interest-bearing loans of RMB418.7 million, RMB735.9 million and RMB1,013.5 million, respectively, with effective interest rates ranging from 5.94% to 8.32%, 6.22% to 9.84% and 5.94% to 9.47%, respectively. We expect our interest on interest-bearing loans to increase significantly in future periods, as we intend to increase our short-term and long-term borrowings to fund our operations and capital expenditures. In March and May 2013, we entered into a RMB400.0 million one-year bank loan (bearing a floating annual interest rate of 20% above the one-year base lending rate published by the PBOC) with China Minsheng Bank and a RMB300.0 million 8.00% two-year entrustment loan with Huachuang Securities, respectively, to refinance certain of our non-interest bearing loans from companies controlled by Mr. Li Feilie.

Interest on payable for mining rights relates to our interest expense under our installment payment plans with the Guizhou Provincial Department of Land and Resources in respect of our mining right permits. The interest rate applicable to these installment payment plans is determined annually based on the PBOC’s official benchmark interest rates.

Capitalized interest relates to borrowing costs that directly relate to the acquisition or construction of coal mines that have not commenced commercial production. These borrowing costs are capitalized as part of the cost of the coal mine and not expensed in the period they are incurred. Once commercial production has commenced, however, these borrowing costs may no longer be capitalized and must be expensed in the period incurred. As a result, if we achieve commercial production at additional coal mines in the future, our finance costs may increase.

Bank charges include miscellaneous fees and charges in connection with our long-term and short-term bank borrowings, as well as fees of entrustment loans. As we replaced certain of our intra-company loans with entrustment loans since March 2013, we expect our bank charges to increase in future periods.

Accretion expenses reflect the increase in the present value of our asset retirement obligations due to the passage of time. Accretion expenses are expected to generally increase over time and may be affected by changes in estimates and assumptions regarding the applicable discount rates as well as changes to our estimated asset retirement obligations. See “— Critical Accounting Policies — Asset Retirement Obligations.”

Gain on Bargain Purchase of a Subsidiary

In March 2010, we acquired Guizhou Puxin for a cash consideration of RMB150.0 million, which was less than the fair value of its net assets of RMB774.1 million at the time of the acquisition. As a result, we recognized a one-time gain on bargain purchase of RMB624.1 million in connection with the transaction. This gain is non-recurring and non-cash and should not be viewed as indicative of our future earnings. See “History and Development.”

Net non-operating expense

Net non-operating expense primarily consists of losses on disposal of non-current assets and certain required sponsorships and contributions to the community and certain government organizations. In 2010, 2011 and 2012, our net non-operating expense was RMB1.6 million, RMB0.9 million and RMB2.2 million, respectively.

Taxation

British Virgin Islands Income Tax

Our Company is not subject to any income or capital gains tax under the current laws of the British Virgin Islands. There are currently no dividend withholding taxes in the British Virgin Islands.

Hong Kong Profits Tax

We have one subsidiary, Smartact, incorporated in Hong Kong. Under current Hong Kong laws, companies incorporated in Hong Kong are subject to profits tax at a rate of 16.5%. We have not made any provision for Hong Kong profits tax as we did not have any assessable profits arising in Hong Kong in 2010, 2011 or 2012, and Smartact is exempt from foreign-derived income. There are currently no dividend withholding taxes in Hong Kong.

PRC Income Tax

On March 16, 2007, the PRC National People’s Congress adopted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008. Under the PRC Enterprise Income Tax Law, our PRC subsidiaries are subject to annual enterprise income tax at a rate equal to 25% of their taxable income. Under the PRC Enterprise Income Tax Law, all dividends paid by our PRC subsidiaries to Smartact are subject to a 5% or 10% withholding tax depending on the availability of the relevant tax treaty. No such dividends were paid in 2010, 2011 or 2012.

Prior to 2012, certain of our PRC subsidiaries, including Dayuan Coal, Gouchang Coal, Baiping Mining, Xinsong Coal and Linjiaao Coal were required by the Guizhou local taxation bureau to pay enterprise income tax at a rate of 25% of their “deemed profits” rather than 25% of their taxable income as determined under the PRC Enterprise Income Tax Law. The “deemed profits” of these subsidiaries, which were determined based on the actual revenue of these subsidiaries less certain “deemed expenses” as determined by the Guizhou local taxation bureau, were significantly higher than their taxable income. As a result, in periods prior to 2012, these PRC subsidiaries paid a higher amount of enterprise income tax than what the PRC Enterprise Income Tax law would have otherwise required. In 2012, the Guizhou local taxation bureau confirmed in writing that these PRC subsidiaries should have only been subject to income tax at a rate of 25% of their taxable income as determined under the PRC Enterprise Income Tax Law since January 2011. As a result, we recognized deferred tax assets for prior year tax losses in the amount of RMB15.3 million in 2012. See note 12 to our consolidated financial statements included in Appendix I — “Accountants’ Report of the Company.”

RESULTS OF OPERATIONS

You should read the summary historical consolidated financial statements set forth below in conjunction with our consolidated financial statements included in the Appendix I — “Accountants’ Report of the Company,” together with the accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB. The summary historical consolidated income statements for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated statements of financial position as of December 31, 2010, 2011 and 2012 set forth below are derived from our consolidated financial statements, including the notes thereto, set forth in Appendix I — “Accountants’ Report of the Company.”

Consolidated Income Statements

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands, except per share data)

Revenue	38,668	105,211	141,939
Cost of sales	(25,453)	(74,289)	(95,889)
Gross profit	13,215	30,922	46,050
Selling and distribution expenses	(2,918)	(2,930)	(3,694)
Administrative expense	(55,822)	(49,432)	(77,334)
Other operating expenses	(9,020)	(1,545)	(1,624)
Operating Loss	(54,545)	(22,985)	(36,602)
Finance costs	(6,007)	(31,841)	(44,533)
Interest income	115	564	1,048
Gain on bargain purchase of a subsidiary	624,148	—	—
Non-operating expense, net	(1,577)	(888)	(2,179)
Profit/(Loss) Before Income Tax	562,134	(55,150)	(82,266)
Income tax (expense)/benefit	(6,141)	(9,750)	15,210
Profit/(Loss) for the Year	555,993	(64,900)	(67,056)
Attributable to:
Owners of the Company	562,432	(64,165)	(75,312)
Non-controlling interests	(6,439)	(735)	8,256
	555,993	(64,900)	(67,056)
Earnings/(Losses) Per Share Attributable to Owners of the Company
Basic	562,432	(64,165)	(75,312)
Diluted	562,432	(64,165)	(75,312)

Consolidated Statements of Financial Position

	As of December 31,
	2010	2011	2012
	(RMB in thousands)

Assets
Non-Current Assets
Property, plant and equipment	1,789,275	2,030,611	2,327,641
Rehabilitation fund	19,507	23,018	29,894
Prepayments, deposits and other receivables	15,510	71,846	115,821
Deferred tax assets	—	—	3,752
Total Non-Current Assets	1,824,292	2,125,475	2,477,108
Current Assets
Inventories	5,324	5,328	11,266
Trade and bills receivables	5,577	30,356	48,967
Prepayments, deposits and other receivables	19,839	28,759	37,455
Restricted bank deposits	—	21,000	7,082
Term deposits with an original maturity over three months	—	20,000	20,000
Cash and cash equivalents	76,482	73,642	160,984
Total Current Assets	107,222	179,085	285,754
Total Assets	1,931,514	2,304,560	2,762,862
Liabilities and Equity
Current Liabilities
Trade and bills payables	80,017	69,402	103,798
Other payables and accrued liabilities	26,369	36,406	60,155
Interest-bearing loans	100,000	225,000	443,900
Due to related companies	314,235	451,380	672,401
Interest payable	4,253	5,979	9,093
Income tax payable	240	402	950
Mining rights payables	19,192	22,612	25,568
Total Current Liabilities	544,306	811,181	1,315,865
Net Current Liabilities	437,084	632,096	1,030,111
Total Assets Less Current Liabilities	1,387,208	1,493,379	1,446,997
Non-Current Liabilities
Interest-bearing loans	318,742	510,886	569,630
Interest payable	13,205	18,205	17,894
Deferred tax liabilities	285,849	289,416	267,004
Mining rights payables	132,966	103,378	77,810
Asset retirement obligations	5,482	6,025	7,064
Total Non-Current Liabilities	756,244	927,910	939,402
Total Liabilities	1,300,550	1,739,091	2,255,267

	As of December 31,
	2010	2011	2012
	(RMB in thousands)
Equity
Issued capital	—	—	—
Reserves	554,831	479,784	413,654
Equity Attributable to Owners of the Company	554,831	479,784	413,654
Non-Controlling Interests	76,133	85,685	93,941
Total Equity	630,964	565,469	507,595
Total Liabilities and Equity	1,931,514	2,304,560	2,762,862

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Our revenue increased by 34.9% from RMB105.2 million in 2011 to RMB141.9 million in 2012. This reflected a 95.3% increase in revenue from sales of self-produced coal from RMB72.1 million in 2011 to RMB140.8 million in 2012, which was partially offset by a 96.6% decrease in revenue from sales of third party coal from RMB33.1 million in 2011 to RMB1.1 million in 2012. The increase in revenue from sales of self-produced coal resulted from an increase in sales volume as well as an increase in average selling price. Sales volume of self-produced coal increased from 243,247 tonnes in 2011 to 435,205 tonnes in 2012, principally as a result of an increase in the production output of Baiping Coal Mine in 2012 and the commencement of commercial production at Zhulinzhai Coal Mine in April 2012 and Liujiaba Coal Mine in December 2012, partially offset by the suspension of production at Gouchang Coal Mine from March to August 2012 under certain newly implemented mine gas control requirements in Guizhou. The average selling price of self-produced coal increased from RMB296.4 per tonne in 2011 to RMB323.6 per tonne in 2012, mainly due to the higher market prices of anthracite coal in the PRC in 2012. Revenue from the sales of third party coal decreased, primarily as a result of a decrease in sales volume from 70,811 tonnes in 2011 to 1,805 tonnes in 2012. We do not intend to engage in any significant coal trading activities in the future.

Cost of Sales

Our cost of sales increased by 29.1% from RMB74.3 million in 2011 to RMB95.9 million in 2012. This was primarily due to our increased sales volume. As a percentage of revenue, cost of sales decreased from 70.6% in 2011 to 67.6% in 2012. Cost of sales as a percentage of revenue decreased in 2012 principally due to a significant reduction of our coal trading activities, which had lower profit margins than selling self-produced coal. For our self-produced coal, cost of sales as a percentage of revenue increased from 61.1% in 2011 to 67.3% in 2012. This was mainly the result of an increase in the cost of materials, particularly the cost of explosives and mine roof support materials.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit, which is equal to revenue less cost of sales, increased by 48.9% from RMB30.9 million in 2011 to RMB46.1 million in 2012. Our gross margin, which is equal to gross profit divided by revenue, increased from 29.4% in 2011 to 32.4% in 2012.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 26.1% from RMB2.9 million in 2011 to RMB3.7 million in 2012, primarily due to an increase in our sales and marketing activities as we increased our production output. As a percentage of revenue, sales and distribution expenses decreased from 2.8% in 2011 to 2.6% in 2012.

Administrative Expenses

Our administrative expenses increased by 56.4% from RMB49.4 million in 2011 to RMB77.3 million in 2012. This increase primarily reflected higher salaries and benefits expenses for our administrative staff, as we increased the number of our administrative staff in 2012 to support the growth of our business, losses incurred from the suspension of production at Gouchang Coal Mine from March to August 2012, as well as expenses incurred in connection with the preparation for the Listing. As a percentage of revenue, administrative expenses increased from 47.0% in 2011 to 54.5% in 2012.

Other Operating Expenses

Our other operating expenses increased from RMB1.5 million in 2011 to RMB1.6 million in 2012. Other operating expenses consisted mainly of administrative penalties and fines in 2011 and miscellaneous levies and charges in 2012. As a percentage of revenue, other operating expenses decreased from 1.5% in 2011 to 1.1% in 2012.

Operating Loss

As a result of the foregoing, our operating loss increased by 59.2% from RMB23.0 million in 2011 to RMB36.6 million in 2012.

Finance Costs

Our finance costs increased by 39.9% from RMB31.8 million in 2011 to RMB44.5 million in 2012, principally due to a 70.5% increase in interest expenses on interest-bearing loans from RMB49.0 million in 2011 to RMB83.5 million in 2012. Interest expenses on interest-bearing loans increased primarily because we significantly increased our bank borrowings from RMB735.9 million as of December 31, 2011 to RMB1,013.5 million as of December 31, 2012, and the average interest rate on our outstanding bank borrowings increased from 8.0% in 2011 to 8.5% in 2012. The increase in interest expenses was partially offset by a higher level of capitalized interest in 2012 as compared to

2011, as well as a decrease in interest on payable for mining rights. The higher level of capitalized interest in 2012 was mainly the result of an increase in bank borrowings for funding coal mine construction. Interest on payables for mining rights decreased in 2012 primarily because the mining right premiums for Liujiaba Coal Mine and Gouchang Coal Mine were fully paid in 2012.

Interest Income

Our interest income increased by 85.8% from RMB0.6 million in 2011 to RMB1.0 million in 2012, mainly as a result of an increase in the average balance of our bank deposits in 2012 and, to a lesser extent, an increase in the average yield of our bank deposits.

Net Non-operating Expense

Our net non-operating expense increased significantly from RMB0.9 million in 2011 to RMB2.2 million in 2012, primarily reflecting an increase in sponsorships and contributions to the community and certain government organizations.

Loss Before Income Tax

As a result of the foregoing, our loss before income tax increased by 49.2% from RMB55.2 million in 2011 to RMB82.3 million in 2012.

Income Tax Expense/Benefit

We had an income tax benefit of RMB15.2 million in 2012, compared to an income tax expense of RMB9.8 million in 2011. Our income tax benefit in 2012 primarily reflected the recognition of deferred tax assets of RMB15.3 million, as the Guizhou local taxation bureau confirmed in 2012 that certain of our PRC subsidiaries should have been subject to income tax at a rate of 25% of their taxable income as determined under the PRC Enterprise Income Tax Law since January 2011, rather than 25% of their “deemed profits.” Prior to 2012, certain of our PRC subsidiaries were required by the Guizhou local taxation bureau to pay tax at a rate of 25% of their “deemed profits”, which resulted in these PRC subsidiaries paying a significantly higher amount of tax than otherwise required under the PRC Enterprise Income Tax Law. See “— Descriptions of Key Components of Our Results of Operations — Income Tax — PRC Income Tax.” Our income tax expense in 2011 mainly reflected the enterprise income tax payable by certain of our PRC subsidiaries as determined based on their “deemed profits.”

Profit/(Loss) for the Year

As a result of the foregoing, our loss for the year increased by 3.3% from RMB64.9 million in 2011 to RMB67.1 million in 2012.

Profit/(Loss) Attributable to Non-Controlling Interests and Owners of our Company

Loss attributable to non-controlling interests was RMB0.7 million in 2011, compared to profit attributable to non-controlling interests of RMB8.3 million in 2012. The profit attributable to non-controlling interests in 2012 mainly reflected the minority shareholders’ share of the financial results of Baiping Mining, which recorded a profit in 2012.

Loss attributable to owners of our Company increased by 17.4% from RMB64.2 million in 2011 to RMB75.3 million in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

Our revenue increased significantly from RMB38.7 million in 2010 to RMB105.2 million in 2011, reflecting a 86.4% increase in revenue from sales of self-produced coal from RMB38.7 million in 2010 to RMB72.1 million in 2011, as well as the commencement of our coal trading activities in January 2011. The increase in revenue from sales of self-produced coal was the result of an increase in sales volume as well as an increase in average selling price. Sales volume of self-produced coal increased from 166,362 tonnes in 2010 to 243,247 tonnes in 2011, principally as a result of the commencement of commercial production at Gouchang Coal Mine in April 2011 and an increase in production output at Baiping Coal Mine. The average selling price of self-produced coal increased from RMB232.4 per tonne in 2010 to RMB296.4 per tonne in 2011, mainly due to the general increase in the market prices of anthracite coal in the PRC. In 2011, we generated RMB33.1 million in revenue from the sale of 70,811 tonnes of third party coal as part of our coal trading activities.

Cost of Sales

Our cost of sales increased significantly from RMB25.5 million in 2010 to RMB74.3 million in 2011. This was principally the result of our increased sales volume. As a percentage of revenue, cost of sales increased from 65.8% in 2010 to 70.6% in 2011. Cost of sales as a percentage of revenue increased in 2011 mainly due to the commencement of our coal trading activities in January 2011, which had lower profit margins than selling self-produced coal. For our self-produced coal, cost of sales as a percentage of revenue decreased from 65.8% in 2010 to 61.1% in 2011. This was primarily due to an increase in the average selling price of our self-produced coal, as well as greater economies of scale realized from our higher production volume.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased significantly from RMB13.2 million in 2010 to RMB30.9 million in 2011. Our gross margin decreased from 34.2% in 2010 to 29.4% in 2011.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB2.9 million in both 2010 and 2011, as we did not materially change our sales and marketing activities or the size of our sales and marketing personnel. As a percentage of revenue, sales and distribution expenses were 7.5% in 2010 and 2.8% in 2011.

Administrative Expenses

Our administrative expenses decreased by 11.4% from RMB55.8 million in 2010 to RMB49.4 million in 2011, primarily because no share-based compensation expense was recognized. In 2010, our administrative expenses included share-based compensation expenses of RMB17.0 million allocated from CHNR in connection with the share options granted in 2008 to Mr. Li Feilie to purchase 1,000,000 shares of CHNR. This was partially offset by an increase in salaries and benefits for our administrative staff, as we increased the number of our administrative staff in 2011 to support the growth of our business. As a percentage of revenue, administrative expenses decreased from 144.4% in 2010 to 47.0% in 2011.

Other Operating Expenses

Our other operating expenses decreased by 82.9% from RMB9.0 million in 2010 to RMB1.5 million in 2011, mainly because we were subject to less administrative penalties and fines. Moreover, our operating expenses in 2010 were significantly affected by mine pre-development expenses we incurred totaling RMB1.7 million in respect of Dayun Coal Mine and RMB3.2 million in compensation we paid to certain local residents at Dayuan Coal Mine. As a percentage of revenue, other expenses decreased from 23.3% in 2010 to 1.5% in 2011.

Operating Loss

As a result of the foregoing, our operating loss decreased by 57.9% from RMB54.5 million in 2010 to RMB23.0 million in 2011.

Finance Costs

Our finance costs increased significantly from RMB6.0 million in 2010 to RMB31.8 million in 2011. This increase was principally due to a significant increase in interest expenses on interest-bearing loans from RMB16.0 million in 2010 to RMB49.0 million in 2011, as well as a significant increase in interest on payable for mining rights from RMB5.8 million in 2010 to RMB11.9 million in 2011. Interest expenses on interest-bearing loans increased primarily because of an increase in our bank borrowings from RMB418.7 million as of December 31, 2010 to RMB735.9 million as of December 31, 2011, as well as an increase in the average interest rate on our outstanding bank borrowings from 7.1% in 2010 to 8.0% in 2011. Interest on payables for mining rights increased mainly because of the commencement of paying interest on payables for mining rights for Dayun Coal Mine. These increases were partially offset by a higher level of capitalized interest in 2011 as compared to 2010. The higher level of capitalized interest in 2011 was mainly the result of an increase in bank borrowings for funding coal mine construction.

Interest Income

Our interest income increased from RMB0.1 million in 2010 to RMB0.6 million in 2011, mainly as a result of an increase in the average level of our bank deposits and, to a lesser extent, an increase in the average yield of our bank deposits.

Gain on Bargain Purchase of a Subsidiary

In 2010, we recognized a non-recurring gain on bargain purchase of RMB624.1 million in connection with our acquisition of Guizhou Puxin. We did not recognize a similar gain in 2011.

Non-operating Expense, Net

Our net non-operating expense decreased by 43.7% from RMB1.6 million in 2010 to RMB0.9 million in 2011, primarily because of lower amounts in sponsorships and contributions to the community and certain government organizations.

Profit/(Loss) Before Income Tax

As a result of the foregoing, we recorded a profit before income tax of RMB562.1 million in 2010 and a loss before income tax of RMB55.2 million in 2011. Disregarding the effects of the RMB624.1 million non-recurring time gain on the bargain purchase of Guizhou Puxin, we would have incurred a loss before income tax of RMB62.0 million in 2010.

Income Tax Expense

Our income tax expense increased by 58.8% from RMB6.1 million in 2010 to RMB9.8 million in 2011, primarily as a result of an increase in the “deemed profits” of certain of our PRC subsidiaries. See “— Descriptions of Key Components of Our Results of Operations — Income Tax — PRC Income Tax.”

Profit/(Loss) for the Year

As a result of the foregoing, we recorded a profit of RMB556.0 million in 2010 and a loss of RMB64.9 million in 2011.

Profit/(Loss) Attributable to Non-Controlling Interests and Owners of our Company

Loss attributable to non-controlling interests decreased significantly from RMB6.4 million in 2010 to RMB0.7 million in 2011. Although the Company had a profit of RMB556.0 million in 2010, there was a loss attributable to non-controlling interests in 2010 because the non-controlling interests were mainly related to the minority shareholders of Baiping Mining and Guizhou Yongfu, which did not benefit from the RMB624.1 million non-recurring gain on the bargain purchase of Guizhou Puxin.

Profit attributable to owners of our Company was RMB562.4 million in 2010, compared to a loss attributable to owners of our Company of RMB64.2 million in 2011.

LIQUIDITY AND CAPITAL RESOURCES

We need a substantial amount of cash to fund our operations and capital expenditures. In each of 2010, 2011 and 2012, we had negative net cash flows from operations. In the past, we had primarily funded our operations and capital expenditures with non-interest bearing borrowings from companies controlled by Mr. Li Feilie, as well as short-term and long-term bank and other borrowings. Since March 2013, we began to refinance a significant portion of the non-interest bearing borrowings from companies controlled by Mr. Li Feilie with interest-bearing bank and other borrowings, and we do not anticipate receiving additional non-interest bearing loans from our related companies in the future. As of December 31, 2012, we had cash and cash equivalents of RMB161.0 million and term deposits of RMB20 million, which matured in April 2013. In July 2013, we obtained from China Minsheng Bank a commitment to provide a term loan of up to RMB1.6 billion aggregate principal amount before July 18, 2014, subject to satisfaction of the conditions set forth in such commitment.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(RMB in thousands)

Net cash flows used in operating activities	(39,724)	(62,562)	(70,648)
Net cash flows used in investing activities	(239,205)	(464,669)	(385,152)
Net cash flows from financing activities	303,735	524,372	542,810

Net increase/(decrease) in cash and cash equivalents	24,806	(2,859)	87,010

Net Cash Used in Operating Activities

To date, we have experienced significant negative net cash flows from operating activities. Net cash used in operating activities was RMB70.6 million in 2012, RMB62.6 million in 2011 and RMB39.7 million in 2010. In 2012 and 2011, our negative net cash flows from operating activities were mainly attributable to our loss before income tax of RMB82.3 million in 2012 and RMB55.2 million in 2011, respectively, as adjusted for finance costs and other adjustments for non-cash items. Net cash used in operating activities was RMB39.7 million in 2010, which primarily reflected our profit before income tax of RMB562.1 million, as adjusted for the RMB624.1 million non-cash gain on the bargain purchase of Guizhou Puxin.

Net Cash Used in Investing Activities

Net cash used in investing activities was RMB385.2 million in 2012, RMB464.7 million in 2011 and RMB239.2 million in 2010. Net cash used in investing activities during these periods primarily related to the construction and development of our coal mines and purchases of mining-related equipment and machinery. In 2011, net cash used in investing activities also included a RMB140.1 million payment in respect of the balance of the purchase price for the acquisition of Guizhou Puxin.

Net Cash Generated from Financing Activities

Net cash generated from financing activities was RMB542.8 million in 2012, RMB524.4 million in 2011 and RMB303.7 million in 2010. Net cash from financing activities during these periods mainly reflected the proceeds from bank borrowings and from non-interest bearing borrowings from companies controlled by Mr. Li Feilie.

Capital Expenditure

Our capital expenditures were RMB219.7 million, RMB341.5 million and RMB360.2 million in 2010, 2011 and 2012, respectively. Our capital expenditures mainly related to the construction of our coal mines, purchase of mining-related equipment and machinery and pre-payments for land use rights for our coal mines.

We expect to pay approximately an aggregate of RMB545.0 million in 2013 and 2014 for capital expenditures. These estimated capital expenditures are expected to be used primarily for construction of Dayuan Coal Mine, Dayun Coal Mine and Yongsheng Coal Mine, the construction of a coal beneficiation plant in Jinsha county and the construction of a port along the Wujiang River near Yongsheng coal Mine. Our current plan with respect to capital expenditures is subject to a number of uncertainties and may change due to various reasons, including delays in construction work, unanticipated increases in cost of construction, changes in construction scope and completion time, adverse weather conditions, unexpected changes to applicable regulatory requirements and other unforeseen difficulties. We periodically review our capital expenditure plans and may make adjustments from time to time.

We expect to fund our capital expenditures in 2013 and 2014 through interest-bearing bank and other borrowings. See “— Indebtedness”.

Working Capital

As of December 31, 2012 and      , we had net current liabilities of RMB1,030.1 million and RMB      million, respectively. We intend to fund our cash requirements with additional short-term and long-term bank and other borrowings. As of the Latest Practicable Date, we had RMB      of unused short-term lines of credit and RMB      of undrawn commitments under our long-term credit facilities. In July 2013, we obtained from China Minsheng Bank a commitment to provide a term loan of up to RMB1.6 billion aggregate principal amount before July 18, 2014, subject to satisfaction of the conditions set forth in such commitment. Taking into account the financial resources available to us, our Directors believe that we will have 125% of the working capital required to fund our operations for at least the next 12 months.

INDEBTEDNESS

Loans From Related Companies

As of December 31, 2010, 2011 and 2012, our loans from companies controlled by Mr. Li Feilie were RMB314.2 million, RMB451.4 million and RMB672.4 million, respectively. These loans were non-interest bearing, unsecured and payable on demand. In 2013, we repaid a significant portion of our loans from related companies with interest-bearing bank and other borrowings. As of the Latest Practicable Date, our outstanding loans from companies controlled by Mr. Li was RMB      million.

Interest-Bearing Loans

Our interest-bearing loans consist of short-term and long-term bank and other borrowings.

As of December 31, 2012, the total outstanding amount of our short-term bank and other borrowings and the current portion of our outstanding long-term bank borrowings were RMB443.9 million. All of our outstanding short-term bank and other borrowings were guaranteed by Mr. Li Feilie and/or companies controlled by him. Our short-term bank and other borrowings typically have floating interest rates. As of December 31, 2012, the effective interest rates on our outstanding short-term bank borrowings ranged from 6.40% to 9.00%.

As of December 31, 2012, we had total outstanding long-term bank borrowings (excluding the current portion) of RMB569.6 million. We obtained our long-term bank borrowings from various financial institutions under several credit facilities. All of our long-term bank borrowings are guaranteed by Mr. Li Feilie and/or companies controlled by him and certain of our long-term bank borrowings are secured by pledges of our mining rights, equity interests in Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayun Coal and certain of our time deposit. As of the Latest Practicable Date, the total amount of bank borrowings that were guaranteed by Mr. Li and/or companies controlled by him was approximately RMB      million, representing approximately      % of our total borrowings. We have obtained in-principle consents from Bank of Chongqing, China Minsheng Bank, China Merchants Bank, Bank of Communications, Industrial and Commercial Bank of China and Huachuang Securities to release the guarantees for at least RMB1,375.0 million of the borrowings, to be effective upon the Listing and subject to the completion of certain administrative procedures of the banks, which is expected to be completed in approximately one to three months after the Listing. See “Relationship With Our Controlling Shareholders — Independence From Our Controlling Shareholders — Financial Independence.” Our long-term bank borrowings typically have floating interest rates. As of December 31, 2012, the effective interest rates on our outstanding long-term bank borrowings ranged from 6.40% to 8.52%. Our long-term bank borrowings agreements contain restrictive covenants providing for certain restrictions relating to, among others, mergers and consolidations, incurrence of additional indebtedness or guarantees, disposals of a substantial portion of our assets, significant changes in the ownership of our subsidiaries and payment of dividends or other distributions.

In March 2013, we entered into several 7.38% three-year entrusted loans with an aggregate principal amount of RMB83.6 million with China Minsheng Bank, an unrelated third party, which have been fully drawn down.

In March 2013, we entered into a RMB400.0 million 7.20% one-year loan with China Minsheng Bank, which has been fully drawn down.

In March 2013, we entered into a RMB50.0 million 8.40% one-year loan with Bank of Chongqing, which has been fully drawn down. The loan is guaranteed by Feishang Enterprise.

In March 2013, we entered into a RMB131.0 million interest-free three-year entrusted loan with China Minsheng Bank, which has been fully dawn down.

In May 2013, we entered into a RMB300.0 million 8.00% two-year loan with Guizhou Bank, which has been fully drawn down. The loan is guaranteed by Feishang Enterprise, Feishang Energy and Mr. Li Feilie.

In July 2013, we entered into a RMB105.0 million 7.38% three-year entrusted loan with China Minsheng Bank, which has been fully drawn down.

In July 2013, we obtained from China Minsheng Bank a commitment to provide a term loan of up to RMB1.6 billion aggregate principal amount before July 18, 2014, subject to satisfaction of the conditions set forth in such commitment.

For additional information on bank and other borrowings, see note 36 to our consolidated financial statements included in Appendix I — “Accountants’ Report of the Company.”

During the Track Record Period and as of the Latest Practicable Date, the Directors confirmed that we had no material defaults in relation to our bank borrowings or breaches of covenants in the bank borrowings, or payment of trade or non-trade payables.

As of      , we had RMB      of unused short-term lines of credit and RMB      of undrawn commitments under our long-term credit facilities.

The Directors have confirmed that unless otherwise disclosed in the listing document there has not been any material change in our indebtedness since December 31, 2012.

Mining Rights Payables

Mining rights payables are payables under our installment payment plans with the Guizhou Provincial Department of Land and Resources for the acquisition of our mining rights. Interest on our outstanding mining rights are determined annually by reference to the official benchmark interest rates published by the PBOC. As of December 31, 2012, the interest rate on our outstanding mining rights payables ranged from 6.15% to 6.55%.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments due by period
	Total	On demand	Within 1 year	2-3 years	4-5 years	After 5 years
	(RMB in thousands)

Interest-bearing loans	1,162,600	—	508,388	410,400	243,812	—
Mining rights payables	142,758	—	32,234	60,391	50,133	—
Due to related companies	672,401	672,401	—	—	—	—
Capital commitments, contracted but not provided for	94,625	—	91,467	3,158	—	—
Operating leases commitments	97	—	73	24	—	—
Total	2,072,481	672,401	632,162	473,973	293,945	—

CONTINGENT LIABILITIES

As the Latest Practicable Date, except for bank borrowings disclosed above and intra-group liabilities, we did not have any loan capital or debt securities issued or agreed to be issued, outstanding bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits, finance leases or hire purchase commitments or guarantees or material contingent liabilities.

LISTING EXPENSES

As of December 31, 2012, we had incurred expenses in connection with the Listing of RMB 9.7 million, which were accounted for as our administrative expenses for the year ended December 31, 2012. We expect to further incur an additional RMB37.1 million to RMB47.6 million of expenses in connection with the Listing, which are subject to adjustments to be agreed by the Company, the Joint Sponsors and other parties. We do not believe the additional expenses will have a material impact on our results of operations.

KEY FINANCIAL RATIOS

The table below sets forth our key financial ratios as of or for the dates or for the periods.

	As of or for the year ended December 31,
	2010	2011	2012

Inventory turnover days(1)	49	26	31
Average trade and bill payable turnover days(2)	660	362	325
Average trade and bill receivable turnover days(3)	29	61	101
Gearing ratio(4)	47.5%	60.4%	68.8%
Gross margin(5)	34.2%	29.4%	32.4%

(1)         Inventory turnover days are calculated by dividing the arithmetic mean of the opening and closing balances of inventories for the year by cost of sales in that year and multiplying by 360 days. As we did not have any commercial production until March 18, 2010, inventory turnover days in 2010 is calculated by dividing the arithmetic mean of the balance of inventories as of March 18 and December 31, 2010 by cost of sales for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(2)         The average trade and bill payable turnover days are calculated by dividing the arithmetic mean of opening and ending balance of trade and bill payable for the year by cost of sales in the year and then multiplying by 360 days. As we did not have any commercial production until March 18, 2010, the average trade and bill payables turnover days in 2010 is calculated by dividing the arithmetic mean of the balance of trade and bill payables as of March 18 and December 31, 2010 by cost of sales for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(3)         The average trade and bill receivable turnover days are calculated by dividing the arithmetic mean of opening and ending balance of trade and bill receivables for the year by revenue in that year and then multiplying by 360 days. As we did not have any commercial production until March 18, 2010, the average trade and bill receivables turnover days in 2010 is calculated by dividing the arithmetic mean of the balance of trade and bill receivables as of March 18 and December 31, 2010 by revenue for the period beginning on March 18, 2010 and ending on December 31, 2010, and multiplying by 280 days.

(4)         Gearing ratio is calculated by dividing total interest-bearing debt by total capital at the end of the year and multiplying by 100%. Interest-bearing debt includes interest-bearing loans and mining rights payables. Capital includes total equity and interest-bearing debt.

(5)         Gross margin is calculated by dividing gross profit by revenue at the end of the year and multiplying by 100%.

Inventory turnover days

In 2010, 2011 and 2012, our inventory turnover days were 49 days, 26 days, and 31 days, respectively. Our inventory turnover days was higher in 2010 than in 2011 and 2012 mainly because of lower sales, which resulted in a higher level of inventory in 2010.

Average Trade and Bill Payable Turnover Days

In 2010, 2011 and 2012, our average trade and bill payable turnover days were 660 days, 362 days, and 325 days, respectively. Our average trade and bill payable turnover days were significantly higher in 2010 than in 2011 and 2012 primarily because we had a higher amount of payables relating to construction and other non-operating activities, which generally have a longer payment periods than trade and bill payables relating to operating activities.

Average Trade and Bill Receivable Turnover Days

In 2010, 2011 and 2012, our average trade and bill receivable turnover days were 29 days, 61 days, and 101 days, respectively. Our average trade and bill receivable turnover days increased significantly in 2012 mainly due to certain of our power producer customers taking a longer amount of time to settle payments due to certain operating difficulties.

Gearing Ratio

As of December 31, 2010, 2011 and 2012, our gearing ratio was 47.5%, 60.4% and 68.8%, respectively. Our gearing ratio increased throughout the Track Record Period as we increased our interest-bearing borrowings to support the growth of our business and meet our capital expenditure requirements.

Gross Margin

As of December 31, 2010, 2011 and 2012, our gross margin was 34.2%, 29.4% and 32.4%, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

As of the Latest Practicable Date, we did not have any material off-balance sheet arrangements. We have not entered, and do not intend to enter, into any derivative transactions for trading purposes.

MARKET RISK DISCLOSURE

We are exposed to various types of market risks in the ordinary course of business, including credit risk, foreign currency risk, interest rate risk and liquidity risk. We have not used any derivatives or other instruments for hedging purposes.

Credit Risk

We are exposed to credit risk in connection with our trade receivables, bill receivables and our cash deposits.

Trade Receivables

Our trade receivables are mainly derived from anthracite coal sales and are typically unsecured. We mitigate the credit risks relating to our trade receivables by performing credit evaluations and monitoring outstanding balances of our trade receivables regularly. We recognize impairment for trade receivables primarily based on our historical write-off experience, the age of the outstanding balances and other factors regarding the specific customer’s credit-worthiness and current market conditions. We have not recognized any provision for impairment of trade receivables in 2010, 2011 or 2012. Our largest five customers accounted for 66.6%, 73.5% and 56.7% of our revenue in 2010, 2011 and 2012, respectively. Our outstanding trade receivables from our largest five customers accounted for 59.4%, 84.2% and 87.2% of our total trade receivables in 2010, 2011 and 2012, respectively.

Bill Receivables

Bill receivables represent letters of credit obtained by our customers to finance purchases which have been presented to banks for payment after delivery of goods to customers. As of December 31, 2012, all of our outstanding bills receivables were guaranteed by financial institutions. Bill receivables typically have a term of maturity of six months.

Cash and Term Deposits

We maintain our cash and cash deposits primarily with PRC state-owned banks and Hong Kong-based financial institutions which we believe are of high credit quality. We perform periodic evaluations of the relative credit standing of those financial institutions.

Commodity Price Risk

Our main exposure to commodity price risk relates to fluctuations in the average selling prices of anthracite coal, which are affected to a significant extent by the market price of anthracite coal in Guizhou. Anthracite coal prices can fluctuate significantly and are affected by many factors beyond our control. We have not engaged in any hedging transactions to manage our commodity price risk. Set forth below is a sensitivity analysis illustrating the effects of a 10% increase or decrease in the average selling price of our anthracite coal on our revenue and gross profit for the periods indicated:

	Year ended December 31, 2012	Coal Price
	Actual	+ 10%	- 10%
	(RMB in millions, except percentages)

Total revenue	141.9	14.2	(14.2)
% Change		10%	(10)%
Gross profit	46.1	14.1	(14.1)
% Change		30.6%	(30.6)%

	Year ended December 31, 2011	Coal Price
	Actual	+ 10%	- 10%
	(RMB in millions, except percentages)

Total revenue	105.2	10.5	(10.5)
% Change		10%	(10)%
Gross profit	30.9	7.5	(7.5)
% Change		24.3%	(24.3)%

	Year ended December 31, 2010	Coal Price
	Actual	+ 10%	- 10%
	(RMB in millions, except percentages)

Total revenue	38.7	3.9	(3.9)
% Change		10%	(10)%
Gross profit	13.2	3.9	(3.9)
% Change		29.3%	(29.3)%

Foreign Currency Risk

Our financial statements are presented in, and our functional currency is, Renminbi. The Renminbi is not freely convertible into foreign currencies. The SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currencies. The value of Renminbi is subject to changes in PRC Government policies and international economic and political developments which affect the supply and demand of Renminbi. All foreign exchange transactions take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC.

Interest Rate Risk

Our exposure to the interest rate risk arises primarily from our long-term obligations with floating interest rates, including certain long-term bank loans and other borrowings and mining rights payables. We have not entered into any interest rate swaps or any other hedging transactions to manage our interest rate risks. As of December 31, 2012, 87.5% of the total outstanding principal amounts of our bank loans, and all of our mining right payables, had floating interest rates. Set forth below is a sensitivity analysis illustrating the effects of a 100 basis point increase or decrease in interest rates on our long-term interest-bearing loans and mining right payables and on our profit before tax for the periods indicated:

	Increase/(decrease) in basis points	Increase/(decrease) in profit before tax
		(RMB in thousands)

Year ended December 31, 2010	100	(668)
	(100)	668
Year ended December 31, 2011	100	(2,841)
	(100)	2,841
Year ended December 31, 2012	100	(4,289)
	(100)	4,289

Liquidity Risk

We manage our liquidity risk by regularly monitoring our liquidity requirements and compliance with debt covenants to ensure that we maintain sufficient cash and cash equivalents to meet our liquidity requirements. Set forth below is the maturity profile of our financial liabilities based on contractual undiscounted payments as of the dates indicated.

As of December 31, 2012	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	(RMB in thousands)

Trade and bills payable	—	103,798	—	—	103,798
Other payables and accrued liabilities	—	22,022	—	—	22,022
Interest-bearing loans	—	508,388	654,212	—	1,162,600
Due to related companies	672,401	—	—	—	672,401
Mining rights payable	—	32,234	110,524	—	142,758
Total	672,401	666,442	764,736	—	2,103,579

As of December 31, 2011	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	(RMB in thousands)

Trade and bills payable	—	69,402	—	—	69,402
Other payables and accrued liabilities	—	9,964	—	—	9,964
Interest-bearing loans	—	277,992	557,015	49,146	884,153
Due to related companies	451,380	—	—	—	451,380
Mining rights payable	—	27,644	121,529	18,256	167,429
Total	451,380	385,002	678,544	67,402	1,582,328

As of December 31, 2010	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	(RMB in thousands)

Trade and bills payable	—	80,017	—	—	80,017
Other payables and accrued liabilities	—	8,700	—	—	8,700
Interest-bearing loans	—	134,357	270,000	48,742	453,099
Due to related companies	314,235	—	—	—	314,235
Mining rights payable	—	22,980	118,758	46,513	188,251
Total	314,235	246,054	388,758	95,255	1,044,302

STATEMENT OF NET CURRENT LIABILITIES

As of      , we had net current liabilities of RMB     . See “— Liquidity and Capital Resources — Working Capital” for a discussion of our net current liabilities.

DISCLOSURE REQUIRED UNDER THE LISTING RULES

As of the Latest Practicable Date, we are not aware of any circumstances that would give rise to a disclosure required under Rules 13.13 to 13.19 of the Listing Rules.

DIVIDEND POLICY

We have not declared or paid any dividends since our incorporation, and we have no current intention of declaring or paying any dividends after the completion of the Listing. However, the determination to pay dividends will be made at the direction of our board of directors and will be based on our profits, cash flows, financial condition, capital requirements and other conditions that our board of directors deems relevant. The payment of dividends may be limited by legal restrictions and agreements that we may enter into in the future.

See “Summary of BVI company law and taxation” included in Appendix IV — “Summary of the Constitution of Our Company and British Virgin Islands Companies Law.”

RECENT ACCOUNTING PRONOUNCEMENTS

See note 2.3 to our consolidated financial statements included in Appendix I — “Accountants’ Report of the Company.”

NO MATERIAL ADVERSE CHANGE

The Directors have confirmed there has been no material adverse change in our financial position or prospects since December 31, 2012.

RELATIONSHIP WITH OUR CONTROLLING SHAREHOLDERS

OUR CONTROLLING SHAREHOLDERS AND THEIR RETAINED BUSINESSES

As of the Latest Practicable Date, Mr. Li Feilie, through its 100% shareholding in Laitan Investments, indirectly held 100% of the issued share capital of Feishang, which in turn held approximately 58.13% of the issued share capital of CHNR. Mr. Li also directly held approximately 1.2% of the issued share capital of CHNR as of the Latest Practicable Date.

The Distribution will be satisfied wholly by way of a distribution in specie to all CHNR Shareholders of an aggregate of 124,554,580 Shares, representing 100% of the issued share capital of our Company, in proportion to their respective shareholdings in CHNR on the Distribution Record Date. Pursuant to the Distribution, the CHNR Shareholders will be entitled to five Shares for every CHNR Share held on the Distribution Record Date. As a result, following completion of the Spin-off, although CHNR will no longer hold any interest in our Company, Mr. Li Feilie, Laitan Investments and Feishang will continue to be our Controlling Shareholders and the controlling shareholders of CHNR. In addition to his interests in CHNR and our Company, Mr. Li also engages in other businesses through his approximately 60.74% interest in Feishang Enterprise. The following is a summary of the businesses conducted by our Controlling Shareholders and Feishang Enterprise. None of these businesses compete with our business.

Nonferrous metal and non-metal mineral mining

•                  Copper. Feishang Enterprise, through its subsidiary, holds 49% of the equity interest in Wuhu Hengxin Copper Industrial Group Co., Ltd., which in turn holds 28.74% of the equity interest in Anhui Xinke New Materials Co. Ltd., a company whose shares are listed on the Shanghai Stock Exchange. Wuhu Hengxin Copper Industrial Group Co., Ltd. is engaged in the copper refining business and Anhui Xinke New Materials Co. Ltd. is involved in the production of copper-based alloy materials.

•                  Iron, zinc and other nonferrous metals. In addition to coal mining operations which are conducted through our Company, CHNR is also engaged in the exploration, mineral extraction, processing and sales of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui province of the PRC. These operations are conducted by Wuhu Feishang and Yunnan Feishang, through which the CHNR Group owns and has the right to operate Yangchong Mine, Sichong Mine, Baiguochong Mine and Luojiachong Mine.

•                  Non-metals minerals. Anhui Xinke New Materials Co. Ltd., a company which is held as to 28.74% by Wuhu Hengxin Copper Industrial Group Co., Ltd. which in turn is held as to 49% by Feishang Enterprise through its subsidiaries, also produces and sells non-metal minerals and materials such as carbon fiber reinforced metal matrix composite, rare and precious metals, and porcelain. In addition, Feishang, through its indirect subsidiary, Wuhu Feishang Non-Metal Materials Co., Ltd., mines, produces and sells bentonite.

Meager-lean coal

The Sanjiazhai Mine

Feishang Enterprise, pursuant to a trust arrangement, controls 100% of the equity interest in Guizhou Jusheng Energy Co., Ltd. which in turn owns and operates the Sanjiazhai Mine. The Sanjiazhai Mine is a meager-lean coal mine located in Liuzhi county of Guizhou province. The Sanjiazhai Mine was acquired by Feishang Enterprise on November 29, 2010 to provide upstream supply coal to its steel business and will be retained by Feishang Enterprise following the Spin-off. The Sanjiazhai Mine will not form a part of our business upon completion of the Spin-off for the following reasons:

•                  The Sanjiazhai Mine produces meager-lean coal rather than anthracite coal as produced by our anthracite coal mines, and does not have a meaningful portfolio of anthracite coal. It also has only an expected annual production capacity of 150,000 tonnes of meager-lean coal, and an expected reserve of 8.42 million tonnes of meager-lean coal under the PRC Solid Mineral Resources/Reserves Classification Code.

•                  The Sanjiazhai Mine does not satisfy the listing requirements under Chapter 18 of the Listing Rules. As of June 30, 2013, the Sanjiazhai Mine remained in the pilot run stage.

Our Directors believe that there is generally no competition between our core business and the operations of the Sanjiazhai Mine for the following reasons:

•                  The Sanjiazhai Mine produces meager-lean coal rather than anthracite coal, which has different uses and is expected to be used primarily by Feishang Enterprise in its steel business.

•                  The Sanjiazhai Mine is limited in scale with an expected reserve of 8.42 million tonnes of meager-lean coal under the PRC Solid Mineral Resources/Reserves Classification Code, compared to our Company’s proved and probable reserves of approximately 210.28 million tonnes.

Feishang Energy and Guizhou Puxin and their statuses as coal mine consolidators in Guizhou

On July 16, 2013, the Energy Bureau of Guizhou Province issued a confirmation letter which stated the following:

•                  Feishang Energy, an indirect wholly-owned subsidiary of Feishang Enterprise, is one of the coal enterprises that have been assessed as meeting the requirements to be a coal mine consolidator in Guizhou under the notice published by the Office of Guizhou Coal Enterprises Consolidation Leading Group on February 28, 2013.

•                  as Feishang Energy has been assessed as meeting the requirements to be a coal mine consolidator and Guizhou Puxin (including its subsidiaries and their anthracite coal mines) is an affiliated entity of Feishang Energy, Guizhou Puxin will also be deemed to meet the requirements to be a coal mine consolidator in Guizhou.

•                  Accordingly, Guizhou Puxin (including its subsidiaries and their anthracite coal mines) would not be subject to consolidation or required to be closed down under Guizhou’s consolidation policies. In particular, Guizhou Puxin would not be the subject of or be subject to the acquisition or consolidation by other third party coal mine consolidators in Guizhou.

•                  Upon the request of the relevant government authorities in Guizhou to acquire or consolidate another coal mine or coal enterprise in Guizhou (the “Consolidation Opportunity”), the ultimate beneficial shareholder of Feishang Energy and Guizhou Puxin may designate either one of them to be the primary consolidator or acquirer.

Notwithstanding that Feishang Energy will not form part of our Company following the Listing, our Directors believe that there is generally no competition between our core business and the operations of Feishang Energy for the following reasons:

•                  Feishang Energy has provided certain non-competition undertakings in our favor, the details of which are set out in “— Deed of Non-Competition.” Such undertakings will take effect on the Listing Date and will remain in full force and be terminated until the date on which Feishang Enterprises ceases to be qualified as a coal mine consolidator in Guizhou.

•                  As a result of Feishang Energy’s non-competition undertakings and Guizhou Puxin’s status as a qualified consolidator of coal mines and coal enterprises in Guizhou:

•                  Feishang Energy may not engage in businesses that directly or indirectly compete with our core businesses.

•                  Feishang Energy must give us the first opportunity to utilize any Consolidation Opportunity and to use its best endeavours to procure that such opportunities are first offered to us.

•                  We (through Guizhou Puxin) may selectively pursue Consolidation Opportunities which are appropriate for our business and operations of producing high quality anthracite coal products.

•                  We (through Guizhou Puxin) may further exercise our right to purchase from Feishang Energy any interest in coal mines or coal enterprises which was first offered to, but had not been acquired by, Guizhou Puxin and are acquired by Feishang Energy, as and when we consider such opportunities to be appropriate for our business and operations of producing high quality anthracite coal products.

Forestry

Feishang Enterprise owns slash pine plantations in Jiangxi. Through its subsidiary, Jiangxi Feishang Forestry Co., Ltd., Feishang Enterprise engages in the production, sales and research and development of rosin and the processing of abietic resin and turpentine. Through its subsidiary, Taihe Feishang Forestry Co., Ltd., Feishang Enterprise engages in the production of tackifying resin, resin coating and polyamide resin.

Other businesses

Feishang Enterprise, through its indirect subsidiary, Wuhu Port Company Limited, provides port services. Wuhu Port Company Limited, in turn, through its 25.86% interest in Wuhu Port Storage and Transportation Company Limited, a company whose shares are listed on the Shanghai Stock Exchange, provides modern logistics services comprising loading, storage, transportation and trading.

DEED OF NON-COMPETITION

The Controlling Shareholders and Feishang Energy have executed the Deed of Non-Competition in our favor on       2013, pursuant to which each of them has undertaken to:

•                  not, and procure that their respective subsidiaries or parties controlled by them either solely or jointly with another Controlling Shareholder or any other party (“Affiliates”) will not, either on their own account or in conjunction with or on behalf of any person, firm or company, directly or indirectly, be interested or engaged in or acquire or hold any right or interest (in each case whether as a shareholder, partner, agent or otherwise) in any business which directly or indirectly competes or may so compete with the Core Businesses;

•                  notify our Company of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (“New Business Opportunity”), if any of them becomes aware of such business opportunity; and

•                  use its best endeavours to procure that the New Business Opportunity is first offered to our Company on terms and conditions that are fair and reasonable.

For the purpose of the Deed of Non-Competition, “Core Businesses” shall include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC.

Each of the Controlling Shareholders and Feishang Energy also unconditionally and irrevocably undertakes to grant to us the following options and pre-emptive rights:

•                  options to purchase on the basis of valuations conducted by an independent qualified valuer jointly appointed by the relevant Controlling Shareholder, Feishang Energy and us, subject to any relevant laws and applicable listing rules and existing third party pre-emptive rights:

•                  any interest in the relevant Controlling Shareholder’s or Feishang Energy’s business, including any business of their respective Affiliates, which directly or indirectly competes or is likely to compete with the Core Businesses; and

•                  any interest in any business of a Controlling Shareholder or Feishang Energy or their respective Affiliates resulting from a New Business Opportunity which has been offered to us, but has not been purchased by us, and has been retained by a Controlling Shareholder, Feishang Energy or their respective Affiliates; and

•                  pre-emptive rights to purchase on fair and reasonable terms any new or existing business of the Controlling Shareholders, Feishang Energy or any of their respective Affiliates that directly or indirectly competes, or may so compete with the Core Businesses, subject to any relevant laws and applicable listing rules and existing third party pre-emptive rights.

The Deed of Non-Competition does not restrict each of the Controlling Shareholders, Feishang Energy and their respective Affiliates to:

•                  hold, directly or indirectly securities of any company listed on the Stock Exchange or other recognized stock exchange which is primarily engaged in any Core Business provided that the interests of the relevant Controlling Shareholder and its Affiliates or Feishang Energy and its Affiliate, in each case, in such company represents in aggregate not more than 5% of the total issued share capital of such company and that the relevant Controlling Shareholder and its Affiliates or Feishang Energy and its Affiliates, in each case, individually or together, are not in control of the board of directors of such company;

•                  hold shares and other securities in us and our subsidiaries or Feishang Energy; and/or

•                  hold shares and other securities of any company listed on the Stock Exchange or other stock exchange whose primary business is not the Core Businesses.

Furthermore, each of the Controlling Shareholders and Feishang Energy undertakes to us to provide an annual confirmation to us and our independent non-executive Directors regarding their compliance and the compliance of their Affiliates (as relevant) with the Deed of Non-Competition.

We will disclose the review by our independent non-executive Directors of the compliance, and enforcement of, the Deed of Non-Competition in our annual report or by way of announcement to the public in compliance with the requirements of the Listing Rules. In the event any New Business

Opportunities presented by or otherwise arising in connection with any of the Controlling Shareholders or Feishang Energy are turned down by us according to the Deed of Non-Competition, we will disclose the decision, as well as the basis for such decision in our annual report or interim report.

The Deed of Non-Competition will take effect on the Listing Date and will remain in full force and be terminated:

•                  in respect of the Controlling Shareholders, upon the earlier of:

i.                  the date on which the relevant Controlling Shareholders and/or their Affiliates cease to be a controlling shareholder of us within the meaning of the Listing Rules;

ii.               the date on which our Shares cease to be listed on the Stock Exchange; and

iii.            the date on which our Company ceases to engage in the Core Businesses; and

•                  in respect of Feishang Energy only, on the date on which it ceases to be qualified as a coal mine consolidator in Guizhou.

For the avoidance of doubt, CHNR, together with its subsidiaries and the parties controlled by it, will become an Affiliate of Mr. Li Feilie upon the completion of the Spin-off and be subject to the relevant undertakings set forth above.

INDEPENDENCE FROM OUR CONTROLLING SHAREHOLDERS

Our Directors confirm that, for the reasons set forth below, we will be able to conduct our business independently of our Controlling Shareholders and their respective associates following the Listing and completion of the Spin-off.

Management independence

Feishang Enterprise, Feishang, Laitan Investments, CHNR and their subsidiaries, on the one hand, and our Company, on the other hand, have boards of directors or equivalent decision making bodies that function independently of each other. While Mr. Li Feilie overlaps as a director between the respective boards of directors of Feishang Enterprise, CHNR and our Company, he will spend the necessary time and attention required as an executive Director of our Company to formulate an overall business strategy and oversee the corporate development of our Company. There will not be any other Directors who also serve on the board of directors of CHNR upon completion of the Spin-off.

Each of our Directors is aware of his or her fiduciary duties as a Director which require, among other things, that he or she acts for the benefit and in the best interests of our Company and does not allow any conflict between his or her duties as a Director and his or her personal interest. In the event there is a potential conflict of interest arising out of any transaction to be entered into between our Company and our Directors or their respective associates, the interested Director(s) will, if his or her or any of his or her associates’ interest in such contract or arrangement is material, declare the nature of his or her interest in accordance with the Articles of Association and will not vote on or be counted in the quorum for any resolution of the Board in respect of such contract or arrangement unless so authorized by the Articles of Association.

The Directors have confirmed that they do not have any interests in any business which directly or indirectly competes or is likely to compete, directly or indirectly, with the Core Businesses as of the date of this listing document.

Business operations

We are engaged mainly, among other things, in the production and sale of anthracite coal. We have full rights to make decisions on and to carry out our own business and operations independently. The principal supplies and equipment we use are generally widely available and we are not dependent on the Controlling Shareholders for such supplies and equipment. We also have direct and close contact with our customers without dependence on the Controlling Shareholders for market access. Moreover, we have sufficient capital, equipment and employees to operate our business independently.

Operational independence

Our operational decisions are made by our Directors and senior management. We have established our own set of organizational structure made up of individual departments, each with specific areas of responsibilities. We have also established a set of internal controls to facilitate the effective operation of our business.

Financial independence

We have established an independent finance department responsible for discharging the treasury, accounting, reporting, group credit and internal control functions independent from the Controlling Shareholders and their subsidiaries (excluding our Company). In addition, we have established our bank accounts independent of our Controlling Shareholders. We also make tax registrations independently of our Controlling Shareholders and pay taxes independently of our Controlling Shareholders pursuant to applicable laws. We have employed a sufficient number of dedicated financial accounting personnel responsible for financial auditing of our accounts.

During the Track Record Period and thereafter, our Controlling Shareholders and their subsidiaries have provided certain financial assistance to our Company in the form of shareholders’ loans and guarantees.

The following table sets forth the details of the financial assistance provided by our Controlling Shareholders and their subsidiaries (excluding our Company) to our Company as of the Latest Practicable Date:

Borrower	Lender	Date of loan agreement	Loan amount (RMB)	Purpose	Term	Outstanding loan amount as of Latest Practicable Date (RMB)	Connected person providing guarantee	Security provided by our Company in respect of the financial assistance

The Entrusted Loan

Guizhou Puxin	Feishang Management through China Minsheng Bank, Chongqing Branch	March 19, 2013	131,000,000	Replacing the inter-company loan	March 19, 2013 - March 19, 2016	131,000,000	Nil	Nil

		TOTAL	131,000,000		TOTAL	131,000,000

Bank loans guaranteed by our Controlling Shareholders or their subsidiaries (excluding our Company) (“Connected Guarantees”) that are expected to be released after the Listing and completion of the Spin-off

Guizhou Puxin	China Minsheng Bank, Chongqing Branch	August 24, 2010	150,000,000	Financing the acquisition of business projects	August 11, 2010 - August 11, 2013	100,000,000	Mr. Li Feilie and Wuhu Port	Nil

Guizhou Puxin	China Merchants Bank, Guiyang Branch	January 29, 2013	20,000,000	General working capital and financing the inter-company purchase of coal	January 29, 2013 - January 28, 2014	20,000,000	WFID	Nil

Guizhou Puxin	China Merchants Bank, Guiyang Branch	February 27, 2013	30,000,000	Financing the inter-company purchase of coal	February 27, 2013 - February 26, 2014	30,000,000	WFID	Nil

Guizhou Dayun	China Merchants Bank, Guiyang Branch	December 19, 2011	300,000,000	Financing the construction of Dayun Coal Mine	December 20, 2011 - December 19, 2017	180,000,000	Mr. Li Feilie and Feishang Enterprise	Nil

Borrower	Lender	Date of loan agreement	Loan amount (RMB)	Purpose	Term	Outstanding loan amount as of Latest Practicable Date (RMB)	Connected person providing guarantee	Security provided by our Company in respect of the financial assistance

Xinsong Coal	China Minsheng Bank, Chongqing Branch	May 5, 2011	50,000,000	Financing the improvement project of Liujiaba Coal Mine	May 5, 2011 - May 5, 2014	45,000,000	WFID	Nil

Dayuan Coal	Bank of Communications, Guizhou Branch	June 26, 2012	100,000,000	Ramp-up of Dayuan Coal Mine	June 26, 2012 - June 26, 2015	96,900,000	WFID and Mr. Li Feilie	Nil

Guizhou Puxin	Industrial and Commercial Bank of China, Guiyang Branch	September 27, 2012	25,000,000	General working capital	October 8, 2012 - October 7, 2018	25,000,000	Mr. Li Feilie and Feishang Enterprise	Nil

Guizhou Dayun	Industrial and Commercial Bank of China, Jinsha Branch	December 17, 2012	150,000,000	Financing the construction of Dayun Coal Mine	December 26, 2012 - December 25, 2018	10,000,000	Mr. Li Feilie and Feishang Enterprise	Nil

Guizhou Puxin	China Everbright Bank, Chongqing Branch	November 2, 2012	30,000,000	General working capital	November 2, 2012 - November 2, 2013	30,000,000	Feishang Enterprise	Nil

Guizhou Puxin	China Everbright Bank, Guiyang Branch	February 4, 2013	20,000,000	General working capital and financing the inter-company purchase of coal	February 4, 2013 - February 3, 2014	20,000,000	Mr. Li Feilie and Feishang Enterprise	Nil

Linjiaao Coal	Bank of Chongqing, Guiyang Branch	August 23, 2011	90,000,000	Financing the improvement project of Linjiaao Coal Mine	August 24, 2011 - August 23, 2015	90,000,000	Mr. Li Feilie and WFID	Nil

Borrower	Lender	Date of loan agreement	Loan amount (RMB)	Purpose	Term	Outstanding loan amount as of Latest Practicable Date (RMB)	Connected person providing guarantee	Security provided by our Company in respect of the financial assistance

Guizhou Puxin	Bank of Chongqing, Guiyang Branch	March 29, 2013	50,000,000	General working capital	March 29, 2013 - March 28, 2014	50,000,000	Feishang Enterprise	Nil

Guizhou Puxin	Huachuang Securities through Guizhou Bank, Guiyang Branch	May 13, 2013	300,000,000	General working capital, financing the acquisitions of mines and the settlement of debts	May 14, 2013 - May 13, 2015	300,000,000	Mr. Li Feilie, Feishang Enterprise and Feishang Energy	Nil

		TOTAL	1,315,000,000		TOTAL	996,900,000

The Entrusted Loan was made available by Feishang Management as the entrusting party, through the Chongqing branch of China Minsheng Bank as the lender, to Guizhou Puxin as the borrower. We intend to repay the Entrusted Loan as soon as possible, in any event no later than six months after the Listing using a combination of working capital and/or securing new bank loans. Proceeds from the Entrusted Loan was applied to replace certain inter-company loans which were not compliant with the relevant PRC regulations on intercompany lending.

As at the Latest Practicable Date, the total amount of loans subject to the Connected Guarantees was approximately RMB1,315.0 million, representing approximately 60.3% of the total borrowings of our Company.

For the reasons set forth below, our Directors and the Joint Sponsors are of the view that we are able to operate financially independently of our Controlling Shareholders.

Release of Connected Guarantees

We have obtained in-principle consents from each of China Minsheng Bank, China Merchants Bank, Bank of Communications, Industrial and Commercial Bank of China, China Everbright Bank, Bank of Chongqing and Huachuang Securities to release all of the Connected Guarantees, to be effective upon Listing and the completion of certain administrative procedures of the lenders, which is expected to be completed approximately three months after the Listing.

Accordingly, all Connected Guarantees given by Mr. Li Feilie, Feishang Enterprise, Wuhu Port, WFID and Feishang Energy in respect of our loans will be replaced by guarantees to be provided by our Company in favor of the respective lending banks on similar terms within three months after the Listing. The additional timing to release such Connected Guarantees post-Listing is required to (1) complete certain administrative procedures of the banks and (2) enter into new loan agreements and guarantee contracts by our Company in connection with the replacement of such guarantees following the Listing.

We believe that the in-principle consents for the replacement of all of our Connected Guarantees by guarantees to be given by our Company demonstrate that we are able to obtain new financing and extend existing financing from commercial banks on market terms without guarantee or security from our Controlling Shareholders or their subsidiaries (excluding our Company) following the Listing.

Other forms of independent financing

China Minsheng Bank has committed to provide our Company with a term loan of up to RMB1.6 billion aggregate principal amount. Such term loan may be drawn down before July 18, 2014. A legally-binding commitment letter was entered into by China Minsheng Bank in our favor in July 2013 and the credit facility will be provided without the assistance of our Controlling Shareholders or their subsidiaries (excluding our Company).

The drawdown of such facility will be subject to customary conditions regarding no material adverse changes to our Company’s financial position and final internal assessment by and administrative procedures of China Minsheng Bank.

CORPORATE GOVERNANCE

Our Board will consist of not less than three independent non-executive Directors to ensure that our Board is able to effectively exercise independent judgment in its decision-making process and provide independent advice to our Shareholders. We will ensure that our independent non-executive Directors are of sufficient caliber, knowledge and experience, have no connections or relationship with us or our connected persons and will carry weight in our decision-making process.

We have adopted the following decision-making procedures for matters or transactions with potential conflicts of interest between us, on the one hand, and our Controlling Shareholders and their subsidiaries, on the other hand:

•                  The Articles of Association require the Directors to declare material interests. The Articles of Association provide that if a Director is in any way interested in a contract, transaction or arrangement with the Company (including one that is proposed), the Director shall declare the nature of such interest at the earliest opportunity at which it is practicable for him or her to do so.

•                  The Articles of Association require that the Directors with material interests shall not vote nor be counted in quorum. Subject to certain exceptions, the Articles of Association provide that a Director shall not vote (nor shall he or she be counted in the quorum) on any resolution of our Board approving any contract, arrangement or proposal in which he or she, or any of his or her associates, is, to his or her knowledge, materially interested. If he or she votes, his or her vote will not be counted (nor will he or she be counted in the quorum for that resolution). The Articles of Association require a Director to excuse himself or herself from voting in the event the Director has any conflicts of interest.

•                  Audit, nomination and remuneration committees. We have established an audit committee, a nomination committee and a remuneration committee to assess and control, and ensure our Board is appropriately advised as to, matters relating to (among other things) our relationship with our external auditors and our internal audit function, the remuneration of the Directors and our senior management, and the composition of the Board. Our audit committee comprises non-executive Directors and each of our nomination committee and remuneration committee comprises a majority of independent non-executive Directors. Moreover, the chairman of each of our audit, nomination and remuneration committees is an independent non-executive Director. For the composition of, and other details relating to, these committees, see “Directors and Senior Management.”

•                  Appointment of compliance adviser. We expect to enter into an agreement with a compliance adviser,      , to provide us with professional advice and guidance in respect of compliance with the Listing Rules and relevant applicable laws.

In addition, the following measures will be adopted by us in respect of the enforceability of the Deed of Non-Competition:

•                  Compliance with Deed of Non-Competition. The independent non-executive Directors will review, on an annual basis, the Controlling Shareholders’ and Feishang Energy’s compliance with the Deed of Non-Competition and we will disclose the results of such review and the enforcement of (if any) the Deed of Non-Competition in our annual report or by way of announcement to the public in compliance with the requirements of the Listing Rules. Our Controlling Shareholders and Feishang Energy have undertaken to us that they will provide all information necessary for the annual review by our independent non-executive Directors and the enforcement of the Deed of Non-Competition. Our Controlling Shareholders and Feishang Energy have further undertaken to us that each of them will make an annual confirmation as to compliance with the Deed of Non-Competition in our annual report.

•                  New business opportunities. Any New Business Opportunities under the Deed of Non-Competition (including to exercise or not to exercise any option under the Deed of Non-Competition) and all other matters determined by our Board as having a potential conflict of interest with the Controlling Shareholders or Feishang Energy will be referred to our independent non-executive Directors for discussion and decision. When necessary, these Directors will engage an independent financial advisor to advise them on these matters. In the event any New Business Opportunities presented by or otherwise arising in connection with any of the Controlling Shareholders or Feishang Energy are turned down by us according to the Deed of Non-Competition, we will disclose the decision, as well as the basis for such decision in our annual report or interim report.

•                  Disclosure of new opportunities. Our annual report will include the views and decisions, with bases, of our independent non-executive Directors on whether to take up any new opportunities under the Deed of Non-Competition (including to exercise or not to exercise any option under the Deed of Non-Competition) or other matters having a potential conflict of interest with the Controlling Shareholders or Feishang Energy that have been referred to the independent non-executive Directors.

Moreover, any transaction that is proposed between us and any of our Controlling Shareholders will be required to comply with the then requirements of the Listing Rules, including, where applicable, the announcement, reporting and independent shareholders’ approval requirements.

Based on the above, our Board is satisfied that there are sufficient and effective preventive measures to manage conflicts of interest and our Board is able to operate independently of the Controlling Shareholders.

CONNECTED TRANSACTIONS

RELEVANT CONNECTED PERSONS

The table below sets forth the connected persons of our Company who conduct or will continue to conduct connected transactions with our Company upon the Listing and the nature of their connection with our Company:

Name	Connected Relationship

Mr. Li Feilie

As of the Latest Practicable Date, Mr. Li Feilie indirectly held 100% of the issued share capital of Feishang, which in turn held approximately 58.13% of the issued share capital of CHNR. Mr. Li also directly held approximately 1.2% of the issued share capital of CHNR. Upon Listing and completion of the Distribution, Mr. Li will, through Feishang and his direct shareholding, become our ultimate Controlling Shareholder holding approximately 59.33% of the issued share capital of our Company and will become our connected person pursuant to Rule 14A.11(1) of the Listing Rules.

Feishang Enterprise

Feishang Enterprise is owned as to approximately 60.74% by Mr. Li Feilie, our Controlling Shareholder. As such, Feishang Enterprise is an associate of Mr. Li and our connected person pursuant to Rule 14A.11(4) of the Listing Rules.

Feishang Energy

Feishang Energy is an indirect wholly-owned subsidiary of Feishang Enterprise, which is in turn owned as to approximately 60.74% by Mr. Li Feilie. As such, Feishang Energy is an associate of Mr. Li and our connected person pursuant to Rule 14A.11(4) of the Listing Rules.

WFID

WFID is a non-wholly-owned subsidiary of Feishang Enterprise, which is in turn owned as to approximately 60.74% by Mr. Li Feilie. As such, WFID is an associate of Mr. Li and our connected person pursuant to Rule 14A.11(4) of the Listing Rules.

Wuhu Port

Wuhu Port is a non-wholly-owned subsidiary of Feishang Enterprise, which is in turn owned as to approximately 60.74% by Mr. Li Feilie. As such, Wuhu Port is an associate of Mr. Li and our connected person pursuant to Rule 14A.11(4) of the Listing Rules.

Feishang Management

Feishang Management is a wholly-owned subsidiary of CHNR, which is in turn owned as to approximately 58.13% by Feishang and approximately 1.2% by Mr. Li Feilie. As such, Feishang Management is an associate of Mr. Li and our connected person under Rule 14A.11(4) of the Listing Rules.

EXEMPT CONTINUING CONNECTED TRANSACTIONS

We have entered into agreements or transactions with certain of our connected persons and such agreements or transactions will constitute continuing connected transactions of our Company under Chapter 14A of the Listing Rules. All of such transactions are exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules and are classified into the following categories.

Nature of Transaction		Applicable Listing Rule

(1)	A loan provided to our Company by Feishang Management through China Minsheng Bank	Rule 14A.65(4)

(2)	Guarantees provided by our connected persons to secure loan facilities granted to our Company by third parties	Rule 14A.65(4)

Entrusted Loan

Pursuant to an arrangement among Feishang Management, China Minsheng Bank and Guizhou Puxin, dated March 19, 2013, Feishang Management deposited with China Minsheng Bank an amount equal to RMB131.0 million, which in turn was lent to Guizhou Puxin as an interest-free, unsecured loan for the purpose of replacing the inter-company loan (the “Entrusted Loan”). The term of the loan is three years. The outstanding amount of the Entrusted Loan as of the Latest Practicable Date was RMB131.0 million, representing approximately 6.0% of the total borrowings of our Company.

The Directors are of the view that the provision of the Entrusted Loan by Feishang Management, being a form of financial assistance (as defined in the Listing Rules), for our benefit, is fair and reasonable, on normal commercial terms and in our and our Shareholders’ interest. No security over our assets is granted to Feishang Management in respect of its provision of the Entrusted Loan. Accordingly, the provision of the Entrusted Loan is exempt from compliance with the reporting, announcement and independent shareholders’ approval requirements pursuant to Rule 14A.65(4) of the Listing Rules.

See “Relationship with our Controlling Shareholders — Independence from our Controlling Shareholders — Financial Independence” in respect of the arrangements to repay the Entrusted Loan upon the Listing.

Connected Guarantees

Our connected persons have guaranteed certain of our external borrowings from banks which are Independent Third Parties (the “Connected Guarantees”). The Connected Guarantees have enabled us to obtain more favorable financing terms from such lending banks. Details of the Connected Guarantees are set forth in the section headed “Relationship with our Controlling Shareholders — Independence from our Controlling Shareholders — Financial Independence.”

The Connected Guarantees will, upon the Listing, constitute financial assistance provided by our connected persons. Our Directors are of the view that the Connected Guarantees, being a form of financial assistance (as defined in the Listing Rules) for our benefit, are fair and reasonable, on normal commercial terms and in our and our Shareholders’ interest. No security over our Company’s assets is granted to our connected persons in respect of the financial assistance. Accordingly, the provision of the Connected Guarantees is exempt from compliance with the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Listing Rules.

See “Relationship with our Controlling Shareholders — Independence from our Controlling Shareholders — Financial Independence” in respect of the arrangements to release all of the Connected Guarantees within a period of three months after the Listing.

DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Our Board consists of eight Directors, of which five are executive Directors and three are independent non-executive Directors. The Directors are elected at the general meetings of the Shareholders for a term of three years. The functions and duties of our Board include convening general meetings of the Shareholders, implementing the resolutions passed at the Shareholders’ meetings, determining our business plans and strategies, formulating our annual budget and final accounts, formulating our proposals for profit distributions as well as exercising other powers, functions and duties as conferred by our Articles of Association. We [have entered] into service contracts with all of our executive Directors and independent non-executive Directors.

The following table sets forth certain information concerning our Directors as of the date of this listing document:

Name	Age	Position	Roles and Responsibilities	Date of Appointment

Mr. LI Feilie (李非列)	[47]	Chairman, executive Director and chief executive officer	Corporate strategy, planning and business development	January 15, 2010

Mr. HAN Weibing (韓衛兵)	[41]	Executive Director and chief operating officer	Daily corporate management and supervision

Mr. WAN Huojin (萬火金)	[67]	Executive Director and chief technical officer	Coal mine construction and coal production

Mr. TAM Cheuk Ho (譚卓豪)	[50]	Executive Director	Corporate and business development	February 1, 2013

Mr. WONG Wah On Edward (黃華安)	[49]	Executive Director	Corporate and business development	February 1, 2013

Mr. LO Kin Cheung (盧建章)	[49]	Independent non-executive Director	Independent supervision and management

Mr. HUANG Zuye (黃祖業)	[68]	Independent non-executive Director	Independent supervision and management

Mr. GU Jianshe (顧建設)	[60]	Independent non-executive Director	Independent supervision and management

Chairman

Mr. LI Feilie (李非列), aged [47], has been our executive Director since January 15, 2010 and was appointed as the chairman of our Board and the chief executive officer on      . He is primarily responsible for the overall corporate strategy, planning and business development of our Company. He also plays an integral role in supervising the Company´s operational management, and has more than five years of experience in corporate management in the coal mining industry. Mr. Li was extensively involved in the financing of our anthracite coal mines and their development towards commercial production. Mr. Li has served as a director and the chairman of CHNR since February 2006. He has also been a director of Smartact, a subsidiary of the Company, since April 2010. In addition, Mr. Li has served as a director of a number of companies, including Yangpu Lianzhong since March 2008, Feishang Mining since September 2004 and Wuhu Port since October 2002. He was a director of Wuhu Feishang from December 2001 to July 2011. He has also served as a director of Feishang Enterprise since June 2000. Mr. Li was a director and the vice president of a private agricultural resources company in Hainan from May 1994 to June 2001. Mr. Li graduated from Peking University (北京大學) with a bachelor’s degree and a master’s degree in economics in June 1988 and January 1991, respectively. Except as disclosed above, Mr. Li has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Executive Directors

Mr. HAN Weibing (韓衛兵), aged [41], has been our executive Director and chief operating officer since      . He is primarily responsible for overseeing the day-to-day management and operations of our Company. Mr. Han has served as the vice president of the coal division of CHNR, a director and the chairman of the board of directors of Guizhou Puxin and the chairman of the board of directors of Guizhou Yongfu since January 2012, taking charge of the development and management of their coal mining related business. He has also served as a director of Jinsha Juli since November 2012. Mr. Han was the general manager and the vice president of the human resources department of Feishang Enterprise from March 2009 to March 2012, and he also served as the assistant president of Feishang Enterprise from February 2010 to February 2011, during which he gained extensive industry knowledge and management experience for coal companies. From August 1995 to March 2007, Mr. Han served as the deputy manager of the human resources department of a multinational logistics equipment manufacturing company listed on the Shenzhen Stock Exchange. He graduated from Sun Yat-Sen University (中山大學) with an executive master of business administration degree in June 2007 and from Wright State University in the United States with a master of business administration degree in November 2008. Except as disclosed above, Mr. Han has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. WAN Huojin (萬火金), aged [67], was appointed as our executive Director and chief technical officer on      . He is primarily responsible for overseeing the coal mine construction and coal production of our Company. Mr. Wan has approximately 45 years of experience in the mining industry, particularly on coal production. He was the deputy general manager of Guizhou Puxin from March 2010 to June 2010, and has been its general manager since June 2010. He has served as a director of Jinsha Juli since November 2012. He also served as the deputy general manager of Guizhou Yongfu from September 2008 to March 2010. During the period between January 2001 and December 2007, Mr. Wan acted as the head of Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局).

Prior to that, he had served as the deputy head, the deputy chief engineer of Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局) from January 1997 to December 2000 and the head of its safety supervisory bureau from January 1995 to January 1997. During the period from January 1994 to December 1994, Mr. Wan worked as a mine manager at Pinghu coal mine (坪湖煤礦) owned by Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局). From August 1968 to December 1993, Mr. Wan spent over 25 years at Shangzhuang coal mine (尚莊煤礦) owned by Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局), where he worked as a technician, a department head and was promoted to mine manager in 1982. Mr. Wan graduated from Jiangxi Polytechnic College (江西工業工程職業技術學院) with a secondary vocational school’s diploma in coal mining in August 1968. He was awarded the certificate for the ventilation engineering training courses provided by China University of Mining and Technology (中國礦業大學) in 1981. He was accredited as a senior engineer by the Jiangxi Branch of China Universal Allocation Coal Mining Company (中國統配煤礦總公司江西公司) in September 1992.

Over the past 10 years, Mr. Wan has obtained several awards for advocating improvements to certain coal mining techniques. He also published several dissertations, including one with respect to the resolution of the excessive gas content issue which was recognized as a National Excellent Dissertation (全國優秀論文) and awarded the first place of the Representative Dissertation of China Modern Exploration New Dissertation Bank (中國現代探索新論文庫代表) in March 2005, and one with respect to the generation of electricity by coal mine gas which was awarded a special prize in a science conference by Fengcheng Mining Bureau (豐城礦務局) in October 2010. In addition, Mr. Wan has received a number of awards in recognition of his contribution to the coal mining industry, including the award of Mining Mechanization Contribution (採掘機械化貢獻獎) given by Jiangxi Coal Industry Bureau (江西省煤炭工業廳) in January 1991, the award for high achievers given by the Coal Industry Bureau of the PRC (中華人民共和國煤炭工業部) in May 1994 to persons who have made tremendous contributions to the coal mining industry, the award of Excellent Enterprise Operational Manager (優秀企業經營管理者) given by the People’s Government of Yichun (宜春市人民政府) in February 2003, and the award of Outstanding Contribution to Provincial Coal and Electricity Operation for the Year 2004 (2004年度全省煤電運突出貢獻獎) given by Economics and Trading Committee of Jiangxi Province (江西省經濟貿易委員會) in May 2005. Mr. Wan was also named the Excellent General Manager of Jiangxi Province for the Year 2005 (2005年度江西省優秀廠長) by Economics and Trading Committee of Jiangxi Province (江西省經濟貿易委員會), Enterprises Union of Jiangxi Province (江西省企業聯合會) and Entrepreneurs Association of Jiangxi Province (江西省企業家協會) in July 2006.

Except as disclosed above, Mr. Wan has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. TAM Cheuk Ho (譚卓豪), aged [50], was appointed as our executive Director on February 1, 2013. Mr. Tam had been with the CHNR Group for more than 15 years and has gained more than five years of experience in corporate and business development in the coal mining industry. He has extensive knowledge and experience of the Company’s operations. Mr. Tam served as a director of a member of the predecessor group of CHNR from December 1993 to January 1994 and then from December 1997, and continued such directorship upon the redomicile of such group into CHNR. He will resign from his directorship at CHNR upon the completion of the Spin-off. Mr. Tam was also the chief financial officer of CHNR from December 2004 to January 2008 and has served as CHNR’s executive vice president since January 2008, and will resign from such position upon the completion of the Spin-off. Mr. Tam also served as the chief financial officer and a director of China Resources Development, Inc., a member of the predecessor group of CHNR, from December 1994 to December 2004. During the period from May 2002 to April 2003, Mr. Tam was an executive director and the deputy chairman of a company listed on the Stock Exchange and engaged in property development and securities investment operations. He has been a partner of a certified public accountant firm in Hong Kong since July 1995, and was the finance director of a private investment company from October 1992 to December 1994. He has served as the company secretary of a company listed on the Stock Exchange operating Chinese restaurants chain and engaging in property investments since February 1993, and was its financial controller from February to September 1992. From July 1984 to December 1991, Mr. Tam worked at an international certified public accountant firm and his last position at such firm was as an audit manager. Mr. Tam graduated from the Chinese University of Hong Kong with a bachelor’s degree in business administration in December 1984. He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in July 1992, and was admitted as a fellow in November 1999. He was also admitted as a fellow of the Association of Chartered Certified Accountants in October 1992. Except as disclosed above, Mr. Tam has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. WONG Wah On Edward (黃華安), aged [49], was appointed as our executive Director on February 1, 2013. Mr. Wong has been with the CHNR Group for more than 15 years and has gained more than five years of experience in corporate and business development in the coal mining industry. He has served as a director of Smartact, a subsidiary of the Company, since January 2010. In addition, he has served as a director of a member of the predecessor group of CHNR since January 1999 and its company secretary since February 1999, and continued to serve such positions upon the redomicile of such group into CHNR. He will resign from his positions at CHNR upon the completion of the Spin-off. Mr. Wong also served as CHNR’s financial controller from December 2004 to January 2008 and its chief financial officer from January 2008, and will resign from such position upon the completion of the Spin-off. Mr. Wong also served as the corporate secretary and a director of China Resources Development, Inc., the predecessor of CHNR, from December 1997 to December 2004, and its financial controller from December 1994 to December 2004. From December 2000 to December 2006, Mr. Wong was an independent non-executive director of a company listed on the Stock Exchange engaged in the trading of construction materials. He has also served as a partner of a certified public accountant firm in Hong Kong since July 1995. From October 1992 to December 1994, Mr. Wong was the deputy finance director of a private investment company. From July 1988 to October 1992, Mr. Wong worked at the audit department of an international certified public accountant firm, providing professional auditing services to clients in a variety of business sectors, and he left the firm as a senior auditor. Mr. Wong graduated from the Hong Kong Polytechnic University with a professional diploma in company secretaryship and administration in November 1988. He was accredited as a certified public accountant (practicing) by the Hong Kong Institute of Certified Public Accountants in September 1993, and was admitted as a fellow in November 1999. He was also admitted as a fellow of the Association of Chartered Certified Accountants in October 1996 and an associate of the Hong Kong Institute of Chartered Secretaries in August 1994. Except as disclosed above, Mr. Wong has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Independent non-executive Directors

Mr. LO Kin Cheung (盧建章), aged [49], was appointed as our independent non-executive Director on      . He acted as an independent non-executive director of CHNR from December 2004 to June 2006 and an independent non-executive director of China Resources Development, Inc., a member of the predecessor group of CHNR, from May 2000 to December 2004. He also served as an independent non-executive director of a company listed on the Stock Exchange operating Chinese restaurant chains and engaged in property investments during the period from August 2004 to August 2011. Mr. Lo has been the chief financial officer of a private company engaging in the printing business since September 2001. From March 1998 to July 2001, Mr. Lo was an executive director of a company listed on the Stock Exchange then involved in the baby care product industry and the multimedia industry. From July 1986, Mr. Lo spent nearly 12 years with an international certified public accountant firm and his last position at such firm was as a principal. Over these years, Mr. Lo has gained extensive experience in finance and accounting. He graduated from the University of Hong Kong with a bachelor’s degree in science in 1986 and completed the advanced management program at Harvard Business School in May 2004. Mr. Lo was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in March 2000 and July 1994, respectively. He was also admitted as an associate of the Institute of Chartered Accountants in England and Wales and as a member and certified general accountant of the Certified General Accountants Association of Canada in August 2005 and September 1990, respectively. Except as disclosed above, Mr. Lo has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. HUANG Zuye (黃祖業), aged [68], was appointed as our independent non-executive Director on      . Mr. Huang has over 35 years of experience in the coal mining industry. He worked at the Coal Mining Engineering Institute of Guizhou Province (貴州省煤礦設計研究院) for 30 years from May 1975 to April 2005 when he retired, serving as its CPC secretary from December 1997 to March 2005, its head of institute from June 1994 to March 2003, its deputy head of institute from February 1988 to May 1994 and taking positions of assistant engineer and engineer from May 1975 to February 1988. Prior to that, he had worked as a technician at Laoying mine of Shuicheng Mining Bureau (水城礦務局老鷹山礦) from August 1967 to April 1975. Mr. Huang graduated from Guizhou Institute of Technology (貴州工學院) with a diploma in underground coal mining extraction in August 1967. He obtained his master’s degree in management from Quebec Chicoutimi University in Canada in March 2006. Mr. Huang was accredited a number of professional qualifications, such as a senior engineer by the Department of Personnel of Guizhou Province (貴州省人事廳) in August 1992, a consultant engineer and a cost engineer jointly by the Ministry of Personnel of the PRC (中華人民共和國人事部) and the Ministry of Construction of the PRC (中華人民共和國建設部) in March 1997 and October 2001, respectively, and a registered consulting engineer jointly by the Ministry of Personnel of the PRC (中華人民共和國人事部) and the State Development Planning Commission of the PRC (中華人民共和國國家發展計劃委員會) in March 2003. Except as disclosed above, Mr. Huang has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. GU Jianshe (顧建設), aged [60], was appointed as our independent non-executive Director on      . Mr. Gu has approximately 40 years of experience in the mining industry. He was a member of the CPC committee and also the head of the discipline and inspection group of Guizhou Energy Bureau (貴州能源局) from May 2009 to May 2013. He took a number of positions including the member of the CPC committee, a professional discipline and inspection supervisor, the head of the discipline and inspection group as well as the head of office and the deputy secretary of the CPC committee during his stay with Guizhou Coal Management Bureau (貴州省煤炭管理局) from November 2002 to May 2009. He was a senior economist and the head of the development and planning department of Shuicheng Mining (Group) Corporation (水城礦業(集團)公司) from September 2001 to November 2002. Prior to that, he worked at Shuicheng Mining Bureau (水城礦務局) from July 1985 to September 2001, during which he served as a senior economist and the head of its office from June 1997 to September 2001, the deputy secretary of the CPC committee and the secretary of the discipline committee of its mechatronical general factory from June 1995 to June 1997, the secretary and deputy manager of its office from July 1985 to June 1995. Between September 1983 and July 1985, Mr. Gu stayed at Yunnan Normal University (雲南師範大學) as a student of the politics and education faculty. He worked at Wangjiazhai Coal Selection Plant (汪家寨選煤廠) of Shuicheng Mining Bureau (水城礦務局) from September 1971 to September 1983 during which he also served as the deputy head of the publicity division of Shuicheng Mining Bureau (水城礦務局)’s mechatronical general factory. Mr. Gu obtained a junior college’s diploma in politics and education from Yunan Normal University (雲南師範大學) in July 1985. He also obtained his bachelor’s degree in economics and management as a correspondence student (函授生*) from CPC Guizhou Committee Party School (中共貴州省委黨校) in July 1997. Mr. Gu was accredited as a senior economist by the Department of Personnel of Guizhou Province (貴州省人事廳) in December 1999. Except as disclosed above, Mr. Gu has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Except as disclosed above, there is no other information in respect of our Directors that is discloseable pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of the Shareholders.

*             Correspondence education means a distance learning course that aims to deliver education to students who are not physically “on site” in a traditional classroom or campus. The correspondence student may take courses online or by correspondence with teachers. The correspondence education offered by institutions shall be accredited by the Ministry of Eductaion of PRC.

SENIOR MANAGEMENT

Our executive Directors and senior management are responsible for the day-to-day management of our business. The following table sets out certain information concerning our senior management:

Name	Age	Position

Mr. LI Feilie (李非列)	[47]	Chairman, executive Director and chief executive officer

Mr. HAN Weibing (韓衛兵)	[41]	Executive Director and chief operating officer

Mr. WAN Huojin (萬火金)	[67]	Executive Director and chief technical officer

Mr. YUE Ming Wai Bonaventure (余銘維)	[46]	Chief financial officer and company secretary

Mr. HU Lubao (胡陸保)	[50]	Deputy chief engineer

Mr. LIAO Diansheng (廖電生)	[49]	Head of electrical and mechanical department

Mr. CAI Zhenghui (蔡正輝)	[43]	Deputy chief engineer and head of ventilation and safety department

Mr. TENG Biao (滕彪)	[47]	Deputy chief engineer

Mr. LAN Xiaosheng (蘭小生)	[44]	Head of infrastructure department

Mr. WU Ziping (吳自平)	[54]	Head of safety and inspection department

Mr. CHENG Wenkun (程雯琨)	[40]	Deputy head of ventilation and safety department

Mr. JIA Zhigang (賈志剛)	[49]	Deputy general manager

Mr. LIN Quanlong (林全龍)	[32]	Head of licenses and permits department

Mr. WU Quanyi (吳全義)	[37]	Head of supply and sales department

Mr. ZHANG Ye (張燁)	[37]	Assistant general manager

Mr. LI Feilie (李非列), aged [47], is an executive Director, the chairman of our Board and our chief executive officer. See “— Directors — Chairman.”

Mr. HAN Weibing (韓衛兵), aged [42], is our executive Director and chief operating officer. See “— Directors — Executive Directors.”

Mr. WAN Huojin (萬火金), aged [67], is our executive Director and chief technical officer. See “— Directors — Executive Directors.”

Mr. YUE Ming Wai Bonaventure (余銘維), aged [46], was appointed as our chief financial officer and company secretary on      . Mr. Yue has more than five years of experience in the financial management of coal mining companies. He has been an executive director and the legal representative of Shenzhen Chixin since July 2012, and has been the financial controller of CHNR since April 2008 and will resign from such position upon the completion of the Spin-off. Over the years, Mr. Yue has gained expertise in the field of finance and accounting. Mr. Yue served as the financial controller of a company listed on the Stock Exchange operating power plants during the period from September 2007 to April 2008. He was an independent non-executive director of a retail company listed on the Stock Exchange from June 2006 to May 2007. From April 2003 to October 2007, Mr. Yue also acted as the chief financial officer and the company secretary of a public manufacturing company. Mr. Yue has served as a director of a private company engaging in the provision of corporate services since March 2003. Since November 1998, Mr. Yue spent more than four years with a private investment advisory company as an associate director until April 2003. From April to October 1998, he was the senior corporate finance manager of a manufacturing company then listed on the Stock Exchange. Prior to that, from August 1996 to April 1998, Mr. Yue had served as an accounting manager of another manufacturing company then listed on the Stock Exchange. During the period from January 1995 to August 1996, Mr. Yue was the assistant financial controller and the company secretary of another manufacturing company listed on the Stock Exchange. He worked as an accountant in a company listed on the Stock Exchange engaging in securities and investment business from December 1992 to August 1993. From July 1990 to December 1992, he worked in the audit department of an international certified public accountant firm. Mr. Yue graduated from the Hong Kong Baptist University with a bachelor’s degree in business administration in November 1990 and was awarded a master of science degree in accounting and finance with the University of Manchester in December 1994. He was admitted as a fellow member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries in February 2002 and November 2005, respectively. He was also admitted as an associate of the Institute of Chartered Accountants in England & Wales in January 2005 and a member of the Institute of Chartered Accountants in Australia in January 2008. Except as disclosed above, Mr. Yue has not held any directorship in any other publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. HU Lubao (胡陸保), aged [50], was appointed as the deputy chief engineer of Guizhou Puxin in June 2012. Mr. Hu has more than 30 years of experience in the coal mining industry. Prior to joining our Company, Mr. Hu worked as the head of the production technology department and a senior engineer at Anyuan Coal Industry Group Co., Ltd. (“Anyuan Coal”) (安源煤業集團股份有限公司) (formerly known as Anyuan Industrial Co., Ltd. (安源實業股份有限公司)) from March 2010 to May 2012. He served as the general manager and a senior engineer of Anyuan Qujiang Coal Development Co., Ltd. (安源股份曲江煤炭開發有限責任公司), a subsidiary of Anyuan Coal, from December 2008 to March 2010. He was the deputy general manager and a senior engineer of Qujiang Coal Development Co., Ltd. of Fengcheng Mining Bureau (豐城礦務局曲江煤炭開發有限責任公司) from May 2003 to December 2008. He took the positions as the deputy division chief, manager engineer and an engineer of the production and technology division of Fengcheng Mining Bureau (豐城礦務局) from November 1999 to May 2003. He took a number of positions at the Industry Corporation of Fengcheng Mining Bureau (豐城礦務局工業總公司) from July 1986 to October 1999, with his last position as the deputy chief engineer and deputy general manager. He was a teacher at Fengcheng Mining Bureau Technician School (豐城礦務局技工學校) from September 1985 to July 1986. He worked as an technician at Jianxin coal mine (建新煤礦) of Fengcheng Mining Bureau (豐城礦務局) from August 1982 to August 1985. Mr. Hu graduated from Huainan Mining College (淮南礦業學院) with a bachelor’s degree in engineering in May 1989 and obtained a diploma in mining engineering in November 1988. He was accredited as a senior engineer by the Professional Titles Reform Work Leading Group of Jiangxi Province (江西省職稱改革領導小組) in November 2000. Mr. Hu has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. LIAO Diansheng (廖電生), aged [49], was appointed as the head of electrical and mechanical department of Guizhou Puxin in March 2011. Mr. Liao has approximately 30 years of experience in the coal mining industry. He served as the head of Yongsheng Coal Mine from March 2010 to March 2011. Prior to joining our Company, Mr. Liao served as a senior engineer and the chief engineer of the Gas Research Institute of the Jiangxi Coal Group Corporation (江西省煤炭集團公司瓦斯研究所) from March 2007 to February 2010. He also served as coal mine safety engineer of Longnan County Hengtai Enterprise Co., Ltd. (龍南縣恆泰實業有限公司), a conglomerate which is engaged in coal mining, from March 2005 to November 2006. After graduation, Mr. Liao held a number of positions at Fengcheng Mining Bureau (豐城礦務局) from August 1983 to February 2005. He served as the head of the electrical and mechanical division, chief engineer and senior engineer at Fengcheng Mining Bureau’s (豐城礦務局) mechanical power department for the period between January 2003 and February 2005. From August 1983 to December 2002, Mr. Liao spent nearly 20 years at Pinghu Coal Mine (坪湖煤礦) of Fengcheng Mining Bureau (豐城礦務局) where he held various positions and gained engineering experience. Mr. Liao obtained his secondary vocational school’s diploma in electromechanics from Jiangxi Coal Industry School (江西煤炭工業學校) in July 1983. Mr. Liao graduated, as a correspondence student (函授生*), from Huainan Mining College (淮南礦業學院) with a junior college’s diploma in mining electromechanics in December 1993. He was accredited as a senior engineer by the Title Affairs Office of Jiangxi Province (江西省職稱工作辦公室) in February 2005. Mr. Liao, together with three other fellows, was awarded the first prize at a science conference in August 2003 by Fengcheng Mining Bureau (豐城礦務局) in recognition of his advocating improvements to certain coal mining techniques. Mr. Liao has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. CAI Zhenghui (蔡正輝), aged [43], was appointed as the deputy chief engineer and the head of the ventilation and safety department of Guizhou Puxin in March 2012. Mr. Cai has more than 20 years of experience in coal production. He has been the head of the safety production technology department of Guizhou Puxin since March 2010. He served as the head of the safety production technology department of Guizhou Yongfu from September 2008 to March 2010. He was also the head of the safety and technology department of Jiang Coal Guizhou Mining Group Co., Ltd. (江煤貴州礦業集團有限責任公司) between the period of February 2008 and September 2008. From July 2006 to February 2008, Mr. Cai was the chief engineer of Sanjia coal mine (三甲煤礦) in Zhijin county, Guizhou province. Prior to that, Mr. Cai had worked at Jianxin coal mine (建新煤礦) owned by Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局) from July 1992 to July 2006, serving as a technician, engineer and managing engineer from July 1992 to August 2005 and as the head of the production technology division from August 2005 to July 2006. Mr. Cai graduated from

*             Correspondence education means a distance learning course that aims to deliver education to sutdents who are not physically “on site” in a traditional classroom or campus. The correspondence student may take courses online or by correspondence with teachers. The correspondence education offered by institutions shall be accredited by the Ministry of Eductaion of PRC.

Jiaozuo Mining College (焦作礦業學院) in Henan province with a bachelor’s degree in engineering in July 1992, and was accredited as an engineer by the Professional Titles Reform Work Leading Group of Jiangxi Province (江西煤炭工業管理局職稱改革領導小組) in June 1998. Mr. Cai has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. TENG Biao (滕彪), aged [47], was appointed as the deputy chief engineer of Guizhou Puxin in February 2012. Mr. Teng has more than 25 years of experience in the coal mining industry. Mr. Teng worked in Guizhou Xiangneng Mining Group (貴州湘能礦業集團), a conglomerate dedicated in coal mining related business, from March 2007 to February 2012. He was appointed as a senior engineer of Guizhou Xiangneng Mining Group (貴州湘能礦業集團) in June 2011, and was promoted as its deputy chief engineer in December 2009. He was appointed as the deputy chief engineer of Guizhou Xiangneng Industry Co., Ltd. (貴州湘能實業有限公司), a coal mining company and a subsidiary of Guizhou Xiangneng Mining Group (貴州湘能礦業集團), in August 2010 and its head of the quality supervision department in February 2009 as well as its head of the audit department in March 2008. During the period from July 1985 to February 2007, Mr. Teng worked at Hunan Baisha Industry Co., Ltd. (湖南白沙實業有限公司), a coal mining conglomerate, taking a number of positions, including a technician, the head of the machinery and electricity team, the deputy head of the production division, a deputy mining manager and a department head. Mr. Teng graduated from Hunan Coal Industry School (湖南省煤炭工業學校) with a secondary vocational school’s diploma in mining engineering in July 1985, and obtained a bachelor’s degree in business management as a part-time student from Hunan Economic Management Cadre College (湖南經濟管理幹部學院) in June 2004. He was also accredited as a senior engineer by the Department of Personnel of Hunan Province (湖南省人事廳) in December 2001. Mr. Teng was named the Excellent Personnel of Safe Production for the Year 1986 (1986年度安全生產先進工作者) by the Coal Industry Bureau of Hunan Province (湖南省煤炭工業廳) and Coal Trade Union of Hunan Province (湖南省煤炭工會) in February 1987. Mr. Teng has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. LAN Xiaosheng (蘭小生), aged [44], was appointed as the head of the infrastructure department of Guizhou Puxin in September 2012. Mr. Lan has more than 20 years of experience in the coal mining industry. He has been the deputy head of Dayun Coal Mine since September 2012. He was the deputy head of the infrastructure department of Guizhou Puxin from August 2011 to September 2012. He served as an engineer of the infrastructure department of Guizhou Puxin from March 2010 to August 2011. He also served as an engineer in the infrastructure department of Guizhou Yongfu from April 2009 to January 2010. He was an auditor of Yinggangling Mining Bureau (英崗嶺礦務局) from October 2004 to February 2009 and the person in charge of the nano calcium carbonate project of Jiangxi Huaming Nano Calcium Carbonate Co., Ltd. (江西華明納米碳酸鈣有限公司) from September 2003 to October 2004. From April 2003 to September 2003, Mr. Lan served as a chief inspector’s representative at a construction project management company. During the period between January 1995 and March 2003, Mr. Lan worked at Taihua Corporation of Yinggangling Mining Bureau (英崗嶺礦務局泰華公司), a coal mine contractor, serving as the head of the infrastructure construction team from January 1998 to March 2003, and a construction worker, an estimator from January 1995 to December 1997. Prior to that, he had worked as a technician at Fenglin coal mine (楓林礦) of Yinggangling Mining Bureau (英崗嶺礦務局) from August 1990 to April 1994. He obtained a secondary vocational school’s diploma in mine ventilation and safety in July 1990 from Jiangxi Coal Industry College (江西省煤炭工業學院). He studied at Xiangtan Mining College (湘潭礦業學院) from

April 1994 to February 1995, and was granted a junior college’s diploma in industrial and civil construction in March 1995. Mr. Lan was accredited as an engineer by the Professional Technology Committee of Yinggangling Mining Bureau (英崗嶺礦務局專業技術委員會) in December 1998. Mr. Lan obtained the National Certification of Construction Cost Estimation Qualification (全國建設工程造價員資格證書) from the Construction Bureau of Jiangxi Province (江西省建設廳) in May 2007. He was also accredited as a state certified supervision engineer by the Ministry of Housing and Urban-Rural Development of the PRC (中華人民共和國住房和城鄉建設部) in January 2009, and a state certified constructor by the Ministry of Construction of the PRC (中華人民共和國建設部) in December 2009. Mr. Lan has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. WU Ziping (吳自平), aged [54], was appointed as the head of the safety and inspection department of Guizhou Puxin in May 2012. Mr. Wu has more than 35 years of experience in the coal mining industry. He has been the deputy head of the production and technology department of Guizhou Puxin from March 2012 to May 2012. He worked as the deputy general commander and the chief engineer of Yongsheng Coal Mine from May 2009 to December 2011. He was the deputy head of the construction general command of Dayun Coal Mine from October 2008 to May 2009. From April to October 2008, Mr. Wu was an engineer in the production and technology department of Jiangxi Coal Group (Guizhou) Mining Co., Ltd. (江西省煤炭集團(貴州)礦業有限公司), a coal mining company. Prior to that, from April 2006 to April 2008, he was the coal mine manager and chief engineer of Yingjiao coal mine (營腳煤礦) in Zhijin county, Guizhou province. Mr. Wu worked at Pinghu coal mine (坪湖煤礦) of Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局) from December 1976 to March 2006, during which his working scope covered mine extraction, mine production and mine measurement, and his last position was the head of the production section. Mr. Wu graduated from China University of Mining and Technology (中國礦業大學) with a junior college’s degree in surveying in July 1990. In addition, Mr. Wu was accredited as an engineer by Jiangxi Provincial Department of Labor and Personnel (江西省勞動人事廳) in September 2000. Mr. Wu has received a number of awards for his collaborative research and achievements in coal mining related technologies, including research conducted jointly with two other fellows in relation to coal mining sinking which was awarded the third prize in a science conference held in 2003 by Fengcheng Mining Bureau (豐城礦務局)], and achievements with other fellows relating to coal mining under certain geological conditions which were awarded the premium prizes of scientific advance achievements by Jiangxi Coal Group Co., Ltd. (江西省煤炭集團公司) and Fengcheng Mining Bureau (豐城礦務局) in June 2005 and December 2005, respectively. Mr. Wu has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. CHENG Wenkun (程雯琨), aged [40], was appointed as the deputy head of the ventilation and safety department and the head of gas research center of Guizhou Puxin in March 2012. Mr. Cheng has more than 20 years of experience in the coal mining industry. He served as an engineer of the ventilation and safety department of Guizhou Puxin from March 2010 to February 2012. Before joining our Company, Mr. Cheng occupied various positions in a number of coal mining companies. He served as the deputy head of the ventilation and safety department of Hidili Industry (China) Group Co., Ltd., a subsidiary of Hidili Industry International Development Ltd., a Hong Kong-listed coal mining company, from August 2008 to May 2010. He worked at Jianxin coal mine (建新煤礦) of Fengcheng Mining Bureau of Jiangxi Province (江西省豐城礦務局) from July 1993 to August 2008, serving as the deputy section head from May 2006 to August 2008, the chief technician from October

2002 to April 2006 and a technician from July 1993 to October 2002, respectively. Mr. Cheng graduated from Jiangxi Coal Industry School (江西煤炭工業學校) with a secondary vocational school’s diploma in ventilation and safety in July 1993. He was accredited as a ventilation engineer by the Professional Titles Reform Work Leading Group of Jiangxi Coal Group Corporation (江西省煤炭集團公司職稱改革領導小組) in November 2009. He was also accredited as a state certified safety engineer by the State Administration of Work Safety (國家安全生產監督管理總局) in October 2007. Mr. Cheng has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. JIA Zhigang (賈志剛), aged [49], was appointed as the deputy general manager of Guizhou Puxin in January 2013 and is responsible for overseeing the licenses and permits department and the supply and sales department of Guizhou Puxin. Mr. Jia has more than five years of experience in the coal mining industry. He served as the head of the department of public relations of Guizhou Puxin from March 2011 to December 2012 and he also took the role as the assistant general manager of Guizhou Puxin from March 2010 to January 2013. He was the assistant general manager of Guizhou Yongfu from September 2008 to March 2010. He has been a director of certain subsidiaries of the Company, namely Bijie Feishang since September 2010, Yangpu Dashi since August 2010, Baiping Mining since March 2009 and Guizhou Yongfu since July 2008. From November 2006 to July 2008, he worked as a manager of the president’s office of Feishang Enterprise. During the period from May 1985 to November 2006, Mr. Jia served as an engineer in Luoyang Nonferrous Metals Processing and Design Research Institute (洛陽有色金屬加工設計研究院). Mr. Jia graduated from the Junior College affiliated to such institute with a junior college’s diploma in metallurgical machinery in January 1985. He obtained the qualifications for standardization personnel from the State Bureau of Technical Supervision (國家技術監督局) in December 1994. Mr. Jia has not held any directorship in any listed public companies in the three years preceding the Latest Practicable Date.

Mr. LIN Quanlong (林全龍), aged [32], was appointed as the head of the licenses and permits department of Guizhou Puxin in March 2013. Mr. Lin has more than 10 years of experience in the coal mining industry. Mr. Lin served as the deputy head of public relations department of Guizhou Puxin from March 2012 to December 2012. Mr. Lin served as the deputy managing engineer of the public relations department of Guizhou Puxin from March 2010 to February 2012. He has been a director of Xinsong Coal and Linjiaao Coal since February 2011 and January 2011, respectively. From November 2008 to March 2010, he served as the deputy managing engineer of Guizhou Dayun. He worked as an engineer in the project management department of Guizhou Zhongshui Construction Management Co., Ltd. (貴州中水建設管理股份有限公司), a water conservancy and hydropower project management company, being responsible for the management of coal mining projects, from March 2006 to October 2008. From July 2003 to March 2006, he served as a geology engineer in the production and technology department of the Qinghai Coal Geological Investigation Institute (青海煤炭地質勘查院), a governmental body engaging in coal exploration. Mr. Lin graduated from Jilin University (吉林大學) with a bachelor’s degree in geological mining inspection in July 2003. He was accredited as an engineer by Guizhou Provincial Personnel Exchange Service Center (貴州省人才交流服務中心) in November 2008 and also as a certified safety engineer by the Ministry of Human and Social Security of the PRC Resources (中華人民共和國人力資源和社會保障部) together with the State Administration of Work Safety (國家安全生產監督管理總局) in February 2009. Mr. Lin has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. WU Quanyi (吳全義), aged [37], was appointed as the head of the supply and sales department of Guizhou Puxin in March 2010. Mr. Wu has more than five years of experience in the coal mining related industry. He served as the head of Guizhou Yongfu’s supply and sales department from September 2008 to March 2010. Mr. Wu was the manager in the sales department of Hubei Yongfu Energy Science Co., Ltd. (湖北永福能源科技有限公司), a coal trading company, from May 2005 to September 2008. During the period from July 1999 to April 2005, Mr. Wu served as a manager of the sales departments in three private companies as well as a salesperson in a coal trading company. Mr. Wu obtained his bachelor’s degree in International Economics and Trade from Fudan University (復旦大學) in July 2007 by attending its online courses. He was awarded a junior college’s diploma in enterprise public relation and sales by Wuhan University (武漢大學) in June 2000. Mr. Wu has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

Mr. ZHANG Ye (張燁), aged [37], was appointed as the assistant general manager of Guizhou Puxin in January 2011 and is responsible for human resources matters and general office affairs of our Company. Mr. Zhang has served as a director of Bijie Feishang since September 2010. He served as the head of the general manager’s office of Guizhou Puxin from May 2010 to January 2011. He also took the role as the assistant general manager of the operation management centre of Feishang Enterprises from August 2009 to May 2010. From May 2006 to July 2009, Mr. Zhang held various positions, including engineer, senior engineer and assistant to the general supervisor in the operation management department, at a company engaged in the sale of information technology equipment, being responsible for the operation flow management, internal control management and organization performance management affairs. He had also worked as a consultant and a project manager in a management consultancy company from March 2003 to May 2006. Mr. Zhang obtained a master of business administration degree from Xi’an Jiaotong University (西安交通大學) in July 2005. Mr. Zhang has not held any directorship in any publicly-listed companies in the three years preceding the Latest Practicable Date.

COMPANY SECRETARY

Our company secretary is Mr. Yue Ming Wai Bonaventure, who is also our chief financial officer. See “— Senior Management.”

BOARD COMMITTEES

We have established the following four committees in our Board: an audit committee, a remuneration committee, a nomination committee and a corporate social responsibility committee. The committees operate in accordance with the terms of reference established by our Board.

Audit committee

We have established an audit committee with written terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph C3 of the Corporate Governance Code as set forth in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to assist our Board to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management.

Our audit committee consists of three independent non-executive Directors, Mr. Huang Zuye, Mr. Lo Kin Cheung and Mr. Gu Jianshe. Mr. Lo Kin Cheung, who has professional qualifications in accountancy, is the chairman of the audit committee.

The responsibilities of our audit committee include, among others: appointing and overseeing the work of our independent auditors and pre-approving all non-audit services to be provided by our independent auditors; reviewing our annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of our disclosure controls and procedures and important trends and developments in financial reporting practices and requirements; reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls; reviewing our risk assessment and management policies; and establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters.

Remuneration committee

We have established a remuneration committee with written terms of reference in compliance with Rule 3.25 of the Listing Rules and paragraph B1 of the Corporate Governance Code as set forth in Appendix 14 to the Listing Rules. The primary duties of the remuneration committee are to consider and recommend to the Board the emoluments and other benefits paid by us to our Directors and to assess the appropriateness of the nature and amount of emoluments of such senior management on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum Shareholder benefit from the retention of talented individuals.

Our remuneration committee consists of three independent non-executive Directors, Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe, and two executive Directors, Mr. Li Feilie and Mr. Han Weibing. Mr. Gu Jianshe is the chairman of the remuneration committee.

Responsibilities of remuneration committee

The responsibilities of our remuneration committee include, among others: approving and overseeing the total compensation package for our executive officers, evaluating the performance of and determining and approving the compensation to be paid to our senior management; reviewing and making recommendations to our Board with respect to Directors’ compensation, including equity-based compensation; administering and periodically reviewing and making recommendations to our Board regarding the long-term incentive compensation or equity plans made available to our Directors, employees and consultants; and reviewing and making recommendations to our Board regarding executive compensation philosophy, strategy and principles and preparing annual reports on the compensation of our senior management.

Nomination committee

We have established a nomination committee with written terms of reference in compliance with paragraph A5.2 of the Corporate Governance Code as set forth in Appendix 14 to the Listing Rules. The primary duties of the nomination committee are to formulate the nomination procedures and standards for candidates for Directors and senior management, conduct preliminary review of the qualifications and other credentials of the candidates for Directors and senior management, and recommend suitable candidates for Directors and senior management to the Board.

Our nomination committee consists of three independent non-executive Directors, Mr. Lo Kin Cheung, Mr. Huang Zuye and Mr. Gu Jianshe, and two executive Directors, Mr. Li Feilie and Mr. Tam Cheuk Ho. Mr. Huang Zuye is the chairman of the nomination committee.

The responsibilities of our nomination committee include, among others: reviewing the structure, size and composition of the Board and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy; identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships; assessing the independence of independent non-executive Directors; and making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

Corporate social responsibility committee

We have established a corporate social responsibility committee with written terms of reference. The primary purpose of such committee is to assist the Board in reviewing the policies and overseeing the issues with respect to corporate social responsibility, including workplace quality, occupational health and safety, environmental protection, operating practices and community involvement.

Our corporate social responsibility committee consists of two executive Directors, Mr. Wan Huojin and Mr. Han Weibing, and one independent non-executive Director, Mr. Gu Jianshe. Mr. Gu Jianshe is the chairman of the committee.

The responsibilities of our corporate social responsibility committee include, among others: considering and formulating the Company’s value and strategy as regards corporate social responsibility; developing and reviewing the Company’s corporate social responsibility policies and occupational health and safety standards; identifying corporate social responsibility issues, and related risks and opportunities that are relevant to the Company’s operations; monitoring and overseeing the implementation of the Company’s corporate social responsibility policies and practices; and evaluating and enhancing the Company’s corporate social responsibility performance and making recommendation to the Board for improvement.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Our Directors receive compensation in the form of fees, salaries, allowances, bonuses and other benefits-in-kind, including our Company’s contribution to a pension plan on their behalf.

After the Listing, our Directors and senior management may receive share options pursuant to our Company’s Share Option Scheme. See Appendix V — “Statutory and General Information — (b) Share Option Scheme.”

Total benefits granted to our Directors and charged to the consolidated income statements in 2010, 2011 and 2012 were approximately RMB17.0 million, nil and nil, respectively. During the Track Record Period, no remuneration was paid by our Company to our Directors or the five highest paid employees as an inducement to join, or upon joining, our Company. No compensation was paid to, or receivable by, our Directors or past Directors or the five highest paid employees for the Track Record Period for the loss of office as director of any member of our Company or of any other office in connection with the management of the affairs of any member of our Company. None of our Directors waived any emoluments for 2010, 2011 and 2012.

As required by PRC regulations, we participate in various defined pension schemes for our employees, including those organized by regional or municipal governments. The employees covered by such schemes include our Directors and management personnel. The total amounts set aside or accrued by our Company to provide pension, retirement or similar benefits were approximately RMB0.7 million as of December 31, 2012.

The five highest paid employees in 2010, 2011 and 2012 include 1, nil and nil Director, respectively. The aggregate amount of compensation paid by our Company to the five highest paid employees who are not Directors during the same periods were approximately RMB0.8 million, RMB0.8 million and RMB 1.3 million, respectively. Under the arrangements currently in force, there was no remuneration payable to, or benefits-in-kind receivable by, the Directors (including three independent non-executive Directors) in respect of the six months ending June 30, 2013.

SHARE OPTION SCHEME

We have conditionally approved the Share Option Scheme pursuant to which eligible participants may be granted Options to subscribe for Shares as incentives to contribute to our Company and to enable our Company to recruit high caliber employees and attract or retain human resources that are valuable to our Group. A summary of the principal terms of the Share Option Scheme is set out in Appendix V — “Statutory and General Information — (b) Share Option Scheme.”

COMPLIANCE ADVISER

Our Company has agreed to appoint       to be the compliance adviser upon listing in compliance with Rule 3A.19 of the Listing Rules. Our Company expects to enter into a compliance adviser’s agreement with the compliance adviser prior to the Listing Date, the material terms of which are as follows:

[(a)                             our Company will appoint       as the compliance adviser for the purposes of Rule 3A.19 of the Listing Rules for a period commencing from the Listing Date and ending on the date on which our Company distributes its annual report incorporating financial results for the first full financial year commencing after the Listing Date in compliance with Rule 13.46 of the Listing Rules;

(b)                                 the compliance adviser will provide our Company with certain services, including providing our Company with proper guidance and advice as to compliance with the requirements under the Listing Rules and applicable laws, rules, codes and guidelines and to act as one of our Company’s principal channels with the Stock Exchange;

(c)                                  the compliance adviser will, as soon as reasonably practicable inform us of any amendment or supplement to the Listing Rules announced by the Stock Exchange from time to time, and of any amendment or supplement to the applicable laws and guidelines;

(d)                                 the Company will agree to indemnify the compliance adviser for certain actions against the losses incurred by the compliance adviser arising out of or in connection with the performance by the compliance adviser of their duties under the agreement, or any material breach by the Company of the provisions of the agreement, provided that the indemnity will not apply to an action or loss which is finally judicially determined to have been caused by the wilful default, fraud or gross negligence on the part of the compliance adviser;

(e)                                  our Company may terminate the appointment of the compliance adviser if its work is of an unacceptable standard (which cannot be resolved within 30 days); and

(f)                                   the compliance adviser may terminate their appointment by service of a notice to our Company.]

SUBSTANTIAL SHAREHOLDERS

The following table sets forth information with respect to the ownership of our Shares (i) immediately prior to completion of the Spin-off and (ii) immediately following completion of the Spin-off, by:

•                                          each Shareholder who directly or indirectly controlled, or is entitled to exercise, or control the exercise of, 5% or more of our Shares;

•                                          each executive officer;

•                                          each of our Directors; and

•                                          all of our executive officers and Directors as a group.

	Immediately prior to completion of the Spin-off			Immediately following completion of the Spin-off
Name	Number of Shares Directly or Indirectly Held		Approximate Percentage of Share Capital (%)	Number of Shares Directly or Indirectly Held		Approximate Percentage of Share Capital (%)

CHNR	124,554,580	(1)	100	—		—
Feishang	124,554,580	(2)	100		(6)	58.1
Laitan Investments	124,554,580	(3)	100		(7)	58.1
Mr. Li Feilie	124,554,580	(4)	100		(8)	59.3
Rosetta Stone Capital Limited(5)	—		—		(9)
Mr. Han Weibing	—		—			(12)
Mr. Wan Huojin	—		—			(12)
Mr. Tam Cheuk Ho	—		—		(10)	1.13
Mr. Wong Wah On Edward	—		—		(11)	1.61
Mr. Lo Kin Cheung	—		—			(12)
Mr. Huang Zuye	—		—			(12)
Mr. Gu Jianshe	—		—			(12)
Mr. Yue Ming Wai Bonaventure	—		—			(12)
Mr. Hu Lubao	—		—			(12)
Mr. Liao Diansheng	—		—			(12)
Mr. Cai Zhenghui	—		—			(12)
Mr. Teng Biao	—		—			(12)
Mr. Lan Xiaosheng	—		—			(12)
Mr. Wu Ziping	—		—			(12)
Mr. Cheng Wenkun	—		—			(12)
Mr. Jia Zhigang	—		—			(12)
Mr. Lin Quanlong	—		—			(12)
Mr. Wu Quanyi	—		—			(12)
Mr. Zhang Ye	—		—			(12)
All executive officers and Directors as a group (20 persons)	—		—

(1)                                 These Shares are held directly by CHNR.

(2)                                 Feishang held 58.1% of the equity interests in CHNR. Accordingly, under the SFO, Feishang was deemed to be interested in the 124,554,580 Shares held by CHNR.

(3)                                 Laitan Investments held 100% of the equity interests in Feishang. Accordingly, under the SFO, Laitan Investments was deemed to be interested in the 124,554,580 Shares held by CHNR.

(4)                                 Mr. Li Feilie held 100% of the equity interests in Laitan Investments. Accordingly, under the SFO, Mr. Li was deemed to be interested in the 124,554,580 Shares held by CHNR. Mr. Li also directly held       CHNR Shares or approximately 1.2% of the equity interests in CHNR.

(5)                                 Based solely upon its filings with the SEC, we understand that Rosetta Stone Capital Limited was owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Xie was the sole director of Rosetta Stone Capital Limited, Ms. Pan Pan Hui was the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu was a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao was the sole shareholder and director of Smartmind Investments Limited. We also understand that Rosetta Stone Capital Limited maintained an office at 10th Floor, Center Point, 181 Gloucester Road, Hong Kong.

(6)                                 Feishang held       CHNR Shares. Based on the distribution of five Shares for every CHNR Share outstanding, Feishang held       Shares following completion of the Spin-off.

(7)                                 Laitan Investments held 100% of the equity interests in Feishang. Accordingly, under the SFO, Laitan Investments was deemed to be interested in the       Shares held by Feishang.

(8)                                 Mr. Li Feilie held 100% of the equity interests in Laitan Investments. Accordingly, under the SFO, Mr. Li was deemed to be interested in the       Shares held by Feishang. Since Mr. Li also directly held       CHNR Shares immediately prior to completion of the Spin-off, based on the distribution of five Shares for every CHNR Share outstanding, Mr. Li will directly hold       Shares following completion of the Spin-off.

(9)                                 Rosetta Stone Capital Limited held       CHNR Shares. Based on the distribution of five Shares for every CHNR Share outstanding, Rosetta Stone Capital Limited will hold       Shares following completion of the Spin-off.

(10)                          Mr. Tam Cheuk Ho held       CHNR Shares. Based on the distribution of five Shares for every CHNR Share outstanding, Mr. Tam will hold       Shares following completion of the Spin-off.

(11)                          Mr. Wong Wah On Edward held       CHNR Shares. Based on the distribution of five Shares for every CHNR Share outstanding, Mr. Wong will hold       Shares following completion of the Spin-off.

(12)                          Shares held in all cases constituted less than 1% of the issued share capital of the Company.

Following completion of the Spin-off, we will have an aggregate of 124,554,580 Shares outstanding, based on 24,910,916 CHNR Shares outstanding on      , 2013. The mailing address for each of the Directors and executive officers is c/o Feishang Anthracite Resources Limited, Room 2205, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong.

Except as disclosed herein, the Directors are not aware of any person who will, immediately following completion of the Spin-off, have an interest or short position in Shares or underlying Shares which would be required to be disclosed to our Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, directly or indirectly, be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at our general meetings. Except as otherwise disclosed in this listing document, as of the Latest Practicable Date, we were not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

SHARE CAPITAL

	Number of Shares	Value (HK$)

Authorized share capital	1,000,000,000	100,000,000
Issued share capital immediately before completion of the Spin-off	124,554,580	12,455,458
Issued share capital immediately following completion of the Spin-off	124,554,580	12,455,458

ASSUMPTIONS

The above table assumes that the Distribution becomes unconditional and it takes no account of any Shares which may be allotted and issued pursuant to the general mandate to issue new Shares, or which we may repurchase pursuant to the share repurchase mandate.

RANKING

The Shares are ordinary shares in the share capital of the Company and will rank equally in all respects with each other, and will qualify for all dividends, income and other distributions declared, made or paid and any other rights and benefits attaching or accruing to the Shares following the completion of the Spin-off.

GENERAL MANDATE TO ISSUE SHARES

The Directors have been granted a mandate to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which will or might require the exercise of such powers, provided that the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors other than pursuant to:

•                                          a rights issue; or

•                                          any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares shall not exceed the aggregate of:

•                                          20% of the aggregate nominal amount of the Shares in issue as at the date on which dealings in the Shares commence on the Stock Exchange; and

•                                          the aggregate nominal amount of the share capital of the Company repurchased by the Company under the share repurchase mandate (up to a maximum equivalent to 10% of the aggregate nominal amount of Shares in issue as at the date on which dealings in the Shares commence on the Stock Exchange).

This mandate will expire at the earliest of:

•                                          the conclusion of the next annual general meeting of the Company;

•                                          the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

•                                          the revocation or variation of the authority given by an ordinary resolution of the Shareholders.

For further details of this mandate, see the section headed “Further Information About Our Company — Written Resolutions of the Sole Shareholder Dated      , 2013” in Appendix V — “Statutory and General Information” to this listing document.

GENERAL MANDATE TO REPURCHASE SHARES

The Directors have been granted a repurchase mandate to exercise all the powers of the Company to make repurchase of Shares on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, with a total nominal value of not more than 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date on which dealings in the Shares commence on the Stock Exchange.

This repurchase mandate only relates to on-market share repurchases (within the meaning of the Hong Kong Code on Share Repurchases) and will expire at the earliest of:

•                                          the conclusion of the Company’s next annual general meeting;

•                                          the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

•                                          the revocation or variation of the authority given by an ordinary resolution of the Shareholders.

For further details of this repurchase mandate, see the section headed “Further Information About Our Company — Written Resolutions of the Sole Shareholder Dated      , 2013” in Appendix V — “Statutory and General Information” to this listing document.

UNDERTAKINGS BY THE COMPANY

Pursuant to Rule 10.08 of the Listing Rules, the Company has undertaken to the Stock Exchange that the Company will not issue any further Shares or securities convertible into equity securities of the Company (whether or not of a class already listed) or enter into any agreement to such issue within six months from the date on which the Company’s securities first commence dealing on the Stock Exchange (whether or not such issues of Shares or securities will be completed within six months from the commencement of dealing), except in the circumstances provided under Rule 10.08 of the Listing Rules.

UNDERTAKINGS BY THE CONTROLLING SHAREHOLDERS

Pursuant to Rule 10.07 of the Listing Rules, each of the Controlling Shareholders has undertaken to the Stock Exchange and to the Company that except pursuant to the Distribution, it will not and will procure that the relevant registered holder(s) will not:

(a)                                 in the period commencing on the date by reference to which disclosure of its shareholding is made in this listing document and ending on the date which is six months from the date on which dealings in the Shares commence on the Stock Exchange, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the Shares in respect of which it is shown by this listing document to be the beneficial owner; and

(b)                                 in the period of six months commencing on the date on which the period referred to in paragraph (a) above expires, dispose of, or enter into any agreement to dispose of or otherwise create any options, rights interests or encumbrances in respect of, any of the Shares if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, it would cease to be the controlling shareholder of the Company.

Pursuant to Note 3 to Rule 10.07(2) of the Listing Rules, each of the Controlling Shareholders has undertaken to the Stock Exchange and to the Company that within the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in this listing document and ending on the date which is 12 months from the date on which dealings in the Shares commence on the Stock Exchange, it will:

(i)                                     when it pledges or charges any Shares beneficially owned by it in favour of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) pursuant to Note 2 to Rule 10.07(2) of the Listing Rules, immediately inform the Company of such pledge or charge together with the number of Shares so pledged or charged; and

(ii)                                  when it receives indications, either verbal or written, from the pledgee or chargee of any Shares that any of the pledged or charged Shares will be disposed of, immediately inform the Company of such indications.

APPENDIX I	ACCOUNTANTS’ REPORT OF THE COMPANY

[INTENTIONALLY OMITTED.  SEE “ABOUT THIS INFORMATION STATEMENT” ON PAGE IS-1]

I-1

APPENDIX II	ACCOUNTANTS’ REPORT OF GUIZHOU PUXIN

[INTENTIONALLY OMITTED.  SEE “ABOUT THIS INFORMATION STATEMENT” ON PAGE IS-1]

II-1

APPENDIX III	COMPETENT PERSON’S REPORT

CHINA NATURAL RESOURCES INC.
FEISHANG ANTHRACITE RESOURCES LIMITED

INDEPENDENT TECHNICAL REVIEW OF
SEVEN COAL MINES

(BEHRE DOLBEAR PROJECT 13-060)

JULY 2013

PREPARED BY:

BEHRE DOLBEAR ASIA, INC.
6430 SOUTH FIDDLER’S GREEN CIRCLE, SUITE 250
GREENWOOD VILLAGE, COLORADO 80111
(303) 620-0020

 A Member of the Behre Dolbear Group Inc.
© 2013, Behre Dolbear Group Inc. All Rights Reserved.
www.dolbear.com

III-1

BEHRE DOLBEAR

founded 1911 MINERALS INDUSTRY ADVISORS
BEHRE DOLBEAR ASIA, INC.

22 July 2013

The Directors
Feishang Anthracite Resources Limited

(formerly known as “Wealthy Year Limited”)

54-55/F, International Chamber of Commerce Tower

168 Fuhua Third Road, Futian CBD
Shenzhen, Guangdong 518048, China

Re:                             Independent Technical Review of Seven Coal Mines and Properties in Guizhou Province, People’s Republic of China for Feishang Anthracite Resources Limited as at 30 April 2013 Behre Dolbear Project 13-060

Gentlemen:

Behre Dolbear Asia, Inc., a wholly-owned subsidiary of Behre Dolbear Group, Inc., located at the address noted below, herewith submits its updated Independent Technical Review (the “Competent Person’s Report”) of Seven Coal Properties in Guizhou Province, the People’s Republic of China. Behre Dolbear Asia, Inc. is herein referred to as “BD Asia” or “Behre Dolbear.” The original version of this report was submitted to China Natural Resources, Inc. (CHNR) in September 2011. At CHNR’s request, this updated Competent Person’s Report is being submitted to Feishang Anthracite Resources Limited (“Feishang” or “Company”). The Company is preparing for a proposed listing of its shares (Listing) on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK).

This Competent Person’s Report covers all seven underground coal mines of the Company (Mines) and coal mining properties (Properties) in Guizhou Province. The Mines are currently at various stages of construction, development, and operation. Behre Dolbear’s experts visited the Mines during the period from 05 through 11 May 2011, again during the period from 22 through 26 October 2012, and again during the period from 03 through 06 May 2013.

The purpose of this Competent Person’s Report is to provide an independent technical assessment of the Company’s coal mining properties to be included in the listing document for the Listing. This Competent Person’s Report has been prepared in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules), in particular, the requirements of Chapter 18 of the Listing Rules, and therefore, constitutes a Competent Person’s Report under the Listing Rules. The reporting standard adopted by this Competent Person’s Report is the Code for Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for

6430 South Fiddler’s Green Circle, Suite 250, Greenwood Village, Colorado 80111 3030-620-0020 fax 303-620-0024
BEIJING CHICAGO DENVER GUADALAJARA HONG KONG LONDON NEW YORK
 SANTIAGO SYDNEY TORONTO ULAANBAATAR VANCOUVER
www.dolbear.com

III-2

Independent Expert Reports, as adopted by the Australasian Institute of Mining and Metallurgy in 1995 and updated in 2005 (VALMIN Code). Mineral resources and ore reserves defined for the properties have been reviewed for conformity with the Australasian Code for Reporting Exploration Results, Mineral Resources, and Ore Reserves prepared by the Joint Ore Reserves Committee (JORC Code) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia in 1999 and revised in 2004.

This Competent Person’s Report comprises an introduction, followed by a review of the technical aspects of the above matters and a summary risk analysis. We trust that this Competent Person’s Report adequately and appropriately highlights the critical technical aspects of the Mines and Properties under review and addresses all risk elements of significance.

The evidence upon which the estimated coal resources and coal reserves are based includes the deposit geology, drilling, and sampling information, project economics, and past production history. The basis upon which Behre Dolbear formed its view on the coal resource and coal reserve estimates also includes the site visits of Behre Dolbear’s professionals to all the reviewed coal mining properties, interviews of the Company’s site personnel, analysis of the drilling and sampling database, procedures and parameters used for the estimates, and a comparison with past production.

The Behre Dolbear project team consisted of senior-level mining professionals from Behre Dolbear’s Denver office in the United States, the Hong Kong office in China, and the Toronto office in Canada. The scope of work conducted by Behre Dolbear included site visits to all the mining properties, technical analysis of the project geology, coal resource and coal reserve estimates, review of the mining, production, operating and capital costs, economic analysis, environmental assessment, occupational health and safety issues, and compilation of this Competent Person’s Report.

Neither Behre Dolbear nor any of its partners, officers, employees, or associates involved in the preparation of this Competent Person’s Report has any direct or indirect economic, beneficial or ownership interests of any kind (whether in the past, present or contingent) in the Company, its coal mining properties, any of its assets being reported on or any group, holding or associated company of the Company. None of Behre Dolbear’s partners, officers, employees, or associates is an officer, employee, or proposed officer of the Company or any group, holding, or associated company of the Company. Behre Dolbear is to receive a fee for its services (the work product of which includes this Competent Person’s Report) at its normal commercial rate and customary payment schedules. Payment of Behre Dolbear’s professional fee is not contingent upon the outcome of this Competent Person’s Report.

Behre Dolbear confirms that it is not a group, holding, or associated company of the Company. Behre Dolbear does not have any claims outstanding with the Company, its assets, or any group, holding or associated company of the Company.

Pursuant to the terms of Behre Dolbear’s engagement in respect of this assignment, CHNR has agreed to release, defend, and indemnify Behre Dolbear from and against certain liabilities arising from the performance of its services. The Company has not indemnified Behre Dolbear for this assignment.

III-3

This Competent Person’s Report documents Behre Dolbear’s findings with respect to the Company’s Mines, coal-bearing properties, and coal resources and reserves of the Mines as of 30 April 2013. This incorporates the Company’s statements with respect to past and current production costs and certain financial models provided by the Company to Behre Dolbear.

This Competent Person’s Report is based on information compiled by Mr. Norris E. Brooks, who is a member of the Mining & Metallurgical Society of America and is a Senior Associate of Behre Dolbear. Mr. Brooks has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activity that he is undertaking, to qualify as Competent Person, as defined in the JORC Code and Chapter 18 of the Listing Rules. Mr. Brooks, as the Competent Person, takes overall responsibility for this Competent Person’s Report for the purpose of Chapter 18 of the Listing Rules. For the avoidance of doubt, Mr. Brooks’ overall responsibility as Competent Person does not in any way reduce or limit the responsibilities, obligations, and liabilities of Behre Dolbear in respect of the issuance and submission of this Competent Person’s Report.

Except as specifically noted in this Competent Person’s Report, Behre Dolbear confirms that it is not aware of any material changes to the mining operations of the Company other than the on-going production and Mine expansion construction since the date of this report.

As of the date of this report, Behre Dolbear has reviewed and commented on the Company’s regulatory compliance, permit status, and license approval status using criteria that are consistent with the standards of the industry. The impact of new or revised laws, rules, or restrictions that might be imposed on future exploration, development, or operations of the Mines after the date of this report cannot be anticipated.

The sole purpose of this Competent Person’s Report is for use by the Company and its Sponsors in connection with the Listing. This Competent Person’s Report cannot be used or relied upon for any other purpose. Neither the whole, nor any part, of this Competent Person’s Report, nor any reference thereto may be included in, with or attached to any document or used for any other purpose without Behre Dolbear’s written consent to the form and context in which it appears.

Yours faithfully,

BEHRE DOLBEAR ASIA, INC.

Norris E. Brooks

Senior Associate and Competent Person

cc: Alastair McIntyre, Senior Managing Director-Asia

III-4

TABLE OF CONTENTS

1.0	EXECUTIVE SUMMARY			III-15
	1.1	BACKGROUND		III-15
	1.2	GEOLOGY		III-17
	1.3	RESOURCES AND RESERVES		III-17
	1.4	CHINESE RESOURCE ESTIMATE		III-19
	1.5	BD ASIA JORC CODE IN-SITU COAL RESOURCE ESTIMATE		III-20
	1.6	BD ASIA JORC CODE COAL RESERVE ESTIMATE		III-20
	1.7	COAL QUALITY		III-22
	1.8	MINE DESCRIPTIONS AND PLANS		III-22
	1.9	COAL PRODUCTION FORECASTS		III-25
	1.10	COAL PRODUCTS AND MARKETS		III-25
	1.11	REGULATORY ISSUES		III-26
		1.11.1	Mining Rights and Permits	III-26
		1.11.2	Environmental	III-26
		1.11.3	Occupational Health and Safety	III-27
		1.11.4	Social Issues	III-27
	1.12	FINANCIAL EVALUATION AND CASH FLOW MODEL		III-27
	1.13	CONCLUSIONS AND RISK ASSESSMENT		III-29
2.0	QUALIFICATIONS OF BEHRE DOLBEAR ASIA			III-30
	2.1	BEHRE DOLBEAR PERSONNEL		III-30
3.0	SCOPE OF WORK FOR THE UPDATE OF THE TECHNICAL REVIEW			III-33
4.0	DESCRIPTION			III-34
	4.1	GENERAL LOCATION, INFRASTRUCTURE, AND ACCESS		III-34
	4.2	CLIMATE AND PHYSIOGRAPHY		III-34
5.0	GEOLOGY			III-35
	5.1	REGIONAL GEOLOGICAL SETTING		III-35
	5.2	LOCAL AND DEPOSIT GEOLOGICAL SETTING		III-36
		5.2.1	Geological Setting of Qianbei Coal District	III-36
		5.2.2	Geological Setting of the Zhina Coal District	III-39
	5.3	GEOLOGY OF THE COAL DEPOSITS		III-42
		5.3.1	Coal-bearing Strata in the Qianbei Coal District	III-42
		5.3.2	Coal-bearing Strata in Zhina Coal District	III-44
	5.4	GEOLOGICAL DATABASE FOR RESOURCE ESTIMATION		III-45
6.0	COAL RESOURCES AND RESERVES			III-48
	6.1	DIGITAL DATABASE FOR COAL RESOURCE ESTIMATION		III-48
	6.2	COAL-BEARING STRATA		III-48
	6.3	COAL RESOURCE AND RESERVE CLASSIFICATION SYSTEM UNDER THE AUSTRALASIAN JORC CODE		III-49

III-5

	6.4	PROCEDURES AND PARAMETERS FOR COAL RESOURCE ESTIMATION		III-51
	6.5	DISCUSSION — COAL RESOURCES AND RESERVES		III-53
	6.6	COAL RESOURCE STATEMENT		III-54
	6.7	PROCEDURES AND PARAMETERS FOR COAL RESERVE ESTIMATION		III-55
	6.8	COAL RESERVE STATEMENT		III-56
	6.9	PHYSICAL AND CHEMICAL CHARACTERISTICS OF COAL RESERVES		III-57
	6.10	RESOURCE AND RESERVE RISK FACTORS		III-58
	6.11	RESOURCE AND RESERVE CONCLUSIONS		III-60
7.0	MINE DESCRIPTIONS AND PLANS			III-61
	7.1	GENERAL		III-61
		7.1.1	Baiping Coal Mine	III-63
		7.1.2	Yongsheng Coal Mine	III-63
		7.1.3	Dayun Coal Mine	III-64
		7.1.4	Gouchang Coal Mine	III-64
		7.1.5	Dayuan Coal Mine	III-65
		7.1.6	Liujiaba Coal Mine	III-66
		7.1.7	Zhulinzhai Coal Mine	III-66
	7.2	EXPANSION AND CONSTRUCTION SCHEDULES		III-67
8.0	COAL PRODUCTION			III-70
	8.1	HISTORICAL PRODUCTION		III-70
	8.2	FORECASTED PRODUCTION		III-70
9.0	COAL MARKETABILITY AND PRODUCTS			III-73
	9.1	MARKETABILITY OF COAL PRODUCTS		III-73
	9.2	FORECASTED PRODUCT MIX		III-75
	9.3	CUSTOMERS AND TRANSPORTATION		III-79
10.0	REGULATORY ISSUES			III-83
	10.1	MINING RIGHTS		III-83
	10.2	ENVIRONMENTAL, SAFETY, AND SOCIAL MATTERS		III-87
		10.2.1	Baiping Coal Mine	III-87
		10.2.2	Yongsheng Coal Mine	III-88
		10.2.3	Dayun Coal Mine	III-90
		10.2.4	Gouchang Coal Mine	III-92
		10.2.5	Dayuan Coal Mine	III-93
		10.2.6	Liujiaba Coal Mine	III-95
		10.2.7	Zhulinzhai Coal Mine	III-96
	10.3	OCCUPATIONAL HEALTH AND SAFETY		III-97
11.0	OPERATING COSTS			III-99
12.0	CAPITAL COSTS			III-101
13.0	FINANCIAL ANALYSIS			III-103
	13.1	INTRODUCTION		III-103

III-6

	13.2	TECHNICAL ASSUMPTIONS — BCFM INPUTS		III-104
		13.2.1	Basis of BCFM Inputs	III-104
		13.2.2	Cash Flow Timeline	III-105
		13.2.3	LOM and Reserves	III-105
		13.2.4	Coal Production	III-106
		13.2.5	Coal Sales Price and Revenues	III-107
		13.2.6	Cost of Production	III-111
		13.2.7	Other Costs and Expenses	III-113
		13.2.8	Taxes and Government Levies	III-113
		13.2.9	Capital Costs, Depreciation, and Amortization	III-114
		13.2.10	Working Capital	III-115
		13.2.11	Net Income and Cash Flow Determination	III-115
	13.3	DEMONSTRATION OF ECONOMIC VIABILITY		III-115
	13.4	SENSITIVITY ANALYSIS		III-116
14.0	RISK ANALYSIS			III-118

LIST OF TABLES

Table 1.1	Original Chinese Resource Summary	III-19
Table 1.2	BD Asia’s Estimate of the In-situ JORC Code Coal Resource	III-20
Table 1.3	JORC Code Coal Reserves and Resources	III-21
Table 1.4	Company Ramp-up and LOM Forecasted Annual Production by Mine(1)	III-25
Table 1.5	Product Mix Distribution By Year	III-26
Table 5.1	Structural Feature Summary of Three Coal Mines of the Company in Qianbei Coal District	III-38
Table 5.2	Structural Feature Summary of Four Coal Mines in Zhina Coal District	III-42
Table 5.3	Mineable Coal Seams for the Coal Mines of the Company	III-44
Table 5.4	Mineable Coal Seams for the Company’s Coal Mines	III-45
Table 5.5	Bulk Densities Used for Coal Resource Estimation	III-47
Table 6.1	Exploration Project Table	III-48
Table 6.2	Main Parameters of Mineable Coal Seams for All Company Properties	III-49
Table 6.3	Correlation of 1999 Chinese Resource Classification with JORC Code Resource Classes	III-53
Table 6.4	Chinese Resource Summary	III-54
Table 6.5	BD Asia’s Estimate of the JORC Code Resources at the Company’s Mines	III-54
Table 6.6	JORC Code Coal Reserves and Resources	III-56
Table 6.7	Average Coal Quality of Raw Coal in the Reserves	III-57
Table 7.1	Summary Description of the Seven Underground Anthracite Mines	III-62
Table 7.2	Overall Projected Production Capacities and Permitted Capacities	III-67
Table 7.3	Construction and Production Schedules	III-68
Table 8.1	Historical Production — May 2011 to April 2013	III-71

III-7

Table 8.2	Company Projected Annual Coal Production Volumes	III-72
Table 9.1	Market Targets for the Company’s Anthracite Coals	III-73
Table 9.2	Basis for Steady State Final Product Mix	III-76
Table 9.3	Projected Product Mix Distribution By Mine	III-77
Table 9.4	Overall Product Mix Distribution By Year	III-78
Table 9.5	Current Coal Transportation Network	III-80
Table 10.1	Permits for Mining Rights	III-83
Table 10.2	Summary of the Main Approved Permits for the Seven Mines	III-84
Table 10.3	Summary of Compensated Households for the Mines Under Construction and Households Remaining to be Compensated	III-89
Table 10.4	Description of Historical Fatalities and Serious Injuries at the Company’s Mines(1)	III-98
Table 11.1	Actual and Forecasted Direct Production Cash Costs	III-100
Table 12.1	BCFM Total Capital Costs	III-102
Table 13.1	Company Holdings in the Seven Mines	III-104
Table 13.2	Origin of Original Mine Design Parameters	III-104
Table 13.3	Comparison of JORC Code Equivalent Reserves (As of 30 April 2013) and BCFM Projected Production	III-106
Table 13.4	BCFM Forecasted Annual Commercial Coal Production By Mine	III-106
Table 13.5	Product Mix Distribution By Year	III-107
Table 13.6	BCFM Projected Coal Prices	III-108
Table 13.7	Comparison of BCFM-Projected Coal Prices versus Historical Coal Prices	III-110
Table 13.8	BCFM Cost of Production — Steady State (LOM)	III-112
Table 13.9	BCFM Other Costs and Expenses and Government Levies — Steady State (LOM)	III-114
Table 13.10	BCFM Total Capital Costs By Year	III-115
Table 14.1	Overall Risk Assessment Matrix	III-118
Table 14.2	Project Risk Determination for Coal Mines of the Company	III-118

LIST OF FIGURES

Figure 1.1.	General location of Mines and Properties described in this report	III-16
Figure 5.1.	Simplified map of Tectonic Unit Distribution of northwestern Guizhou coal fields	III-35
Figure 5.2.	Local geological map of the Company’s Mines in Qianbei coal district, Guizhou	III-36
Figure 5.3.	Comprehensive strata column map of the coal field in Jinsha County	III-37
Figure 5.4.	Local geological map of the Company’s Mines in Zhina coal district, Guizhou Province	III-39
Figure 5.5.	Comprehensive strata column map of coalfields in Nayong County	III-40
Figure 5.6.	East-West transgressed facies in late Permian coal measures	III-41

III-8

Figure 5.7.	A multiple cyclic marine-terrestrial sediments system during Late Permian from West Guizhou Province	III-43
Figure 6.1.	General relationships between exploration results, coal resources, and coal reserves (after the JORC Code 2012 edition)	III-51
Figure 7.1.	Construction and production schedule	III-69
Figure 10.1.	A BD Asia summarized safety approval process for Mines awaiting permission for commercial production	III-86
Figure 13.1.	PCI and anthracite coal price trends in the Guizhou Province	III-109
Figure 13.2.	Total revenue distribution by coal type	III-111
Figure 13.3.	NPV (10%) sensitivity analysis — BCFM	III-117

III-9

HISTORY OF ENGAGEMENT

In 2009 and 2010, China Natural Resources, Inc. (CHNR) acquired the entire or majority equity interest in seven underground anthracite coal mines in Guizhou Province, the People’s Republic of China (PRC). Under a Consulting Services Agreement, dated 14 March 2011, CHNR engaged Behre Dolbear Asia, Inc. (“BD Asia” or “Behre Dolbear”) to conduct an Independent Technical Review (ITR) of CHNR’s interests in the seven coal mining operations (Mines) and the properties upon which they operate (Properties) to support a listing on the NASDAQ Capital Market. As of the transmittal date of this report, CHNR remains listed on the NASDAQ Capital Market.

For the development of the ITR, a team of Behre Dolbear experts visited the Mines and the Properties during the period from 05 May 2011 through 11 May 2011. That report was prepared by relying upon information gathered during that site visit and using data and information provided by CHNR and its subsidiaries (CHNR Group). This included extensive information regarding the Mines and the Properties, forecasted expansion and development activities, resultant production, and capital and operating cost forecasts. Based upon the information provided by the CHNR Group at that time, Behre Dolbear believed that the plans and schedules were reasonably consistent with generally accepted international standards for such activities.

A report titled “INDEPENDENT REVIEW OF SEVEN COAL MINES” (September 2011 ITR) was submitted to CHNR in September 2011. The purpose of the September 2011 ITR was to comply with certain requirements under Industry Guide 7 promulgated by the United States Securities and Exchange Commission (U.S. SEC).

Under a subsequent Consulting Services Agreement, dated 04 July 2012, CHNR engaged Behre Dolbear to update the information in the September 2011 ITR. This report (Updated ITR) provides the most recent ITR of the Mines and Properties. The Updated ITR is intended to be included in the listing document of a wholly owned subsidiary of CHNR, Feishang Anthracite Resources Limited (Company), for the purpose of its proposed listing on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK).

The following chart sets out the structure under which the Mines and Properties and their mining related activities are owned, and their operations are held by the Company and its subsidiaries (Group).

III-10

CORPORATE STRUCTURE

III-11

(1)                                 The remaining 1% equity interest is held by Mr. Zheng Shengjian, a third party independent of CHNR Group (including our Group).

(2)                                 The remaining 1% equity interest is held by Mr. Huang Bin, a third party independent of CHNR Group (including our Group).

(3)                                 The remaining 1% equity interest is held by Mr. Cai Songqing, a third party independent of CHNR Group (including our Group).

(4)                                 The remaining 1% equity interest is held by Mr. Li Shenggen, a third party independent of CHNR Group (including our Group).

(5)                                 The remaining 30% equity interest is held by Yangpu Wanshun Energy Co. Ltd., a third party independent of CHNR Group (including our Group).

(6)                                 The remaining 30% equity interest is held by Yangpu Wanshun Energy Co. Ltd., a third party independent of CHNR Group (including our Group).

BD Asia began its initial review of the information to be contained in the update; however, early in the review, it became apparent that many of the permitting, expansion, and upgrading schedules presented to BD Asia in 2011 and included in the September 2011 ITR had not been met.

It is BD Asia’s opinion that the delays are due, in part, to the unpredictability of Chinese national and provincial government actions. For example:

(1)                                 Certain mining and/or development activities in all Guizhou Province coal mines have been suspended for varying periods since the issuance of the September 2011 ITR because of serious accidents in certain (non-CHNR Group) Guizhou Province coal mines. While the government agencies must be applauded for efforts to improve safety, these actions were not anticipated or predicted by either the CHNR Group or Behre Dolbear during development of the September 2011 ITR.

(2)                                 Certain mining and/or development activity in Guizhou Province coal mines was suspended during a meeting of the Congress of Party Representatives of Guizhou Province and also for a national conference of Party Representatives.

(3)                                 Permitting and licensing activities were delayed because of unanticipated difficulties in relocating project-affected households.

(4)                                 Mining activity was delayed as a result of the Guizhou government’s requirement for certain coal mines using drilling and blasting mining methods to upgrade to semi-mechanical longwall mining methods.

In light of recent experience, the Group has made appropriate adjustments in its planning and scheduling and management has benefited from those experiences.

III-12

In the new engagement, BD Asia and the Group approached the Updated ITR with a fresh perspective, and did not simply carry forward information contained in the September 2011 ITR. The disclosure of present-day information by the Group has permitted BD Asia to make an objective, current assessment of the subject matter.

During the period from 22 through 26 October 2012, the professionals responsible for the September 2011 ITR again visited the Mines and the Properties. BD Asia’s experts made this second visit in order to:

•                                          better understand the nature of the 2011-2012 delays.

•                                          discuss new schedules for the expansion, upgrading, and permitting activities.

•                                          ascertain the actual progress at the Mines.

•                                          gather contemporary information regarding the Mines and the Properties.

•                                          facilitate an objective and current ITR.

Because of further delays, primarily due to unpredictable state-wide government actions, the BD Asia team made another site visit to the properties during the period from 03 through 06 May 2013 in order to gather information of the effects of the new government policies and regulations on the project and to understand the status of the Project Affected People (PAPs).

CORPORATE RECIPIENT OF UPDATED ITR

Prior to finalization of the Updated ITR, CHNR asked BD Asia to address the Updated ITR to “Feishang Anthracite Resources Limited” and provided the following explanation for that request:

•                                          CHNR’s Chairman, Mr. Li, holds a 59.3% stake in CHNR through Feishang Group Limited, a company that is indirectly wholly owned by Chairman Li.

•                                          The Mines, the Properties, and their mining related activities are owned and their operations are held through Feishang Anthracite Resources Limited, which is 100% owned by CHNR. Feishang Anthracite Resources Limited plans to list its shares on the SEHK.

•                                          The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited requires the Updated ITR (which will form part of the listing document to be published by Feishang Anthracite Resources Limited for the purpose of the listing) to be addressed to the entity that is seeking the listing m that is, Feishang Anthracite Resources Limited.

•                                          CHNR has confirmed that all licenses, permits, etc. in respect of the Mines and Properties are either held or being applied through the PRC subsidiary of Smartact Limited, the direct wholly-owned subsidiary of Feishang Anthracite Resources Limited. Feishang Anthracite Resources Limited holds all relevant Mines and Properties that plan to be listed on the

III-13

SEHK. Originals and photocopies of existing permits were presented to BD Asia for review. The client’s attorneys are responsible for the authenticity of the permits. Licenses and permits of the Mines and Properties will not be transferred outside of Feishang Anthracite Resources Limited and the PRC subsidiaries and there is no intention to do so immediately prior to or after completion of the listing. The names of the PRC operating subsidiaries will not be changed immediately prior to or after completion of the listing.

BD Asia has relied upon the representations of CHNR and has not independently confirmed the validity of CHNR’s statements in the above regard, nor has it investigated the corporate interrelationships described above. In this Updated ITR, the term “Company” now refers to “Feishang Anthracite Resources Limited.” BD Asia further notes that it has not independently verified the current ownership and validity of the mining rights, licenses, and permits of the Company.

STANDARDS FOR DEVELOPMENT OF THE UPDATED ITR

This Updated ITR meets the requirements for Competent Person’s Reports under Chapter 18 of the Rules Governing the Listing of Securities on the SEHK (Listing Rules) and has been prepared in accordance with the relevant rules and reporting standards therein. The reporting standard adopted for this report is the Code for Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports as adopted by the Australasian Institute of Mining and Metallurgy in 1995 and updated in 2005 (VALMIN Code). Coal resources and coal reserves defined for the Properties have been reviewed to determine their conformity with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia in 1989 and revised at various times, the latest being in 2012 (the “JORC Code” or the “2012 JORC Code”).

DISCLAIMER

BD Asia has conducted an ITR of seven coal mining operations and their associated properties. BD Asia professionals have made two site visits to the Mines and Properties. With respect to technical, operational, and financial issues, BD Asia has exercised all due care in reviewing the supplied information and believes the basic assumptions are factual and correct and the interpretations are reasonable. BD Asia has independently analyzed data provided by the Group, but the accuracy of the conclusions in this Updated ITR largely relies upon the accuracy of the supplied data. The intent of this Updated ITR is to report on technical, operational, and financial issues related to the Mines and Properties, irrespective of the ownership structure in which they are held. BD Asia does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from investment or other financial decisions or actions. BD Asia makes no representation with respect to the schedules or the attainment of the corporate restructuring described above.

III-14

UNITS USED IN THIS REPORT

The metric system is used throughout this report and the currency used is the Chinese Yuan (or RMB).

When units in other systems and other currencies are used, they are identified in the text.

Elevations are expressed in meters above mean sea level.

1.0 EXECUTIVE SUMMARY

1.1                               BACKGROUND

CHNR is incorporated in the British Virgin Islands and is listed on the NASDAQ Capital Market. CHNR’s head office and the offices of Feishang Anthracite Resources Limited are located in Hong Kong and Shenzhen, Guangdong Province of the People’s Republic of China (“China” or “PRC”). The offices that are responsible for the Mines and the Properties are located in Guiyang, Guizhou Province of China.

Feishang Anthracite Resources Limited is incorporated in the British Virgin Islands. It is a wholly-owned subsidiary of CHNR. Feishang holds all of its anthracite coal Mines through wholly-or majority-owned subsidiaries.

In addition to its zinc and iron mine in Wuhu, Auhui Province, PRC, CHNR’s primary business is coal mining and coal sales, which it operates through the Company. The Company currently controls and operates three underground anthracite coal Mines in Jinsha County, two underground anthracite coal mines in Nayong County, and two underground anthracite coal mines in Liuzhi Special District, Guizhou Province. These properties are currently in production or at the construction stage of development except for Gouchang where operations have been suspended since March 2013. CHNR and the Company plan to upgrade the production capacity of these seven mines to a total of 5.8 million tonnes per year (Mtpa).

In September 2011, BD Asia developed an independent technical report to support certain CHNR filings on the NASDAQ Capital Market. BD Asia has been engaged to update the September 2011 ITR using a format that meets the Chapter 18 requirements of the SEHK. The Updated ITR is to be filed with the SEHK in support of the proposed listing of Feishang Anthracite Resources Limited, a wholly-owned subsidiary of CHNR.

III-15

Figure 1.1 shows the location of Guizhou Province in China and the general location of the Mines and Properties described in this report.

Figure 1.1. General location of Mines and Properties described in this report

III-16

1.2                               GEOLOGY

The Mines are located in the west and north regions of Guizhou Province. They are located in two different coal districts, the Zhina (Zhijin-Nayong) Coal District to the west of Guiyang (the capital city of Guizhou Province) and the Qianbei Coal District to the north of Guiyang. The Zhina Coal District contains the Liujiaba Coal Mine, Zhulinzhai Coal Mine, Dayuan Coal Mine, and Gouchang Coal Mine. The Qianbei Coal District contains Dayun Coal Mine, Yongsheng Coal Mine, and Baiping Coal Mine.

Geologically, both Qianbei and Zhina Coal Districts are located in the Central Guizhou Uplift of the Yangzhi Craton (see Figure 5.1). They are surrounded by boundary faults on all directions. The Nayong Fault zone separates the Qianbei and Zhina Coal Districts.

The Qianbei Coal District is of relatively simple to medium geological structure. It has undergone limited structural deformation since the deposition of the Permian coal-bearing strata. These coal-bearing strata have been gently and widely folded. Fault structures are from simple to medium developed in the Company’s three mines in the Qianbei Coal District.

Thickness and continuity of the coal seams in the Qianbei Coal District is generally consistent in each Mine. Seam thicknesses range from less than 0.83 meters (m) to 2.77m.

The Zhina Coal District is of relatively simple to medium geological structure. It has undergone limited structural deformation since the deposition of the Late Permian coal-bearing strata. These coal-bearing strata have been gently and widely folded. Normal fault structures are from simple to medium developed in the Company’s four mines in the Zhina Coal District.

The thickness of the coal seams is generally consistent across each Mine in the Zhina Coal District. Seam thicknesses range from less than 0.5m to 8.3m.

1.3                               RESOURCES AND RESERVES

BD Asia estimates that the seven mining properties covered by this review hold approximately 126.8 million tonnes (Mt) of Measured, 200.2 Mt of Indicated, and 83.5 Mt of Inferred in-situ Coal Resources conforming to the definitions in the 2012 edition of The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Included within the in-situ resource are approximately 29.1 Mt of Proved and 181.2 Mt of Probable Coal Reserves, also conforming to the 2012 JORC Code.

Wuhan Zhongnan Metallurgical Mineral Exploration and Resources Environment Engineering Co., Ltd. (WZMM) was engaged to develop independent coal resource estimations and mine designs for the seven Properties that are now held by the Company. WZMM is an independent entity licensed to conduct exploration and resource estimation for solid mineral resources, including coal, in China. WZMM completed the Chinese Resource and Reserve work at the Properties during the period from December 2010 through March 2011. The contents and dates of those reports are discussed herein.

III-17

Furthermore, the Company’s subsidiaries had engaged the Jiangxi Provincial Coal Mining Design Institute (JPCM) to produce life-of-mine (LOM) mine plans and production schedules at each Mine. JPCM is an independent entity licensed for the development of such geological and mining studies. The contents and dates of those plans and schedules are discussed herein.

In part, BD Asia has based the opinions in this ITR upon the information contained in the WZMM and JPCM studies. BD Asia analyzed the data and conclusions in those studies to determine the accuracy and completeness of that work. Those analyses included certain statistical tests to confirm the validity of the data and certain cross-checking calculations to corroborate the conclusions of that work. Having been satisfied with the results of the WZMM and JPCM studies, BD Asia used that information in developing this report. Using the WZMM and JPCM studies in conjunction with its own knowledge of coal-bearing properties, BD Asia examined the Resources and Reserves of the following Properties:

•                                          Baiping Coal Mine

•                                          Yongsheng Coal Mine

•                                          Dayun Coal Mine

•                                          Gouchang Coal Mine

•                                          Dayuan Coal Mine

•                                          Liujiaba Coal Mine

•                                          Zhulinzhai Coal Mine

Following are the general observations made by BD Asia regarding the resources and reserves for the seven Mines.

•                                          BD Asia believes that the coal resource estimation database, procedures, and parameters applied by WZMM to the Company’s properties are reasonable and appropriate.

•                                          BD Asia believes that the data density requirements for measured and indicated block definition used by WZMM for the estimates are reasonable for JORC Code resource estimation for coal deposits of this type.

•                                          The resource and reserves calculated by WZMM and JPCM using the Chinese standards appear to be of high quality and to accurately reflect the underlying drilling data.

•                                          The work was well organized and WZMM and JPCM personnel have a good understanding of the potentially minable portion of the in-situ resource at the Properties.

III-18

1.4                               CHINESE RESOURCE ESTIMATE

WZMM estimated the in-situ resource at the Company’s properties using typical manual methods and government-approved techniques. The Chinese in-situ resource estimate has been completed for only a portion of the seams at each property, as these are the seams that meet the Chinese standards for minable coal seams based on coal type, depth, and seam orientation. At the Company’s Properties, the primary parameters used to determine the minable portion of the seams are:

• Minimum thickness	0.70m to 0.80m (depending on the Mine)
• Maximum ash content	40%
• Maximum sulfur content	3%
• Minimum heating value	22.1 Mj/kg

Using these parameters, WZMM determined that 38 different seams at the Mines have minable potential. They plotted each seam with thickness contours and appropriate isopachs of ash, sulfur, and thermal value to determine those areas that meet the Chinese criteria. They divided the area on these plan maps and assigned an estimation categorization using sampling density and spacing. They digitized the area, multiplied by thickness and apparent density, adjusted the volume if the dip of the seam was greater than 10 degrees, and then tabulated the results.

Based on the techniques applied by WZMM, it was determined that the unmined in-situ tonnage estimate for these seven Mines is approximately 418 Mt of coal classified in the Chinese system as 331, 332, and 333 resources. The estimate is shown by seam in Table 1.1.

Table 1.1
Original Chinese Resource Summary
(MILLIONS OF TONNES)
(AS OF MAY 2011)

	Resource Category
Coal Mine	331	332	333	Total
Baiping	9.36	24.44	7.50	41.30
Yongsheng	37.70	60.73	36.84	135.27
Dayun	57.79	73.48	19.77	151.04
Gouchang	8.71	3.65	1.66	14.02
Dayuan	8.00	5.71	4.52	18.23
Liujiaba	13.74	14.66	16.77	45.17
Zhulinzhai	6.21	6.87	0.13	13.21

Total	141.51	189.54	87.19	418.24

III-19

1.5                               BD ASIA JORC CODE IN-SITU COAL RESOURCE ESTIMATE

BD Asia’s resource and reserve expert and geologist reviewed and verified the calculations completed by WZMM. BD Asia excluded some of the areas included in the Chinese calculations because they do not conform to the 2012 JORC Code guidelines. BD Asia also found a small number of minor mathematical errors and these were adjusted prior to estimating the in-situ resource conforming to JORC Code guidelines. Resources in Table 1.2 are inclusive of the Reserves.

Table 1.2
BD Asia’s Estimate of the In-situ JORC Code Coal Resource
AS OF 30 APRIL 2013
(MILLIONS OF TONNES)

	In-situ Resource Category
Coal Mine	Measured	Indicated	Inferred	Total
Baiping	8.77	24.44	7.24	40.45
Yongsheng	27.97	71.12	32.24	131.33
Dayun	57.79	73.48	19.72	150.99
Gouchang(1)	8.60	3.67	1.52	13.79
Dayuan	7.43	6.55	5.70	19.68
Liujiaba	10.15	14.30	16.77	41.22
Zhulinzhai	6.11	6.67	0.29	13.07

Total	126.82	200.23	83.48	410.53

(1)                                 Tenure of the Coal Resource at Gouchang is at risk until either consolidation is completed or a new mine permit is obtained.

1.6                               BD ASIA JORC CODE COAL RESERVE ESTIMATE

Based on the above in-situ resource, JPCM has developed a mine design and plan for extraction of the coal. They have excluded coal underneath the local villages and protected areas, barrier pillars required for ventilation and haulage, and they have accounted for mining losses. BD Asia adjusted JPCM’s work to account for production, mining losses, dilution and eliminated seams or parts of seams, which, because of interburden and seam thickness, may only be partially recoverable.

III-20

Table 1.3 shows BD Asia’s estimate of the JORC Code Reserves and Resources at the Company’s Properties as of 30 April 2013. The Inferred Resources are in addition to the Reserves.

Table 1.3
JORC Code Coal Reserves and Resources
AS OF 30 APRIL 2013
(MILLIONS OF TONNES(3))

	Reserve/Resource Category
Coal Mine	Proved	Probable	Total Proved and Probable Reserves	Inferred(1)
Baiping	3.51	19.04	22.55	7.24
Yongsheng	3.91	49.05	52.96	32.24
Dayun	12.50	84.79	97.29	19.72
Gouchang(2)	1.87	3.85	5.72	3.57
Dayuan	2.99	5.27	8.26	6.38
Liujiaba	2.16	11.76	13.92	16.77
Zhulinzhai	2.17	7.41	9.58	0.29

Total	29.11	181.17	210.28	86.21

(1)                                 Inferred tonnage is in addition to Reserve tonnage.

(2)                                 Tenure of the Coal Resource and Reserve at Gouchang is at risk until either consolidation is completed or a new mine permit is obtained.

(3)                                 Totals are subject to slight rounding adjustment

The differences in the tonnages from Table 1.2 and Table 1.3 reflect mining losses, un-mined coal left in place to protect the villages and surface facilities, pillars between old mine working, and pillars necessary to support underground operations to recover the coal.

While the Company currently has tenure of the Coal Reserves and Resources at the Gouchang Coal Mine, the mine permit and production at this property has been suspended due to a newly introduced consolidation policy in the Province until it has been consolidated with one of the adjacent coal mines. Alternately, the government might allow the Company to develop a new mine design which incorporates an increased production capacity and then grant a mining permit without consolidation; however, it is unclear at the present time if the government would rescind the consolidation order and issue the Company a new mining permit. In the event that the Province ultimately requires the consolidation, the tenure of the Resources and Reserves at Gouchang could end up under the control of a different party or the Company could increase their holdings depending on the Company’s negotiations with the adjacent mines. Behre Dolbear therefore believes the company’s tenure at Gouchang could be at risk.

III-21

1.7                               COAL QUALITY

The coal produced at the Mines is classified as anthracite. Anthracite is characterized by high calorific values, low volatility, low impurities, high density, high ignition point, and a long combustion time. Anthracite is suitable for use in the chemical industry (production of synthetic ammonia and methanol) as well as for use as thermal coal for power generation, metallurgical applications (sintering, smelting, and injection in steel mills), and production of construction materials (cement). In the PRC, anthracite is divided into lump and fine anthracite classifications. Lump anthracite is applicable to the chemical industry while fine anthracite has its primary applications in the power and construction industries. It can also be sold as Pulverized Coal Injection (PCI) products for the iron and steel industries. Fine anthracite can also be used in the chemical industries.

BD Asia reviewed extensive drill core data and certain examples of washability data provided by the Company. The physical and chemical characteristics described in the reviewed data indicate that the Company’s coals can generally be categorized as WY2 and WY3 anthracite products, as defined by the State Standard of China Coal Classification System (GB5751-86). The data indicates that the vast majority of the Company’s coal is in the WY3 category, with dry volatile matter contents ranging from 6.5% to 10.0%. The dry ash contents of the Company’s coals indicate that beneficiation (coal washing) may be required prior to utilization in some instances.

The Group provided specific data for the Baiping C5, Dayun M8, and Yongsheng C8 coal seams that confirm their applicability as PCI products. From seam to seam, the Company has documented physical and chemical characteristics that are consistent with PCI Grades I, II, and III in accordance with State Standard of China Coal Classification GB/T 1852-2008 for PCI coal definition.

1.8                               MINE DESCRIPTIONS AND PLANS

Baiping Coal Mine is located in Jinsha County. The Company holds a 70% interest in Baiping Coal Mine. The Mine was opened in 2008 with 2 slopes accessing the 5 mineable coal seams dipping at 8 degrees. A shaft was added in 2009. The Mine had an original design capacity of 300 kilotonnes per year (ktpa). Baiping Coal Mine is currently operating under a 150 ktpa mining rights permit. Mine management will ultimately apply for a mining rights permit allowing 600 ktpa from 1 mechanical longwall. Current production comes from Seam 12, which is approximately 2.2m thick, at an average depth of 120m.

Yongsheng Coal Mine is located in Jinsha County. The Company holds a 70% interest in Yongsheng Coal Mine. The Mine is currently in development construction with no coal production. Development consists of over 13,000m of tunnels in limestone with a 1,000m conveyor belt providing access to a nearby river that is reportedly navigable. The development tunnels will provide mining access to as many as 5 coal seams dipping approximately 10 degrees. By definition, the Chinese government has declared coal seams thicker than 0.70m to be mineable and the law decrees they must be mined. Three of the 5 seams defined, as mineable, are less than 1.08m thick. Behre Dolbear believes the seams less than 1.08m thick may be mineable; however, recovery will probably be less than mandated by law. Behre Dolbear has discounted recovery of those seams to a percentage it believes is more likely to occur.

III-22

Yongsheng holds a mining rights permit for 600 ktpa from 2 mechanical longwalls with the initial test run planned for May 2013. The current design capacity is 900 ktpa and is expected to increase to 1,800 ktpa in 2015 with the start-up of an additional mechanical longwall. Yongsheng is divided into an east block and a west block by a significant vertical fault. Other minor faults are scattered throughout the mining blocks.

Dayun Coal Mine is located in Jinsha County. The Company is the sole owner of Dayun Coal Mine. Construction of the Mine commenced in May 2012. Initiation of construction was delayed over relocation disagreements with the surrounding project-affected villagers. The local issues were to be mitigated by local government authorities and during the update, the Company indicated that these issues are being resolved. Relocation is expected to be completed by the end of 2013. Dayun Coal Mine obtained a 600 ktpa mining rights permit in March 2011. Initial production of 600 ktpa to 900 ktpa is proposed from 1 mechanical longwall unit beginning in July 2015, increasing to 1,800 ktpa in 2017 with the addition of a second mechanical longwall unit. The Mine area contains 4 mineable seams dipping at angles between 8 degrees and 24 degrees.

Gouchang Coal Mine is located in Nayong County. The Company holds a 99% interest in Gouchang Coal Mine. Historical coal mining has occurred in and around this area since the 1970s. Gouchang’s mining license covers an area of 1.7198 square kilometers (km2) and it has a permitted production capacity of 90 ktpa from 5 mineable seams dipping between 23 degrees and 36 degrees, with an average mineable seam thickness of 2.06m. Actual tonnes produced for the Years 2011 and 2012 were 96 kt and 53 kt, respectively.

Due to high methane emissions (12.44m3/t to 17.18m3/t) and the possibility of methane outbursts, the Gouchang Coal Mine was idled from March to August in 2012 pending a gas prevention and gas control assessment by government-approved gas testing agencies. The required gas control assessment has since been conducted. As a result of the test, an approval JNYMT(2012) No. 278 was issued on 20 August 2012 and production resumed soon after. Production was from a manual longwall using drilling and blasting methods with multiple manually operated single props for roof support at the face area. At the time of its October 2012 site visit Behre Dolbear had been informed that the government of Guizhou Province had issued a circular issued by the State Administration, Work Safety No. 178 (2010), officially disallowing, or severely limiting, coal production from using drilling and blasting methods. However, the Company recently stated that since Gouchang Coal Mine was confirmed prior to issuance of that circular [No. 178 (2010)] it was permitted to continue operations with the manual longwall production method. Unfortunately, the recent Notice QianNengYuanBan [2013] No. 120 Ref No. (QFGD-2013-29002) requires consolidation of coal mines in Guizhou Province that are considered to have a high possibility of methane outburst and that have production capacities of less than 90 ktpa. As a result, operations at Gouchang Coal Mine have temporarily been suspended since March 2013 pending possibility of consolidation with the neighboring mine to meet government set safety standards.

III-23

Dayuan Coal Mine is located in Nayong County. The Company holds a 99% interest in Dayuan Coal Mine. Construction for the Dayuan Coal Mine was initiated in June 2009. Currently, Dayuan holds a mining permit with production capacity of 300 ktpa. There was no commercial production at Dayuan in 2011 or 2012. The Mine will produce coal from 5 mineable coal seams dipping at approximately 19 degrees. The Company plans to apply for a mining rights permit allowing 450 ktpa in 2014. Coal production and development have historically been from a manual longwall using drilling and blasting. As of 21 December 2010, management was required to switch to semi-mechanical longwall methods using a Chinese-made shearer with multiple single props for face support after completion of the first working panel. The Company reports that this Coal Mine was selected to participate in a pilot project for this type of mining. There have been delays in mining development due to government policy changes. The issues have been dealt with including the completion of various methane control testing programs. Mine management informed the BD Asia team that all required licenses/permits are expected by December 2013 with commercial production starting immediately thereafter.

Liujiaba Coal Mine is located in Liuzhi Special District. The Company holds a 99% interest in Liujiaba Coal Mine. The mining rights permit covers an area of 3.7891 km2 and Liujiaba Coal Mine has a mining rights permit of 300 ktpa from 3 coal seams dipping at less than 10 degrees. Coal production at Liujiaba Coal Mine has been delayed because the government of Guizhou Province disallowed production from drilling and blasting methods. The Company reports that Liujiaba Coal Mine has also been selected as part of a pilot program to adopt semi-mechanical longwall production method. However, trial production using manual longwall methods with multiple single prop face support did start in June 2012. The Company reported that this Mine obtained its coal production safety license on 20 November 2012 and also obtained its coal production license on 25 December 2012 permitting it to start production using semi-mechanical longwall.

Zhulinzhai Coal Mine is located in Liuzhi Special District. The Company holds a 99% interest in Zhulinzhai Coal Mine. The Mine was originally opened in 1994. It has a licensed mining area of 1.4104 km2 with 5 mineable seams. It has a history of low, sporadic production. Zhulinzhai obtained its 300 ktpa mining rights permit in April 2011, received the remaining necessary permits in 2012 and passed the inspection approval of safety on 16 February 2012. The 300 ktpa construction was completed in August 2011 and the Mine went into trial production. Production will come from mining 3 seams dipping at between 12 degrees and 20 degrees. Steady state production will be from 1 mechanical longwall and 3 development units. Mining has resumed, but not to full capacity because not all PAPs have moved out.

III-24

1.9                               COAL PRODUCTION FORECASTS

Table 1.4 shows the forecasted production for each Mine through the LOM. The ramp-up of volumes in the Baiping, Yongsheng, and Dayun Coal Mines result from the completion of the optimization design by adding one more mechanical longwall unit to each mine. Dayuan, Liujiaba, and Zhulinzhai Coal Mines will have single mechanical longwall units. Gouchang Coal Mine will continue as a manual longwall operation.

Table 1.4
Company Ramp-up and LOM Forecasted Annual Production by Mine(1)
(KTPA)

Coal Mine	2013	2014	2015	2016	2017	2018	2019-LOM
Baiping	290	300	350	385	570	600	600
Yongsheng	500	900	950	1,400	1,800	1,800	1,800
Dayun	20	200	660	920	1,000	1,485	1,800
Gouchang	0	0	20	110	110	110	110
Dayuan	60	200	320	450	450	450	450
Liujiaba	200	200	300	300	400	600	600
Zhulinzhai	60	180	300	420	450	450	450

Total	1,130	1,980	2,900	3,985	4,780	5,495	5,810

(1)                                 Includes construction and production coal.

The above forecasts assume that the measures forecasted by the Company will be undertaken by the Company to successfully expand production. In addition, these tonnages are predicated on steady state market conditions and government policies allowing mining to continue or to commence at the Gouchang and Dayuan Coal Mines and then remain unchanged during the next several years.

1.10                        COAL PRODUCTS AND MARKETS

The Company has indicated that prior to 2013, most of the coal produced at the operating Mines was sold as thermal coal. Starting in 2013, the Company intends to beneficiate certain portions of the run-of-mine coal in order to enhance marketability and facilitate the sale of differing grades of coal as necessary. However, coal sales in 2013 will continue to be primarily thermal coal with only a portion sold as chemical coal. This has been primarily driven by the Guizhou government’s requirement for the Company to produce and sell a minimum amount of thermal coal, which has taken a significant portion of Company’s production capacity. The Company has projected increases in chemical coal and PCI-grade coal sales after March 2014.

The Company commissioned Shanxi Fenwei Energy Consulting Co., Ltd. (Fenwei Energy) to prepare a market study on the market for Guizhou anthracite coals and used the information developed in that market study to determine a product mix for the coals produced at the Mines.

On the basis of this market study, a majority of the coal from the Mines will be sold as either chemical coal for the production of synthetic ammonia or methanol or as thermal coal to the electric power industry. Some PCI coal will be produced at the Baiping, Yongsheng, and Dayun Coal Mines for use in the steel industry. The projected overall product mix is shown in Table 1.5.

III-25

TABLE 1.5
PRODUCT MIX DISTRIBUTION BY YEAR

Coal Product	2013	2014	2015	2016	2017	2018	2019
PCI	0%	10%	13%	13%	14%	14%	14%
Chemical Coal	22%	36%	51%	51%	51%	51%	52%
Thermal Coal	78%	46%	26%	25%	23%	24%	22%
High Ash Anthracite	0%	8%	10%	11%	12%	11%	12%

Total	100%	100%	100%	100%	100%	100%	100%

Source: “Project Champion_Financial Model (June 2013) — to BDv1.xls” — The Company model used to generate net income and cash flows.

To attain the product mix indicated above, coal from the Comany’s Mines might require washing to achieve the appropriate dry ash content for each designated use. The Company plans to construct a coal beneficiation facility that will process coals from the Baiping, Yongsheng, and Dayun Coal Mines. The initial phase of the beneficiation plant construction is expected to be completed by 2014. Coal volumes in excess of the beneficiation plant capacity and coal produced prior to 2014 are planned to be outsourced to nearby beneficiation facilities owned by others as necessary. The new coal beneficiation plant is still in the design phase; its capacity and associated costs have not been finalized.

1.11                        REGULATORY ISSUES

1.11.1              Mining Rights and Permits

All mining operations inspected by BD Asia possessed the material operation permits and mining rights at the time of the May 2013 visit and those Mines under construction had received approvals for such construction. Those Mines in pilot run are ready to receive approvals upon safety inspection.

1.11.2              Environmental

The permits for water and air emission stipulate the environmental protection conditions for each Mine, including the frequency of site inspection by the Environmental Protection Bureau (EPB) officers to ensure compliance with the environmental protection requirements. Each Mine has waste management plans. Mine refuse is either used for road construction or stored in waste storage dumps. Wastewater is treated before it is discharged to the nearby water catchments.

Environmental monitoring, which includes the monitoring of wastewater quality, air quality, and general site inspections, is conducted by the government protection personnel on weekly and monthly bases. BD Asia had the opportunity to review reports from the EPB for some Mines. The reports show compliance with the government standards.

Though no site has reached ISO standards, Guizhou Provincial Coal Mine Design and Research Institute, the designing company responsible for environmental assessments studies for the Company’s Mines, has passed the GB/T19001-2008/ISO 9001: 2008 Standard.

III-26

1.11.3              Occupational Health and Safety

All senior Mine management staff positions have the appropriate level of technical competence and experience and those who are not competent are reportedly being replaced. BD Asia also observed that safety statistics and accident records of recent years are kept. Safety statistics are available at all individual sites. They reflect a low occupational health and safety risk since measures are being applied to avoid future fatalities and accidents. Methane drainage facilities, compressed air stations, and Mine fans are all in place and in good running order. Three-year medium-term mining plans showing current and future panel layouts were all available at the Mine sites. BD Asia received records of all fatalities at each individual site and discussed measures to avoid future occurrences.

The Company is obliged to meet the local government regulations to improve safety standards. Gas tests have been conducted to classify the category of each Mine in terms of methane outbursts. High methane gas outbursts Mines have installed methane drainage systems to drain methane before mining. Methane control and monitoring systems are in place at operating Mines. Small Mines with risks of methane outburst are obliged to integrate with neighboring mines or apply for expansion to meet government set standards.

1.11.4              Social Issues

Under international standards, each Mine has been encouraged to fully integrate the local community by improving the infrastructures around each individual site and to improve on corporate social responsibility in order to have local support to continue the operation. BD Asia observed that corporate management, in collaboration with the government, is investing in road improvements around the individual sites.

Some delays have been encountered at the Dayun and Zhulinzhai Coal Mines as the result of the need to relocate some of the local villagers. The government department responsible for arbitrating company-community issues is fully involved in helping to resolve issues with Project Affected Persons (“PAPs”) at Dayun and Zhulinzhai Coal Mines. The Company has encountered similar issues at other mines. Nevertheless, progress has been achieved at those mines and construction is proceeding smoothly.

1.12                        FINANCIAL EVALUATION AND CASH FLOW MODEL

On 04 June 2013, BD Asia received the cash flow financial model prepared by the Company titled “Project Champion_Financial Model (June 2013) — to BDv1.xls” (herein referred to as “Base Case Financial Model” or “BCFM”). The technical operating parameters, revenues, operating costs, taxes, and capital costs for the seven Mines and Properties are integrated into the BCFM, resulting in the determination of the after-tax net income and cash flow for each Mine and the aggregate of the seven projects for 18 years commencing in Year 2013 and ending 2030. Behre Dolbear’s review focused on the period between 2013 and 2019.

III-27

The objective of BD Asia’s evaluation of the BCFM was to validate the economic viability of the seven Mines and Properties in support of the Proved and Probable Reserves reported in this ITR. This financial evaluation is not intended to represent the fair market value of the seven Mines and Properties. The focus of this financial evaluation was on the reasonableness of the mining technical inputs into the BCFM and the effect of those inputs on the economic viability of the Mines and Properties, thus, substantiating the categorization of the reported Proved and Probable Reserves.

The basis of the BCFM production volumes, unit production costs, and capital expenditures are the “original mine designs” and the “optimization mine designs” for the individual seven Coal Mines and Properties. Accordingly, the final production capacity at each Mine will be accomplished in two phases. The first phase incorporates the design parameters as per the original mine design to achieve a base production capacity. The original mine designs were prepared as individual feasibility studies between the Years 2002 and 2010. This phase of work is in varying degrees of completion at all of the Mines.

The optimization mine design reports were produced in March 2011 and are based on the incremental increases in production above the base capacity and do not address the original mine design parameters in any significant detail. The operating costs and capital costs are also reported on an incremental basis. In the BCFM, the Company modified the original and optimization production volumes and unit production costs to account for more recent management plans and budgets.

BD Asia did not review the underlying assumptions regarding the current management production volumes and costs; however, the Company’s projections appear to be generally more conservative than those outlined in the original and optimized mine plans.

Each of the seven Mines demonstrated a positive undiscounted net present value (NPV) during its LOM. Therefore, Behre Dolbear believes the Proved and Probable Reserves for the seven Mines, as reported in this Updated ITR, have demonstrated economic viability under reasonable financial assumptions. These results are dependent on the viability of technical inputs discussed in this report. Material changes in the operating costs, capital costs, and coal sales prices could affect these results.

Certain variable factors could have significant effects on the financial performance of the Mines. To determine the effect of these variables, Behre Dolbear prepared sensitivity analyses by changing the following components of the base case assumptions.

•                                          Coal sales prices

•                                          Operating costs

•                                          Capital expenditures

Of the sensitivity factors reviewed, the cash flow from the Mines was most significantly affected by variations in the coal sales prices.

III-28

1.13                        CONCLUSIONS AND RISK ASSESSMENT

Based upon BD Asia’s site visits, review of provided information and data, and discussions with the Company, BD Asia has reached the following conclusions and has identified the following risks to the ability of the Mines to meet forecasted production and financial targets.

•                                          BD Asia confirms a significant resource base conforming to 2012 JORC Code guidelines.

•                                          BD Asia believes that the new and proposed mine plans and mining equipment will meet the forecasted production performance shown above in Table 1.4.

•                                          BD Asia believes the following aspects of the project present the greatest risks to the Mines and the Company.

(1)                                 Surface transportation in the Mine areas is not well developed though during the May 2013 site visit the BD Asia team did observe that upgrading of local haul roads is being undertaken.

(2)                                 Mining of the lower stacked seams, particularly those with thin interburdens, may reduce the percentage of recovery.

(3)                                 Production ramp-up time for the new, mechanized longwalls may be longer than forecasted due to lack of experience in this type of mining in the work force and supervisory staff.

(4)                                 Further, unanticipated delays might be encountered due to government policies.

(5)                                 A reduction in PCI and chemical coal sales could have an effect on the economics; especially, if a greater proportion of the coal is sold as lower-priced thermal coal in the long term.

III-29

2.0  QUALIFICATIONS OF BEHRE DOLBEAR ASIA

Behre Dolbear Asia, Inc. (BD Asia) is a wholly owned subsidiary of Behre Dolbear & Company, Inc., which is in turn a wholly owned subsidiary of the Behre Dolbear Group Inc. Behre Dolbear Asia, Inc. was established in 2004 to manage Behre Dolbear’s projects in China and other Asian countries. Behre Dolbear Asia’s project teams typically consist of senior-level professionals from Behre Dolbear’s Denver office in the United States, Sydney office in Australia, Beijing office in China, and other worldwide offices. Since its establishment, Behre Dolbear Asia, Inc. has conducted over 50 technical studies for mining projects in China or overseas mining projects to be acquired by SEHK-listed Chinese companies. The Behre Dolbear Group Inc. is an international minerals industry advisory and consulting group that has operated continuously worldwide since 1911. The Behre Dolbear Group currently has offices in Beijing, Chicago, Denver, Guadalajara, Hong Kong, London, New York, Santiago, Sydney, Toronto, Ulaanbaatar, and Vancouver. The firm specializes in performing mineral industry studies for mining companies, financial institutions, and natural resource firms, including mineral resource/ore reserve compilations and audits, mineral property evaluations and valuations, due diligence studies and independent expert reviews for acquisition and financing purposes, project feasibility studies, assistance in negotiating mineral agreements, and market analyses. The firm works with a broad spectrum of commodities including base and precious metals, coal, ferrous metals, and industrial minerals on a worldwide basis. The Behre Dolbear Group has acted on behalf of numerous international banks, financial institutions and mining clients and is well-regarded worldwide as an independent expert engineering consultant in the minerals industry. Behre Dolbear has prepared hundreds of independent technical reports for mining projects worldwide to support various types of financings and to support securities exchange filings of mining companies in Hong Kong, the United States, Canada, Australia, the United Kingdom, and other countries.

Behre Dolbear’s associates and consultants have occupied senior corporate management and operational roles and are thus well-experienced from a commercial view point as well as being independent expert technical consultants. The professionals assigned to this review were specifically chosen for their knowledge of the coal industry and the various coal-related disciplines that are the subjects of this report.

2.1                               BEHRE DOLBEAR PERSONNEL

The following personnel were assigned to conduct this update.

Project Advisor — Mr. Donald K. Cooper is the former President of Behre Dolbear & Company (USA), Inc. He continues to serve as the parent company’s Global Director of Coal Services. He holds a BS degree in Mineral Preparation Engineering from The Pennsylvania State University and he did MS level studies in Mineral Economics and Statistics at the West Virginia University. He has diverse experience in eastern-United States coal mining, preparation, marketing, transportation, and utilization. His 40 years in the coal industry have included project engineering, construction, and start-up management. The majority of that time was spent in the West Virginia coal fields. Working for large, publicly held corporations such as United States Steel Corporation and small, private companies, he managed project feasibility studies for coal mining and preparation, developed capital and operating budgets, structured and restructured operating and sales organizations, and established coal mining business plans. He has extensive experience in the evaluation and development of coal

III-30

projects in the Appalachian region of the United States. Mr. Cooper specializes in the practical aspects of project development and management, including capital budget analysis, contract specifications, and construction progress and start-up coordination. He has been either the Project Manager or the Project Advisor for essentially all of Behre Dolbear’s major coal industry studies during the past 10 years.

Project Manager and Mining Engineer — Mr. Norris Brooks, based in Malaysia, has over 30 years of experience in the coal industry, including 20 years in executive level management. He has managed and directed underground and surface mines and mining companies as well as mine development projects. His business expertise includes management of surface and underground coal mine operations, coal preparation, acquisitions, safety, business development, organization development, project management and construction, financial evaluations, and feasibility studies. Mr. Brooks has extensive coal industry experience in the United States, Indonesia, China, Mongolia, Russia, India, Malaysia, Mexico, and South America. Mongolian experience includes the development of an Independent Technical Review of a large surface mining complex in Mongolia. Domestically and internationally, he has managed coal mining and processing operations, managed mine development projects, been involved in the evaluations and negotiations for several acquisitions, been the project leader in numerous feasibility studies, and been an advisor to foreign governments and companies on coal mine fires, explosions, and inundations. Mr. Brooks’ credentials include a Bachelor of Engineering in Mining from The Ohio State University and The Executive Program from the Darden School of Business, University of Virginia. He meets the requirements for “Competent Person” as defined in the Australasian JORC Code and in Chapter 18 of the Listing Rules, and the requirements for “Qualified Person” as defined in Canadian National Instrument 43-101. Mr. Brooks takes overall responsibility for this report.

Resource/Reserve Specialist — Dr. Robert Cameron has over 20 years of experience in geostatistical analysis of ore reserves, computerized mine planning, computerized studies for ultimate pit limit optimization, mine management consulting, cost optimization, operations downsizing, minerals valuation, mine economic feasibility analysis, mine finance and operations research. Dr. Cameron had responsibility for supervising, reviewing, and quality assurance of all ore reserve worked performed by Behre Dolbear as their Director of Geostatistics and Mine Planning. He has extensive experience in computerized mine planning and ore reserve estimation using classical and geostatistical ore reserve modeling; selection of mining related computer software, ore reserve audits, computer applications, mineral commodity studies, computer modeling of commodities, and remediation of abandoned mine sites. Additionally, he has a vast knowledge of the full range of mine planning computer software including Datamine, MedSystem, Techbase, PC-Mine, and Whittle pit optimization. In addition, he has worked with computers since the early 1970s and has a wide range of knowledge in computer applications, programming, database development and design, computer communications, web site design, and network design and implementation. Dr. Cameron holds B.S., M.S., and Ph.D. degrees in Mining Engineering from the University of Utah.

Environmental and Permitting Specialist — Dr. Lawrence Malesu holds a Ph.D. in Safety Technology and Engineering and a Master degree in Environmental Engineering, both granted by Northeastern University in Shenyang, China. Fluent in Mandarin, Mr. Malesu specializes in the assessment of environmental and safety risks. He has provided his services on a number of Behre Dolbear projects in China and for Chinese clients on other continents. He has worked as the

III-31

government Inspector of Mines and Environment in Africa. He has extensive experience in open cast and underground mining activities, including coal, copper, and iron ore. His work has involved environmental site assessment, mining rights, permitting and licensing, mitigation plans, wastewater treatment, feasibility studies, and mine environmental and social integrations and responsibilities.

Financial Modeling and Economic Analysis — Ms. Amy Jacobsen has 25 years of diverse experience in technical consulting, business plan development, business process reviews, and independent engineer technical reviews of large infrastructure projects, including coal and mineral projects as well as power generation projects. She specializes in the review, analysis, and preparation of cash flow models for use in project evaluations and valuations. Her experience has been in Asia, Europe, North and South America, Australia, Middle East, and Africa, and includes experience in energy fuels such as coal, lignite, and uranium as well as precious metals, base metals including copper, cobalt, zinc, and nickel, industrial minerals and fertilizers. Ms. Jacobsen holds a B.S. in metallurgical engineering from the Colorado School of Mines and an MBA from the University of Denver.

Underground Mining Engineering — Dr. Jerry Tien, Ph.D., P.E. has over 35 years of experience in mining engineering, including 13.5 years in the mining industry and 24.5 years in academia teaching mining engineering courses. He worked 2 years in an underground copper operation and 11.5 years in the coal industry (including 1.5 years as VP, Technical Services for a 6 Mt anthracite underground coal operation in Jincheng, Shanxi, China). He served on the 6-member federal Technical Study Panel mandated by the MINER Act of 2006 studying the use of belt air in underground coal mines. In addition to teaching, he has consulted for over 65 different mines, mining companies, consulting firms, law firms and government agencies, coal, metal and nonmetal, including the World Bank, International Financial Corporation, and the United Nation’s Development Program (UNDP) in Geneva. He has written two books (Practical Mining Ventilation Engineering and China’s Gold Industry), conducted over 30 short courses on mine ventilation, diesel particulate emissions control, mine dewatering and coal mining in the US, China, Canada and Mexico. He has authored and co-authored over 130 journal and symposium papers, including one chapter on room and pillar coal mining in SME Mining Engineering Handbook, 3rd Edition (2010). Dr. Tien’s credentials include a B.S. (National Chenggong University, Taiwan), M.S. (Michigan Technological University) and Ph.D. (University of Missouri-Rolla), all in mining engineering, and an MBA from the University of Evansville, Indiana. He is a registered Professional Engineer and a Mine Foreman, both in the Commonwealth of Kentucky.

III-32

3.0  SCOPE OF WORK FOR THE UPDATE OF THE TECHNICAL REVIEW

From 22 October 2012 through 26 October 2012, Mr. Brooks, the Project Manager for the September 2011 ITR, Dr. Lawrence Malesu, the Environmentalist and Permitting Specialist for the September 2011 ITR, and Dr. Jerry Tien Underground Mining Engineer, traveled to Jinsha County, Nayong County, and Liuzhi Special District, in Guizhou Province, PRC to inspect the progress or changes at each Mine since the May 2011 site visit. The team visited and inspected the seven coal mining properties reviewed in this report. The visits included an evaluation of environmentally related practices and underground inspections of the Yongsheng, Gouchang, Liujiaba, and Baiping Coal Mines. During Behre Dolbear’s visits, discussions were held with technical and managerial staff at the Property sites and with technical and management personnel in Guiyang, Guizhou regional offices of the Company.

From 03 through 06 May 2013, Mr. Brooks and Mr. Malesu traveled to Jinsha County and Nayaong County and again reviewed progress with issues related to PAPs and mine development. Mr. Brooks and Mr. Malesu visited Dayun Coal Mine, Yongsheng Coal Mine, and Dayuan Coal Mine during that site visit.

This report covers the following primary items:

•                                          mining tenements (mining rights), history and infrastructures.

•                                          geology and characteristics of coal seams.

•                                          restatement of coal resource coal reserve estimates according to JORC standards.

•                                          coal mining operations.

•                                          coal production forecasts.

•                                          coal quality.

•                                          mining production costs.

•                                          transport to markets.

•                                          capital expenditures.

•                                          environmental issues and management.

•                                          occupational health and safety.

•                                          project economics and projected cash flows.

•                                          risk analysis.

III-33

4.0  DESCRIPTION

4.1                               GENERAL LOCATION, INFRASTRUCTURE, AND ACCESS

Jinsha County, under the administration of Bijie City, is located in northwest Guizhou (Figure 1.1). Total area for the county is approximately 2,528 km2. The population is approximately 669,700.

Nayong County, under the administration of Bijie City, is located in west Guizhou (Figure 1.1). Total area for the county is approximately 2,448 km2. The population is approximately 938,000.

Liuzhi Special District, under the administration of Liupanshui City, is located in the west Guizhou (Figure 1.1). Total area for the county is approximately 1,792 km2. The population is approximately 652,500.

Because of their abundant coal resources, coal mining and processing are increasing as primary industries for Jinsha and Nayong Counties and Liuzhi Special District. Smaller coal mines have been required to shut down or merge with larger coal mines.

Local infrastructure at all the Company’s Mines is not well developed, though from observation, many of the roads are being upgraded and paved. Baiping and Dayun Coal Mines are within the administrative jurisdiction of Gaoping Town of Jinsha County and Yongsheng Coal Mine is within the administrative jurisdiction of Huajue Town of Jinsha County. These 3 Mines are located approximately 28 kilometers (km) to 35 km southeast of Jinsha County and approximately 3 km to 6 km east of Gaoping Town. They are approximately 45 km from the electric power plant of Jinsha County, and about 70 km from the railway stations of Zunyi County. There are conceptual plans to provide access to water transportation on the Wujiang River. Gouchang and Dayuan Coal Mines are located in Nayong County and are accessible by the road from Bijie to Shuicheng city. The intention is for Dayuan Coal Mine to sell its coal to a power plant located 7 km from the Mine. Liujiaba and Zhulinzhai Coal Mines are located north of Liuzhi Special District in the mountain area of Xinhua town. The Mines are accessible by paved roads passing through communities and villages.

4.2                               CLIMATE AND PHYSIOGRAPHY

Guizhou is a mountainous province with higher topographic relief in the west gradually becoming lower relief toward the eastern and southern portions of the province. The western part of the province where the Mines are located forms part of the Yunnan-Guizhou Plateau. Guizhou has a sub-tropical humid climate with few seasonal changes. Average monthly temperatures range from 9°C to 20°C. The average annual precipitation in the region is approximately 1,267 millimeters (mm), with the period of May through September accounting for 70% of the annual precipitation. No surface waters are within the Mine areas other than several seasonal streams that are part of the Wujiang River basin within the Yangtze River water system. According to the China Regionalization Map for Motion Parameters (GB198306-2001), the basic Seismic Intensity is less than Degree VI for the regions where the Mine areas are located. Earthquakes have taken place in this region historically, but their intensities were less than Degree VI.

Generally, all of the seven Mines are subject to similar conditions.

All the Mines are located in mountainous areas away from local communities. According to the surface maps provided to Behre Dolbear, there are no government-protected areas in any of the Mine leases visited by Behre Dolbear.

III-34

5.0 GEOLOGY

5.1      REGIONAL GEOLOGICAL SETTING

Guizhou is the most important coal producing province in South China. Approximately 150 Mt of coal were produced in Guizhou Province in 2010. More than 90% of this coal was produced from Late Permian coal measures in West and Northwest Guizhou. The Company’s Mines are located in the above mentioned areas and are divided into 2 different coal districts, the Zhina Coal District west of Guiyang, the capital city of Guizhou Province and Qianbei Coal District north of Guiyang. The Zhina Coal District contains the Liujiaba (also called Xinsong) Coal Mine, the Zhulinzhai (also called Linjiaao) Coal Mine, the Dayuan Coal Mine, and the Gouchang Coal Mine. The Qianbei Coal District contains the Dayun Coal Mine, the Yongsheng (also called Yongfu) Mine, and the Baiping Coal Mine (Figure 1.1).

Geologically, both Qianbei and Zhina Coal Districts are located in the Central Guizhou Uplift of the Yangzhi Craton (Figure 5.1). They are surrounded by boundary faults on all directions. The Nayong Fault zone separates the Qianbei and Zhina Coal Districts. The current outline of the structural characteristics was finalized in the Yanshan tectonic movement during the Late Mesozoic.

Figure 5.1.    Simplified map of Tectonic Unit Distribution of northwestern Guizhou coal fields

III-35

5.2      LOCAL AND DEPOSIT GEOLOGICAL SETTING

5.2.1 Geological Setting of Qianbei Coal District

The main structural features in the Qianbei Coal District are north-northeast folds and faults, i.e., the Erhai anticline, Huajue anticline, Huamiaogou syncline, and Gaoping compound syncline (Figure 5.2).

Figure 5.2.    Local geological map of the Company’s Mines in Qianbei coal district, Guizhou

III-36

Stratigraphy in these coalfields, in an ascending order, consists of Middle Permian Maokou Formation (P2m), Upper Permian Longtan Formation (P3l), Changxing Formation (P3c), Lower Triassic Yelang Formation (T1y), and Quaternary (Q) (Figure 5.3). Maokou Formation (P2m) comprises various kinds of limestone. Longtan Formation (P3l) consists of coal-bearing sandstones, mudstones, limestones, and coal beds. Changxing Formation (P3c) is limestone that contains chert nodules, clumps, and bands. Triassic Yelang Formation consists of limestones, argillaceous limestones, and mudstones.

Figure 5.3.    Comprehensive strata column map of the coal field in Jinsha County

The Upper Permian Longtan Formation is the only coal-bearing formation in the Company’s Qianbei Coal District properties. This formation has an overall thickness ranging from 67m to 320m and contains 12 coal seams with a total thickness ranging from 5m to 6m. Of the 12 coal seams, 5 are considered mineable or mostly mineable with a combined average thickness ranging from 5m to 9m.

III-37

The Qianbei Coal District is of relatively simple to medium complex geological structure. It has undergone limited structural deformation since the deposition of the Permian coal-bearing strata. These coal-bearing strata have been gently and widely folded. Fault structures are from simple to medium developed in the Company’s three coal mining properties of the Qianbei Coal District. The structure feature summary of these Mines is listed in the Table 5.1.

TABLE 5.1

STRUCTURAL FEATURE SUMMARY OF THREE COAL MINES OF THE COMPANY IN
QIANBEI COAL DISTRICT

Coal Mine	Folds	Faults
Baiping	Wide and gentle syncline complex with strata dip angle from 10 degrees to 13 degrees, locally 25 degrees.	Faults are not developed in the mine area. Only some small faults with 3m to 5m vertical displacements
Yongsheng	Wide and gentle syncline complex with strata dip angle from 5 degrees to 15 degrees, It can be 80 degrees at the coal seam outcrop which is brought up by the coal field boundary fault.

There are a total of 11 faults in the mine area, 7 of which are normal faults, and 4 are reverse faults. Vertical displacements range from 10m to 170m. The fault strike lengths range from 300m to 2,440m.

Dayun	Monocline strata with dip angle of 16 degrees to 24 degrees with average of 18 degrees.	Six simple faults with 10m to 70m vertical displacements.

Coal seams in the Qianbei Coal District have generally been metamorphosed to coal rank equivalent to anthracite coal.

III-38

5.2.2  Geological Setting of the Zhina Coal District

The main structural features in the Zhina Coal District are northeast-east folds and faults. Within the Upper Permian Series, the coal-bearing strata including Longtan Formation and Changxing Dalong Formation, the overlying strata including Yelang Formation and Yongningzhen Formation of Lower Triassic Series and Quaternary (Figure 5.4).

Figure 5.4.    Local geological map of the Company’s Mines in Zhina coal district, Guizhou Province

III-39

In an ascending order, the stratigraphy of the Zhina Coal District consists of Middle Permian Maokou Formation (P2m), Upper Permian Longtan Formation (P3l), and Changxing Formation (P3c), Lower Triassic Yelang Formation (T1y), and Quaternary (Q) (Figure 5.5) after “Late Permian coal measures in south-western China”, International Journal of Coal Geology 85 (2011), Wang et al). Maokou Formation (P2m) consists of various kinds of limestones. Longtan Formation (P3l) consists of coal-bearing sandstones, mudstones, limestones, and coal beds. Changxing Formation (P3c) is limestone that contains chert nodules, clumps, and bands. Triassic Yelang Formation consists of limestones, argillaceous limestones, and mudstones.

Figure 5.5.    Comprehensive strata column map of coalfields in Nayong County

III-40

Figure 5.6 (after “Late Permian coal measures in south-western China,” International Journal of Coal Geology 85 (2011)), Wang, et al. shows the lateral facies changes east-west across the region, with the terrestrial (coal bearing)/marine (transgressive limestone) cycles. Wang, et al. identified up to 4th level transgressive facies cycles.

Figure 5.6.    East-West transgressed facies in late Permian coal measures

The Upper Permian Longtan Formation is the only coal-bearing formation at the Company’s properties located in the Zhina Coal District. This formation has an overall thickness ranging from 80m to 400m and contains 17 coal seams deemed economic, ranging in thickness from 0.6m to 8.3m at the Gouchang, Dayuan, Liujiaba, and Zhulinzhai Coal Mines. Across these 4 tenements, 6 additional seams are considered too thin for economic mining.

The Zhina Coal District is of relatively simple to medium geology structure. It has undergone a limited structural deformation since the deposition of the Late Permian coal-bearing strata. These coal-bearing strata have been gently and widely folded. Normal fault structures are from simple to medium developed in the Company’s four coal mine Properties of the Zhina Coal District. The structure feature summary of the four Mines is listed in the Table 5.2.

III-41

TABLE 5.2

STRUCTURAL FEATURE SUMMARY OF FOUR COAL MINES IN
ZHINA COAL DISTRICT

Coal Mine	Folds	Faults
Gouchang	Wide and gentle monocline complex with strata dip angle from 20 degrees to 30 degrees, it can be 80 degrees at the coal seam outcrop which is brought up by the coal field boundary fault.	Faulting known from exploration drill holes and mine workings are quite small normal faults (throw <1m) and do not greatly impede mining.
Dayuan	Wide and gentle syncline complex with strata dip angle from 3 degrees to 7 degrees, locally 25 degrees.	Faults are not developed in the mine area. Only seen some small faults with 1m to 2m vertical displacements.
Liujiaba	Relatively flat strata with dip angle of 2 degrees to 3 degrees.	Three normal faults with 10m to 20m vertical displacements.
Zhulinzhai	Relatively flat strata with dip angle of 2 degrees to 3 degrees.	No significant faulting known from exploration data.

5.3      GEOLOGY OF THE COAL DEPOSITS

5.3.1  Coal-bearing Strata in the Qianbei Coal District

All minable coal seams at the Company’s Mines are contained in the Permian Longtan Formation. This formation consists of multiple cyclic marine-terrestrial sediments, including sandstones, siltstones, mudstone, limestone, clay, and coal seams (Figure 5.7). It is rich in fern plant fossils in the clastic sediments and brachiopod animal fossils in the limestone. It has total thicknesses ranging from 120m to 165m. There are 12 coal seams with an overall thickness ranging from 6.78m to 16.10m. Five of the seams have overall thickness ranging from 5.08m to 9.24m. All are considered mineable or mostly minable under current technology and economic conditions. These coal seams in the Longtan Formation are numbered from top to down. They are C4, C5, C7, C8, and C12 in the Baiping Coal Mine; C8, C9, C10, C11, and C12 in the Yongsheng Coal Mine; and M6, M8, M11, and M12 in the Dayun Coal Mine. These coal seam designations are used in the resource estimation for the Company’s Mines.

III-42

Figure 5.7.    A multiple cyclic marine-terrestrial sediments system during Late Permian from West Guizhou Province

The thickness of the coal seams is generally consistent in each Mine. The continuity of these coal seams is also relatively consistent over the distances. Average seam thickness ranges from 0.83m to 2.77m. Some of the coal seams contain 1 or 2 layer partings. Separation between mineable coal seams is variable from 10m to 30m, which generally is not a problem for current mining methods. Ground control problems caused by transmitted stresses between seams are only minor. Most of the licensed areas are above hydrostatic water levels and pumping problem is relatively minimal.

III-43

Table 5.3 lists the mineable coal seams used for the current resource estimation and their average thickness and average seam dip ranges.

TABLE 5.3

MINEABLE COAL SEAMS FOR THE COAL MINES OF THE COMPANY
QIANBEI COAL DISTRICT

Coal Mines	Mineable Seam Numbers	Minimum-Maximum Seam Thickness (m)	Average Seam Thickness (m)	Average Seam Dip (degree)
Baiping	C4	1.6 - 3.0	2.1	10 - 13
	C5	1.3 - 1.9	1.6
	C7	1.4 - 2.1	1.8
	C8	1.2 - 2.3	1.8
	C12	1.3 - 3.6	2.3

Yongsheng	C8	1.8 - 3.9	2.8	5 - 15
	C9	0.2 - 1.8	0.9
	C10	0.3 - 2.4	0.8
	C11	0.3 - 1.6	1.1
	C12	1.3 - 2.5	1.7

Dayun	M6	0.3 - 3.3	1.7	16 - 24
	M8	1.1 - 5.0	2.7
	M11	0.5 - 2.9	1.2
	M12	0.8 - 3.6	2.0

5.3.2  Coal-bearing Strata in Zhina Coal District

All minable and mostly minable coal seams at the Company’s mines in the Zhina Coal District are contained in the Late Permian Longtan Formation. This formation consists of multiple cyclic marine-terrestrial sediments, including sandstones, siltstones, mudstone, limestone, clay, and coal seams. It is rich in fern plant fossils in the clastic sediments and brachiopod animal fossils in the limestones. It ranges from 80m to 400m thick. Within this formation, there are 17 economic coal seams with a thickness range of between 1m to 8m. These seams are mineable or mostly mineable under current technology and economic conditions. The mineable coal seams in the Longtan Formation are numbered from top to down. They are M5-1, M5-2, M6-1, M6-2, and M13 in the Gouchang Coal Mine; C3, C5, C6, and C7 in the Dayuan Coal Mine; M27, M28, and M30 in the Xinsong Coal Mine; and C6, C16, C18, C27, and C30 in the Linjiaao Coal Mine. These coal seams are used in the resource estimation for the Company’s four Zhina Coal District mines. Additional coal seams have been identified at the Dayuan Coal Mine (C11, C22, C26, C28, C31, C32, and C34); however, these coal seams have not been included in the resource estimate because they are considered too deep and too thin at the current level of exploration knowledge.

The thickness of the coal seams is generally consistent across each Mine. The continuity of these coal seams is also reasonable across the explored areas within the tenements. Average seam thickness ranges from 0.5m to 8.3m. Some of the coal seams contain 1 or 2 partings. Separation between mineable coal seams is variable from 10m to 30m, which generally is not a problem for currently adopted mining methods. Ground control problems caused by transmitted stresses between seams are only minor. Most of the licensed areas are above hydrostatic water levels and pumping problems are relatively minimal.

III-44

Table 5.4 lists the mineable coal seams used in the current resource estimation and their average thickness and average seam dip ranges. The thickness of all the mineable coal seams are suitable for both mechanical longwall panel mining method or drilling and explosive mining method for the Company’s 4 Mines in the Zhina Coal District.

TABLE 5.4

MINEABLE COAL SEAMS FOR THE COMPANY’S COAL MINES
ZHINA COAL DISTRICT

Coal Mines	Mineable Seam Numbers	Minimum-Maximum Seam Thickness (m)	Average Seam Thickness (m)	Range of Seam Dip (degree)
	M5-1	0.2 - 3.0	2.6	20 - 30
	M5-2	1.2 - 4.6	3.2
Gouchang	M6-1	0.9 - 2.3	1.7
	M6-2	0.4 - 1.4	1.2
	M13	1.0 - 1.2	1.1

	C3	0.4 - 2.1	1.1	5 - 18
	C5	0.8 - 8.6	3.5
Dayuan(1)	C6	0.8 - 1.2	1.0
	C7	0.5 - 1.5	1.0

	M27	0.9 - 6.3	4.6	3 - 6
Liujiaba	M28	0.8 - 5.9	3.3
	M30	1.0 - 6.5	4.6

	C6	3.5 - 4.5	3.9	15 - 20
	C16	1.1 - 2.2	1.5
Zhulinzhai	C18	1.2 - 3.2	1.7
	C27	0.8 - 3.2	2.0
	C30	1.0 - 2.2	1.5

(1)                   Other coal seams have been identified for the Dayuan Coal Mine (C11, C22, C26, C28, C31, C32, and C34); however, these coal seams have not been included in the resource estimate because they are considered too deep and too thin at the current level of exploration knowledge. Additionally, minimal data points were available in the Resource report provided to Behre Dolbear.

5.4                 GEOLOGICAL DATABASE FOR RESOURCE ESTIMATION

The Company (and/or its various subsidiaries) engaged WZMM to develop independent coal resource estimations and mine designs for the seven Properties held by the Company. WZMM is an independent entity licensed for exploration and resource estimation for solid mineral resources, including coal, in China.

III-45

The database used for the coal resource estimation includes historical exploration data and data collected from the current coal mines of the Company. The dates of the WZMM resource reports for the seven Mines range from December 2010 to March 2011. Each of the Company’s Mines has been the subject of a number of resource estimates in the past. Those were conducted by licensed state-run entities similar to WZMM. Basic information for these studies, including topography, deposit geology, geological mapping, and drilling data, was compiled for each coal mining license area by WZMM. Included in the database are coal seam thickness, coal quality, and dry bulk density data.

Gouchang, Dayuan, and Baiping Coal Mines have been operational over a number of years. Historical coal resource estimates have generally been verified by mine production. Production has also provided additional information for the current coal resource estimation. Information provided by the Company includes maps for current underground workings and mined-out areas, coal seam thickness, and quality data. Behre Dolbear believes that the data collected from the current mining operations is more important than the data generated from the early exploration, as data measured from underground workings is generally more reliable than data measured from drill holes. WZMM has conducted careful verification of the data provided by the Company by underground survey and measurement before using the data for coal resource estimation.

Nonetheless, the exploration drilling programs have been done to JORC standards: Drill holes are located at Measured and Indicated centered distances; each seam has been cored and laboratory-analyzed; each drill hole has been geophysically logged and depths from these logs reconciled with drilling depths; gas measurements have been done on selected holes (seam gas is generally 98% CH4 and 2% CO2); and resources have been estimated from valid data.

Dry bulk density used for coal resource estimation is different from each coal seam and each Mine that are listed in Table 5.5 in the Qianbei and Zhina Coal Districts. These dry bulk densities are based on measurements conducted on coal specimens and have been verified by coal production. Behre Dolbear believes that these bulk densities are reasonable for the Mines.

III-46

TABLE 5.5

BULK DENSITIES USED FOR COAL RESOURCE ESTIMATION

Coal Mines	Mineable Seam Numbers	Average Bulk Density (tonne/m3)
	C4	1.42
	C5	1.47
Baiping	C7	1.45
	C8	1.45
	C12	1.45

	C8	1.42
	C9	1.42
Yongsheng	C10	1.45
	C11	1.45
	C12	1.45

	M6	1.49
	M8	1.46
Dayun	M11	1.51
	M12	1.51

	M5-1	1.51
	M5-2	1.51
Gouchang	M6-1	1.50
	M6-2	1.49
	M13	1.51

	C3	1.48
	C5	1.50
Dayuan(1)	C6	1.49
	C7	1.51

	M27	1.46
Liujiaba	M28	1.47
	M30	1.48

	C6	1.46
	C16	1.51
Zhulinzhai	C18	1.50
	C27	1.51
	C30	1.48

(1)                                 Other coal seams have been identified for the Dayuan Coal Mine (C11, C22, C26, C28, C31, C32, and C34); however, these coal seams have not been included in the resource estimate because they are considered too deep and too thin at the current level of exploration knowledge. Additionally, minimal data points were available in the Resource report provided to Behre Dolbear.

III-47

6.0      COAL RESOURCES AND RESERVES

6.1      DIGITAL DATABASE FOR COAL RESOURCE ESTIMATION

BD Asia has reviewed in detail the coal resource reports prepared by WZMM as well as the digital maps that include original data points used for the coal resource estimation. BD Asia selectively checked the accuracy of the calculations and found that the procedures and parameters used for the coal resource estimation are appropriate and the calculations are correct. In addition, BD Asia professionals visited all of the seven coal mining properties reviewed in this report and reviewed the geology of the coal deposits in the field. During the site visits, BD Asia made certain field observations to corroborate WZMM’s work, including a general review of topographical and geological conditions at the Mines. BD Asia’s observations and discussions with Company personnel, during the field visit, provided further information in support of WZMM’s coal resource estimations. It should be noted that BD Asia has not conducted a detailed audit of the original data used for the coal resource estimation and has relied upon the accuracy of the original data used by WZMM and the Company. The Company controlled the data used in the WZMM resource estimations and provided that information to BD Asia, so BD Asia had no direct contact with WZMM during development of this ITR.

The digital database used for the coal resource estimation includes historical exploration data and data collected from underground workings of the Mines. Each of the Mines has been the subject of a number of resource estimates in the past conducted by licensed state-owned entities similar to WZMM. Basic information for these studies, including topography, deposit geology, geological mapping, and drilling data, was compiled for each coal mining license area by WZMM. Included in the database are coal seam thicknesses (excluding partings of more than 0.05m thick), coal quality, and dry bulk density data. Table 6.1 summarizes the resource database used for resource estimation of the seven Mines.

TABLE 6.1
EXPLORATION PROJECT TABLE

	Hole		Underground Development	Surface	Number of	Number of Density
Coal Mine	Number	Depth (m)	(m)	Trench (m3)	Coal Analyses	Measurements

Baiping	13	2,601	550	529	269	15
Yongsheng	55	20,030	1,031	857	276	35
Dayun	60	22,130	1,065	712	639	89
Gouchang	9	5,128	310	252	162	15
Dayuan	10	3,889	520	690	367	27
Zhulinzhai	10	4,465	450	0	75	13
Liujiaba	15	3,339	390	450	82	10

6.2                 COAL-BEARING STRATA

The mineable coal seams of the Company’s Properties are numbered numerically from top down in the formation. The number of coal seams used for resource estimation with average thickness and dip ranges for the 7 Properties are listed in Table 6.2.

III-48

TABLE 6.2

MAIN PARAMETERS OF MINEABLE COAL SEAMS FOR ALL COMPANY PROPERTIES

			Average Thickness (m)		Average Dip
Number	Coal Mine	Minable Seam	Maximum	Minimum	(degree)

1	Baiping	C4, C5, C7, C8, C12	2.3	1.6	8
2	Yongsheng	C8, C9, C10, C11, C12	2.8	0.8	10
3	Dayun	M6, M8, M11, M12	2.7	1.2	18
4	Gouchang	M5-1, M5-2, M6-1, M6-2, M13	2.1	1.0	28
5	Dayuan	C3, C5, C6, C7,	3.5	1.0	19
6	Liujiaba	M27, M28, M30	4.6	3.3	10
7	Zhulinzhai	C6, C16, C18, C27, C30	3.9	1.5	20

The thickness of the coal seams is relatively consistent in local areas but variable over distances. Average seam thickness for the mineable seams ranges from 1.0m to 4.6m. Coal seams are thicker and more consistent at some of the Mines and thinner and more variable at others. Some of the coal seams contain a number of partings. Partings with thickness greater than 0.05m are excluded from the coal resource tonnage estimates. The intervals between mineable coal seams are variable. They range from less than 3m to over 50m and are typically greater than 15m. Minimum thickness and adequate separation were parts of the criteria used to identify which coal seams were included as part of the resource and reserve estimate for each Property.

6.3                 COAL RESOURCE AND RESERVE CLASSIFICATION SYSTEM UNDER THE AUSTRALASIAN JORC CODE

The JORC Code is a resource and reserve classification system that has been widely used and is internationally recognized. It has also been used previously in independent technical reports for coal resource and coal reserve statements for other Chinese public companies reporting to the HKSE. The JORC Code is used by Behre Dolbear to report the coal resources and coal reserves of the Company’s mining properties in this report. The coal resources and coal reserves under the JORC Code are defined as follows:

A ‘Coal Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Coal Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Coal Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An ‘Inferred Coal Resource’ is that part of a Coal Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

III-49

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Coal Resources could be upgraded to Indicated Coal Resources with continued exploration.

An ‘Indicated Coal Resource’ is that part of a Coal Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered.

An Indicated Coal Resource has a lower level of confidence than that applying to a Measured Coal Resource and may only be converted to a Probable Coal Reserve.

A ‘Measured Coal Resource’ is that part of a Coal Resource for which quantity, grade (or quality), densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered.

A Measured Coal Resource has a higher level of confidence than that applying to either an Indicated Coal Resource or an Inferred Coal Resource. It may be converted to a Proved Coal Reserve or under certain circumstances to a Probable Coal Reserve.

A ‘Coal Reserve’ is the economically mineable part of a Measured and/or Indicated Coal Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

A ‘Probable Coal Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Coal Resource. The confidence in the Modifying Factors applying to a Probable Coal Reserve is lower than that applying to a Proved Coal Reserve.

A ‘Proved Coal Reserve’ is the economically mineable part of a Measured Coal Resource. A Proved Coal Reserve implies a high degree of confidence in the Modifying Factors.

III-50

Under the JORC Code, Inferred Coal Resources are deemed to be too poorly delineated to be transferred into a reserve category; and therefore, no equivalent Possible Reserve category is used. The general relationships between exploration results, coal resources, and coal reserves under The JORC Code are summarized in Figure 6.1.

Figure 6.1.           General relationships between exploration results, coal resources, and coal reserves (after the JORC Code 2012 edition)

Generally, coal reserves are quoted as comprising part of the total coal resource body rather than the coal resources being additional to the coal reserves quoted. The JORC Code allows for either procedure, provided the system adopted is clearly specified. In this Behre Dolbear report, all of the coal reserves are included within the coal resource statements.

6.4                 PROCEDURES AND PARAMETERS FOR COAL RESOURCE ESTIMATION

The methods used to estimate coal resources and the parameters used to categorize the resources are generally prescribed by the relevant government authorities in China. Coal resources for the Company’s seven coal mining properties were estimated using the geological block method on coal seam floor structural contour maps. Procedures and parameters used for the resource estimation have followed set government guidelines and are described below.

•                  Determining the “Deposit Industry Parameters”: The economic parameters for coal resource estimation are generally referred to as “Deposit Industry Parameters” in Chinese literature or technical reports. These parameters generally include minimum coal seam thickness, maximum ash content, maximum total sulfur content, and minimum thermal

III-51

value. Based on the current technology and cost information for the China Natural Resources mines, a minimum coal seam thickness of 0.7m to 0.8m, a maximum ash content of 40%, a maximum total sulfur content of 3%, and a minimum heating value of 22.1 Mj/kg, were used for the coal resource estimation. Coal seams or portions of a coal seam meeting these requirements are considered to be mineable and have been used for resource estimation.

•                  Compiling Base Maps for Resource Estimation: Based on the exploration data and current mining operation data, a series of base maps have been generated for each Property. These maps include a surface geology map with topographic contours and projections of underground workings, a seam floor structural contour map for each of the coal seams used for the resource estimation and one or more cross sections through the coal mining license area. Coal seam thickness from the drill holes, underground and surface measurements, and their locations were projected onto the structural contour maps. The mined-out areas for each seam were also projected onto the structural contour maps.

•                  Determining the Resource Block Boundaries: Resource blocks for different resource categories were drawn on the coal seam floor structural contour maps. Data density for different coal resource categories is based on Chinese specifications. In general, a measured resource block was defined by a data density of 500m × 500m for the seven Properties. An indicated block was defined by data density of 1,000m × 1,000m. There is no extrapolation from the data point in defining the measured and indicated blocks. An inferred block was defined by extrapolating half of the indicated data spacing from the data points. The horizontal mining license boundary and its elevation limits were used to confine the resource blocks. In general, the mineable coal seams within the mining license limits have all been contained within the resource blocks. When a coal seam is exposed at the surface, the first 20m to 50m from its surface exterior boundary are considered as weathered and are excluded from the defined resource blocks.

•                  Calculating the Block Volume: An average dip angle of the coal seam was determined from the seam floor-structural contours and an average seam true thickness was determined from the measurements of the seam from the underground workings, surface outcrops, and relevant drill holes. The volume (V) of a resource block is calculated by multiplying its horizontal projection area (S) measured on the projected plan maps by the average true thickness (M) then dividing by the cosine of its average dip angle (α). If the average dip angle was 10 degrees or less, the cos α term was not used.

V = S x	M
Cos α

•                  Calculating the Block Tonnage: The block tonnage was calculated by multiplying the block volume by the average dry bulk density (typically 1.4 tonnes/m3 to 1.5 tonnes/m3). Inferred tonnage was multiplied by 0.80 to reflect the uncertainty of the estimate.

•                  Compiling the Resource Summary Table: The resources are tabulated by seam and by resource category.

III-52

6.5                 DISCUSSION — COAL RESOURCES AND RESERVES

Based on its review, BD Asia considers the coal resource estimation database, procedures, and parameters applied by WZMM to the seven Coal Mines to be reasonable and appropriate. The coal deposit geology shows reasonably good continuities for the coal seams and geological faults were adequately considered. BD Asia believes that the data density requirements for measured and indicated block definition used for the Company’s Mines are generally adequate to support JORC Code resource estimation. Reasonable extrapolations from the data points for the measured and indicated resource blocks are also allowed under the JORC Code, but there is minor extrapolation in the Company’s resource estimation. In BD Asia’s opinion, those extrapolations were not material to the accuracy of the resource estimations.

BD Asia has visited all the Mines and reviewed all the coal seam floor structural contour maps used for coal resource estimation by WZMM. Based on its review of the sampling data, methodology, procedures, and parameters used for the estimation of coal resources, BD Asia is of the opinion that the measured, indicated, and inferred coal resources estimated under the 1999 Chinese resource classification system for the Company’s Mines by WZMM and JPCM conform to the equivalent the JORC Code coal resource categories.

Table 6.3 lists the comparable coal resource categories under the 1999 Chinese resource classification system and the JORC Code that has been used to convert the coal resource estimate under the Chinese system to that meeting the JORC Code. As only the mineable coal seams or the mineable portion of a coal seam were used for the resource estimation, the measured and indicated coal resources estimated by WZMM can be used to produce proved and probable coal reserve estimates, respectively.

TABLE 6.3

CORRELATION OF 1999 CHINESE RESOURCE CLASSIFICATION WITH
JORC CODE RESOURCE CLASSES

1999 Chinese	JORC Code
111b	Measured
122b	Indicated
331	Measured
332	Indicated
333	Inferred

NOTE:                    The JORC Code mineral resource is generally classified based on the geological confidence level into Measured, Indicated, and Inferred. Whereas the 1999 Chinese system is based on a three-dimensional matrix or three-digit code in the form of “123.” The first digit represents economics: 1 — Economic, 2 — Marginal Economic, and 3 — Intrinsic Economic; the second digit represents the level of feasibility study: 1 — Feasibility Study; 2 — Pre-Feasibility Study, and 3 — Scoping Study; the third digit represents the level of geological confidence: 1 — Measured, 2 — Indicated, and 3 — Inferred. The letter “b” after the third digit represents that the resource is in-situ and no design or mining losses have been deducted. Therefore, the 1999 Chinese resource class “111b” is the in-situ, economic, measured resource with a feasibility level of technical study; the resource class “122b” is the in-situ, economic, indicated resource with a pre-feasibility level of technical study; and the resource class “333” is the intrinsic economic, inferred resource with only a scoping level of technical study.

III-53

6.6      COAL RESOURCE STATEMENT

Based on their techniques, WZMM determined that the un-mined, in-situ tonnage estimate for these seven Mines is approximately 430 Mt of coal classified in the Chinese system as 331, 332, and 333 resources. For consistency, Behre Dolbear has consolidated the original 111b and 122b into the 331 and 332 categories, respectively, as WZMM had not re-categorized the estimates after completion of their feasibility study. The Chinese estimate, as of 01 May 2011, is shown by Coal Mine in Table 6.4.

TABLE 6.4

CHINESE RESOURCE SUMMARY

(MILLIONS OF TONNES)

(AS OF 1 MAY 2011)

	Resource Category
Mine	331	332	333	Total
Baiping	9.36	24.44	7.50	41.30
Yongsheng	37.70	60.73	36.84	135.27
Dayun	57.79	73.48	19.77	151.04
Gouchang	8.71	3.65	1.66	14.02
Dayuan	8.00	5.71	4.52	18.23
Liujiaba	13.74	14.66	16.77	45.17
Zhulinzhai	6.21	6.87	0.13	13.21

Total	141.51	189.54	87.19	418.24

BD Asia has adjusted the original Chinese estimates to account for mined tonnage and a few minor calculation or categorization differences found during its detailed review of each seam. BD Asia’s coal resource estimates for the Company’s seven Mines conforming to the JORC Code guidelines as of 30 April 2013, are summarized in Table 6.5. Coal resource estimates in Table 6.5 report are inclusive of the coal reserves.

TABLE 6.5

BD ASIA’S ESTIMATE OF THE JORC CODE RESOURCES AT THE COMPANY’S MINES

AS OF 30 APRIL 2013

	In-situ Coal Resource
Mine	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Total (Mt)
Baiping	8.77	24.44	7.24	40.45
Yongsheng	27.97	71.12	32.24	131.33
Dayun	57.79	73.48	19.72	150.99
Gouchang(1)	8.60	3.67	1.52	13.79
Dayuan	7.43	6.55	5.70	19.68
Liujiaba	10.15	14.30	16.77	41.22
Zhulinzhai	6.11	6.67	0.29	13.07

Total	126.82	200.23	83.48	410.53

(1)                                 Tenure of the Coal Resource at Gouchang is at risk until either consolidation is completed or a new mine permit is obtained.

III-54

6.7      PROCEDURES AND PARAMETERS FOR COAL RESERVE ESTIMATION

Under the JORC guidelines, a coal resource generally refers to the in-situ coal that has a potential to be mined economically and a coal reserve comprises that portion of the Measured and Indicated coal resource that is definitively planned to be mined and delivered to a coal beneficiation plant for processing or sold directly to the customers at reasonably assumed economic conditions. The Company (and its various subsidiaries) engaged JPCM to produce a LOM) mine plan and production schedules at each Mine. The JPCM plans and schedules were developed and presented during May 2011. BD Asia has reviewed the Company’s Mine production planning processes and has estimated a coal reserve for each of the Mines reviewed in this report. These coal reserve estimates have been produced from the in-situ coal resource estimates based on the economic Measured and Indicated resource categories for which mine plans have been generated.

The mine planning produced by JPCM is typical of those produced by firms licensed for exploration and resource estimation for solid mineral resources in China in that the mine plan includes a factored “333” or Inferred resource that should be excluded from a reserve estimate. Also, typical in their mine plans is the duplication of the same plan from seam to seam with slight modifications where the production scheduled was determined by annual licensed tonnage instead of detailed design and scheduling.

For the purpose of converting the economic Measured and Indicated coal resources to coal reserves, JPCM used the overall mining dilution factor and mining recovery factor between the in-situ coal resources and the raw production coal based on the Chinese requirements, the characteristics of coal seams, and the mining method to be used for each seam. The design reports first convert the in-situ resource into a recoverable resource by deducting the coal contained within the barrier pillars for ventilation and haulage entries, shafts, and under villages, rivers, and mine facilities, as shown in their mine design. Then a recovery factor, based on coal characteristics and thickness, is applied as specified in the Chinese design standards. The Chinese standards for each Mine specified a 75% to 85% seam recovery. Typically, 80% was used for the seams at the Company’s seven mines; however, a few seams were reduced to 75% recovery and a few increased to 85% recovery. Finally, JPCM divided the “recoverable” resource by the target production rate to develop a production schedule.

The calculations were slightly inconsistent between the different mine design reports and BD Asia made some minor adjustments to correct those problems. In addition, several of the Mines have seams that are less than 1m in thickness or are relatively close to the seam above. BD Asia believes the standard used by JPCM, while meeting the Chinese requirements, is optimistic. Based upon its detailed review of the mine plans, BD Asia reduced the mine recovery for some of these seams to 45% to 60%. For other seams, BD Asia eliminated the seam from the mine plan. BD Asia also moved all tonnage produced after Year 5 or 6 (depending on the Mine) into the Probable Reserve classification because BD Asia believes the uncertainty in the engineering and technical analysis for the production after Year 5 is too high to allow Proved Reserves classification under the JORC system.

BD Asia has reviewed the plans and suggests that the Company actively monitor the coal mining recovery factor and coal mining dilution factor and revise the coal reserve estimates for these operations, according to the actual mining recovery factor and mining dilution factor achieved, when appropriate. All Inferred Resources that are included in the JPCM’s mine plan are reported separately by BD Asia as Inferred Resource in the Reserve table.

III-55

6.8      COAL RESERVE STATEMENT

BD Asia estimates that, as of 30 April 2013, the Company’s seven Mine properties covered by this review hold approximately 29.1 Mt of Proved and 181.2 Mt of Probable Reserves conforming to the definitions in the JORC Code guidelines. In addition, there are approximately 86.2 Mt of Inferred Resource also conforming to the JORC Code guidelines. Table 6.6 summarizes BD Asia’s estimation of the JORC Code reserves and Inferred resources in addition to reserves at the seven Properties. All tonnage is specified in millions of tonnes. The Mine life is estimated using only the Proved and Probable Reserves.

TABLE 6.6

JORC CODE COAL RESERVES AND RESOURCES

AS OF 30 APRIL 2013

(MILLIONS OF TONNES(4))

	Reserve/Resource Category (Mt)			Annual Design	Estimated
Coal Mine	Proved	Probable	Inferred(1)	Tonnage (Mt)	Mine Life(2)
Baiping	3.51	19.04	7.24	0.60	37.6
Yongsheng	3.91	49.05	32.24	1.80	29.4
Dayun	12.50	84.79	19.72	1.80	54.1
Gouchang(3)	1.87	3.85	3.57	0.11	52.0
Dayuan	2.99	5.27	6.38	0.45	18.4
Liujiaba	2.16	11.76	16.77	0.60	23.2
Zhulinzhai	2.17	7.41	0.29	0.45	21.3

Total	29.11	181.17	86.21	N/A	N/A

(1)                                 Inferred tonnage is in addition to the Reserves.

(2)                                 Estimated Mine Life calculated with Proved and Probable Reserves only.

(3)                                 Tenure of the Coal Reserves and Resources at Gouchang Coal Mine is at risk until either consolidation is completed or a new mine permit is obtained.

(4)                                 Totals are subject to rounding adjustment

III-56

While the Company currently has tenure of the Coal Reserves and Resources at the Gouchang Coal Mine, the mine permit and production at this property have been suspended due to a newly introduced consolidation policy in the Province until Gouchang Coal Mine has been consolidated with one of the adjacent coal mines. Alternately, the government might allow the Company to develop a new mine design which incorporates increased production capacity and then grant a mining permit without consolidation; however, it is presently unclear if the government would rescind the consolidation order and issue the Company a new mining permit. In the event that the Province ultimately requires the consolidation, the tenure of the Resources and Reserves at Gouchang Coal Mine could end up under the control of a different party or the Company could increase their holdings depending on the Company’s negotiations with the adjacent mines. Behre Dolbear therefore believes the Company’s tenure at Gouchang Coal Mine could be at risk.

6.9      PHYSICAL AND CHEMICAL CHARACTERISTICS OF COAL RESERVES

Behre Dolbear reviewed extensive drill core data and certain examples of washability data provided by the Company. According to the float test reports produced by WZMM, the physical and chemical characteristics indicate that the Company’s coals can generally be categorized as WY2 and WY3 anthracite, as defined by the State Standard of China Coal Classification System (GB5751-86). It should be noted that the WY2 and WY3 anthracite classification for the Company’s coals is based on the float test results (washed coal) and not the raw coal quality parameters as allowed under the GB5751-86 standards when classifying coals with dry ash contents in the ranges found at the Company’s properties.

Coal quality at the Properties is generally good but variable within each seam. The seams generally contain coal with low sulfur content and high heating value. Table 6.7 shows the weighted average coal quality of the Proved and Probable Coal Reserve at each Mine.

TABLE 6.7

AVERAGE COAL QUALITY OF RAW COAL IN THE RESERVES

Mine	Moisture (%)	Ash (%)	Volatile Matter (%)	Sulfur (%)	Heating Value (MJ/kg)	Density (tonnes/m3)
Baiping	2.47	19.04	9.88	2.35	28.33	1.45
Yongsheng	2.28	17.95	11.72	1.27	28.62	1.43
Dayun	2.40	18.27	9.20	2.12	28.03	1.49
Gouchang	3.86	20.46	6.92	1.10	27.80	1.50
Dayuan	1.15	24.60	9.33	1.16	25.79	1.49
Liujiaba	1.38	25.03	12.57	2.30	23.95	1.49
Zhulinzhai	1.87	21.84	11.49	1.81	28.14	1.41

III-57

The float coal data from WZMM washability tests indicates that the majority of the Company’s coal is in the WY3 category, with dry volatile matter contents ranging from 6.5% to 10.0%. The float coal from Baiping Coal Mine, Zhulinzhai Coal Mine and Dayun Coal Mine can be classified as WY2 anthracite coal while the float coal from Liujiaba Coal Mine, Gouchang Coal Mine, Yongsheng Coal Mine and Dayuan Coal Mine can be classified as WY3 anthracite coal. The raw coal dry ash data presented in the WZMM reports indicate that beneficiation (coal washing), prior to utilization, may be required on part of the coal in order to ensure the quality of the Company’s higher-end products.

The Company is focusing on production from the C5 coal seam from the Baiping Coal Mine, the C8 coal seam from the Yongsheng Coal Mine, and the M8 coal seam from the Dayun Coal Mine as sources of PCI (Pulverized Coal Injection) product for the steel industry. The Company believes that as much as 72 Mt of its coal resource can qualify for use as Grade II and Grade III PCI coal.

According to certain exploration reports, 31 samples from Baiping Coal Mine’s C5 coal seam, 52 samples from Yongsheng Coal Mine’s C8 seam, and 60 samples from Dayun Coal Mine’s M8 seam confirm the Company’s statement that these coals will meet or exceed the GB/T 1852-2008 Standard for PCI Grade III coal products. Some areas of these seams will yield PCI Grade II (and possibly PCI Grade I) coal when washed.

Typical analyses indicate that the ash content of raw coal issuing from operations in these seams must be reduced to facilitate categorization of these coals as PCI products, but a number of washing studies have shown that washed coals with less than 12% dry ash content or less can be produced. Total sulfur content, phosphorus content, volatile matter content, and total potassium and sodium contents also appear to be within the ranges required for categorization as PCI coals. BD Asia believes that an un-quantified portion of the coal reserves in these seams will qualify as PCI Grade I, the most attractive and valuable category of PCI coal.

6.10   RESOURCE AND RESERVE RISK FACTORS

BD Asia believes that WZMM has done good work in determining the in-situ resource of the minable coal seams. BD Asia also believes that the coal resource and BD Asia-modified reserve statements herein are acceptable based on the methods used to determine those in-situ resources by WZMM. However, there are a number of risk factors.

•                                          BD Asia Has Not Audited the Sampling Data or Conducted Independent Sampling: BD Asia has accepted the drilling data, mine sampling data, and coal quality analyses presented by the Company for this report. A few inconsistencies were discovered during the preparation of this report and most were resolved as typographic errors during translation or transposition errors in preparing the documents. The exploration and resource calculations were completed by government institutions or licensed entities in Guizhou Province. These entities have no stake in the Company and their work is generally considered reputable. Low Risk

•                                          Mathematical Errors in the Original Calculations: BD Asia found a small number of minor mathematical errors in the original resource reports and these were promptly corrected. BD Asia only spot checked the calculations by Mine and re-digitized only a few

III-58

areas on each of the maps provided. When corrected, they did not have any significant impact on the final resource tonnage. Given that there are 38 minable coal seams at the seven Mines in this study, a few minor mathematical errors may still exist in the resource work. Low Risk

•                                          Reserve Conversion: The reserve conversion from the in-situ resource was completed using detailed engineering design specifications. These studies include ventilation, electrical, pumping, environmental, methane, equipment selection, and labor considerations. The mine designs, especially those after Year 5 or 6, are more on a conceptual basis as opposed to what is generally accepted as a detailed mine layout. Mine recoveries and dilution will need to be monitored as each Mine moves to deeper seams and reserves need to be adjusted as appropriate. Low Risk

•                                          Multiple Stacked Seams: Most of the Company’s mines have multiple stacked seams. The Company has little operational experience with mining stacked seams. Mistakes in pillar design or layout on the lower seams may create problems that inhibit attainment of the projected recoveries from the lower seams. Several of the seams are within 6m to 8m of the next seam, potentially creating extraction dynamics that will reduce coal recoveries. While BD Asia has reduced the forecasted recoveries from these seams, this issue still represents a Moderate Risk.

•                                          Economics Used for the Determination of Mineable Seams: The minable seams were determined based on the overall operating and capital costs. No allowance for higher operating costs, as the mining progresses to deeper seams, was used to determine if a seam was economically feasible and hence classified as minable. Low to Moderate Risk

•                                          Mining Loss: BD Asia believes that the mining losses or mine recoveries used in the reserve calculations are achievable in the short term; however, the mining losses could be significantly higher as mining progresses deeper. The level of engineering and technical design within the mine design specification reports is not sufficient to completely support the level of recovery assumed by the Company in the later years of production. This risk to the reserve statement increases with time. BD Asia believes the risks of reduced seam recoveries are Low for the first 10 to 15 years, Moderate for Years 16 to 30, and High-Moderate from Year 31 to the end of the projected mining life. The Company will need to re-evaluate its reserve base as it updates engineering and mine plans, as mining progresses to deeper seams.

•                                          Gouchang Coal Reserves and Resources: Due to a newly introduced consolidation policy in the Province, the mine permit and production at the Gouchang Coal Mine has been suspended until it has been consolidated with one of the adjacent coal mines. Depending on the outcome of the Company’s negotiations, the tenure of the Gouchang Coal could end up either under control of a different party or the Company could increase their holdings. Should this be the case, Gouchang would have no JORC compliant Coal Resources and Reserves; however, Gouchang Reserves represent less than 3% of the Company’s total Coal Reserves. Moderate Risk

III-59

6.11   RESOURCE AND RESERVE CONCLUSIONS

BD Asia estimates that, as of 30 April 2013, the Company’s seven Mine Properties covered by this review hold approximately 29.1 Mt of Proved and 181.2 Mt of Probable Reserves conforming to the definitions in JORC Code. In addition, there are approximately 86.2 Mt of Inferred Resource also conforming to the JORC Code.

There is a high probability that a significant portion of that inferred resource could be converted into indicated resource and probable reserves with additional work. WZMM reports only 80% of the calculated inferred tonnage resulting in a conservative estimation of the inferred tonnage.

BD Asia believes that the coal resource estimation database, procedures, and parameters applied by WZMM to the seven Mines are reasonable and appropriate. The coal deposit geology shows reasonably good continuities for the coal seams and the faults were adequately considered in their estimation of the resource. BD Asia believes that the data density requirements for measured and indicated block definition, used for the estimates, are generally adequate for JORC Code resource estimation for similar coal deposits.

It is also BD Asia’s opinion that WZMM has done good work in determining the in-situ resource of the minable coal seams. As the Company produces coal, it must monitor consumption of the in-situ resource and adjust reserve figures when warranted.

BD Asia believes that the mining losses and mine recoveries used by WZMM in the reserve calculations are achievable in the short term; however, several of the Mines will work in seams that are less than 1m thick or are relatively close to the seam above. For these seams, BD Asia either reduced the mine recovery or the subject seam was eliminated from the mine plan. BD Asia believes that, while meeting the Chinese requirements, the standard used by WZMM is optimistic. As mining progresses deeper and encompasses more stacked seams, minor operational mistakes could have an impact on the recoverable coal and remaining reserves and ultimately reduce the Mine life. BD Asia believes that the risk of a reserves shortfall, during the first 15 years for the seven Mines, is low due to the reserve tail and the size of the in-situ resource.

III-60

7.0      MINE DESCRIPTIONS AND PLANS

7.1      GENERAL

Seven Guizhou coal mine properties are reviewed in this report. Three Properties in Jinsha County, two Properties in Nayong County, and two Properties in Liuzhi Special District were acquired by the Company in 2009 and 2010. All of the Mines are underground anthracite mines.

Historically, these Mines have used manual mining methods for coal production. To date, all of the Mines have had generally insignificant coal production because they have been under development and construction. The Company plans to upgrade the original mine designs between the Years 2013 and 2018 in order to increase the production capacity for these properties. The Company intends to achieve their optimization plans through better mine layout, infrastructure, and capital support and by introducing mechanical longwall mining methods.

III-61

The seven Coal Mines are summarized in Table 7.1.

TABLE 7.1

SUMMARY DESCRIPTION OF THE SEVEN UNDERGROUND ANTHRACITE MINES

Coal Mine	Location	Primary Mining Method		Status and Notes
		Original Design	Optimization Design
Baiping	Jinsha County	Manual longwall — 1 unit	Mechanical longwall — 1 unit	Commercial production
Yongsheng	Jinsha County	Mechanical longwall — 2 units	Mechanical longwall — 3 units	Under construction for original design — completion in mid-2013. Some delays have been encountered due to large karst caves.
Dayun	Jinsha County	Mechanical longwall — 1 unit	Mechanical longwall — 2 units	New mine under construction for original design — completion at end of 2014. Some delays have been encountered due to re-location of villagers.
Gouchang	Nayong County	Manual longwall — 1 unit	Semi-mechanical longwall — 1 unit	Suspended pending consolidation with neighboring mine
Dayuan	Nayong County	Manual longwall — 1 unit to Semi-Mechanical longwall — 1 unit	Mechanical longwall-1 unit	Under construction for original design — completion in 2013. Some delays have been encountered due to changes in government policies.
Liujiaba	Liuzhi Special District	Semi-mechanical longwall — 1 unit	Mechanical longwall — 1 unit	Commercial production. Some delays were encountered due to changes in government policies.
Zhulinzhai	Liuzhi Special District	Manual longwall — 1 unit	Mechanical longwall — 1 unit	Commercial production. Some delays were encountered for road construction and re-location of villagers.

Geographical locations of the seven Mines are shown in Figure 1.1 and a description for each of the Properties follows.

III-62

7.1.1 Baiping Coal Mine

The Company holds a 70% interest in the Baiping Coal Mine. It is located in the southern part of Jinsha County approximately 47 km from the Jinsha County power generation station. Prior to 2003, there were a number of small private mines operating along the crop line of Seam C4. Construction of Baiping Coal Mine was started in 2004 with the driving of 2 slopes to Seam C8. The Company purchased the 70% interest in Baiping Coal mine Property in 2010. Its mining license covers an area of 3.0143 km2 and it has a permitted production capacity of 150 ktpa.

Baiping Coal Mine is currently in operation with 3 slopes reaching to Seam C12. Development is progressing with a system of adits and slopes for mining in Seam C8. Currently, mining production comes from 1 manual longwall system. Production in 2012 reached 290 ktpa. It should be noted that the Company had been given provision by the local government to mine above the current permit limit while the expansion program is on-going. Mine expansion plans call for the introduction of 1 mechanical longwall replacing the currently operating manual longwall. Upon completion of the expansion in 2017, this Mine will have a final design production capacity of 600 tpa.

Coal is being de-gassed prior to mining. The gas is captured into a pipeline and is exhausted to the outside in order to avoid methane bursts underground.

The Behre Dolbear team inspected Baiping Coal Mine’s underground operations, including the manual longwall face and coal transportation slope.

7.1.2 Yongsheng Coal Mine

The Company holds a 70% interest in the Yongsheng Coal Mine. It is located in southeastern Jinsha County approximately 50 km from the Jinsha County power generation station. The area around Yongsheng Coal Mine has been historically mined by small, private, and seasonal mines operated primarily in the winter, producing coal for local consumption. The mining license covers an area of 18.23 km 2 and currently has a permitted production capacity of 600 ktpa. The Company will seek to increase permitted production to 1,500 ktpa.

Yongsheng Coal Mine construction was initiated in 2008. To date approximately 13,000m of tunnels and adits have been driven. The Mine area is heavily faulted. Mining will be constrained by large-scale faulting that divides the Mine into small mining blocks. A major fault zone divides this Mine into an east section and a west section. Two development systems are being driven to access the 2 bodies. Each section is accessed by 2 slopes and a system of tunnels and adits. The Company has experienced some delays in the development as several large karst caves have been encountered.

The Company intends to construct a 1,000m surface conveyor belt to transport coal to the nearby Wujiang River that is reported to be navigable.

III-63

The Company anticipates trial production for the first phase of construction in the second quarter of 2013, followed by commercial production starting in November 2013. Expansion construction is scheduled to begin in the Year 2015. Ultimately, the Mine will have 2 mechanical longwall systems.

Coal is to be de-gassed prior to mining. The gas will be captured into a pipeline and released to the outside in order to avoid the possibility of methane bursts underground.

7.1.3 Dayun Coal Mine

The Company holds a 100% interest in the Dayun Coal Mine. It is located in southeastern Jinsha County approximately 45 km from the Jinsha County power generation station. Construction of Dayun Coal Mine commenced in May 2012. Initiation of construction was delayed as a result of issues involving the surrounding villagers. Behre Dolbear has been told that these local issues have been resolved through government intervention.

The area has a history of small private mines operated primarily in the winter, producing for local consumption only. Dayun Coal Mine holds a 600 ktpa mining rights permit. The mining license covers an area of approximately 16.9035 km2.

First phase production is planned for 900 ktpa with the installation of a mechanical longwall system. Ultimately, the production is planned to increase to 1,800 ktpa using 2 mechanical longwall systems.

7.1.4 Gouchang Coal Mine

The Company holds a 99% interest in the Gouchang Coal Mine. It is located in northwest Nayong County, approximately 24 km northwest of the Nayong County Seat (Figure 5.2). Historical coal mining has occurred in and around this area since the 1970s. Gouchang’s mining license covers an area of 1.7198 km2 and has a permitted production capacity of 90 ktpa.

This Mine uses adits and slopes for mine development and manual longwall retreat mining for production. Recently put into production after a construction upgrade, the main, auxiliary, and ventilation adits and slopes are developed to coal Seams No. 5, 6, and 13; however, only Seam No. 5-1 is currently being mined. Coal production reached 96 kt in 2011.

Production in 2012 was negatively impacted by changing mine gas safety regulations in Guizhou Province. Due to high methane emissions and the possibility of methane bursts, Gouchang Coal Mine was idled in from March to August 2012 pending a gas prevention and control assessment from government approved gas testing agencies. As a result of the assessment, approval JNYMT(2012) No. 278 was issued on 20 August 2012 and commercial production resumed soon after. Production is intended to be from a manual longwall using drilling and blasting methods with multiple manually operated single props for roof support at the face area even though the government of Guizhou Province has officially disallowed production from blasting methods. The appropriate permits had been issued by the Guizhou Province government allowing production to continue from the manual longwall system.

III-64

Planned development was expected to increase the size of the longwall panels significantly. However, as a result of the recent policy, Notice QianNengYuanBan [2013] No. 120, Ref No. (QFGD-2013-29002) issued by the Guizhou Province on 22 March 2013, further development and operations at the Gouchang Coal Mine have again been temporarily suspended pending consolidation with a neighboring mine to meet government set safety standards. That notice addresses consolidation of coal mines considered to be high methane outburst mines with production capacities of less than 90 ktpa, thus, directly affecting the Gouchang Coal Mine. The future mining permit application allowing production to increase to 450 ktpa is pending until the finalization of potential mine consolidation opportunities with a neighboring coal mine. BD Asia’s review did not include reviewing this consolidation plan.

Coal will be de-gassed prior to mining, captured into a pipeline, and released to the outside in order to avoid the possibility of methane bursts.

Two BD Asia team members toured the underground operation and inspected the auxiliary adit and slope, haulage, gate road, and manual longwall working face in October 2012.

7.1.5 Dayuan Coal Mine

The Company holds a 99% interest in the Dayuan Coal Mine. It is located in southwest Nayong County, 7 km from the Yangchang thermal power plant and approximately 22 km southwest of the Nayong County Seat (Figure 5.2). It is a new coal mine, after the integration of the original Dayuan and Laluo Coal Mines. The mining lease covers 1.649 km2. Construction at this Mine began in June 2009. The Mine recently upgraded its mining permit from 150 ktpa to 300 ktpa and expects to further upgrade the mining permit to 450 ktpa in the second phase of the expansion program.

This Mine uses main and auxiliary horizontal adits and 2 ventilation declines for mine development and plans to use fully mechanized longwall retreat mining for production. In the current working area under development, exploitable coal in Seams No. 4 and No. 5 has been exhausted and Seam No. 6 is being worked. The Mine uses a scoop loader with gathering bucket to speed up the loading for development work.

Coal production and development has been from a manual longwall using drilling and blasting; however, the government of Guizhou Province had, at one point, disallowed production from blasting methods. The Company has now switched to semi-mechanical longwall using a Chinese-made shearer with multiple single props for face support. There have been delays in mining development due to government policy changes. These issues have been dealt with, including the completion of various methane control testing. The 300 ktpa mining permit application was obtained on 15 March 2013 and remaining two required licenses and permits are expected by 01 September 2013 with trial production starting immediately thereafter.

The proximity of the Yangchang Thermal Power Plant makes Dayuan Coal Mine a potentially significant source of coal for that facility. However, due to the quality of the Mine’s coal, the Company plans to haul the Mine’s product to the chemical plant for methanol production. The Mine is on a road connecting to Provincial Highway 307 at approximately 4 km distance. Management has diverted the road from the Mine site to avoid heavy trucks passing through the local community.

III-65

Coal will be de-gassed prior to mining, with such gas captured into a pipeline and released to the atmosphere to avoid the possibility of methane bursts.

7.1.6 Liujiaba Coal Mine

The Company holds a 99% interest in the Liujiaba Coal Mine. It is located in Liuzhi Special District, approximately 21 km north of the Liuzhi County Seat (Figure 5.2). The mining lease covers 3.7891 km2 and has a permitted production capacity of 300 ktpa.

The Mine uses main, auxiliary, and ventilation adits for development and plans to install a mechanical longwall for retreat mining for production. Trial production for the first phase of construction began in the No. 27 coal seam in the second quarter of 2012 and is forecasted to reach the permitted capacity in 2013. Development will be by utilizing a roadheader. There are 3 major faults in the Property covered by the mining lease. Each area, thus created, will be treated as a separate mining area, with its own adits and ventilation system. When the Mine proves it can operate at the current permit capacity, mine production is expected to increase to 600 ktpa.

Coal production at Liujiaba Coal Mine was delayed because the government of Guizhou Province has disallowed production from drilling and blasting methods. However, trial production started on 18 June 2012 using manual longwall with multiple single prop face support. At the time of Behre Dolbear’s site visit in October 2012, a government agency field inspection, which is part of the safety license approval process, had been conducted; and on 20 November 2012, the Mine was granted a coal production safety license. On 25 December 2012, a coal production license was issued and commercial production finally commenced in December 2012 with the installation of a semi-mechanical longwall in place of the manual longwall.

Coal will be de-gassed prior to mining. Gas will be captured into a pipeline and released to the atmosphere to avoid the possibility of methane bursts. Future consideration will be given to using the gas in a small, on-site power generation facility. A water treatment plant is in place for treating underground mine water before it is discharged to the nearby stream.

Two Behre Dolbear team members toured the underground operation and inspected the auxiliary adit and two development working faces in October 2012.

7.1.7 Zhulinzhai Coal Mine

The Company holds a 99% interest in the Zhulinzhai Coal Mine. The Mine is located in Liuzhi Special District, approximately 20 km north of Liuzhi County Seat (Figure 5.2). Mining originally began in 1992 and the mining lease covers 1.4104 km2. The Mine currently has a permitted production capacity of 300 ktpa.

III-66

The Mine currently uses main, auxiliary, and ventilation adits with declines for development and manual longwall retreat mining for production. Production began in the No. 16 coal seam in early 2012 and is forecasted to reach the current permitted capacity by 2015. When the No. 6 coal seam is mined, a 2-pass, top cave mining method will be needed to mine in the thick coal seam. The Mine is expected to increase production to 450 ktpa by utilizing fully mechanized longwall retreat mining for production.

Coal will be de-gassed prior to mining, captured into a pipeline, and released to the outside in order to avoid the possibility of methane bursts. A water treatment plant is in place to produce potable water.

7.2      EXPANSION AND CONSTRUCTION SCHEDULES

The expansion and construction of each Mine will be completed in two phases, initially achieving the original mine design followed by the optimization mine design phase. These designs were prepared by JPCM, the entity that produced the LOM plans and production schedules at each Mine.

The phased production capacities and permitted capacities are shown in Table 7.2. The Company will require additional government approvals for the planned expansion of production capacities at the seven Coal Mines.

TABLE 7.2

OVERALL PROJECTED PRODUCTION CAPACITIES AND PERMITTED CAPACITIES

Coal Mine	Current Mining Right Permit (ktpa)	Production Capacity (ktpa)
		Original Design — Base	Optimization Design — Incremental	Total
Baiping	150	300	300	600
Yongsheng	600	900	900	1,800
Dayun	600	900	900	1,800
Gouchang	90	110	0	110
Dayuan	300	300	150	450
Liujiaba	300	300	300	600
Zhulinzhai	300	300	150	450

Total	2,340	3,110	2,700	5,810

The Company has developed an expansion and construction schedule for each of the seven Coal Mines. The timing of the phased approach is described in Table 7.3 and Figure 7.1.

III-67

TABLE 7.3

CONSTRUCTION AND PRODUCTION SCHEDULES

Parameter	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
Current Status (30 April 2013)	Commercial Production	Under Construction	Under Construction	Idle	Under Construction	Commercial Production	Commercial Production
Start of Mine Construction of Base Designed Capacity(1)	Jun 2009	Nov 2008	May 2012	Dec 2009	Jun 2009	Jul 2009	Jul 2009
Completion Date of Base Designed Capacity	Mar 2011	May 2013	Jan 2015	Nov 2010	Oct 2013	Jun 2012	Oct 2011
Date of Initial/Expected Commercial Production at Base Design Capacity	Jun 2011	Nov 2013	Jul 2015	Apr 2011	Feb 2014	Dec 2012	Apr 2012
Base Designed Capacity (ktpa)	300	900	900	110	300	300	300
Start of Optimization Mine Design Construction	Jan 2015	Jan 2015	Jan 2016		Jan 2015	Jan 2015	Jan 2015
Construction Period of Optimization Mine Design (months)	22	18	29		14	34	16
Completion Date of Optimization Mine Design	Oct 2016	Jun 2016	May 2018		Mar 2016	Oct 2017	Apr 2016
Start of Commercial Production — Incremental Tonnage	May 2017	Jan 2017	Dec 2018		Sept 2016	May 2018	Nov 2016
Incremental Designed Capacity of Optimization Mine Design (ktpa)	300	900	900		150	300	150
Final Designed Production Capacity (ktpa)	600	1,800	1,800	110	450	600	450

III-68

(1)                       Commercial production was achieved at the Baiping Coal Mine during the base designed capacity construction phase at the permitted annual production capacity.

Figure 7.1.     Construction and production schedule

During the October 2012 site visit, during the May 2013 site visit, and throughout the development of this report, BD Asia’s experts intensively questioned the management and the engineers at each Coal Mine site to determine the depth of planning and the consideration given to the possibility of unforeseen events associated with the modified scheduling of development and expansion of each Coal Mine. This same process was repeated with the Company’s corporate management and engineering team. BD Asia believes that individual Mine managers and the Company’s corporate management are aware of the importance of developing attainable schedules and production targets. BD Asia believes that the Company has made a concerted effort to develop attainable schedules and production targets for this Updated ITR. The construction schedules shown above reflect delays in the schedule to account for holidays, weather, and potential delays that could arise from safety issues at neighboring mines. It should be noted that the expansion and optimization schedule prepared by the Company and presented above reflects the potential that the current Guizhou Province coal mine consolidation program will likely affect approvals for any mine expansions in the Province until the end of March 2014.

III-69

8.0   COAL PRODUCTION

8.1    HISTORICAL PRODUCTION

Historical production statistics for the seven Mines are not significant in this report because most of the Mines have been under construction and development, or have been idled for integration, or are new mines. However, some production has occurred at a few of the Mines. This production is summarized in Table 8.1. In general, it appears that the Company achieved target production values for 2012.

8.2    FORECASTED PRODUCTION

The projected annual coal production volumes through the Year 2019 are shown in Table 8.2. The annual coal production values encompass all coal produced at each Mine, including the coal produced during the construction and trial periods. Ramp-up periods or trial periods have been projected for each Property at each stage of construction. Behre Dolbear believes the ramp-up periods are reasonable given the trial period and the proposed mine plans.

The above forecasts assume that the measures undertaken by the Mines to expand production are completed as forecasted by the Company. In addition, the forecasts are predicated on steady state market conditions and government policies allowing mining to continue or commence at the Gouchang and Dayuan Coal Mines (Gouchang Coal Mine will be idle through 2014) and then remaining unchanged during the next several years.

III-70

Table 8.1

Historical Production — May 2011 to April 2013

(KT)

Mine	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
Production Type as of 30 April 2013	Commercial	Construction	Construction	Idle	Construction	Commercial	Commercial
Total from May-2011 to Dec-2011	127.7	1.1	—	77.0	7.2	—	8.8
Total from Jan-2012 to Dec-2012	292.0	77.2	—	53.4	0.3	73.2	65.1

Total from Jan-2013 to Apr-2013	71.2	14.5	—	3.9	3.0	28.7	9.4

III-71

Table 8.2

Company Projected Annual Coal Production Volumes

(KTPA)

Year	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai	Total
Total Production Volume
2013	290	500	20	—	60	200	60	1,130
2014	300	900	200	—	200	200	180	1,980
2015	350	950	660	20	320	300	300	2,900
2016	385	1,400	920	110	450	300	420	3,985
2017	570	1,800	1,000	110	450	400	450	4,780
2018	600	1,800	1,485	110	450	600	450	5,495
2019 — LOM	600	1,800	1,800	110	450	600	450	5,810

Construction and Trial Volumes
2013	—	390	20	—	60	—	—	470
2014	—	—	200	—	—	—	—	200
2015	50	50	300	—	20	—	—	420
2016	85	500	20	—	75	—	95	775
2017	70	—	100	—	—	100	—	270
2018	—	—	510	—	—	100	—	610
2019 — LOM	—	—	—	—	—	—	—	—

Commercial Production Volumes
2013	290	110	—	—	—	200	60	660
2014	300	900	—	—	200	200	180	1,780
2015	300	900	360	20	300	300	300	2,480
2016	300	900	900	110	375	300	325	3,210
2017	500	1,800	900	110	450	300	450	4,510
2018	600	1,800	975	110	450	500	450	4,885
2019 — LOM	600	1,800	1,800	110	450	600	450	5,810

Source: “Project Champion_Financial Model (June 2013) — to BDv1.xls” — Company’s model used to generate net income and cash flows.

III-72

9.0   COAL MARKETABILITY AND PRODUCTS

9.1            MARKETABILITY OF COAL PRODUCTS

The Company commissioned Fenwei Energy to prepare a study that describes the market for Guizhou anthracite coals. The Company has used the information developed in that market study to determine an appropriate product mix for the coals produced at the seven Mines. The salient points of the market study follow.

•                       The potential uses of coal produced at the seven Mines are shown in Table 9.1. To date, coal from the Mines has been sold exclusively as thermal coal to the power generation industry, so the Company has not fully exploited the potential value of its anthracite products.

TABLE 9.1 MARKET TARGETS FOR THE COMPANY’S ANTHRACITE COALS

Coal Mine	Market Category
Baiping	PCI/Chemical/Thermal
Yongsheng	PCI/Chemical/Thermal
Dayun	PCI/Chemical/Thermal
Gouchang	Chemical/Thermal
Dayuan	Chemical/Thermal
Liujiaba	Chemical/Thermal
Zhulinzhai	Chemical/Thermal

•                       In the PRC, anthracite reserves account for approximately 12% of the overall coal reserves. As such, Fenwei Energy believes that anthracite will continue to be in tight supply in the future, despite the fact that industries that use anthracite are gradually changing technologies to reduce the requirement for anthracite coal or are finding substitutes for anthracite coal.

•                       Fenwei Energy has projected that the anthracite supply and demand gap in Guizhou Province will be negative between the Years 2013 and 2020; in other words, more anthracite will be produced in the province than is required by current demand. This is mostly driven by the projected slow growth of anthracite consumers within the province, especially the metallurgical and chemical industries. Within Guizhou Province, the largest anthracite consumer will remain the electric power industry.

•                       On the other hand, in the neighboring provinces of Sichuan, Chongqing, Guangdong, Guangxi, and Jiangxi, Fenwei Energy has projected the future demand for anthracite to be greater than the supply (2013 to 2020). Consequently, the anthracite requirements in these provinces will be imported from either other provinces or foreign countries.

•                       The primary industries with the greatest demand for anthracite in these provinces are projected by Fenwei Energy to be the chemical industry and the thermal power generation industry.

III-73

•                       The primary foreign importer of anthracite to southwestern China is Vietnam. The Vietnamese government has expressed its intention to limit anthracite exports in the future, thus, decreasing the impact of Vietnamese anthracite imports on the southwestern China domestic markets.

•                       Other supplies of anthracite within the PRC, expressly Shanxi, are at a disadvantage for supplying customers in the southwestern provinces as a result of the transportation distances; therefore, Guizhou anthracite producers are expected to be more attractive as sources of domestic anthracite in the southwestern provinces than the producers of anthracite in some of the higher anthracite output provinces, such as Shanxi and Henan.

•                       The Guizhou transportation network is currently undergoing improvements and expansions for out-of provincial cargo transport. In particular, the construction of five waterway systems will link the Yangtze River and the Pearl River to northern and southern Guizhou Province, respectively. Rail systems are also operating within the province allowing for coal transport to the Sichuan, Yunnan, Hunan, Hubei, and Zhejiang Provinces. The road system is being expanded under the 12th Five-Year-Plan that will result in a highway in each county within the Guizhou Province. The construction of the Hangrui and Xiarong highways will greatly improve the road transportation capabilities of the Bijie Area.

•                       Fenwei Energy believes the Company has several competitive advantages that will allow the Mines to become important anthracite producers within Guizhou Province.

(1)             The Company is strategically located in a region rich in anthracite resources in Guizhou with salable reserves.

(2)             The seven Mines are able to produce products that are qualified for use in the chemical production and power generation industries.

(3)             The Guizhou Province is strategically located, allowing anthracite delivery to southwestern China.

(4)             The Company’s Mines have lower costs than those in Shanxi and Henan.

(5)             Transportation conditions are improving in the Guizhou Province that will facilitate easier coal deliveries.

(6)             The Company should not be significantly affected by the Guizhou government’s proposal to consolidate the coal mining industry within the province. According to Fenwei Energy, the Company has met the requirements for sufficient reserves, production capacities, plans for gas control, and safety production standards.

III-74

9.2            FORECASTED PRODUCT MIX

The Company has indicated that most of its 2012 coal production was sold as thermal coal. Starting in 2013, the Company intends to beneficiate certain portions of the run-of-mine coal as necessary to enhance marketability and facilitate the sale of differing grades of coal. However, coal sales in 2013 will continue to be primarily thermal coal with only a portion sold as chemical coal. This product mix has been primarily driven by the Guizhou government’s requirement for the Company to produce and sell a minimum amount of thermal coal, which has taken a significant portion of the Company’s production capacity. The Company has projected increases in chemical coal and PCI-grade coal sales after March 2014.

The assumptions regarding the production and distribution of different coal grades are shown in Table 9.2, Table 9.3, and Table 9.4. The Company projects that, in the long term, most of the coal will be sold as chemical-grade lump coal. A portion of the coal fines will be washed or not washed, as necessary to produce chemical grade coal fines. In the case of the Baiping, Yongsheng, and Dayun Coal Mines, a portion of the washed coal fines will be sold as PCI coal (coal mined from the coal seams C5-Baiping, C8-Yongsheng, and M8-Dayun). The unwashed coal fines will be sold as thermal coal blends. BD Asia believes that, although the projected product mixes may change as the physical and chemical characteristics of the various coal seams are further quantified, the coal sold from the seven Mines will consist of chemical coal, PCI, and thermal coal grades.

III-75

Table 9.2

Basis for Steady State Final Product Mix

(2019 — EXTENDING THROUGH LOM)

Coal Product	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
As-mined Coal
Percentage as Lump Coal(1)	20%	35%	40%	20%	15%	35%	30%
Percentage as Fine Coal(2)	80%	65%	60%	80%	85%	65%	70%

Lump Coal — Product Distribution
Chemical Coal — Large	10%	10%	10%	10%	13%	14%	10%
Chemical Coal — Medium	15%	15%	15%	15%	13%	20%	17%
Chemical Coal — Small	25%	25%	25%	25%	27%	23%	27%
Chemical Coal — Tiny	50%	50%	50%	50%	47%	43%	46%

Fine Coal
Unwashed Fine Coal(3)	10%	10%	10%	60%	60%	60%	60%
Washed Fine Coal	90%	90%	90%	40%	40%	40%	40%
Of which: High Ash Anthracite	33%	33%	33%	33%	33%	33%	33%

Washed Fine Coal
PCI	50%	50%	50%	—	—	—	—
Chemical Coal	50%	50%	50%	100%	100%	100%	100%

Washed Fine Coal — PCI Product Distribution
PCI Grade 1	—	—	—	—	—	—	—
PCI Grade 2	—	100%	—	—	—	—	—
PCI Grade 3	100%	—	100%	—	—	—	—

(1)           Lump coal to be sold directly as chemical coal products

(2)           Fine coal to be either washed or sold directly as thermal coal

(3)           To be sold as thermal coal

Source: “Project Champion_Financial Model (June 2013) — to BDv1.xls” — Company’s model used to generate net income and cash flows.

III-76

Table 9.3

Projected Product Mix Distribution By Mine

(2019 EXTENDING THROUGH LOM)

Coal Product	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
PCI	24%	20%	18%	—	—	—	—
(1) Grade 1	—	—	—	—	—	—	—
(2) Grade 2	—	20%	—	—	—	—	—
(3) Grade 3	24%	—	18%	—	—	—	—

Chemical Coal	44%	54%	58%	41%	38%	52%	49%
(1) Large	2%	4%	4%	2%	2%	5%	3%
(2) Medium	3%	5%	6%	3%	2%	7%	5%
(3) Small	5%	9%	10%	5%	4%	8%	8%
(4) Tiny	10%	17%	20%	10%	7%	15%	14%
(5) Fine	24%	19%	18%	21%	23%	17%	19%

Thermal Coal	32%	26%	24%	59%	62%	48%	51%
(1) Blended Coal	12%	10%	9%	32%	34%	26%	28%
(2) Unwashed Fine Coal	—	—	—	27%	28%	22%	23%
(3) High Ash Anthracite	20%	16%	15%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%	100%

Source: “Project Champion_Financial Model (June 2013) — to BDv1.xls” — Company’s model used to generate net income and cash flows.

III-77

TABLE 9.4

OVERALL PRODUCT MIX DISTRIBUTION BY YEAR

Coal Product	2013	2014	2015	2016	2017	2018	2019 - LOM
PCI	0%	10%	13%	13%	14%	14%	14%
(1) Grade 1	0%	0%	0%	0%	0%	0%	0%
(2) Grade 2	0%	10%	7%	6%	8%	7%	6%
(3) Grade 3	0%	0%	6%	7%	6%	7%	8%

Chemical Coal	22%	36%	51%	51%	51%	51%	52%
(1) Large	2%	2%	3%	3%	3%	3%	3%
(2) Medium	2%	3%	5%	5%	5%	5%	5%
(3) Small	3%	6%	8%	8%	8%	8%	8%
(4) Tiny	6%	11%	15%	15%	15%	15%	16%
(5) Fine	9%	14%	20%	20%	20%	20%	20%

Thermal Coal	78%	46%	26%	25%	23%	24%	22%
High Ash Anthracite	0%	8%	10%	11%	12%	11%	12%

Total	100%	100%	100%	100%	100%	100%	100%

Source: “Project Champion_Financial Model (June 2013) — to BDv1.xls” — The Company’s model used to generate net income and cash flows.

III-78

CHNR has projected that a majority of the Mine’s coal will be sold either as chemical coal for the production of synthetic ammonia or methanol or as thermal coal to the electric power industry.

In order to produce the coal products as indicated, certain coals may need to be washed to achieve the appropriate dry ash content for the designated uses. CHNR has indicated that it intends to construct a coal washing facility that will wash coals from the Baiping, Yongsheng, and Dayun Coal Mines with an ultimate capacity of 1,200 ktpa. The initial phase of the beneficiation plant construction is expected to be completed by 2014. Coal volumes in excess of the plant’s output capacity and coal produced prior to 2014 are planned to be washed by nearby washing facilities owned by other producers at a fixed fee per tonne. The coal beneficiation plant is still in the design phase and the capacity and associated costs have not been finalized.

Based upon its review of the washability data provided by CHNR during the September 2011 ITR, BD Asia believes it is possible for CHNR to produce raw and washed coals that meet the requirements for CHNR’s projected coal products.

BD Asia has not independently verified the availability of the final markets for CHNR’s coal products or the demand for these coal products.

9.3                     CUSTOMERS AND TRANSPORTATION

According to the Company, its current coal production is sold to domestic power generation facilities and coal traders [via truck transportation.] At this time, the market available to the Company’s coal is somewhat limited given the infrastructure and transportation constraints in the Guizhou Province. This has resulted in high quality anthracite coal being sold into the lower grade thermal coal market at lower prices than would be expected if the coal was marketed and sold as chemical coal.

The Company believes the continuing improvement of the transportation infrastructure within the Guizhou Province will increase the potential customer base beginning in 2013. These improvements include roads, railways and the Wujiang River transportation project. The Company is currently developing a comprehensive sales and business strategy that will allow it to market the coal production as higher quality coal products, such as PCI coal and chemical coal in addition to the thermal coal products. Other than the indicated product mix discussed earlier, BD Asia has not reviewed the details of this sales and business plan.

The current transportation network used by the Company and its primary customers are shown in Table 9.5.

III-79

TABLE 9.5

CURRENT COAL TRANSPORTATION NETWORK

Mine	Road Transportation	Waterway Transportation	Railway Transportation	Current Primary and Potential Customers
	1. Gao Ping — Yu Mo — Sha Tu — San He — Kai Yang (140 km)	N/A	N/A	1. Guizhou Kaiyang Chemical Co., Ltd.
Baiping	2. Gao Ping — Yu Mo — Sha Tu — San He — San Cha (120 km)	N/A	N/A	2. Zunyi Sancha Lafarge Cement Co., Ltd.
	3. Gao Ping — Yu Mo — Jin Sha — Ya Xi — Zun Yi South (coal distribution center) (110 km)	N/A	3. Zun Yi South — Guangxi Lai Bin Electricity Plant (845 km)	3. Guizhou Jinsha Jin Sheng Mining Co., Ltd.

	1. Yongsheng Mine— — Gao Ping — Yu Mo — Sha Tu — San He — Jiu Chang (160 km)	N/A	N/A	1. Guizhou Exxon Technology Co., Ltd. (end customer: Jin Jiu Cement Factory)
	2. Yongsheng Mine — Gao Ping — Yu Mo — Sha Tu — San He — Jiu Chang (160 km)	N/A	N/A	2. Guizhou Kaiyang Chemical Co., Ltd. 2. Guizhou Kailin Xifeng Synthetic Ammonia Co., Ltd.
Yongsheng	3. Yongsheng Mine — Hua Jue Dock (3 km)	3. Hua Jue Dock —Xin Yuan Fu Dock (35 km)	3. Xin Yuan Fu Dock — Xi Feng Xiao Zhai Ba (coal distribution center) (30 km)	3. Wei Ning Kai Rui Trade Co., Ltd. (end markets: Guangxi, Chongqing, Sichuan, etc.)
	4. Yongsheng Mine — Gao Ping — Yu Mo — Jin Sha — Ya Xi — Zun Yi South (coal distribution center) (140 km)	N/A	N/A	N/A

III-80

Mine	Road Transportation	Waterway Transportation	Railway Transportation	Current Primary and Potential Customers
	1. Gao Ping — Yu Mo — Jin Sha Qian Bei Electricity Plant (55 km)	N/A	N/A	1. Guizhou Qianbei Electricity Co., Ltd. (only for coal produced during the drilling process)
Dayun	2. Gao Ping — Yu Mo — Jin Sha — Ya Xi (85 km)	N/A	N/A	2. Guizhou Yaxi Electricity Co., Ltd. (only for coal produced during the drilling process)

	1. Gouchang Mine — Na Yong County — Yang Chang Town (97 km)	N/A	N/A	1. Guizhou Nayong Electricity Co., Ltd.
	2. Gouchang Mine — Bi Jie City (65 km)	N/A	N/A	2. Bijie Donghua New Energy Co., Ltd.
Gouchang	3. Gouchang Mine— Bi Jie City (65 km)	N/A	N/A	3. Bijie Jinhe Chemical Co., Ltd.
	4. Lan Ba Station Distribution Centre (coal distribution center) (170 km)	N/A	N/A	N/A

	1. Dayuan Mine — Yangchang Town (15 km)	N/A	N/A	1. Guizhou Nayong Electricity Co., Ltd.
Dayuan	2. Dayuan Mine — Shui Cheng Lan Ba Distribution Centre (65 km)	N/A	2. Lan Ba Distribution Centre — Guangxi Lai Bin, He Shan, etc. (900 km)	2. Guangxi Laibin Electricity Co., Ltd. 2. Guangxi Heshan Electricity Co., Ltd.
	3. Lan Ba Station Distribution Centre	N/A	3. Lan Ba Station Distribution Centre	N/A

III-81

Mine	Road Transportation	Waterway Transportation	Railway Transportation	Current Primary and Potential Customers
	1. Xin Hua Xiang — Liu Zhi — Shui Cheng — Wang Jia Zhai (180 km)	N/A	N/A	1. Datang Guizhou Yemazhai Electricity Co., Ltd.
	2. Xin Hua Xiang — Liu Zhi (55 km)	N/A	N/A	2. Guizhou Hong Xin Trade Co., Ltd.
Liujiaba	3. Xin Hua Xiang — Liu Zhi (55 km)	N/A	3. Liu Zhi Station — Lai Bin (He Shan) (800 km)	3. Guangxi Laibin Electricity Co., Ltd. 3. Guangxi Heshan Electricity Co., Ltd
	4. Liu Zhi Station, Na Yu Station	N/A	4. Liu Zhi Station, Na Yu Station	N/A

	1. Xin Hua Xiang — Liu Zhi — Shui Cheng — Wang Jia Zhai (180 km)	N/A	N/A	1. Datang Guizhou Yemazhai Electricity Co., Ltd.
	2. Xin Hua Xiang — Liu Zhi (55 km)	N/A	N/A	2. Guizhou Yong Teng Trade Co., Ltd.
Zhulinzhai	3. Xin Hua Xiang — Liu Zhi (55 km)	N/A	3. Liu Zhi Station — Lai Bin (He Shan) (800 km)	3. Guangxi Laibin Electricity Co., Ltd. 3. Guangxi Heshan Electricity Co., Ltd.
	4. Liu Zhi Station, Na Yu Station	N/A	4. Liu Zhi Station, Na Yu Station	N/A

No firm sales contracts are in place; however, the Company has provided BD Asia with copies of four Strategic Cooperation Agreements:

1.                            Bijie Donghua New Energy Company Limited (a methanol producer). This agreement provides for the sale of 20,000 tonnes per month of the Company’s anthracite coal unless the Company has preferential terms from a third party.

2.                            Guangxi Hechi Chemical Company Limited (a fertilizer producer). This agreement provides for the sale of 25,000 tonnes per month of the Company’s anthracite coal unless the Company has preferential terms from a third party.

3.                            Guizhou Kaiyang Chemical Company Limited (a synthetic ammonia project). This agreement does not have a specified tonnage quantity, but provides for signing monthly or quarterly supply contracts.

4.                            Ghizhou Tianfu Chemical Company Limited (a synthetic ammonia and dimethyl ether project). This agreement does not have a specified tonnage quantity, but provides for signing monthly or quarterly supply contracts.

III-82

The Company expects construction of a port next to the Yongsheng Coal Mine and the coal washing plant site in order to improve transportation capabilities. Construction of the port is expected to commence in 2014. BD Asia considers the port to be conceptual in nature

10.0              REGULATORY ISSUES

10.1              MINING RIGHTS

Most of the mines visited by BD Asia were acquired by the Company and/or its predecessors during 2010 and 2011 with mining rights granted by the competent authorities of PRC. Under the “Mineral Resource Law,” all the mineral resources are owned by the state. A mining enterprise must obtain a mining or exploration permit for conducting mining or exploration activities in a specific area in a specific license period. The usage right of surface area will belong to the local people or other lease owners. If mining activities are to be conducted underground, the mining company is required to acquire the usage right of surface areas if such surface areas will be affected or endangered by mining activity. The permits are generally extendable at the end of their term or can be expanded in terms of production upon government approval. The Company provided BD Asia with details of permits with license numbers, effective dates, production capacity, and areas of the permits for the mining rights to the mining properties reviewed for this study and a summarized status of each Mine under construction has been provided. Details of these permits are shown in Table 10.1. A due diligence review of these permits is outside the scope of BD Asia’s review. BD Asia has relied upon the assertions of the Company as to the validity of these mining rights.

TABLE 10.1

PERMITS FOR MINING RIGHTS

Property	Number	Area (km2) Elevation (m)	Term	Production Capacity (mt/year)
Baiping	C5200002011111120121064	3.0143 1,475 - 1,250	2011/11 - 2014/8	Licensed for 0.15
Yongsheng	C5200002012021120124117	18.234 1,300 - 750	20012/2 - 2027/11	Licensed for 0.60
Dayun	C5200002011031120112455	16.9035 1,380 - 350	2011/3 - 2031/3	Licensed for 0.60
Gouchang	C5200002009121120048406	1.7198 1,850 - 1,250	2011/4 - 2017/4	Licensed for 0.09
Dayuan	C5200002011051120118585	1.649 1,680 - 1,200	2013/3 - 2023/3	Licensed for 0.30
Liujiaba	C5200002009091120036374	3.7891 1,650 - 1,250	2011/3 - 2019/9	Licensed for 0.30
Zhulinzhai	C5200002011031120108782	1.4104 1,530 - 950	2011/4 - 2018/7	Licensed for 0.30

A summary of the main approved permits for the seven Mines is shown in Table 10.2.

III-83

TABLE 10.2

SUMMARY OF THE MAIN APPROVED PERMITS FOR THE SEVEN MINES

Approval Status
The Main Permits	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
Mining Permit(1)	Issued	Issued	Issued	Issued	Issued	Issued	Issued
Business License(1)	Issued	Issued	Issued	Issued	Issued	Issued	Issued
Environmental Impact Approval(1)	Approved	Approved	Approved	Approved	Approved	Approved	Approved
Environmental Protection Inspection Approval(3)	In process of application	N/A	N/A	N/A	N/A	In process of application	In process of application
Discharge Permits(1)	Issued	Will apply upon completion of construction	Will apply upon completion of construction	Issued	Renewal in Progress	Issued	Issued
Coal Production License(1)	Issued	Anticipated in 2013	Anticipated in 2015	Issued	Anticipated in 2013	Issued	Issued
Safety Production License(1)	Issued	Anticipated in 2013	Anticipated in 2015	Issued	Anticipated in 2013	Issued	Issued
Safety Approval/Review(2)	Mine safety conditions reviewed and approved	N/A	N/A	Mine safety conditions reviewed and approved	N/A	Mine safety conditions reviewed and approved	Mine safety conditions reviewed and approved
Project Design Review/Reply(2)	Operating mine, expansion plans already approved	Design Reviewed and Approved	Design Reviewed and Approved	Already operating	Design Reviewed and Approved	Operating mine, expansion plans already approved	Operating mine, expansion plans already approved
Temporary Land Use Confirmation	Issued	Issued	Issued	Issued	Issued	Issued	Issued

III-84

Approval Status
The Main Permits	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
Comments	Operating Mine possesses most of the material permits. Expects to receive mining permit for 0.30Mtpa in June 2014 which will be upgraded to 0.6 Mtpa upon completion of expansion	Approval of Design facilities has been granted.	On Construction not producing yet. Approval of Design facilities has been granted	Possess all material permits. Idle pending consolidation with neighboring mine	Received mining permit for 0.30.Awaiting pilot and facility safety approvals Design program was issued.	Operating Mine possess most of the materially required permits.	Operating Mine possess most of the materially required permits.

(1)                       Operating mines are required to possess the 6 permits.

(2)                       Project Designs are first reviewed upon approval, construction of the Mine will go ahead, after completion of construction a mine safety review conditions is conducted, if modifications are not required the mines are issued Safety Approval/Reply.

(3)                       Baiping, Liujiaba and Zhulinzhai Coal Mines are in progress of applying for the environmental protection acceptance inspection approvals in which the guidelines setting the limits of discharge will be informed, Nevertheless, the Mines have obtained letters from the relevant PRC governmental authorities to confirm that no penalties would be imposed with respect to the current practice. Gouchang Coal Mine is idled, therefore no longer applicable. Yongsheng, Dayun and Dayuan Coal Mines have not yet commenced commercial production, therefore not applicable.

Since the majority of the Mines are under construction and development stage, BD Asia has summarized the safety approval process in Figure 10.1 for Mines awaiting permission for commercial production. Individual Mine status has also been provided to indicate corresponding stages each Mine has gone through and the remaining stages, which those Mines under construction will have to go through before safety production and coal productions permits are finally issued. Upon the completion of construction in accordance with the requirements in the approved “Mine Development Design” (or “Preliminary Design”) and the “Safety Guidance” when assessment of the construction meets the mine safety standards, the Mine may submit an application to the relevant authorities for joint pilot run. The procedures are shown in Figure 10.1 showing approval stages toward commercial production.

III-85

Figure 10.1. A BD Asia summarized safety approval process for Mines awaiting permission for commercial production

III-86

10.2        ENVIRONMENTAL, SAFETY, AND SOCIAL MATTERS

10.2.1     Baiping Coal Mine

Baiping Coal Mine is located in Gaoping Village of Jinsha County, occupying an area of 3.0143 km2. The Coal Mine holds Business License No. 520000000006762 valid until 14 January 2019 issued by Administration for Industry and Commerce of Guizhou Province. Behre Dolbear observed that the Mine holds most of the required permits for production up to 150 ktpa; however, it is designed for 300 ktpa. Provision for production above the mining permit has been issued while the Mine is in expansion stage. Mine management plans to increase production to 600 ktpa by 2015 after completion of the expansion phase. A new ventilation shaft has been constructed for improved ventilation. The Mine holds a coal production license, Permit No. 205224240253 issued by Guizhou Bureau of Energy valid till 17 June 2020 and a safety production permit MK [0764] issued by Guizhou Province Mining Safety Bureau with validity terms of 21 May 2012 until 20 May 2015.

Mine management has instituted safety training for all workers, as they must receive government training and certification. The Mine manager and safety personnel all have safety certification. Behre Dolbear was provided copies of these certifications. Baiping Coal Mine is among 14 recently approved mines under the newly introduced gas prevention and control capacity assessment NengYuanMeiTan No. (2012)278.

Due to the distance and the road conditions from the nearby town, BD Asia suggested that the Company establish company emergency response teams to support its Mines and associated facilities since the government support teams would need more than one hour to reach the Mine in case of any emergency.

From the approval “QianShuiBaoHan [2011] No.104” for Soil and Water Conservation program issued on 8 June 2011, the Mine solid waste disposal allowance is 7,500 tpa. The allowable area of responsibility is 301.42 hectares. The Mine is under an expansion program, completion of which is scheduled for spring of 2015. BD Asia observed the need for a larger discharge area. The Mine is located in a mountainous area with limited space. As production increases, the Mine will require more space for stockpiles that will be in the form of an enclosed structure to avoid air pollution. Currently, the Mine is recycling all the water for Mine and surface use. A bigger wastewater treatment facility is being constructed to accommodate with the Mine’s expansion. Surface facilities will also be upgraded after underground construction is completed. Enclosed coal storage facilities have been constructed and the company promised to improve on dust suppressions on the surface while construction is in progress.

There are no major impacts from other projects in the Coal Mine area, though there is a mine, Laohu Coal Mine (3.14 km2), which is 500m from the east boundary of the mine. BD Asia was informed, but did not confirm, that Laohu Coal Mine is mining in a different direction creating no conflict in mining for Baiping Coal Mine. BD Asia did not see a mine map or mine plan of the Laohu Coal Mine.

As of 30 April 2013, Baiping Coal Mine had reached land lease agreements covering 41,994m2 with 24 households. Baiping Coal Mine has paid approximately RMB0.76 million compensation in respect of these agreements. Baiping Coal Mine obtained 10,877m2 of temporary land use rights for 1 year

III-87

from the Bureau of Land and Resources of Jinsha County on 30 May 2012, on which the Bureau of Land and Resources of Jinsha County issued Notice of Land Use JinGuoTuZiFa [2012] No. 49 advising the Mine to follow local laws for another extended period for land use. On 14 January 2013, the Bureau of Land and Natural Resources of Jinsha issued another notice for temporary land use of additional 31,116.54 m2, making the total Land Use Right to 41,994m2. The temporary land use right shall be renewed every year.

10.2.2     Yongsheng Coal Mine

The Yongsheng Coal Mine is located in Gaoping town and Huajuexiang of Jinsha County. The Mine is under construction and was not in production at the time of BD Asia’s May 2013 site visit.

The Company plans to construct a coal washing plant and elevated overland conveyor 1.5 km to a river jetty. The wash plant and conveyor are scheduled for completion in mid-2014.

Application for pilot run was submitted in March 2013; approval was expected to be obtained by 30 May 2013; safety production and coal production permits were expected to be obtained in September and October 2013, respectively. Thereafter, commercial production is expected to commence in November 2013.

Yongsheng Coal Mine holds Business License No. 520000000072585 valid until June 2015 issued by the Administration for Industry and Commerce of Guizhou Province. The Company has displaced some villagers and compensated some households who were affected by its activity. Mine management has also acquired land from those less affected and still living in the Mine area. As of 31 December 2012, Yongsheng Coal Mine had reached agreements with 212 households regarding leases, crop compensation, etc., amounting to 119,411m2 of land and has paid RMB0.98 million for re-location of 5 households. In total, Yongsheng Coal Mine has paid a lump sum of RMB3.34 million compensation in respect of these agreements and has also paid RMB4.7 million for land acquisition. The Mine is willing to pay RMB0.28 million to compensate the remaining household, as shown in Table 10.3.

III-88

TABLE 10.3

SUMMARY OF COMPENSATED HOUSEHOLDS FOR THE MINES UNDER CONSTRUCTION AND HOUSEHOLDS

REMAINING TO BE COMPENSATED

AS OF 30 APRIL 2013

	Yongsheng	Dayun	Dayuan	Zhulinzhai	Total
Compensated Households for Mines Under Construction — Including Total Amount Paid(1)
Period	12/2008 to 04/2013	07/2011 to 04/2013	06/2009 to 04/2013	05/2009 to 04/2013
Number of Land Compensated Households	212	135	145	40	532
Amount Paid for Land Compensated Households	3,336,269	5,332,993	591,417	1,061,756	10,322,435
Number of Relocated Households	5	44	26	69	144(1)
Total Amount to be Paid for Relocated Households	976,500	6,890,924	4,170,727	5,324,910	17,363,061
Amount Paid for Relocated Households	976,500	5,738,987	4,170,727	5,324,910	16,211,124
Total Amount yet to be Paid for Relocated Households	—	1,151,937	—	—

Planned Compensation and Number of Remaining Households to be Compensated as of 30 April 2013
Estimated Number of Remaining Land Compensated Households	—	13	—	—	13
Estimated Amount to be Paid for Remaining Land Compensated Households	—	805,637	4,032,000	114,920	4,952,557
Estimated Number of Remaining Households yet to be Relocated	1	15	—	—	16(1)
Estimated Amount to be Paid for Remaining Relocated Households	280,000	2,308,063	—	—	2,588,063
Estimated Completion Time	09/30/2013	11/30/2013	N/A	N/A

(1)                                 As can be seen, the Company has compensated 144 households with 16 households remaining to be relocated after arbitration by the local government.

III-89

BD Asia observed that there are no government protected areas near the mining property. There is a small mine within the leased area of Yongsheng Coal Mine, which is under construction and not operating. That mine is not expected to have an impact on Yongsheng Coal Mine.

BD Asia was told that Mine management plans to build a de-gasification and methane collection plant on the Mine site close to the main shaft and to use the Mine’s methane discharge to produce electricity for Mine use. According to management this is a low methane mine; however, due to government requirements for safe production, construction of the methane de-gasifying plant is mandatory

An Environmental Impact Study for Coal Mine Methane de-gasification, water source, and discharge studies were carried out by Guizhou Province Coal Mining Design Institute in August 2008 with Approval [2007] 476 issued by Guizhou Province Environmental Protection Bureau. Also Safety Approval [2008] 91 by Provincial Coal Mining Safety and Inspection Bureau of Guizhou Province was issued on 06 October 2008. Mining activities in this area will have an impact on the ecology and surrounding vegetation. Soil erosion is occurring. Mine management is encouraged to carry on soil conservation while mining activities are still in process in order to help with compliance of the Government Forestation Plan already set up in this region.

The Liuguang River, passing close to the Mine, is considered to contain surface water of Class II according to Guizhou regulatory authorities. Direct discharges into this river are prohibited. The Mine is permitted to draw water for Mine use upstream of the river. After use, the water will be treated to reach Class II water standards and it will be discharged downstream of the Liuguang River where the water standard is Class III according to Guizhou surface water standards.

10.2.3              Dayun Coal Mine

The 600 ktpa mining rights permit was obtained in March 2011. BD Asia was shown Business License No. 520000000064325 issued to Guizhou Dayun Mining Limited Company on 27 July 2011 by the Administration for Industry and Commerce of Guizhou Province. The Mine has environmental approval by the Guizhou Province Environmental Bureau No [2010]232 issued on 25 November 2010. Construction of Dayun Coal Mine commenced in May 2012.

Initiation of construction was delayed over disagreements in re-location of the surrounding villagers. Since some villagers had hesitated to be re-located, the local government has stepped in to arbitrate this issue. The Company has planned to re-locate the villagers to Gaoping town. As of 31 December 2012, Dayun Coal Mine had reached land lease agreements with 135 households and has paid RMB5.33 million for land compensation and leasing rights of 120,346m2 of land, Dayun has paid approximately RMB8.3 million as land acquisition fees regarding the leases of land to the Bureau of Land and Resources of Jinsha County. Additionally, Dayun Coal Mine had reached re-location agreements with 44 households and has paid approximately RMB5.73 million for the re-location of the PAPs. It is planning to pay an additional RMB2.31 million as compensation for the remaining 15 households, which averages to RMB156,600 per household. Detailed compensation at the Mines, under construction, is shown in Table 10.3.

III-90

BD Asia was recently informed that Jinsha county government has stepped in to resolve the re-location conflicts by ultimately adopting a unified re-location compensation standard characteristic of Jinsha County. The local government is now urging the remaining villagers to speed up construction of their houses in the proposed settlement areas. BD Asia was told that those remaining villagers have already started receiving their compensations. Nevertheless, the re-location process will still negatively affect construction at Dayun due to the unanticipated delays by the government to completely resolve this issue. Some villagers do not accept the unified re-location standard set by the government and others claim that their houses and land are worth more than what they are being paid. However, based on the Company’s extensive experience at other Mines, which were faced by similar issues, Feishang hopes that re-location issues at Dayun will not have a big impact on the development progress; it anticipates completing the re-location by November 2013.

Dayun completed Level 2 quality authentication in March 2013. After the construction assessment is approved, Dayun will submit an application for a joint pilot run, as shown in Figure 10.1. Pilot run on-site inspection is expected to be completed in June and commence pilot run thereafter. Safety production and coal production permits are expected to be obtained in November and December of 2013, respectively and commercial production to commence in January 2014.

Dayun Coal Mine has a construction land use Notice QFYDH [2011] No.708 issued on 31 December 2011 that indicates the total area of 132,490m2 to be used for mining activities. The approval also indicates the need for soil and water conservation as well as the obligation to compensate the PAPs, as this is a new mining area located in the area where villagers have been living for many years. BD Asia interviewed a group of PAPs in order to hear their views toward establishing a coal mine in this area. The interviewed villagers appeared willing to re-locate and were welcoming the Company because it will provide employment opportunities to the people living in this area and will convert the subsistence farming area to an industrial area; however, a few people were still not willing to re-locate due to compensation disagreements. The local government has intervened because, in China, there are government set standards for compensation to PAPs, which some local villagers think is not adequate. They are claiming more compensation from the Company.

Mine management has been advised to conduct a detailed environmental impact assessment before construction starts in order to evaluate the impact the Mine might have on the people who may not need to be moved. Behre Dolbear observed that there was a small community and a school that will not be re-located. Behre Dolbear suggested that management carefully consider the transportation route from the Dayun Coal Mine to the main paved road during the construction and production periods in order to protect the safety of the local residents.

Seasonal rivers pass through the Mine area. According to the Guizhou water standards, these are all of Class II water quality standards that need to be preserved during the mining period. Bijie City Environment Bureau of Guizhou Province has set the limit standard [2010]97 of discharge for Dayun Coal Mine. The standards will allow the following discharges: COD of 46.61 tpa, Ammonia of 1.44 tpa, SO2 of 21.74 tpa, and “Smoke” of 5.77 tpa.

III-91

A safety reply QMAJJCH [2012] 3 on the preliminary design of Jinsha Gaoping Township Dayun Coal Mine was issued on 13 January 2012, in which the Mine management was informed upon other issues as follows.

1)                  The Guizhou Coal Mine Design and Research Institute, whose design qualification rating is Class A, is qualified as the responsible body for the safety section. The Owner, Jinsha Gaoping Dayun Coal Mine of Dayun Mining Co., Ltd, is to be responsible for the review result of the Report.

2)                  Since the mineable seams (M6, M8, M11, and M12) have not been examined for coal and gas outburst hazards, they should, therefore, be regarded as outburst seams before an outburst hazard examination is conducted, and the relevant outburst prevention rules should be strictly followed. Also, before arranging for the initial mining face, the coal seam advanced check should be implemented as per the outburst prevention rules and should not be worked upon until any danger of outburst is eliminated.

3)                  The Mine is required to follow the “Provisions on Coal Mine Water Prevention and Control,” and further improve its hydrogeological investigation data, intensify the technical exploration measures, knowing details of all water recharge resources within the region, and prepare a separate water prospecting and discharge design plan before working on the initial mining face of each seam.

According to Circular GNMT (2011) No.414 passed on 26 December 2011, all mines in Guizhou Province with production capacities of 300 ktpa and over with possibility of gas outbursts were required to pass a gas prevention and control test. Dayun Coal Mine and all other Coal Mines of the Company are among the fourteen approved mines for this test according to approval JNYMT(2012)No 278 issued on 20 August 2012.

10.2.4              Gouchang Coal Mine

Gouchang Coal Mine is located in Kunzhai Town in Nayong County of Guizhou Province. The Mine area is economically underdeveloped with low population density. Subsistence farming and animal husbandry are the main activities.

The Mine holds all necessary permits. Behre Dolbear was provided with copies of those permits. The Mine has Business License No. 520000000023520 valid until 01 July 2017 and production safety permit No. MK (0395) for 90 ktpa that is valid until 10 April 2014. Behre Dolbear observed that environmental impact approval reference number (2007) 069 was granted to the Mine.

No villages will be affected by mining. A town road passes through the Mine surface area and according to the government requirements, mining is not permitted under the road. The Mine is still upgrading the surface facilities; hence, surface dust control still needs to be improved.

III-92

Because of the newly introduced Notice QianNengYuanBan [2013] No.120 Ref No. (QFGD-2013-29002) for consolidation of coal mines in Guizhou Province having production capacity of less than 90 ktpa, Gouchang Coal Mine is considering a merger with a neighboring mine. That mine is privately owned by an individual and is not eligible to undergo merging and restructuring activities until approved by the local government. That mine has a mining right of 30 ktpa and is still a brownfield with no detailed exploration information. As a result, there are still uncertainties for this combination; hence, Gouchang Coal Mine is expected to remain idle during 2013 and 2014. The Company plans to maintain production of 110 ktpa from 2015 to 2019, upon completion of integration.

BD Asia has been advised that as of 30 April 2013, Gouchang Coal Mine had reached land lease agreements covering 43,476m2 with the village committee and 30 households. The Company has paid RMB0.57 million in compensation with respect to these agreements. Gouchang Coal Mine obtained temporary land use right from the Bureau of Land and Resources of Nayong County for 11,329m2 on 04 July 2012 valid until 23 May 2013. On 14 January 2013, an extra 32146.87m2 temporary land use right was granted to Gouchang Coal Mine. In total, the Company has paid RMB0.68 Million for land compensations and temporary land use rights. The temporary land use rights shall be renewed every year. BD Asia noted that there were no issues of land compensation and re-location at Gouchang Coal Mine.

10.2.5              Dayuan Coal Mine

Dayuan Coal Mine is located in Xinfang Town of Nayong County approximately 7 km from Yangchang thermal power plant. The Mine currently holds Business License No. 52000000002671 valid until 21 January 2029. Recently, construction at Dayuan was delayed due to the requirement from the local government in Nayong County for the updating of the geological report and re-application of the new mining permit. Behre Dolbear was informed that the update had been completed and the new mining permit, C5200002011051120118585 for 300 ktpa indicated in Table 10.1 above, was recently issued on 15 March 2013.

Due to the potential effect of mining activities on the community, Dayuan Coal Mine has re-located all villagers who were to be affected by its mining activities. As of 30 April 2013, the Mine had reached compensation agreements for a total of 72.814m2 of land and had paid RMB591,417 with respect to these land compensations. It has also reached re-location agreements with the village committee of Pingdong Village, Xinfang Town, and Nayong County and 26 households have been re-located since construction started. A re-location expense compensation of RMB4.2 million has been paid to the relevant households. Additionally, Dayuan Coal Mine has paid approximately RMB113,200 for the temporary land use right of 4,528m2 land valid until 10 July 2013. On 14 January 2013, Dayuan Coal Mine obtained an extra 62,318.68m2 temporary land use right. According to that confirmation letter, the temporary land use rights shall be valid for 2 years. The Company plans to pay RMB4.03 million for land compensation in the coming years for the land expected to be disturbed through subsidence and Mine construction.

Mine management has built a methane de-gasifying plant. The location of this plant has an effect on the community. A scheme for the protection, treatment and restoration of the geological environment was carried out by Zhongdi Geological and Mining Institute dated 25 December 2010 and approved by Bijie Environmental Bureau with reference number [2011]52. Also, an environmental social

III-93

assessment concerning the effect and benefits of the project in this area was carried out wherein a total number of 108 people were interviewed and 97 responses were received. The interviewees included residents near Dayuan Coal Mine and 8 local government departments. Questions asked included the impact of the project on the community, major environmental problems in the area, negative influence on the environment of the project, economic influence of the project, and agree/disagree supporting the project. Of the people interviewed, 85% agreed that this project would benefit the local economy, 100% of the individuals agreed the project will benefit the local residents, and 99% of the residents agreed with setting up the project. All government agencies gave positive responses to each of the questions on the questionnaire.

The Dayuan Coal Mine obtained an Environmental Protection Reply QHS [2011]122 on 04 August 2011 regarding the Environmental Impact Assessment of Dayuan Coal Mine, into which Nayong Laluo Coal Mine and Nayong Dayuan Coal Mine have been integrated. The integrated Mine is now called Nayong County Dayuan Coal Mine with a permitted capacity of 0.30 ktpa, which is to increase to 0.45 ktpa. The reply confirmed that the Environmental Impact Assessment conformed to the local conditions and its environmental protection measures are adequate. Also, the project construction has conformed to the planning of Guizhou Province coal industry. In this report, the Mine was advised to meet all the required industrial and mining standards of the PRC. The following recommendations were proposed:

1)                  Because the Mine shaft and shaft field boundary are within the boundaries of the villages, it was recommended to create safety protection pillars and green belts between the Mine site and communities.

2)                  Minimize the occurrences of subsidence, strengthen environmental protection measures, and reduce solid waste dumping around the Mine area.

3)                  Apply necessary dust suppression and noise reduction measures so as to lessen the impact on the nearby community.

4)                  Strengthen environmental water protection plans and optimize the water treatment technology in the Mine’s water treatment plant. Also, to improve upon the recovery rate of wastewater (sewage). The domestic sewage shall be recycled after reaching Grade I of Integrated Wastewater Discharge Standard (GB8978-1996) through treatment; the Mine water shall be recycled after iron content reaches Grade I of Guizhou Provincial Standard for Discharge of Environmental Pollutants (DB52-1999) and the other indicators should reach Emission Standards for Pollutants from Coal Industry (GB20436-2006) with usual rate not less than 50%. The remaining wastewater (sewage) shall be discharged into the Nayong River via a special discharge pipe.

5)                  The Mine’s coal-fired boiler should be fueled with low-sulfur coal. It was recommended to construct supporting flue gas dust removal facilities. The boiler flue gas must be discharged via a 30m chimney after reaching the Standard Period II of District II of Emission of Air Pollutants for Oil-burning Gas-fired Boiler (GB13271-2001).

III-94

6)                  The standard total discharge limits of the pollutants at the Mine site shall be: COD of 9 tpa, NH3-N of 0.55 tpa, SO2 of 5.64 tpa, Fuse Dust of 1.45 tpa, and Nitrogen Oxide of 1.54 tpa.

10.2.6              Liujiaba Coal Mine

Liujiaba Coal Mine is located north of Tianba Village in Xinhua Town, approximately 22 km from the Liuzhi Special District. At the time of Behre Dolbear’s site visit in 2011, the Mine was in a trial production period, which was scheduled to be completed on 18 December 2012. As of the submission of this report, Behre Dolbear was informed that the Mine had completed the trial period and was issued a coal production safety approval on 20 November 2012. It is now under normal production. The Mine is licensed for 300 ktpa, the mine management plan to increase production to 600 ktpa. The coal from this Mine is sold to a second party who collects the coal and sells it to the power plants in Liupanshui City.

The Liujiaba Coal Mine currently holds an extendable Business License No. 520000000003633 issued to Liujiaba Coal Company on 01 March 2011. The environmental and geological study was carried out by Guizhou Chuan Meiji Technical Company on 06 August 2009 and approved with Approval Permit No. [2009]185. In 2011, an Environmental Impact Assessment was carried out and the approval QianHuanShan No. [2011]110 was issued on 07 July 2011. The Mine has a safety approval No. [2009]128 from Guizhou Coal Mine Safety Inspection Bureau. An Environmental Social Impact assessment on this Mine was carried out by Guizhou Coal Design Company approval [2011]67 was granted. BD Asia was told that Liujiaba Coal Mine has reached land lease agreements covering 49,278m2 with the Tianba Village committee and 78 households. It has obtained the 49,278m2 temporary land use confirmation letter from the Bureau of Land and Resources of Liupanshui on 01 March 2013. The temporary land use right shall be renewed every 2 years.

BD Asia was impressed with the training standards for the Mine management and workers. Behre Dolbear was informed that at this Mine there are four levels of training, i.e., country level (Mine Managers), District level (special workers — methane inspectors, blasters, electricians, and safety managers), county level (certified coal miners), and Mine level (for all workers at the Mine).

Soil and solid waste management at the Liujiaba Coal Mine is being improved. Mine disturbed land is being re-vegetated. The Mine has created stockpile areas from which a portion of the solid wastes is re-used for Mine infrastructure construction and a portion is also sold to cement manufacturing plants and for road construction. Also, the Mine pays the government a fee for land reclamation each year. BD Asia was provided with copies of safety installation modifications reply QMAJSZ [2012] 32 for Liujiaba Coal Mine issued on 24 February 2012 by Guizhou Coal Mining Safety Inspection Bureau ShuiChang Department accepting the modifications proposed by Jiangxi Province Coal Mining Design Institute. In accordance with “Safety Installation of the Coal Mine Construction Project Design Review and Final Acceptance Standards” [AQ 1055-2008], the bureau approved the modifications and provided supplementary recommendations to the Company that included: improving the ventilation system management; complying with the “Coal Mining Water Prevention Regulation” by improving on the Mine site; and shaft hydrological works by preparing special water detection and drainage designs. The Mine was reviewed again and acceptance safety reply QianMeiAnJianShuiZi [2012]106 was issued on 25 October 2012. At the time of BD Asia’s May 2013 site visit, the Mine had obtained a coal production permit and was in commercial production.

III-95

10.2.7              Zhulinzhai Coal Mine

Zhulinzhai Coal Mine is located approximately 5 km from Liujiaba Coal Mine. Zhulinzhai Coal Mine shares the same roads with Liujiaba Coal Mine. The permit area for Zhulinzhai Coal Mine is 1.4104 km2.

The Mine currently holds an extendable Business License No. 520000000003203 issued on 19 December 2012, a Coal Production License No. 205202030630 valid from 16 April 2012 until 16 April 2031, and a Safety Production Permit MK (0699) valid from 06 March 2012 until 05 March 2015. An environmental review [2011]21 carried out on 04 April 2011 was approved in June 2011. Behre Dolbear was advised that the Mine design was approved on 17 January 2011 with Approval No. [2011]42.Coal mining companies under construction/integration will be issued both coal production and safety approvals after a safety review has been conducted upon completion of construction. Zhulinzhai recently obtained approval for this Safety Facilities review and is in commercial production.

The Zhulinzhai Coal Mine has not yet received a permit to draw water from and discharge water into the Yinpan River, a tributary of the Wujiang River, but it has received a confirmation letter stating that the Mine will not be penalized for drawing water from and discharging water into that river if treatment attains the government set standards. A discharge permit with Ref No. (203220120024) issued on 08 August 2012 by Environmental Protection Bureau of Liuzhi Special District valid until 07 August 2013 was provided to BD Asia for review. BD Asia also had the opportunity to inspect the water treatment facility at Zhulinzhai and observed that the Mine was operating according to the government set standards. BD Asia also observed that there were no adjacent projects that could affect this project and there are no government protected areas.

PAPs have been compensated and the remaining households affected by the current road construction are going to be compensated by the Department of Road Construction and Maintenance. A concession has been reached whereby the mines in this area have been asked to contribute money for road construction and villagers’ compensations. Zhulinzhai and Liujiaba Coal Mines have contributed RMB1.5 million for this road construction and for compensating the affected people. As of 30 April 2013, road construction has reached an advanced stage. BD Asia observed that the people in this area welcomed the development of this Mine since it is providing employment to the local communities. Some of the villagers have already been employed as construction workers.

BD Asia was provided with copies of completion of safety installation devices reply QMAJSZ [2012] No. 27 for Zhulinzhai Coal Mine issued on 16 February 2012 by Guizhou Coal Mining Safety Inspection Bureau ShuiChang Department on which rectification of safety device installation was accepted and proved to have reached the design requirements. The Mine management was advised upon other methods to drain the methane before tunnel development and mining; to improve on the gas inspection and ventilation systems; and to make further improvements and studies on the hydrology and geological data.

Zhulinzhai Coal Mine management has reached land lease agreements covering 37,913m2 with the Tianba village committee and some households. A confirmation letter for the temporary land use right, issued by the Bureau of Land and Resources of Liupanshui city, was granted on 01 March 2013. The

III-96

temporary land use right shall be renewed every 2 years. The Mine has paid RMB5.32 million for re-location of 69 households. Mine management has also paid approximately RMB1.06 million for land compensation to 40 households and has set aside an extra RMB114,920 for land compensation at this Mine for those people who might be affected by subsidence.

10.3                        OCCUPATIONAL HEALTH AND SAFETY

There have been fatalities at the individual sites prior to and after the Company acquired the Mines. Some accidents that happened before the Company acquired the Mines were not properly documented. However, those that occurred after Feishang acquired the Mines were documented and BD Asia was informed of the causes in each case. The Company has accidents recorded per million tonnes of coal for 5 Mines operating or under construction. Table 10.4 shows the accident records at each site before and after Feishang acquired the Mines. A total of 7 fatalities and 31 serious injuries have occurred since 2008. Of the 7 fatalities, 2 occurred after the Company acquired the Mines. Compensations have been given to the affected families. BD Asia observed and was impressed by the effort employed by management to avoid future accidents at all the Company’s Mines.

III-97

TABLE 10.4

DESCRIPTION OF HISTORICAL FATALITIES AND SERIOUS INJURIES AT THE COMPANY’S MINES(1)

	Degree of	Year
Mine	Accident	2008	2009	2010	2011	2012	2013	Causes
Baiping	Fatal	2	—	1	—	—		In 2008, unattended trolley transport accident. (Prior to control by the Company) In 2010, roof falls.
	Injured	1	1	—	—	3	5	In 2012 minor finger abrasions. In 2013, Thigh fracture, skull fracture, and right ulnar fracture, right foot fracture, right ear laceration.

Yongsheng	Fatal	—	—	—	—	—
	Injured	—	—	—	—	3	—	1 finger abrasion, 1 finger facture, and 1 comminuted fracture of right ankle. Injuries are being ascertained by local agencies.

Gouchang	Fatal	—	—	1	—	—	—	Fall from electrical post due to electrical shock after sudden connection of power from source.
	Injured	—	—	3	4	2	—

In 2010, finger and toe injuries underground.

In 2011, finger fracture of 2 workers, leg injury of 1 worker and palm fracture of 1 worker.

In 2012, palm fracture of 1 worker and right foot injury of 1 worker.

Dayuan	Fatal	—	—	1	—	—	—	In April 2010, rolling car accident — declined shaft.
	Injured	—	—	—	—	—	—

Liujiaba	Fatal	—	2	—	—	—		In December 2009, while helping at Level 1376, accident was treated as a roof fall.
	Injured	—	1	1	1	—	1	In 2009, not specified. In 2010 flying stone from blasting injured 1 worker. In September 2011, 1 person fell while running to avoid the winch. In 2013 right middle finger fracture.

Zhulinzhai	Fatal	—	—	—	—	—	—
	Injured	—	—	4	—	1	—	In 2010, 1 ribs fracture and 3 finger injuries due to lifting. In 2012, finger fracture.

(1)           Dayun is a new Mine not yet operating.

III-98

11.0        OPERATING COSTS

The Mines actual and forecasted direct cash production costs are shown in Table 11.1. These costs are reported by the Company to have been prepared on the basis of the original and optimized Mine plans as well as current management plans and have been incorporated into the BCFM, as discussed later in this report. The actual costs provide some indication of the accuracy of the forecasts, with the exception of the Zhulinzhai Coal Mine. In general, the historical actual costs vary from the forecasts due to the start-up nature of the three operating Mines. Generally, the Mines have not reached steady state and the costs actually incurred do not reflect the economies of scale that should be realized when the Mines reach steady state production levels.

The high level of effort put into these forecasts is apparent in the detail provided to BD Asia. The new plans, developed since the first field visit, appear to be generally well thought out and well executed. In general, the cost forecasts appear to be conservative with the exception of the maintenance estimate for the four Mines that were originally planned for manual longwalls but will ultimately have mechanical longwalls installed. BD Asia believes the cost estimates for the maintenance estimate of the mechanical longwalls could be slightly low. BD Asia believes the costs described in Table 11.1 for each Mine are reasonable and attainable.

III-99

TABLE 11.1

ACTUAL AND FORECASTED DIRECT PRODUCTION CASH COSTS

(NO BY-PRODUCT CREDITS) — (RMB/TONNE OF SALABLE COAL PRODUCED)(1)

Mine	Tonnage (kt)	Materials	Wages	Power	Maintenance	Other	Washing(2)	Total
Baiping Coal Mine
Forecasted Steady State LOM	600	27.5	65.4	11.4	0.5	21.9	22.3	149.1
2011 Actual (May-Dec)	128	18.6	55.1	7.4	1.6	17.4	N/A	100.1
2012 Actual (Jan-Dec)	292	16.0	56.3	7.1	1.2	19.0	N/A	99.6
2013 Actual (Jan-Apr)	71.2	17.4	75.6	11.6	0.8	3.5	N/A	108.9

Yongsheng Coal Mine
Forecasted Steady State LOM	1,800	28.5	65.6	13.0	0.5	22.1	16.9	146.6

Dayun Coal Mine
Forecasted Steady State LOM	1,800	27.6	65.6	13.0	0.5	22.1	27.0	155.7

Gouchang Coal Mine
Forecasted Steady State LOM	110	30.0	71.3	16.5	0.4	23.5	16.0	157.7
2011 Actual (May-Dec)	77	19.9	101.4	12.7	1.0	14.2	N/A	149.2
2012 Actual (Jan-Dec)	53	23.4	107.2	23.0	1.3	4.0	N/A	158.9
2013 Actual (Jan-Apr)	3.9	32.1	105.3	16.2	5.0	1.6	N/A	160.2

Dayuan Coal Mine
Forecasted Steady State LOM	450	27.6	65.6	11.7	1.1	24.1	17.0	147.1

Liujiaba Coal Mine
Forecasted Steady State LOM	600	28.0	69.0	17.1	1.0	22.8	13.0	150.9

Zhulinzhai Coal Mine
Forecasted Steady State LOM	450	27.5	69.0	17.1	1.1	22.9	14.0	151.6
2012 Actual (Mar-Dec)	65	50.5	108.8	23.1	2.2	6.4	N/A	191.0
2013 Actual (Jan-Apr)	9.4	61.5	190.2	42.8	9.2	0.8	N/A	304.5

Total — LOM	5,810	27.9	66.3	13.5	0.6	22.4	19.9	150.6

(1)                                 Steady State — Projected operating costs upon completion of optimization phase construction.

(2)                                 Basis of coal washing production cost is RMB50/tonne of coal washed if coal washing is outsourced and RMB29/tonne of coal washed if coal washing is done at the Company’s coal washing facility (after 2014).

III-100

12.0                        CAPITAL COSTS

Capital costs for the development of the seven Coal Mines are shown in detail in Table 12.1. The projected capital requirements include the underground development and surface facilities, as well as the capital costs required for initial equipment purchases. The projected base capacity capital costs are a combination of the capital costs as per the original mine plan designs, actual expenditures through 2011, and the Company’s budgeted costs. The Company’s budgeted costs are based on the construction progress to date and the projected requirements to complete the base capacity construction phase. The projected capital costs for the incremental increases in capacity above the base capacity are based on the optimized mine designs. BD Asia believes these projections appear to be well thought-out and well developed.

No capital costs have been included for the optimization phase of the Gouchang Coal Mine.

Table 12.1 includes the estimated capital costs for the port and coal beneficiation plant. It should be noted these capital costs are conceptual, as no formal pre-feasibility study has been completed.

III-101

TABLE 12.1

BCFM TOTAL CAPITAL COSTS

(RMB MILLIONS)

Cost Item	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai	Total
Capital Expenditures Required for Completion of Base Capacity
Underground Construction	3.3	12.3	73.1	—	4.4	9.2	—	102.3
Surface Construction	5.1	31.9	39.2	0.8	6.4	4.0	2.6	90.0
Facilities and Equipment	14.5	78.4	119.8	3.2	3.2	7.8	1.2	227.9
Equipment Installation	—	—	—	—	—	—	—	—
Other Expenditures	0.5	20.9	52.6	—	6.0	1.5	—	81.5
Preliminary Expenditures	2.4	14.3	28.5	0.4	2.0	2.2	0.4	50.1
Coal Washing Facility	—	73.5	—	—	—	—	—	73.5
Port	—	6.4	—	—	—	—	—	6.4
Total	25.8	237.7	313.0	4.4	22.0	24.6	4.2	631.7

Incremental Capital Expenditures Required for Optimized Capacity
Underground Construction	42.6	38.2	135.5	—	12.6	30.0	16.6	275.5
Surface Construction	14.4	4.2	12.5	—	5.8	9.2	7.2	53.3
Facilities and Equipment	32.7	66.5	94.8	—	16.1	35.4	28.2	273.7
Equipment Installation	5.7	7.4	35.9	—	2.6	9.5	1.8	62.9
Other Expenditures	11.4	10.0	27.2	—	4.8	10.9	4.4	68.7
Preliminary Expenditures	10.7	12.6	30.6	—	4.2	9.5	5.8	73.4
Total	117.5	138.9	336.5	—	46.1	104.5	64.0	807.5

Total Capital Costs
Underground Construction	45.9	50.5	208.6	—	17.0	39.2	16.6	377.8
Surface Construction	19.5	36.1	51.7	0.8	12.2	13.2	9.8	143.3
Facilities and Equipment	47.2	144.9	214.5	3.2	19.3	43.1	29.4	501.6
Equipment Installation	5.7	7.4	35.9	—	2.6	9.5	1.8	62.9
Other Expenditures	11.9	30.9	79.8	—	10.8	12.4	4.4	150.2
Preliminary Expenditures	13.1	26.9	59.0	0.4	6.2	11.7	6.2	123.5
Coal Washing Facility	—	73.5	—	—	—	—	—	73.5
Port	—	6.4	—	—	—	—	—	6.4
Total	143.3	376.6	649.5	4.4	68.1	129.2	68.2	1,439.2

III-102

13.0                        FINANCIAL ANALYSIS

13.1                        INTRODUCTION

BD Asia reviewed the BCFM prepared by the Company titled “Project Champion_Financial Model (June 2013) — to BDv1.xls” as received by BD Asia on 04 June 2013. The technical operating parameters, revenues, operating costs, taxes, and capital costs for the Mines and Properties are integrated into the BCFM, resulting in the determination of the after-tax net income and cash flow for each property and the aggregate of the seven projects for 18 years commencing in Year 2013 and ending 2030. BD Asia’s review focused on the period between 2013 and 2019.

The objective of BD Asia’s evaluation of the BCFM was to validate the economic viability of the seven Mines and Properties in support of the Proved and Probable Reserves reported in this ITR. This financial evaluation is not intended to represent the fair market value of the seven Mines and Properties. The focus of this financial evaluation was on the reasonableness of the mining technical inputs into the BCFM and the effect of those inputs on the economic viability of the Mines and Properties; thus, substantiating the categorization of the reported Proved and Probable Reserves. BD Asia’s financial analysis was performed in the context of Reserves and did not address tonnages in lesser categories.

BD Asia’s review relied upon the documents made available to BD Asia, BD Asia’s site visits, and BD Asia’s experience within the industry. BD Asia believes that the incorporation of the technical inputs into the BCFM is consistent with generally accepted calculation methodologies used industry-wide. Additionally, BD Asia reviewed the structure of the Company’s spreadsheet model and key mathematical formulas for accuracy and consistency with project documents and technical inputs.

It should be noted that the BCFM was presented on an after-tax basis and debt financing has been included. BD Asia did not review the terms of the debt financing or interest calculations.

All costs and revenues are reported in “real” or constant RMBs without escalation. BD Asia recommends the use of a constant currency approach when modeling cash flows for mining operations because:

1)                  Coal sales prices have not been annually escalated to reflect the effect of inflation; therefore, it would not be appropriate to annually escalate production costs.

2)                  Errors or omissions in estimating production costs are further compounded in later years as the operating costs are escalated to reflect the effect of inflation.

The BCFM is based on 100% interest with the annual projected cash flows adjusted accordingly for the Company’s level of interest, as shown in Table 13.1. The NPV for each Mine and Property is determined on the basis of the Company’s level of interest.

III-103

TABLE 13.1

COMPANY HOLDINGS IN THE SEVEN MINES

Coal Mine	Company’s Level of Interest (%)
Baiping	70
Yongsheng	70
Dayun	100
Gouchang	99
Dayuan	99
Liujiaba	99
Zhulinzhai	99

The BCFM is based upon certain information and assumptions with respect to future events and conditions. For the purpose of this report, BD Asia has used and relied upon information provided by sources that BD Asia believes to be reliable. BD Asia believes that the use of such information and assumptions is reasonable for the purposes of this report. However, actual performance might vary significantly from the assumptions and forecasts due to unanticipated events and circumstances. To the extent that actual future conditions may differ from those assumed herein or provided by others, the actual results will vary from those forecast in the BCFM.

13.2                        TECHNICAL ASSUMPTIONS — BCFM INPUTS

13.2.1              Basis of BCFM Inputs

The basis of the BCFM production volumes and unit production costs are the “original mine designs” and the “optimization mine designs” for the individual seven Mines and Properties. These designs were prepared by JPCM who produced the LOM plans and production schedules at each Mine. BD Asia believes that taken in combination, the studies developed by WZMM and JPCM are equivalent to pre-feasibility level representations of the operational and financial aspects of the seven Mines.

The final production capacity at each Mine (except Gouchang) will be accomplished in two phases. The first phase incorporates the design parameters as per the original mine design to achieve a base production capacity. The original mine designs were prepared by [WZMM] and are described in the documents shown in Table 13.2.

TABLE 13.2

ORIGIN OF ORIGINAL MINE DESIGN PARAMETERS

Number	Coal Mine	Name of the Report	Year of the Report
1	Baiping	01_Baiping feasibility study.pdf	2002
2	Yongsheng	02_Yongsheng feasibility study.pdf	2007
3	Dayun	03_Dayun feasibility study.pdf	2010
4	Gouchang	04_Gouchang Mine design.pdf	2010
5	Dayuan	05_Dayuan Mine design.doc	2009
6	Liujiaba	06_Liujiaba Mine design.doc	2008
7	Zhulinzhai	07_Linjiaao Mine design.doc	2007

III-104

The optimization mine design reports produced by JPCM in March 2011 are based on the incremental increases in production above the base capacity and do not address the original mine design parameters in any significant detail. The operating costs and capital costs are also reported on an incremental basis. BD Asia was provided with these reports and has used these reports as the basis for the review of the BCFM, as it pertains to the optimized mine design, including the production targets, operating costs, and capital costs.

In the BCFM, the Company modified the original and optimization production volumes and unit production costs to account for more recent management plans and budgets. In particular, these changes include:

1)                  Modifications to the unit production costs to reflect IFRS requirement of amortizing the fair value of the mining rights over the proven and probable reserves, and others.

2)                  Lower coal production volumes during the first several years of production years to reflect the Company’s internal annual budgets and the latest condition in Guizhou. By 2019, the BCFM production volumes are equal to the combined production volumes projected in the original and optimization mine designs.

3)                  Estimations of a product mix and associated coal product pricing. The original and optimization mine designs assume a single product.

4)                  A 15% increase in wages to reflect the Chinese social security requirements.

BD Asia did not review the underlying assumptions regarding the current management production volumes and costs; however, the management projections appear to be more conservative than those outlined in the original and optimized mine plans.

13.2.2              Cash Flow Timeline

The BCFM is based upon an 18-year period from the Year 2013 through the Year 2030. Each of the seven Coal Mines have been modeled at its particular stage of development, as discussed in detail earlier in this report. As of 30 April 2013, Baiping, Liujiaba, and Zhulinzhai Coal Mines were in commercial production. The remaining Mines are under construction and in various stages of completion. Behre Dolbear believes that all the Mines under construction are well enough advanced to be designated “Mines” in accordance with recent filing rules.

BD Asia’s review focused on the period between 2013 and 2019. Steady state operations are achieved by 2019 with the completion of all the construction phases at each of the seven Coal Mines. These steady state production targets and operating costs are assumed in the BCFM to continue through the Year 2030.

13.2.3              LOM and Reserves

The BCFM is based on the first 18 years of Proved and Probable Reserves at the seven Coal Mines, as defined by the JORC Code and evaluated by BD Asia in this report (Table 13.3). At the end of the BCFM analysis period of 18 years, significant tonnages of Proved and Probable Reserves are expected to remain at essentially all of the Coal Mines.

III-105

TABLE 13.3

COMPARISON OF JORC CODE EQUIVALENT RESERVES (AS OF 30 APRIL 2013) AND BCFM PROJECTED PRODUCTION

Coal Mine	Proved and Probable Reserves(3) (Mt)	Optimized Annual Design Tonnage (kt)	Estimated Mine Life(1) (years)	BCFM Total Production Volume (Mt)(2) (2013-2030)
Baiping	22.55	600	37.6	9.49
Yongsheng	52.96	1,800	29.4	28.01
Dayun	97.29	1,800	54.1	25.74
Gouchang	5.72	110	52	1.67
Dayuan	8.26	450	18.4	7.18
Liujiaba	13.92	600	23.2	9.00
Zhulinzhai	9.58	450	21.3	7.17

Total	210.28	5,810	NA	88.26

(1)                                 Estimated Mine Life calculated with Proved and Probable Reserves only.

(2)                                 Includes coal produced during construction and development.

(3)                                 Totals are subject to rounding adjustment.

13.2.4     Coal Production

The annual production schedule outlined in the BCFM is shown in Table 13.4. The annual production forecasts at each Mine gradually increases as the production at each Mine is increased with the completion of the expansion and optimization phases. Steady state production is expected to be attained at all seven Coal Mines by the Year 2019.

TABLE 13.4

BCFM FORECASTED ANNUAL COMMERCIAL COAL PRODUCTION BY MINE

(KTPA)

Coal Mine	2013	2014	2015	2016	2017	2018	2019-LOM
Baiping	290	300	300	300	500	600	600
Yongsheng	110	900	900	900	1,800	1,800	1,800
Dayun	—	—	360	900	900	975	1,800
Gouchang	—	—	20	110	110	110	110
Dayuan	—	200	300	375	450	450	450
Liujiaba	200	200	300	300	300	500	600
Zhulinzhai	60	180	300	325	450	450	450
Total	660	1,780	2,480	3,210	4,510	4,885	5,810

Trial Coal(1)	470	200	420	775	270	610	—
Total	1,130	1,980	2,900	3,985	4,780	5,495	5,810

(1)                                 A trial period will occur at the Mines at the end of each construction phase. The coal produced during this period has been modeled in the BCFM as a credit toward the cost of construction.

III-106

The Company has indicated that prior to 2013, most coal produced at the operating mines was sold as thermal coal. Starting in 2013, the Company intends to beneficiate certain portions of the run-of-mine coal in order to enhance marketability and facilitate the sale of differing grades of coal. However, coal sales in 2013 will continue to be primarily thermal coal with only a portion sold as chemical coal. This product mix has been primarily driven by the Guizhou government’s requirement for the Company to produce and sell a minimum amount of thermal coal, which has taken a significant portion of the Company’s production capacity. The Company has projected increases in chemical coal and PCI-grade coal sales after March 2014.

After 2014, a majority of the coal has been projected by the Company to be sold as either chemical coal for the production of synthetic ammonia or methanol or as thermal coal to the electric power industry. Some PCI coal will be produced at the Baiping, Yongsheng, and Dayun Coal Mines for use in the steel industry. The overall product mix is shown in Table 13.5 and was discussed in detail earlier in this report.

TABLE 13.5
PRODUCT MIX DISTRIBUTION BY YEAR

Coal Product	2013	2014	2015	2016	2017	2018	2019
PCI	0%	10%	13%	13%	14%	14%	14%
Chemical Coal	22%	36%	51%	51%	51%	51%	52%
Thermal Coal	78%	46%	26%	25%	23%	24%	22%
High Ash Anthracite	0%	8%	10%	11%	12%	11%	12%

Total	100%	100%	100%	100%	100%	100%	100%

Source:               “Project Champion_Financial Model (June 2013) — to BDv1.xls” — Company’s model used to generate net income and cash flows.

13.2.5              Coal Sales Price and Revenues

The forecasted sales prices incorporated into the BCFM and provided by the Company are shown in Table 13.6. As per the Company, the primary source for these prices is from the Fenwei Energy marketing report dated November 2012 and prepared for the Company. Fenwei Energy has projected that anthracite prices in Guizhou will generally increase over the next several years as a function of the decreasing anthracite reserves within the PRC, the Guizhou, and surrounding provinces. The thermal coal and high ash anthracite prices are based on historical prices, as per the Company. All the coal prices are Mine-mouth prices unless stated otherwise and include all taxes with the exception of the 17% VAT.

III-107

Table 13.6
BCFM Projected Coal Prices
(RMB/TONNE, MINE-MOUTH PRICES, EXCLUSIVE OF 17% VAT)

	Year
	2013	2014	2015	2016	2017	2018	2019
PCI
(1) Premium (20% premium)	1,160	1,177	1,194	1,223	1,253	1,283	1,314
(2) Grade 1 (10% premium)	1,063	1,079	1,094	1,121	1,148	1,176	1,205
(3) Grade 2 (base price)	967	980	995	1,019	1,044	1,069	1,095
(4) Grade 3 (10% deduction)	879	891	904	926	949	972	996

Chemical Coal
(1) Large	1,017	1,026	1,036	1,056	1,077	1,098	1,119
(2) Medium	956	974	993	1,022	1,052	1,082	1,114
(3) Small	961	970	979	992	1,004	1,017	1,030
(4) Tiny	678	685	691	700	709	718	727
(5) Fine	536	538	541	546	551	557	562

Thermal Coal
(1) Blended Coal	323	323	323	323	323	323	323
(2) Unwashed Fines	323	323	323	323	323	323	323

High Ash Anthracite	192	192	192	192	192	192	192

Weighted Average Prices Based on Product Mix
PCI	N/A	980	955	966	1,002	1,023	1,038
Chemical Coal	709	720	727	740	749	761	776
Thermal Coal	302	304	323	323	323	323	323
High Ash Anthracite	192	192	192	192	192	192	192

Weighted Average Price for All Sales	390	495	575	586	601	608	624

III-108

Coal prices in the PRC are dependent upon several factors including, but not limited to: (1) regional demand; (2) regional infrastructure and transportation capabilities; (3) whether the coal is sold domestically or exported; (4) coal quality; and (5) contracts to off-takers. For this reason, it is important to ensure the coal prices are for a specific region rather than a general price for the overall of PRC. For comparison to the projected prices, the historical price trends reported by Fenwei Energy for the Guizhou province and region are shown in Figure 13.1. The overall coal industry in the PRC has seen some price volatility in the past year as a function of coal supply and demand mechanisms throughout the PRC and declines in the PRC and global economies.

Figure 13.1. PCI and anthracite coal price trends in the Guizhou Province

(Source: Fenwei Energy; Prices quoted above are mine-mouth prices unless otherwise stated)

Prices projected in the BCFM are compared against historical prices in Table 13.7.

III-109

TABLE 13.7
COMPARISON OF BCFM-PROJECTED COAL PRICES VERSUS
HISTORICAL COAL PRICES
(RMB/TONNE, MINE-MOUTH PRICES, EXCLUSIVE OF 17% VAT)

	BCFM Projected	Average Historical Prices(1)
Coal Product	2013 Price	2012	Jan — Apr 2013

PCI — Base Price	967	952	865
Anthracite — Large Lump	1,017	1,007	880
Anthracite — Mid Lump	956	938	855
Anthracite — Smalls	961	951	800
Anthracite — Slack	536	486 (fine)	412 (fine)
Thermal Coal(2)	323	323	283

(1)                                 Source: http://en.sxcoal.com

(2)                                 Historical price based on actual prices achieved by the Company in 2012.

The BCFM-projected 2013 price is generally within 1% to 2% the 12-month historical average prices in 2012. Since cash flows are most sensitive to commodity prices, Behre Dolbear has prepared a sensitivity analysis incorporating the recent average prices as the steady state price for 2013 through 2019. This sensitivity analysis is presented later in this report.

Overall revenues from all the Mines are projected grow from RMB257.7 million in 2013 to RMB3.63 billion in 2019 (assuming 100% level of interest). The breakdown of revenues by coal product is shown in Figure 13.2. Chemical coal sales account for 65% of the total revenues while PCI and thermal coal sales account for 24% and 11% of the total revenues, respectively. Revenues from the sale of high-ash anthracite are treated as a by-product credit to the cost of production and, as such, are not included in the revenues total. The sale of the Company’s coal as chemical coal types is essential to the attainment of projected revenue levels.

III-110

Total Revenue Distribution by Coal Type

Figure 13.2.                            Total revenue distribution by coal type (Note: does not include revenues from the high ash anthracite; those revenues are treated as by-product revenues offsetting operating costs)

13.2.6              Cost of Production

The BCFM cost of production is based on several factors.

•                  The weighted average of the operating costs associated with the original mine design base capacity and the incremental production capacity associated with the optimization mine design.

•                  The Company’s management budgets.

The steady state cost of production at the seven Mines is shown Table 13.8.

III-111

TABLE 13.8
BCFM COST OF PRODUCTION — STEADY STATE (LOM)
(RMB/TONNE)

Cost Item	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
Production Costs — Cash Costs
Materials	27.5	28.5	27.6	30.0	27.6	28.0	27.5
Wages and Labor	65.4	65.6	65.6	71.3	65.6	69.0	69.0
Power	11.4	13.0	13.0	16.5	11.7	17.1	17.1
Maintenance	0.5	0.5	0.5	0.4	1.1	1.0	1.1
Other(1)	21.9	22.1	22.1	23.6	24.2	22.8	22.9
Coal Washing(2)	22.3	16.9	27.0	16.0	17.0	13.0	14.0
By-product Credit(3)	(38.0)	(30.9)	(28.5)	—	—	—	—

Production Costs — Non-cash Costs
Depreciation	23.9	22.0	16.6	26.3	22.8	20.3	23.4
Mining Right Amortization	11.1	2.9	0.9	34.6	27.3	20.9	28.7

Total Production Costs
Total Cash Production Costs	111.0	115.7	127.2	157.7	147.1	150.9	151.6
Total Non-cash Production Costs	35.0	24.9	17.5	60.9	50.0	41.2	52.1
Total Production Costs	146.0	140.6	144.8	218.6	197.2	192.1	203.7

(1)                                 Includes Coal Mine Safety Fee (RMB10/tonne) and Coal Mine Maintenance Fee (RMB10.5/tonne) and is accrued for use as sustaining capital.

(2)                                 Basis of coal washing production cost is RMB50/tonne of coal washed if coal washing is outsourced and RMB29/tonne of coal washed if coal washing is done at the Company’s coal washing facility (after 2014).

(3)                                 By-product credit for sale of high ash anthracite.

III-112

BD Asia believes the BCFM production costs are reasonable and generally conservative when compared to the original and optimization mine plan documentation.

Coal washing costs in Table 13.8 are based on a standard washing cost of RMB28.80/tonne of coal, if the washing is done at the Company’s coal washing facility and RMB50/tonne of coal, if the coal washing function is outsourced to nearby coal washing facilities. This cost was determined on the basis of Memorandums of Understanding (MOU) between the Company and neighboring coal washing facilities.

In the BCFM as provided by the Company, the coal washing costs reflect the construction and operation of a coal washing facility owned and operated by the Company that is to be located near the Yongsheng Coal Mine and will be used to wash coals from the Baiping, Yongsheng, and Dayun Coal Mines starting in 2014. This coal beneficiation facility is still in the conceptual phase and has not been the subject of a pre-feasibility study. As such, a sensitivity analysis was conducted to reflect only outsourcing of the coal washing function. The advantage of owning and operating a coal beneficiation facility will be lower operating costs, although additional capital expenditures will be required to construct the facility. The Company believes the capital expenditures will be offset over time by the reduction in operating costs.

13.2.7     Other Costs and Expenses

Other costs in the BCFM include selling costs, administrative costs, and interest costs (Table 13.9). The selling costs include salaries, service fees, loading fees, and maintenance. Transportation costs have not been included as all the coal prices are mine mouth prices and the customer bears the transportation costs.

BD Asia has not reviewed the underlying assumptions for these other costs in any detail; however, BD Asia believes these costs appear to be reasonable compared to other similar coal projects.

13.2.8     Taxes and Government Levies

The Mines are subject to several government levies, as shown in Table 13.9. BD Asia has not verified the government levy amounts or requirements since this is out of BD Asia’s scope of work.

III-113

The income tax rate is projected at 25% of operating profit (sales income or revenue less operating and other costs).

TABLE 13.9
BCFM OTHER COSTS AND EXPENSES AND GOVERNMENT
LEVIES — STEADY STATE (LOM)
(RMB/TONNE)

Cost Item	Baiping	Yongsheng	Dayun	Gouchang	Dayuan	Liujiaba	Zhulinzhai
Selling Expenses	8.0	6.3	6.8	14.0	7.9	7.3	10.7
Administrative Expense	26.5	8.9	15.4	68.8	37.3	22.5	24.4
Total	34.5	15.2	22.2	82.8	45.2	29.8	35.1

Government Levies
Sales Related Levies	10.3	11.5	11.4	7.8	7.4	12.8	12.3
Resources Taxes	2.5	2.5	2.5	2.5	2.5	8.0	8.0
Resources Compensation Fee	3.5	3.5	3.5	3.6	3.6	6.0	6.0
Levies on Coal Mines	5.7	5.7	5.7	2.7	3.2	5.2	5.2
Price Adjustment Fee	34.1	37.1	38.1	20.7	18.9	15.7	14.6
Other	0.7	0.8	0.8	8.7	8.2	0.3	0.4
Total	56.8	61.1	62.0	46.0	43.8	48.0	46.5

13.2.9     Capital Costs, Depreciation, and Amortization

Capital expenditures have been included in the BCFM for the completion of the construction phases at the seven Mines (Table 13.10). The capital expenditure timing is consistent with the construction schedules discussed earlier in this report. BD Asia believes the BCFM capital expenditures are reasonable.

In the BCFM received from the Company, the capital expenditures are offset by the revenues generated from the sale of coal during the development and construction phases. It should be noted that the revenues are determined on the basis of the product mix and coal sales prices discussed earlier. BD Asia believes it might be optimistic to assume the final product mix will be accomplished during the construction phase (especially the base capacity construction phase). As evidence, almost all coal sales, to date, have been as thermal products.

According to the Company, sustaining capital has been taken into account through accrued accounts for Coal Mine Safety Fee (RMB10/tonne) and Coal Mine Maintenance Fee (RMB10.5/tonne) and has been included as part of the cost of sales (see Table 13.8).

Capital expenditures have been depreciated on a per tonne basis (Proved and Probable Reserves) rather than on a straight-line depreciation basis. The fair values of the mining rights have been amortized over the Proven and Probable Reserves.

III-114

TABLE 13.10
BCFM TOTAL CAPITAL COSTS BY YEAR
(RMB MILLIONS)

Coal Mine	2012	2013	2014	2015	2016	2017	2018	2019	Total
Baiping	6.5	18.0	10.9	52.9	40.6	14.4	—	—	143.3
Yongsheng	23.7	110.5	37.6	71.8	36.9	16.2	—	—	296.7
Yongsheng — Port	—	1.2	4.3	0.9	—	—	—	—	6.4
Yongsheng — Coal Washing	—	10.9	36.0	10.7	13.2	2.7	—	—	73.5
Dayun	23.5	133.0	117.4	28.7	149.7	113.1	47.6	36.5	649.5
Gouchang	0.7	3.5	0.2	—	—	—	—	—	4.4
Dayuan	3.3	15.4	9.2	28.6	6.6	4.9	—	—	68.1
Liujiaba	3.7	19.7	6.8	31.3	32.3	23.4	12.0	—	129.2
Zhulinzhai	1.1	2.9	7.4	36.1	13.5	7.2	—	—	68.2
Total	62.3	315.2	229.8	261.1	292.8	182.0	59.6	36.5	1,439.2

Construction Coal Net Cash	—	108.8	26.1	132.4	240.0	82.4	206.9	—	796.7
Net Capital Costs	62.3	206.4	203.6	128.6	52.7	99.5	(147.3)	36.5	642.5

13.2.10  Working Capital

Changes in working capital were determined for the purpose of calculating the annual cash flows. The projected increases in production, coal sales prices, and operating expenditures during the first 8 years of the BCFM would be expected to have notable effects on working capital, especially accounts payable, accounts receivables, and inventory. After steady state operations are achieved, changes to annual working capital would be expected to become minimal or nil. As such, the changes in working capital are expected to have a greater effect on the cash flows in the earlier years of the analysis period.

13.2.11  Net Income and Cash Flow Determination

Net income or net profit is determined as the sales revenue less production costs, other costs, and government levies and taxes. To determine the cash flow, the net income is adjusted for non-cash items, such as depreciation and working capital and cash disbursements, such as capital expenditures.

13.3  DEMONSTRATION OF ECONOMIC VIABILITY

Each of the seven Coal Mines demonstrated a positive undiscounted NPV in the between the Years 2013 and 2019. BD Asia believes the Proved and Probable Reserves for the seven Coal Mines, as presented earlier in this report, have demonstrated economic viability under reasonable financial assumptions. These results are dependent on the technical inputs discussed in this report. Material changes in the production operating costs, capital costs, expansion completion dates, production tonnage, and coal sales price could affect these results.

III-115

13.4  SENSITIVITY ANALYSIS

To determine the effect of changing several of the base case assumptions, BD Asia prepared a sensitivity analysis. BD Asia believes that certain factors, such as coal sales price, operating costs, and capital costs, could have a significant effect on the financial performance of the Mines. The objective of the sensitivity analyses is to determine the effect of varying several key parameters, as a point of comparison to the BCFM. BD Asia limited the sensitivity review only to the period between 2012 and 2019. The following parameters were evaluated.

•                  Coal sales prices generally have the greatest effect on coal mine project economics. The sensitivity to changes in coal sales prices was determined by varying the coal sales prices shown in Table 13.6 by ±10%, ±20% and ±30%.

•                  The cash production costs were varied to determine the effect on NPV (limited to material, wages, power, maintenance, and coal washing costs). Other costs, such as selling expenses and administrative costs, were not changed. The sensitivity to changes in the production costs was determined by varying the cash costs shown in Table 13.8 by ±10%, ±20%, and ±30%. The non-cash costs were not changed.

•                  Since the optimization phase of construction has not been fully initiated at any of the seven Coal Mines, a series of sensitivities were completed to determine the effect of changing the incremental capital costs associated only with the optimized mine design (Table 13.10) by ±10%, ±20%, and ±30%. The capital expenditures associated with the original mine plans were not changed because these expenditures are nearly completed.

It should be noted that in all of these cases, the particular parameter was changed for all seven Coal Mines over the full period of review (2013 through 2019). With the exception of coal sales prices, it is unlikely that all of the Mines would experience the same increases or decreases in production costs, capital expenditures, and coal sales tonnages at the same time over the entire period of review. As such, these sensitivity analyses present the best or the worst case scenarios in the ranges evaluated. The purpose of the sensitivity analysis is to determine the robustness of the seven Mines in their totality rather than on an individual basis and to provide an indication of the relative effect that the various operating parameter can have on the overall economics.

III-116

As demonstrated in Figure 13.3 of the sensitivity factors reviewed, the cash flows and NPVs are more significantly affected by coal sales prices and coal sales tonnages.

Undiscounted Cash Flow Sensitivity Analysis

Analysis Period: 2013-2019

Figure 13.3 NPV (10%) sensitivity analysis — BCFM

BD Asia conducted an additional sensitivity analysis reviewing the effect of the product mix. In a worst case scenario, if the Company is unable to sell its coal as a premium product (i.e., chemical coals or PCI coal) and all the coal is sold solely as thermal coal throughout the LOM, the overall NPV for the period between 2013 through 2019 is negative; however, a positive NPV is realized, if the analysis period is extended through 2030. This demonstrates the need for the Company to be able to sell a significant portion of its coal into markets other than the thermal coal market.

An additional sensitivity analysis was conducted to determine the effect of outsourcing all of the coal washing function. The advantage associated with owning and operating a coal beneficiation facility will be lower operating costs, although additional capital expenditures will be required to construct the facility. An increase of 2% was realized for the undiscounted NPV between 2013 and 2019, demonstrating that the reduction in operating costs offsets the increase in capital costs.

III-117

14.0 RISK ANALYSIS

In reviewing the Company’s coal mines, BD Asia has considered areas where there is perceived technical risk to the operation, particularly where the risk component could materially impact the projected production and resulting cash flows. The assessment is necessarily subjective and qualitative. The following risk matrix definitions have been employed by BD Asia to assign risk factors to the various aspects and components of the Company’s seven Coal Mines (Table 14.1 and Table 14.2).

TABLE 14.1
OVERALL RISK ASSESSMENT MATRIX

Consequence of Risk
Likelihood of Risk (within 7 years)	Minor(1)	Moderate(2)	Major(3)
Likely — will probably occur	Medium	High	High
Possible — may occur	Low	Medium	High
Unlikely — unlikely to occur	Low	Low	Medium

(1)                                 Minor Risk: The factor, if uncorrected, will have little or no effect (<10%) on project cash flow and performance.

(2)                                 Moderate Risk: The factor, if uncorrected, could have a significant effect (10% to 15% or 20%) on the project cash flow and performance unless mitigated by some corrective action.

(3)                                 Major Risk: The factor poses an immediate danger of a failure, which if uncorrected, will have a material effect (>15% to 20%) on the project cash flow and performance and could potentially lead to project failure.

TABLE 14.2
PROJECT RISK DETERMINATION FOR COAL MINES OF THE COMPANY

	Risk Description	Likelihood	Consequence Rating	Risk Level

Geographic Location	The mines are located in high topographic relief areas. Summer and winter are moderate with the rainy season in the summer. The rest of year is dry. Risk: Climate could affect the operations.	Unlikely	Minor	Low

Infrastructure

The levels of infrastructure are not well developed in any of the Mine areas. Emergency services are generally not quickly available. Utilities are adequate. Risk: Infrastructure could constrain access to the sites.

		Possible	Moderate	Medium

Natural Disasters

From a geological perspective, this risk is related to potential earth tremors. According to China National Standard B50011-2001 “Regulations on the Design of Earthquake Resisting Structures,” the region is at an earthquake intensity prevention level of VI. Basic earthquake acceleration is at 0.05 grams. Historically, the coal field has never experienced a strong earthquake. Risk: Earthquakes could affect the operations.

		Unlikely	Minor	Low

Geological

Essentially, the geological risk is from the likelihood of unexpected but mild variation in the thicknesses of the seams and interburdens. Risk: Variations in the seam thickness could affect operations.

		Possible	Minor	Low

III-118

	Risk Description	Likelihood	Consequence Rating	Risk Level

The geological risk is also related to the likelihood of encountering unexpected anomalies, such as faults in the coal seam. Faulting is prominent in each of the Mines; however, the faults have been well defined and accounted for in the Mine planning. Risk: Seam anomalies could affect operations.

		Possible	Moderate	Medium

Resource and Reserves

BD Asia has not audited the sampling data or conducted independent sampling. The exploration and resource calculations were completed by government entities that have no stake in the Mines and their work is generally considered reputable. Risk: Incorrect sampling has affected the resource calculations.

		Unlikely	Minor	Low

BD Asia believes the coal resource estimation database, procedures, and parameters applied by the government agencies to be reasonable and appropriate. BD Asia believes the mining losses used by the agency, in some cases, are optimistic in multiple stacked seams. Risk: Reserve conversion from in-situ resources has not been completed properly.

		Possible	Minor to Moderate	Low

BD Asia believes that the tenure of the Coal Resources and Reserves at the Gouchang Coal Mine is at risk until it is consolidated with one or more of the surround small mines or a new mine permit is issued. RISK: Gouchang has no JORC compliant Coal Resources and Reserves which represents less than 3% of the Company’s total Coal Reserves.

		Possible	Minor	Low

Mining and Extraction

The organization and machinery setup, observed by BD Asia in May 2013, is suitable to the geology of the deposits. The Mine plans are appropriately designed for the deposits. Risk: The mining methodology is inappropriate for the conditions.

		Unlikely	Moderate	Low

BD Asia believes that the Mine recoveries used in the reserve calculations are achievable for the first 5 years of operation. The mining losses could be somewhat higher for deeper stacked seams due to the relatively small interburden distances in some cases. Risk: Mine recoveries and losses are incorrect.

		Unlikely	Minor to Moderate	Low

Coal Production

BD Asia believes the forecasted production for the mines is reasonable and attainable. The production ramp-up periods appear to reasonable and well thought out. Risk: Equipment and Mine plans are not appropriate to achieve production projections.

		Unlikely	Moderate	Low

III-119

	Risk Description	Likelihood	Consequence Rating	Risk Level

Unforeseen external events have caused significant delays in the past year in achieving construction and production schedules. Risk: Projected production levels are reduced due to unforeseen circumstances (i.e., government regulations).

		Possible	Moderate to Major	Medium to High

Coal Quality

Coal quality data was made available to BD Asia during the field visit and from translations of the various studies provided to Behre Dolbear. The large number of coal seams and the individual quality variations from Mine to Mine and seam to seam make overall coal product quality difficult to define. Risk: Coal quality has not been fully defined.

		Unlikely	Major	Medium

General Utilization of the Mines’ Products	The anthracite coal to be mined at all the Mines appears to be of relatively high quality and amenable to diverse markets after washing. Risk: Coals do not respond to washing.	Unlikely	Moderate	Low

External Marketability

When washed, the coals appear to result in comparatively high quality products with a significant portion of the washed coal possessing physical and chemical characteristics that make them attractive as high value PCI components. The extent to which these coals can be upgraded has not been full quantified. Risk: Coal is not marketable to markets that offer premium pricing.

		Unlikely	Major	Medium

Environment, Safety, Health, and Community	Environmental oversight activities appear to be well developed and supervised. Compliance with government regulations was observed. Risk: The Company is not in compliance with regulations.	Unlikely	Moderate	Low

	The Company has developed or is developing impressive labor and management training programs. Risk: Labor force will be unable to efficiently operate the longwall equipment.	Unlikely	Minor	Low

Community communications have been developed. Re-location problems at some mines are still outstanding issues though the Company has made progress. Risk: Villagers refusing to re-locate and demanding higher compensation.

		Possible	Minor to Moderate	Low

Licenses and Permits	All the Mines appear to have in hand or have applied for all licenses and permits necessary to conduct their mining operations. Risk: Renewal of permits not on time.	Unlikely	Moderate	Low

III-120

	Risk Description	Likelihood	Consequence Rating	Risk Level

Regulatory Issues

Changes in government policies are unpredictably affecting Feishang’s Mine development progress. Policies introduced in other provinces are now being applied to Guizhou province. The recently introduced gas test review and the integration policy in this province has caused a standoff at Gouchang. It is possible that after completion of the newly introduced industry consolidation, from 2013 to 31 March 2014, approval for mine expansion might be suspended temporarily. Therefore, Feishang had to conservatively re-schedule Phase II construction of Liujiaba and Zhulinzhai to January 2015. Risk: Poor safety measures and mining methods at non Feishang Mines will cause the government to introduce more policies, thus, having negative effects on the Company’s Mines.

		Possible	Minor to Moderate	Low to Medium

Operating Costs	Behre Dolbear believes the future cost projections are achievable and reasonable. Risk: Operating costs have been under estimated.	Possible	Minor to Moderate	Low to Medium

Capital Costs	Capital cost forecasts provided to BD Asia are typical for this type of operation. Risk: Capital expenditures have been under estimated.	Possible	Minor to Moderate	Low to Medium

Coal Sale Prices	Changes in coal sales prices could have a significant impact on the economics of the mines. Risk: Coal prices do not achieve levels projected by Fenwei Energy.	Possible	Moderate to Major	Medium

Target Markets

The Company has targeted anthracite sales for uses other than thermal coal. These coal sales will realize higher coal sales prices. A sensitivity analysis showed that selling the coal as thermal coal demonstrated a positive cash flow in the long-term but not in the short-term. Risk: Coal is sold only as thermal coal.

		Possible	Moderate to Major	Medium to High

Management and Personnel

Local Mine management and supervisory staff, observed by BD Asia, appeared to be competent in ability and experience. The Company appears to be progressive in management and supervisory development. Risk: The Company and management are not competent.

		Unlikely	Moderate	Low

Behre Dolbear believes the following aspects of the project present the highest risks.

1)                                     Surface transportation in the Mine areas is not well developed but is being improved.

2)                                     Mining of the lower stacked seams, particularly with thin interburdens, may reduce the percentage of recovery in the longer term.

III-121

3)                                     Production ramp-up time required for the new, mechanized longwalls may be increased due to lack of experience in this type of mining in the work force and supervisory staff.

4)                                     A reduction or changes in the proportion of PCI and chemical coal sales could have an effect on the economics; especially if a greater proportion of the coal is sold as lower-priced thermal coal.

III-122

APPENDIX IV	SUMMARY OF THE CONSTITUTION OF OUR COMPANY AND BRITISH VIRGIN ISLANDS COMPANIES LAW

Set out below is a summary of certain provisions of the Memorandum of Association and Articles of Association of our Company and of certain aspects of BVI company law.

A.                                    SUMMARY OF THE CONSTITUTION OF THE COMPANY

1.                                      Memorandum of Association

The Memorandum of Association was filed on      , 2013 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the BVI.

1.1                               Classes of Shares

The Company is authorised to issue ordinary shares. Pursuant to the Memorandum of Association, the maximum number of shares that the Company is authorised to issue is 1,000,000,000 shares with a par value of HK$0.1.

The Memorandum of Association is available for inspection at the address specified in Appendix VI — “Documents Available for Inspection.”

2.                                      Articles of Association

The Articles of Association were filed on      , 2013 and include provisions to the following effect:

2.1                               Directors

(a)                                 Power to allot and issue Shares

Subject to the provisions of the Companies Act and the Memorandum of Association and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased number of shares the Company is authorised to issue) shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return applicable to shares or otherwise, and to such persons at such time and for such consideration as the Directors may determine. Subject to the Companies Act and to any special rights conferred on any members or attaching to any class of shares, any share may, with the sanction of a special resolution of members, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(b)                                 Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not by the Articles of Association or the Business Companies Act expressly directed or required to be exercised or done by the Company in general meeting.

(c)                                  Compensation or payment for loss of office

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(d)                                 Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(e)                                  Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

(f)                                   Disclosure of interest in contracts with the Company or any of its subsidiaries

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of Directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal in which the Director or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i)                                     the giving to such Director or any of his associates of any security or indemnity in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)                                  the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)                               any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv)                              any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(A)                               the adoption, modification or operation of any employees’ share scheme or any share incentive scheme or share option scheme under which the Director or any of his associates may benefit;

(B)                               the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or any of his associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v)                                 any contract or arrangement in which the Director or any of his associates is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(g)                                  Remuneration

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Directors, or the Company in general meeting or by the Directors, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director, who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

(h)                                 Retirement, appointment and removal

The Directors shall have power from time to time and at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by resolution of members remove any Director (including a Managing Director or other executive Director) before the expiration of his period of office notwithstanding anything in the Articles of Association or in any agreement between the Company and such Director (but without prejudice to any claim for compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director). The Company may by resolution of members appoint another person in his place. Any Director so appointed shall hold office during such time only as the Director in whose place he is appointed would have held the same if he had not been removed. The Company may also by resolution of members elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. No person shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless, during the period, which shall be at least seven days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, there has been given to the Secretary of the Company notice in writing by a member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(i)                                     if he resigns his office by notice in writing to the Company at its registered office or its principal office in Hong Kong;

(ii)                                  if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Directors resolve that his office be vacated;

(iii)                               if, without leave, he is absent from meetings of the Directors (unless an alternate Director appointed by him attends) for 12 consecutive months, and the Directors resolve that his office be vacated;

(iv)                              if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v)                                 if he ceases to be or is prohibited from being a Director by law or by virtue of any provision in the Articles of Association;

(vi)                              if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) for the time being then in office; or

(vii)                           if he shall be removed from office by a resolution of members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

(i)                                    Borrowing powers

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled amounts owing on the shares in the Company or any part thereof.

The rights of the Directors to exercise these powers may only be varied by a special resolution of members of the Company.

(j)                                    Proceedings of the Board

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world.  Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

2.2                               Alteration to constitutional documents

No alteration or amendment to the Memorandum of Association or Articles of Association may be made except by special resolution of members of the Company.

2.3                               Variation of rights of existing shares or classes of shares

If at any time the authorised shares of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution of members of the Company passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy or duly authorised representative) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

2.4                               Alteration to the number of shares the Company is authorised to issue

The members of the Company may from time to time by resolution of members increase the maximum number of shares that the Company is authorised to issue.

The Company may from time to time by resolution of members:

(a)                                 consolidate and divide all or any of its shares into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Directors for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company’s benefit;

(b)                                 cancel any shares which at the date of the passing of the resolution of members of the Company have not been taken or agreed to be taken by any person, and diminish the maximum number of shares the Company is authorised to issue by the number of the shares so cancelled subject to the provisions of the Companies Act; and

(c)                                  sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Act, and so that the resolution of members whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the company has power to attach to unissued or new shares, provided that where shares are consolidated or sub-divided, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

2.5                               Special resolution — majority required

A “special resolution of members” is defined in the Articles of Association to mean a resolution passed by a majority of not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 days’ notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, a “resolution of members” is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes a resolution approved in writing by all the members of the Company aforesaid.

2.6                               Voting rights

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting where a show of hands is allowed, every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) shall have on vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register of members of the Company.

Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote by any person authorised in such circumstances to do so and such person may vote by proxy.

Save as expressly provided in the Articles of Association or as otherwise determined by the Directors, no person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member of the Company), or to be counted in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting is to be decided by way of a poll save that the Chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

If a recognised clearing house (or its nominee) is a member of the Company it may authorise such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise as if such person were an individual member of the Company holding the number and class of shares specified in such authorisation.

2.7                               Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Stock Exchange may authorise) shall elapse between the date of one annual general meeting of the Company and that of the next.

2.8                               Accounts and audit

The Directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions and otherwise in accordance with the Companies Act.

The Directors shall from time to time determine whether, and to what extent, and at what times and places and under what conditions, the accounts and books of the Company, or any of them, shall be open to the inspection of members of the Company (other than a Director) and no such member (not being a Director) shall have any right to inspect any accounts or books or documents of the Company except as conferred by the Companies Act or as authorised by a resolution of the Directors.

The Directors shall, commencing with the first annual general meeting, cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date at which the profit and loss account is made up and a Director’s report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company’s affairs as at the end of such period, an auditor’s report on such accounts and such other reports and accounts as may be required by law. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The removal of an auditor before the expiration of his period of office shall require the approval of an ordinary resolution of the members in general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

2.9                               Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution of members shall be called by notice of not less than 21 days and any other extraordinary general meeting shall be called by not less than 14 days. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution of members shall specify the intention to propose the resolution as a special resolution of members. Notice of every general meeting shall be given to the auditors and all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a)                                 in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b)                                 in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a)                                 the declaration and sanctioning of dividends;

(b)                                 the consideration and adoption of the accounts and balance sheets and the reports of the Directors and the auditors and other documents required to be annexed to the balance sheet;

(c)                                  the election of Directors in place of those retiring;

(d)                                 the appointment of auditors;

(e)                                  the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the auditors;

(f)                                   the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing shares and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g)                                  the granting of any mandate or authority to the Directors to repurchase securities of the Company.

2.10                        Transfer of Shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve which is consistent with the standard form of transfer as prescribed by the Stock Exchange.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The Directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any shares unless:

(a)                                 the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)                                 the instrument of transfer is in respect of only one class of shares;

(c)                                  the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)                                 in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)                                  the shares concerned are free of any lien in favour of the Company; and

(f)                                   a fee of such maximum as the Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

If the Directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice (or on 6 business days’ notice in the case of a rights issue) being given by advertisement published on the Stock Exchange’s website or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers, be suspended and the register of members of the Company closed at such times for such periods as the Directors may from time to time determine, provided always that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by resolution of members determine provided that such period shall not be extended beyond 60 days in any year). In the event that there is an alteration of book closure dates, the Company shall give at least 5 business days’ notice before the announced closure, or the new closure, whichever is earlier. If, however, there are exceptional circumstances (e.g. during a Number 8 or higher typhoon signal and black rainstorm warning) that render the giving of such publication of advertisement impossible, the Company shall comply with these requirements as soon as practicable.

2.11                        Power of the Company to purchase its own Shares

The Company is empowered by the Companies Act and the Articles of Association to purchase its own shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange and the SFC of Hong Kong.

The Directors shall not, unless permitted pursuant to the Companies Act, purchase any of the shares in the Company unless immediately after such purchase the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

2.12                        Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

2.13                        Dividends and other methods of distributions

Subject to the Companies Act and Articles of Association, the Directors may, by resolution of directors, declare a dividend in any currency if they are satisfied, on reasonable grounds that, immediately after the payment of the dividend, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The Directors may from time to time pay to the members of the Company such interim dividends as appear to the Directors to be justified by the profits of the Company. The Directors may also pay half-yearly or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend shall carry interest against the Company.

Whenever the Directors or the Company in general meeting have resolved that a dividend be paid or declared on the shares in the Company, the Directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Company may upon the recommendation of the Directors by resolution of members resolve in respect of any one particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Company to elect to receive such dividend in cash in lieu of such allotment.

Unless otherwise directed by the Directors, any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the Directors and shall revert to the Company.

The Directors may, with the sanction of the resolution of members of the Company, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the Directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

2.14                        Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person who must be an individual as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form that complies with the Listing Rules as the Directors may from time to time approve provided that it shall enable a member of the Company to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates. The instrument of proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates provided that the meeting was originally held within 12 months from such date.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing, or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

The instrument appointing a proxy and (if required by the Directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

2.15                        Calls on Shares and forfeiture of Shares

The Directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days’ notice specifying the time and place of payment and to whom such payment shall be made) pay to the person at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments and shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the Directors may prescribe from the date of forfeiture until payment, and the Directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

2.16                        Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them. The register may, on 14 days’ notice being given by advertisement published on the Stock Exchange’s website, or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association or by advertisement published in the newspapers be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Company may by resolution of members determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

2.17                        Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one member of record the quorum shall be that one member present in person or by proxy.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney, authorise such person as it thinks fit to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph 2.3 above.

2.18                        Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

2.19                        Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the amounts paid up on the shares in the Company, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the nominal value of such shares, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the amounts paid up on the issued shares in the Company at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the nominal value of such shares at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may, with the authority of a special resolution of members of the Company and any other sanction required by the Companies Act, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members of the Company. The liquidator may, with the like authority or sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Company as the liquidator, with the like authority or sanction and subject to the Companies Act, shall think fit, but so that no member of the Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

2.20                        Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspapers or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, giving notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

B.                                    Summary of BVI company law and taxation

1                                         Introduction

The Companies Act is derived, to a large extent, from English corporate legislation, although there are significant differences between the Companies Act and English corporate legislation. Set out below is a summary of certain provisions of the Companies Act, although this summary does not purport to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

2                                         Incorporation

The Company was incorporated in the BVI as BVI Business Company on January 6, 2010 under the Companies Act. The Company is required to pay an annual fee to the Registrar of Corporate Affairs in the BVI which is based on the number of shares the company is authorised to issue.

3                                         Shares

One of the major features of the Companies Act is that the concept of share capital has been abolished.

Instead, a company limited by, or otherwise authorised to issue shares, can now simply state in its memorandum of association the maximum number and classes of shares that the company is authorised to issue. Companies may also divide their shares (including those shares already in issue) into a larger number of shares or combine them into a smaller number of shares in the same class or series, provided that the maximum number of shares the company is permitted to issue is not exceeded. On any such division or combination of shares the aggregate par value (if any) of the new shares must be equal to the aggregate par value of the original shares.

The directors of a company can, at their discretion, issue shares in registered or bearer form (although in order to issue bearer shares there must be an express authorisation in the memorandum of association and such bearer shares must be held by an approved custodian) for such consideration and on such terms as they may determine.

Shares can be issued for consideration in any form, provided such consideration is not less than par value where the share is a par value share.

If so authorised by its memorandum of association, a company can issue more than one class of shares and, if so, the memorandum of association must also specify the rights, privileges, restrictions and conditions which attach to each class.

The Companies Act provides that companies may issue redeemable shares, shares with no rights, limited rights or preferential rights to share in distributions, or shares with no or special or limited or conditional voting rights. They may also, subject to their memorandum of association and articles of association, issue bonus shares, partly or nil paid shares, and fractional shares.

The Companies Act provides that a company may purchase, redeem or otherwise acquire its own shares, either in accordance with the procedure set out in the Companies Act, or any other procedure as provided for in the memorandum of association and articles of association of the company.

Under the provisions in the Companies Act, the directors may make an offer for the company to purchase, redeem or otherwise acquire shares in the company provided that the offer is either (a) to all shareholders and would, if successful, leave the relative voting and distribution rights unaffected, or (b) to one or more shareholders and consented to in writing by all shareholders, or is otherwise permitted by the memorandum of association or articles of association. Where the offer is to one or more shareholders, the directors must pass a resolution to the effect that in their opinion the purchase, redemption or other acquisition would benefit the remaining shareholders, and the proposed offer is fair and reasonable to the company and the remaining shareholders.

Where an acquisition by a company of its own shares would be treated as a distribution, the conditions imposed on distributions (detailed in paragraph 5 below) must be met. The purchase, redemption or other acquisition by a company of its own shares is not deemed to be a distribution where it is effected pursuant to, inter alia, a right of a shareholder to have his shares redeemed or exchanged for money or other property of the company or where the share is redeemable at the option of the company.

4                                         Financial Assistance

There is no statutory restriction in the BVI on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of due care, skill and diligence that they are acting in good faith, for a proper purpose and in the interests of the company, that such assistance can be given.

5                                         Dividends and distributions

The directors of a company may only declare a distribution by the company if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test set out in section 57(1) of the Companies Act.A company satisfies the solvency test if the value of its assets exceeds its liabilities and it is able to pay its debts as they fall due.

6                                         Shareholders’ Remedies

The Companies Act has introduced a series of remedies available to shareholders. Where a company engages in activity which breaches the Companies Act or the company’s memorandum of association and articles of association, the court can issue a restraining or compliance order. Shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for shareholders’ remedies has also been incorporated into the Companies Act - where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order on such conduct.

7                                         Mergers and Consolidations

Under the Companies Act two or more companies, each a “constituent company”, may merge or consolidate.

A merger involves merging two or more companies into one of the constituent companies that will remain as the surviving company and a consolidation involves two or more companies consolidating into a new company. Subject to the memorandum of association and articles of the company a merger or consolidation must be authorised by a resolution of shareholders of every class of shares entitled to vote on the merger.

There are differing procedures depending on the type of merger that is taking place. Under the Companies Act a merger may occur between any of the following:

(a)                                 Two or more companies incorporated under the Companies Act;

(b)                                 One or more companies incorporated under the Companies Act and one or more companies incorporated under the laws of a jurisdiction outside the BVI where the BVI company is the surviving entity;

(c)                                  One or more companies incorporated under the Companies Act and one or more companies incorporated under the laws of a jurisdiction outside the BVI where the foreign company is the surviving entity;

(d)                                 A parent company and one or more of its subsidiaries where the companies are incorporated under the Companies Act;

(e)                                  A parent company and one or more of its subsidiaries where one or more of the companies are incorporated under the Companies Act, one or more are incorporated under the laws of a jurisdiction outside the BVI and where the BVI company is the surviving company; or

(f)                                   A parent company and one or more if its subsidiaries where one or more of the companies are incorporated under the Companies Act, one or more are incorporated under the laws of a jurisdiction outside the BVI and where the foreign company is the surviving entity.

Under the Companies Act, a shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from:

(a)                                 A merger, if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares;

(b)                                 A consolidation, if the company is a constituent company.

The Companies Act sets out the procedure that must be followed in effecting dissenters’ rights. Ultimately, if the company and the dissenter fail to agree on the price to be paid for the shares owned by the dissenter, then the statutory procedure provides that the fair value of the shares owned by the dissenter is fixed by three appraisers.

8                                         Redemption of minority shares

Under the Companies Act and subject to the memorandum of association or articles of association of a company, shareholders of a company holding 90 per cent of the votes of the outstanding shares entitled to vote; and shareholders of a company holding 90 per cent of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining shareholders. Upon receiving this direction, the company must redeem the shares it has been directed to redeem and must give written notice to each shareholder stating the redemption price and the manner by which the redemption will be effected.

The shareholders having their shares compulsorily redeemed are entitled to receive fair value for their shares and may dissent from the compulsory redemption. The Companies Act sets out the procedure that must be followed in effecting dissenters’ rights. Ultimately, if the company and the dissenter fail to agree on the price to be paid for the shares owned by the dissenter, then the statutory procedure provides that the fair value of the shares owned by the dissenter is fixed by three appraisers.

9                                         Disposal of assets

Under the Companies Act and subject to the memorandum of association or articles of association of a company, any sale, transfer, lease, exchange or other disposition, other than a mortgage, charge or other encumbrance or the enforcement thereof, of more than 50 per cent in value of the assets of the company, if not made in the usual or regular course of the business carried on by the company, requires the approval of the shareholders.

The Companies Act sets out the procedure that must be followed in relation to effecting such a disposal.

10                                  Accounting and auditing requirements

The Companies Act requires that a company shall cause to be kept proper books of account that (a) are sufficient to show and explain the company’s transactions; and (b) will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

11                                  Register of shareholders

A BVI Business Company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or outside of the BVI, as its directors may, from time to time, think fit. However either the register of members or a copy of the register of members of the BVI Business Company has to be kept at the office of its registered agent in the BVI.

There is no mandatory requirement under the Companies Act for a company to make any filings of shareholder information to the Registrar of Corporate Affairs in the BVI. The names and addresses of the shareholders are, accordingly, not a matter of public record and are not available for public inspection.

12                                  Inspection of books and records

Subject to the Companies Act, a shareholder of a company will have general right under the Companies Act to inspect or obtain copies of the register of members, the register of directors and minutes of meetings and resolutions of members and of those classes of members of which he is a member. However, subject to the company’s memorandum of association and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document (or part of a document) refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

13                                  Special resolutions

The Companies Act does not define “special resolution.” However a company’s memorandum of association and articles of association may make provisions for varying threshold levels of votes required to pass a resolution and require that certain matters may only be approved if passed by a certain percentage of votes.

14                    Subsidiary owning shares in parent

The Companies Act does not prohibit a BVI company acquiring and holding shares in its parent company. The directors of any subsidiary making such acquisition must discharge their duties of care and to act honestly and in good faith and in what the director believes to be in the best interests of the company.

Under the Companies Act:

(a)                  a director of a company that is a wholly-owned subsidiary may, when exercising powers or performing duties as a director, if expressly permitted to do so by the memorandum of association and articles of association of the company, act in a manner which he believes is in the best interests of that company’s holding company even though it may not be in the best interests of the company.

(b)                  a director of a company that is a subsidiary, but not a wholly-owned subsidiary, may, when exercising powers or performing duties as a director, if expressly permitted to do so by the memorandum of association or articles of association of the company and with the prior agreement of the shareholders, other than its holding company, act in a manner which he believes is in the best interests of that company’s holding company even though it may not be in the best interests of the company.

(c)                   a director of a company that is carrying out a joint venture between the shareholders may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, if expressly permitted to do so by the memorandum of association or articles of association of the company, act in a manner which he believes is in the best interests of a shareholder or shareholders, even though it may not be in the best interests of the company.

15                    Indemnification

BVI law in general does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, subject to the conditions set out in the Companies Act (e.g. the officer or director has acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, that officer or director had no reasonable cause to believe that his conduct was unlawful).

16                    Liquidation

A company is placed in liquidation either by an order of the court or by a resolution of directors or shareholders. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company’s liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

17                    Stamp duty on transfers

No stamp duty is payable in the BVI on transfers of shares of BVI companies.

18                    Taxation

Companies incorporated or registered under the Companies Act are currently exempt from income and corporate tax. In addition, the BVI currently does not levy capital gains tax on companies incorporated or registered under the Companies Act.

19                    Exchange control

There are no exchange control regulations or currency restrictions in the BVI.

20                    General

Maples and Calder, our Company’s legal advisers on BVI law, have sent to our Company a letter of advice summarising aspects of BVI company law. This letter, together with a copy of the Companies Act, is available for inspection as referred to in Appendix VI — “Documents Available for Inspection.” Any person wishing to have a detailed summary of BVI company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(a)                   FURTHER INFORMATION ABOUT OUR COMPANY

(A)                 Incorporation

Our Company was established under the laws of the BVI as a limited liability company on January 6, 2010. Our Company [has registered] as a non-Hong Kong company under Part XI of the Companies Ordinance since       and our place of business in Hong Kong is at Room 2205, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong. Mr. Wong Wah On Edward and Mr. Yue Ming Wai Bonaventure have been appointed as the authorized representatives of our Company for the acceptance of service of process and notices in Hong Kong.

As our company was incorporated in the BVI, our corporate structure and Articles of Association are subject to the relevant laws and regulations of the BVI. A summary of the relevant provisions of our Articles of Association and a summary of certain relevant aspects of the laws and regulations of the BVI is set out in Appendix IV — “Summary of the Constitution of Our Company and British Virgin Islands Companies Law.”

(B)                 Changes in the Share Capital of our Company

Pursuant to the resolutions in writing [passed] by the Directors on      , 2013:

(a)                  the authorized share capital of our Company was changed from US$50,000 divided into 50,000 ordinary shares of US$1.00 each to HK$100,000,000 divided into 1,000,000,000 Shares of HK$0.1 each;

(b)                  all issued shares of US$1.00 each were repurchased from CHNR and cancelled; and

(c)                   a total of 124,554,580 Shares of HK$0.1 each were issued to CHNR.

Save as disclosed herein, there has been no alteration in the share capital of any member of our Group during the two-year period immediately preceding the date of this listing document.

(C)                Written Resolutions of the Sole Shareholder Dated      , 2013

Pursuant to the resolutions in writing [passed] by the then sole Shareholder on      , 2013:

(a)                  our Company approved and adopted our Articles of Association conditional upon Listing;

(b)                  the exercise by the Directors during the “relevant period” (as defined below in this paragraph) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the relevant period was approved, provided that the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the resolution other than pursuant to:

(i)                      a “rights issue” (as defined below in this paragraph); or

(ii)                   any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares shall not exceed the aggregate of:

(I)                     20 per cent. of the aggregate nominal amount of the Shares in issue as at the date on which dealings in the Shares commence on the Stock Exchange; and

(II)                the aggregate nominal amount of any Shares repurchased by the Company under the share repurchase mandate (up to a maximum equivalent to 10% of the aggregate nominal amount of Shares in issue as at the date on which dealings in the Shares commence on the Stock Exchange); and

for the purpose of this paragraph:

(i)                      “relevant period” means the period from the passing of the resolution until the earliest of:

a.                       the conclusion of the next annual general meeting of the Company; and

b.                       the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

c.                        the revocation or variation of the authority given by ordinary resolution of the Shareholders in general meeting; and

(ii)                   “rights issue” means an offer of Shares to holders of Shares on the register on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong); and

(c)                   the exercise by the Directors during the “relevant period” (as defined below in this paragraph) of all the powers of the Company to make share repurchases on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, was approved, provided that the aggregate nominal amount of the Company’s Shares which may be repurchased pursuant to such approval shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date on which dealings in the Shares commence on the Stock Exchange; and

for the purpose of this paragraph:

(i)                  “relevant period” means the period from the passing of the resolution until the earliest of:

a.                       the conclusion of the next annual general meeting of the Company;

b.                       the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

c.                        the revocation or variation of the authority given by ordinary resolution of the Shareholders in general meeting; and

(ii)                    references to “Shares” include securities which carry a right to subscribe for or purchase shares.

(b)                   SHARE OPTION SCHEME

The following is a summary of principal terms of the Share Option Scheme of our Company conditionally [approved] by a resolution of the then sole Shareholder passed on      , 2013 (the “Adoption Date”). The terms of the Share Option Scheme are in compliance with the provisions of Chapter 17 of the Listing Rules.

Purpose

The purposes of the Share Option Scheme are to provide incentives to participants to contribute to our Company through the grant of option(s) to subscribe for Shares (“Options”) and to enable our Company to recruit high caliber employees and attract or retain human resources that are valuable to our Group.

Eligibility of participants

Eligible participant (“Eligible Participant”) means (a) any employee, director or consultant of the Company or any subsidiary; or (b) any other person who has contributed to the success of the Listing, in each case, as determined by the Board. The eligibility of an Eligible Participant will be determined by the Board with reference to his or her past and expected commitment and contribution to the Company and/or the subsidiaries of the Company.

Conditions of the Share Option Scheme

The Share Option Scheme of our Company shall come into effect on the date on which the following conditions are fulfilled:

(a)                  the passing of the resolution by our sole Shareholder to adopt and approve the Share Option Scheme and to authorise the Board to grant Options pursuant to the Share Option Scheme and to allot and issue Shares pursuant to the exercise of any Options; and

(b)                  the approval of the Listing Committee of the Stock Exchange for the listing of and permission to deal in our Shares to be allotted and issued pursuant to the exercise of Options in accordance with the terms of the Share Option Scheme; and

(c)                   the commencement of the dealing in the Shares on the Stock Exchange.

Maximum number of Shares

The maximum number of Shares in respect of which Options may be granted under the Share Option Scheme is that number which is equal to 10% of the issued share capital of our Company as at the Adoption Date, provided, however, that:

(a)                  the maximum number of Shares may be “refreshed” with the approval of our Shareholders in a general meeting up to a maximum of 10% of the issued share capital of our Company at the date of such Shareholders’ approval; and

(b)                  the total maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and any other share option scheme shall not exceed 30% of the issued share capital of our Company from time to time.

Maximum entitlement of each participant

Unless approved by our Shareholders in a general meeting (with the relevant participant and his associates abstaining from voting), no participant shall be granted an Option if the total number of Shares issued and to be issued upon exercise of the Options granted to such participant in any 12-month period up to the date of the latest grant would exceed 1% of the issued share capital of our Company at the time the Option is granted.

The maximum number of Shares referred to above will be adjusted, in such manner as the auditors for the time being of our Company or an independent financial adviser shall confirm in writing to the Board in accordance with the provisions relating to adjustment, in the event of any alteration in the capital structure of our Company whether by way of capitalization of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of our Company provided that no such adjustment shall be made in the event of an issue of Shares as consideration in respect of a transaction to which our Company or any of our subsidiaries is a party or an issue of shares pursuant to, or in connection with, any share option scheme, share appreciation rights scheme or any arrangement for remunerating or incentivizing any employee, consultant or adviser to the Company or any of our subsidiaries.

Offer and grant of Options and option period

On and subject to the terms of the Share Option Scheme, the Board shall be entitled from time to time on any day within 10 years after the Adoption Date to offer to grant to any participant as the Board may in its absolute discretion select and subject to such conditions (including but not limited to imposition of any performance target(s) and/or vesting scale) as the Board may think fit an Option to subscribe for such number of Shares (being a board lot or an integral multiple thereof) as the Board may determine at the subscription price.

An offer of the grant of an Option shall be made to a participant by letter in such form as the Board may from time to time determine specifying the number of Shares, the subscription price, any condition (including but not limited to imposition of any performance target(s) and/or vesting scale), the option period in respect of which the offer is made, the date by which the Option must be accepted being a date not more than 30 days after the offer date and further requiring the participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the Share Option Scheme. Such offer shall be personal to the participant concerned and shall not be transferable.

The option period, which is the period during which a grantee may exercise an Option, shall commence on the date on which the offer is accepted and in any event shall end not later than 10 years from the offer date but subject to the early termination provisions of the Share Option Scheme.

Granting Options to connected persons

An offer of the grant of an Option to a Director, chief executive or substantial Shareholder of our Company or any of their respective associates must be approved by our independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Options). Where any grant of Options to a substantial Shareholder or an independent non-executive Director, or any of their respective associates, would result in our Shares issued and to be issued upon exercise of all options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (a) representing in aggregate over 0.1% of our Shares in issue from time to time; and (b) having an aggregate value, based on the closing price of our Shares at the date of each grant, in excess of HK$5.0 million, such further grant of options must be approved by our Shareholders. All connected persons of our Company must abstain from voting in favor at such general meeting.

Offer period and number accepted

Any offer of the grant of an Option may be accepted or deemed to have been accepted in respect of less than the number of Shares in respect of which it is offered provided that it is accepted in respect of a board lot or an integral multiple thereof. To the extent that the offer of the grant of an Option is not accepted within 30 days from the date upon which it is made in the manner indicated in this paragraph, it will be deemed to have been irrevocably declined. An Option shall be deemed to have been granted and accepted and to have taken effect on the relevant offer date when the duplicate letter comprising acceptance of the offer of the grant of the Option duly signed by the grantee together with a remittance in favor of our Company of HK$1.0 by way of consideration for the grant thereof is received by our Company within the specified time period. Such remittance shall in no circumstances be refundable.

Restriction on the time of grant of Options

The Board shall not offer the grant of any Option to any participant after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, or after any inside information has come to the knowledge of the Company, until such price sensitive or inside information has been published or disclosed in accordance with the applicable laws, rules and regulations. In particular, no Option may be offered during the period commencing one month immediately preceding the earlier of:

(a)                  the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of our Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)                  the deadline for our Company to publish an announcement of our results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement.

Minimum holding period, vesting and performance target

On and subject to the terms of the Share Option Scheme, the Board may in its absolute discretion grant an Option to any participant subject to such conditions (including but not limited to imposition of any vesting and performance target(s) and/or minimum holding period) as the Board may think fit.

Subscription price

The subscription price in respect of any Option shall be a price determined by the Board and notified to a Share Option Scheme participant (subject to any adjustments made pursuant to the terms and conditions of the Share Option Scheme) which shall be the higher of:

(a)                  the closing price of our Shares as stated in the Stock Exchange daily quotations sheet on the relevant offer date, which must be a business day;

(b)                  the average closing price of our Shares as stated in the Stock Exchange’s daily quotations sheets for the five trading days immediately preceding the relevant offer date; and

(c)                   the nominal value of our Shares.

Exercise of Option

An Option may be exercised in whole or in part (but if in part only, in respect of a board lot or any integral multiple thereof) in the manner as set out in Share Option Scheme by the grantee (or his or her legal personal representative(s)) giving notice in writing to our Company stating that the Option is thereby exercised and specifying the number of Shares to be subscribed. Each such notice must be accompanied by a remittance for the full amount of the aggregate subscription price for our Shares in respect of which the notice is given. Within 21 days after receipt of the notice and the remittance and, where appropriate, receipt of the auditors’ certificate pursuant to Share Option Scheme, our Company shall allot and issue the relevant Shares to the grantee (or his or her legal personal representative(s)) credited as fully paid and issue to the grantee (or his or her legal personal representative(s)) a share certificate in respect of our Shares so allotted.

Save as provided in the Share Option Scheme, the Option may be exercised by the grantee, in accordance with the terms of the grant letter at any time or times during the option period provided that:

(a)                  in the event of the grantee ceasing to be an employee, Director or consultant of our Company or any subsidiary for any reason other than his or her death or disability or the termination of his or her employment on one or more of the grounds specified in the Share Option Scheme, the grantee may exercise the Option that has vested at the date of cessation of his or her employment (to the extent not already exercised) within the period of one month following the date of such cessation, which date shall be the last actual working day of his employment with our Company or the relevant subsidiary whether payment in lieu of notice is made or not (if applicable);

(b)                  in the event that the grantee ceases to be an employee, Director or consultant of our Company or any subsidiary by reason of death and none of the events which would be a ground for termination of his employment under the Share Option Scheme has occurred, the legal personal representative(s) of the grantee shall be entitled within a period of one year from the date of death (or such longer period as the Board may determine) to exercise the Option in full (to the extent not already exercised);

(c)                   in the event that the grantee ceases to be an employee, Director or consultant of our Company or any subsidiary by reason of disability and none of the events which would be a ground for termination of his employment under the Share Option Scheme has occurred, for the purposes of Option vesting only, the grantee shall be treated as if his her employment with the Company or the relevant subsidiary continued for the lesser of: (i) three years after the date of disability; and (b) the remaining term of the Option, and during such time the Option shall continue to vest and remain exercisable;

(d)                  if a general offer (whether by way of take-over offer, share repurchase offer or otherwise in like manner but other than by way of scheme of arrangement) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or in concert with the offeror) and such offer becomes, or is declared, unconditional, the grantee shall be entitled to exercise the Option in full (to the extent not already exercised) to its full extent by giving notice to the Company at any time after the general offer becomes or is declared unconditional and up to the close of such offer;

(e)                   in the event a general offer for Shares by way of scheme of arrangement is made by any person to all the Shareholders and has been approved by the necessary number of Shareholders at the requisite meetings, the Grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent by giving notice to the Company at any time after the meetings whereby the scheme is approved and up to the record date for determining entitlements under such scheme of arrangement;

(f)                    in the event a notice is given by the Company to the Shareholders to convene a Shareholders´ meeting for the purpose of approving a resolution to voluntarily wind-up the Company, the Company shall give notice thereof to all the grantees on the same day as it dispatches to the Shareholders the notice convening the meeting and, each grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent by giving notice to the Company, such notice to be given not later than three business days prior to the date of the proposed meeting. The Company shall as soon as possible and in any event no later than two business days immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise of the Option, credited as fully paid. With effect from the date two business days prior to the date of such meeting, the rights of all grantees to exercise their respective Options shall forthwith be suspended. If, for any reason, the resolution for the voluntary winding-up of the Company is not approved by the Shareholders, the rights of the grantees to exercise their respective Options shall be restored in full, to the extent that they had not been exercised at the date such rights were suspended, as if such resolution for the voluntary winding-up of the Company had not been proposed by the Company; and

(g)                   if, pursuant to the Companies Act, a compromise or arrangement (other than a scheme of arrangement) between our Company and our Shareholders and/or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of our Company or our amalgamation with any other company or companies, our Company shall give notice thereof to all grantees on the same date as we dispatch to each Shareholder and/or creditor of our Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee shall each grantee shall be entitled to exercise the Option (to the extent not already exercised) to its full extent by giving notice to the Company, such notice to be given not later than three business days prior to the date of the proposed meeting. The Company shall as soon as possible and in any event no later than two business days immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise of the Option, credited as fully paid. With effect from the date that is two business days before the date of such meeting, the rights of all grantees to exercise their respective Options shall forthwith be suspended. The Board shall endeavor to procure that the Shares issued upon the exercise of the Options in such circumstances shall for the purposes of such compromise or arrangement form part of the issued share capital of the Company on the effective date thereof and that such Shares shall in all respects be subject to such compromise or arrangement. If, for any reason, such compromise or arrangement is not approved by the relevant court (whether upon the terms presented to the relevant court or upon any other terms as may be approved by such court), the rights of the grantees to exercise their respective Options shall, with effect from the date of the making of the order by the relevant court and to the extent they had not been exercised at the date such rights were suspended, be restored in full as if such compromise or arrangement had not been proposed by the Company.

Ranking of Shares

Voting, dividend, transfer and other rights, including but not limited to rights arising on liquidation of the Company, shall not attach to the Options themselves. However, the Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Articles of Association for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of exercise, and accordingly will entitle the holders to participate in all dividends and other distributions paid or made on or after the date of exercise other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the date of exercise.

Life of Share Option Scheme

Subject to relevant terms of the Share Option Scheme, the Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be offered but the provisions of the Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme.

Administration

The Share Option Scheme of our Company shall be subject to the administration of the Board whose decision (save as otherwise provided) shall be final and binding on all parties.

Lapse of Options

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a)              the expiry of the option period;

(b)              the expiry of any of the periods in relation to the exercise of the Option;

(c)               subject to relevant terms in the Share Option Scheme, the date of the commencement of the winding-up of our Company;

(d)              the date on which the grantee ceases to be an employee, Director or consultant of our Company or any of our subsidiaries by reason of the termination of his or her employment or service on any one or more of the grounds that he or she has been guilty of serious misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or (if so determined by the Board or the board of directors of the relevant subsidiary) on any other grounds on which an employer or principal would be entitled to terminate his or her employment or service at common law or pursuant to any applicable laws or under the grantee’s service contract with our Company or the relevant subsidiary. A resolution of the Board to the effect that the employment or service of a grantee has or has not been terminated on one or more of the grounds specified above shall be conclusive; and

(e)               the date on which the grantee commits a breach of the terms and conditions in relation to transferability.

Adjustment

In the event of any alteration in the capital structure of our Company whilst any Option remains exercisable, whether by way of capitalization of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of our Company in accordance with applicable laws and regulatory requirements (other than an issue of Shares as consideration in respect of a transaction to which our Company or any of our subsidiaries is a party or an issue of shares pursuant to, or in connection with, any share option scheme, share appreciation rights scheme or any arrangement for remunerating or incentivizing any employee, consultant or adviser to the Company or any subsidiary), such corresponding adjustments (if any) shall be made to:

(a)              the number or nominal amount of Shares, the subject matter of the Option (insofar as it is unexercised);

(b)              the maximum number of Shares in respect of which Options may be granted under the Share Option Scheme;

(c)               the subscription price; and/or

(d)              the method of exercise of the Option,

as the auditors or an independent financial adviser shall confirm in writing to the Board that the adjustments satisfy the requirements set out in the note to Rule 17.03(13) of the Listing Rules or otherwise comply with the Listing Rules or other rules, practices, directions, future guidance or interpretation of the Listing Rules of or issued by the Stock Exchange in force from time to time. Any such adjustments shall give the Share Option Scheme participant the same proportion of the equity capital of the Company and any adjustments to the advantage of the Share Option Scheme participant to the exercise price or to the number of Shares subject to the Options must be approved by the Shareholders in general meeting, and no adjustment may be made to the extent that Shares would be issued at less than their nominal value. The capacity of the auditors or the independent financial adviser is that of experts and not of arbitrators and their certification shall be final and binding on our Company and the grantees in the absence of manifest error. The costs of the auditors or the independent financial adviser shall be borne by the Company.

Share capital

The exercise of any Option shall be subject to the Shareholders of our Company in general meeting approving any necessary increase in the authorized share capital or our Company. Subject thereto, the Board shall make available sufficient authorized but unissued share capital of our Company to meet subsisting requirements on the exercise of Options.

Cancellation of Options not exercised

The Board may at any time with the consent of and on such terms as may be agreed with the relevant grantee cancel Options previously granted to but not yet exercised by the grantee. Where any Option is cancelled and new Option is intended to be granted to the same Share Option Scheme participant, the Share Option Scheme must have available unissued Options (excluding the cancelled Option(s)) within the maximum number of Shares as aforementioned.

Termination of Share Option Scheme

Our Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered but the provisions of the Share Option Scheme shall remain in force in all other respects. All Options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the Share Option Scheme.

Transferability of Options

An Option shall be personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any Option or attempt so to do, except with the prior written consent of the Board from time to time.

Amendment of Share Option Scheme

The Share Option Scheme may be altered in any respect by resolution of the Board except that the amendments shall not affect adversely any rights which have accrued to any grantee and provided that the specific provisions in the Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules shall not be altered to the advantage of grantees or prospective grantees except with the prior sanction of a resolution of our Shareholders in a general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of the Options granted shall be subject to the approval of our Shareholders, save where the alterations take effect automatically under the existing terms of the Share Option Scheme. After any alteration, the amended terms of the Share Option Scheme must comply with the relevant requirements of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the Share Option Scheme shall be subject to the approval of our Shareholders in a general meeting.

(c)                                  PARTICULARS OF SUBSIDIARIES

Our principal subsidiaries are listed in note 1 to the Accountants’ Report set out in Appendix I — “Accountants’ Report of the Company” to this listing document.

(d)                                 FURTHER INFORMATION ABOUT OUR BUSINESS

A.                                    Summary of our material contracts

We have entered into the Deed of Non-Competition (not being a contract entered into in the ordinary course of business) within two years preceding the date of this listing document which is or may be material.

B.                                    Intellectual property rights

(a)                                 Trademarks

As at the Latest Practicable Date, our Company [had applied] for registration of the following trademarks:

Trademark	Name of Applicant	Class	Application Date	Application Number	Place of Application

	Hong Kong Smartact Limited	4, 16, 35, 37			Hong Kong

	Hong Kong Smartact Limited	4, 16, 35, 37			Hong Kong

	Hong Kong Smartact Limited	4, 16, 35, 37			Hong Kong

(b)                                 Domain names

As of the Latest Practicable Date, we had registered the following domain names:

Domain Name	Owner	Registration Date	Expiry Date

fsanthracite.com.hk	Hong Kong Smartact Limited	November 6, 2012	November 9, 2013
fsanthracite.com	Hong Kong Smartact Limited	November 6, 2012	November 6, 2014
fsanthracite.com.cn	Hong Kong Smartact Limited	November 6, 2012	November 6, 2014

Save as disclosed herein, there are no patents, trademarks or other intellectual property rights which are material in relation to our business.

(e)                                  DISCLOSURE OF INTERESTS

A.                                    Substantial shareholders

Immediately following completion of the Spin-off, so far as the Directors and our chief executive are aware, the following persons will have an interest or a short position in the Shares or underlying Shares which would fall to be disclosed to us and the Stock Exchange under the provisions of Divisions 2 and 3 of part XV of the SFO, or will be directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of our Company:

(a)                                 Long positions in the Shares or underlying Shares

Name of Shareholder	Number of Shares directly or indirectly held		Approximate percentage of issued share capital (%)

Feishang			58.1
Laitan Investments		(1)	58.1
Mr. Li Feilie		(2)	59.3
Rosetta Stone Capital Limited

(1)              Laitan Investments held 100% of the equity interests in Feishang. Accordingly, under the SFO, Laitan Investments was deemed to be interested in the       Shares held by Feishang.

(2)              Mr. Li Feilie held 100% of the equity interests in Laitan Investments. Accordingly, under the SFO, Mr. Li Feilie was deemed to be interested in the       Shares held by Feishang. Mr. Li Feilie also directly held       Shares.

(b)                                 Short positions in the Shares and underlying Shares — nil.

(c)                                  Interests in other members of our Company

Name of subsidiary	Name of shareholder	Amount of registered capital contributed	Approximate percentage of interest (%)

Baiping Mining	Yangpu Wanshun Energy Co. Ltd.(1)	RMB17,400,000	30
Guizhou Yongfu	Yangpu Wanshun Energy Co. Ltd.	RMB30,000,000	30

(1)                                 An Independent Third Party.

Save as disclosed herein, the Directors are not aware of any person who immediately following completion of the Spin-off will have an interest or a short position in Shares or underlying Shares which would be required to be disclosed to us and the Stock Exchange under the provisions of Divisions 2 and 3 of part XV of the SFO, or will be directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of our Company and are therefore regarded as substantial shareholders under the Listing Rules.

B.                                    Disclosure of our Directors’ interests

Immediately following completion of the Spin-off, the interests and short positions of each Director and chief executive of our Company in the shares, underlying shares and debentures of our Company and its associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO) or which will be required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein or which will be required to be notified to us and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors and Listed Issuers contained in the Listing Rules, will be as follows:

(a)                                 Interest in the share capital of the Company (all being long positions)

Director or Chief Executive	Type of interest	Number of Shares interested	Approximate percentage of issued share capital (%)

Mr. Li Feilie	Interests of controlled corporation		58.1
Mr. Li Feilie	Personal		1.2
Mr. Tam Cheuk Ho	Personal		1.1
Mr. Wong Wah On Edward	Personal		1.6

(b)                                 Interest in the share capital of Feishang (being the holding company of the Company and therefore an associated corporation of the Company)

Director or Chief Executive	Type of interest	Number of Shares interested	Approximate percentage of issued share capital (%)

Mr. Li Feilie	Interests of controlled corporation		100

(c)                                  Interest in the share capital of Laitan Investments (being the holding company of the Company and therefore an associated corporation of the Company)

Director or Chief Executive	Type of interest	Number of Shares interested	Approximate percentage of issued share capital (%)

Mr. Li Feilie	Personal		100

(d)                                 Interest in the share capital of CHNR (being a subsidiary of the Company’s holding company and therefore an associated corporation of the Company)

Director or Chief Executive	Type of interest	Number of Shares interested	Approximate percentage of issued share capital (%)

Mr. Li Feilie	Interests of controlled corporation		58.1
Mr. Li Feilie	Personal		1.2
Mr. Tam Cheuk Ho	Personal		1.1
Mr. Wong Wah On Edward	Personal		1.6

C.                                    Particulars of service contracts

Each Director [has entered] into a service contract with the Company for a term up to three years, subject to re-election and re-appointment.

D.                                    Directors’ remuneration

The aggregate amount of benefits in kind granted to our Directors and charged to the consolidated income statements in respect of each of 2010, 2011 and 2012 were approximately RMB17.0 million, nil and nil, respectively.

E.                                    Personal guarantees

Mr. Li Feilie has provided personal guarantees in favor of lenders in connection with banking facilities granted to us. See “Relationship with Our Controlling Shareholders — Independence from Our Controlling Shareholders — Financial Independence.”

F.                                     Connected transactions and related party transactions

Details of the connected transactions and related party transactions of the Company are set out in the section entitled “Connected Transactions” of this listing document and in the Accountants’ Report, the text which is set out in Appendix I — “Accountants’ Report of the Company” to this listing document, respectively.

G.                                   Disclaimers

Save as disclosed in this listing document:

(a)                                 none of the Directors or chief executive of our Company had any interests and short positions in the shares, underlying shares and debentures of our Company or any associated corporation (within the meaning of Part XV of the SFO) which will have to be notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO) or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or will be required, pursuant to the Model Code for Securities Transactions by Directors and Listed Companies to be notified to us and the Stock Exchange, in each case once our Shares are listed;

(b)                                 none of the Directors or any of the parties listed in the paragraph headed “Qualification of experts” in this Appendix is interested in our promotion, or in any assets which have, within the two years immediately preceding the issue of this listing document, been acquired or disposed of by or leased to us, or are proposed to be acquired or disposed of by or leased to our Company;

(c)                                  none of the Directors or any of the parties listed in paragraph headed “Qualification of experts” in this Appendix is materially interested in any contract or arrangement subsisting at the date of this listing document which is unusual in its nature or conditions or which is significant in relation to our business;

(d)                                 none of the parties listed in the paragraph headed “Qualification of experts” in this Appendix:

i.                                          is interested legally or beneficially in any shares in any member of our Group; or

ii.                                       has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of our Group; and

(e)                                  none of the Directors or their respective associates or any Shareholders of our Company (who to the knowledge of the Directors owns more than 5% of our issued share capital) has any interest in our five largest suppliers or our five largest customers.

(f)                                   OTHER INFORMATION

A.                                    Estate duty

We have been advised that no material liability for estate duty is likely to fall on our Company or any member of our Group in the BVI, Hong Kong and the PRC, being jurisdictions in which one or more of the companies comprising our Group were incorporated.

B.                                    Litigation

As of the Latest Practicable Date, save as disclosed in this listing document, our Company is not involved in any material litigation, arbitration or administrative proceedings. So far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

C.                                    Joint Sponsors

Each of the Joint Sponsors has declared its independence pursuant to Rule 3A.07 of the Listing Rules.

The Joint Sponsors have made an application on our behalf to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, our Shares in issue. All necessary arrangements have been made enabling the Shares to be admitted into CCASS.

D.                                    Preliminary expenses

Our estimated preliminary expenses are approximately HK$1.0 million and are payable by our Company.

E.                                    Compliance adviser

Our Company has agreed to appoint       to be the compliance adviser upon listing in compliance with Rule 3A.19 of the Listing Rules. Our Company expects to enter into a compliance advisers’ agreement with the compliance advisers prior to the Listing Date, the material terms of which are as follows:

(a)                                 our Company will appoint       as the compliance adviser for the purpose of Rule 3A.19 of the Listing Rules for a period commencing on the Listing Date and ending on the date on which our Company distributes its annual report incorporating financial results for the first full financial year commencing after the Listing Date in compliance with Rule 13.46 of the Listing Rules;

(b)                                 the compliance adviser will provide our Company with certain services, including providing our Company with proper guidance and advice as to compliance with the requirements under the Listing Rules and applicable laws, rules, codes and guidelines and to act as one of our Company´s principal channels with the Stock Exchange;

(c)                                  the compliance adviser will, as soon as reasonably practicable inform us of any amendment or supplement to the Listing Rules announced by the Stock Exchange from time to time, and of any amendment or supplement to the applicable laws and guidelines;

(d)                                 the Company will agree to indemnify the compliance adviser for certain actions against the losses incurred by the compliance adviser arising out of or in connection with the performance by the compliance adviser of their duties under the agreement, or any material breach by the Company of the provisions of the agreement, provided that the indemnity will not apply to an action or loss which is finally judicially determined to have been caused by the wilful default, fraud or gross negligence on the part of the compliance adviser;

(e)                                  our Company may terminate the appointment of the compliance adviser if its work is of an unacceptable standard (which cannot be resolved within 30 days); and

(f)                                   the compliance adviser may terminate their appointment by service of a notice to our Company.

F.                                     Qualification of experts

The qualifications of the experts who have given opinions in this listing document are as follows:

Name	Qualification

[Intentionally omitted]	Certified public accountants
Commerce & Finance Law Offices	Legal advisers to the Company as to PRC law
Maples and Calder	Legal advisers to the Company as to BVI law
Behre Dolbear Asia, Inc.	Competent Person

G.                                   No material adverse change

The Directors confirm that there has been no material adverse change in our financial or trading position since       and that no material changes have occurred since the date of the Competent Person’s Report up to the date of this listing document.

H.                                   Miscellaneous

Save as disclosed in this listing document, within the two years preceding the date of this listing document:

(a)                                 we have not issued nor agreed to issue any share or loan capital of any member of our Group fully or partly paid either for cash or for a consideration other than cash;

(b)                                 no share or loan capital of any member of our Group is under option or is agreed conditionally or unconditionally to be put under option;

(c)                                  we have not issued nor agreed to issue any founder Shares, management Shares or deferred Shares;

(d)                                 our Company has no outstanding convertible debt securities or debentures;

(e)                                  no commission, discount, brokerage or other special term has been granted in connection with the issue or sale of any capital of the Company; and

(f)                                   there is no arrangement under which future dividends are waived or agreed to be waived.

I.                                        Consents

Each of the experts as referred to in the paragraph headed “Qualification of experts” in this Appendix, has given and has not withdrawn their respective written consents to the issue of this listing document with the inclusion of their reports and/or valuation certificates and/or the references to their names included herein in the form and context in which they are respectively included.

J.                                      Sufficiency of foreign exchange

For holders of our Shares, cash dividends payments, if any, will be proposed by our Board and paid in Hong Kong dollars. Our Directors are of the view that we will have sufficient Hong Kong dollars to pay any cash dividends payments as they become due.

(g)                                 MATERIAL PROPERTIES

The following table sets forth certain information about the interests in the properties owned by or leased to us in the PRC as of      :

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

1 The mining site and various structures of the Dayun Coal Mine located at Jinqiao Village, Gaoping Township, Jinsha County, Bijie City, Guizhou Province, the PRC	Guizhou Dayun	The mining site & ancillary facilities for Dayun Coal Mine	[132,490.00]	[1,467.80] (excluding approximately 4,456.068 sq.m. under construction)

Jinsha County State-owned Land Resources Bureau (the “Bureau”) has confirmed:

(i)          As per the approval document issued by the People´s Government of Guizhou Province dated 31 December 2011, approval has been given for the land of the property, with a total site area of 132,490 sq.m., to be allocated to Guizhou Dayun for construction of the Dayun Mine. The Bureau is currently processing the change of land use from collective agricultural land to construction use land, and after completing this change, will issue the Certificate of State-owned Land Use of the property to Guizhou Dayun upon going through relevant procedures and the submitting of required documents by Guizhou Dayun.

(ii)       Guizhou Dayun is currently using a portion of the property with a site area of 120,326.0667 sq.m., which has been approved for temporary usage.

Pursuant to a confirmation letter issued by Jinsha County Housing and Urban Construction Bureau dated 22 April 2013, approval has been given for the usage of the temporary structures which are completed having a total gross floor area of 130.39 sq.m. and the temporary structures under construction having a total gross floor area of 5,793.478 sq.m. of the property.

Pursuant to a confirmation letter issued by Jinsha County Urban Planning Bureau dated 22 April 2013, the property does not fall within the town planning of Gaoping Township and is therefore basically not affected by the said construction planning.

						13 January 2014 in respect of the portion of the property with a site area of 120,326.0667 sq.m.	[None]	[None]	[None]	[Various structures with a total gross floor area of 4,456.068 sq.m. are under construction and expected to be completed in 2013.]	100%

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

2 The mining site and [14] structures of the Yongsheng Coal Mine located at Qianshun Village, Huajue Township, Jinsha County, Bijie City, Guizhou Province, the PRC	Guizhou Yongfu	The mining site, industrial production facilities, staff quarters, office & ancillary facilities for Yongsheng Coal Mine	[148,804.00]	[12,326.33]

Jinsha County State-owned Land Resources Bureau has given consent to the temporary usage of the property with a site area of 148,804.00 sq.m.

Pursuant to a confirmation letter issued by Jinsha County Housing and Urban Construction Bureau dated 22 April 2013, approval has been given for the usage of the temporary structures of the property having a total gross floor area of 12,326.33 sq.m.

Pursuant to a confirmation letter issued by Jinsha County Urban Planning Bureau dated 22 April 2013, the property does not fall within the town planning of Gaoping Township and Huajue Township and is therefore basically not affected by the said construction planning.

						27 December 2013	[None]	[None]	[None]	[None]	70%

3 The mining site and [29] structures of the Baiping Coal Mine located at Lianhe Village, Gaoping Township, Jinsha County, Bijie City, Guizhou Province, the PRC	Baiping Mining	The mining site, industrial production facilities, staff quarters, office & ancillary facilities for Baiping Coal Mine	[41,993.54]	[19,793.17]

Jinsha County State-owned Land Resources Bureau has given consent to the temporary usage of a portion of the property with a site area of 10,877 sq.m. and has given consent to the temporary usage of the remaining portion of the property with a site area of 31,116.54 sq.m.

Pursuant to a confirmation letter issued by Jinsha County Housing and Urban Construction Bureau dated 22 April 2013, approval has been given for the usage of the temporary structures of the property having a total gross floor area of 19,793.17 sq.m.

Pursuant to a confirmation letter issued by Jinsha County Urban Planning Bureau dated 22 April 2013, the property does not fall within the town planning of Gaoping Township and is therefore basically not affected by the said construction planning.

						30 May 2014 in respect of the portion of the property with a site area of 10,877 sq.m.; and 13 January 2014 in respect of the remaining portion.	[None]	[None]	[None]	[None]	70%

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

4 The mining site and [21] structures of the Dayuan Coal mine located at Pingdong Village, Xinfang Township, Nayong County, Bijie City, Guizhou Province, the PRC	Dayuan Coal	The mining site, industrial production facilities, staff quarters, office & ancillary facilities for Dayuan Coal Mine	[66,847.00]	[5,060.19] (excluding approximately 1,187.59 sq.m. under construction)

Nayong County State-owned Land Resources Bureau has given consent to the temporary usage of a portion of the property with a site area of 4,528.32 sq.m. and has given consent to the temporary usage of the remaining portion of the property with a site area of 62,318.68 sq.m.

Pursuant to a confirmation letter issued by Nayong County State-owned Land Resources Bureau dated 14 January 2013, Dayuan Coal is currently using a site area of 62,318.6809 sq.m. of the aforesaid remaining portion of the property, which has been approved for temporary usage.

Pursuant to two confirmation letters issued by Nayong County Housing and Urban Construction Bureau and Nayong County Urban Planning Bureau, both dated 7 April 2013, approvals have been given for the usage of the temporary structures of the property having a total gross floor area of 5,060.19 sq.m. and the temporary structures under construction having a gross floor area of 1,187.59 sq.m. of the property.

						19 February 2014 in respect of the portion of the property with a site area of 4,528.32 sq.m.; and 13 January 2015 in respect of the remaining portion.	[None]	[None]	[None]	[A complex with a gross floor area of 1,187.59 sq.m. is under construction and expected to be completed in 2013.]	99%

5 The mining site and [17] structures of the Gouchang Coal Mine located at Gouchang Village, Kunzhai Township, Nayong County, Bijie City, Guizhou Province, the PRC	Gouchang Coal	The mining site, industrial production facilities, staff quarters, office & ancillary facilities for Gouchang Coal Mine	[43,476.22]	[4,534.80]	Nayong County State-owned Land Resources Bureau has given consent to the temporary usage of a portion of the property with a site area of 11,329.35 sq.m. and has given consent to the temporary usage of the remaining portion of the property with a site area of 32,146.87 sq.m. Pursuant to two confirmation letters issued by Nayong County Housing and Urban Construction Bureau and Nayong County Urban Planning Bureau, both dated 7 April 2013, approvals have been given for the usage of the temporary structures of the property having a total gross floor area of 4,534.8 sq.m.	23 May 2014 in respect of the portion of the property with a site area of 11,329.35 sq.m.; and 13 January 2014 in respect of the remaining portion.	[None]	[None]	[None]	[None]	99%

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

6 The mining site and [18] structures of the Zhulinzhai Coal Mine located at Tianba Village, Xinhua Township, Liuzhi Special Zone, Liupanshui City, Guizhou Province, the PRC	Linjiaao Coal	The mining site, industrial production facilities, staff quarters, office & ancillary facilities for Zhulinzhai Coal Mine	[37,913.13]	[4,461.28]	Liuzhi Special Zone State-owned Land Resources Bureau has given consent to the temporary usage of a portion of the property with a site area of 5,014 sq.m. and has given consent to the temporary usage of the remaining portion of the property with a site area of 32,899.13 sq.m. Pursuant to the confirmation letter issued by Liuzhi Special Zone Housing and Urban Construction Bureau dated 25 March 2013, approval has been given for the usage of the temporary structures of the property having a total gross floor area of 4,461.28 sq.m.	25 November 2014 in respect of the portion of the property with a site area of 5,014 sq.m.; and 28 February 2015 in respect of the remaining portion.	[None]	[None]	[None]	[None]	99%

7 The mining site and [26] structures of the Liujiaba Coal Mine located at Tianba Village, Xinhua Township, Liuzhi Special Zone, Liupanshui City, Guizhou Province, the PRC	Xinsong Coal	The mining site, industrial production facilities, staff quarters, office & ancillary facilities for Liujiaba Coal Mine	[49,278.25]	[8,398.75]	Liuzhi Special Zone State-owned Land Resources Bureau has given consent to the temporary usage of a portion of the property with a site area of 2,369 sq.m. and has given consent to the temporary usage of the remaining portion of the property with a site area of 46,909.25 sq.m. Pursuant to the confirmation letter issued by Liuzhi Special Zone Housing and Urban Construction Bureau dated 25 March 2013, approval has been given for the usage of the temporary structures of the property having a total gross floor area of 8,398.75 sq.m.	4 February 2015 in respect of the portion of the property with a site area of 2,369 sq.m.; and 28 February 2015 in respect of the remaining portion.	[None]	[None]	[None]	[None]	99%

8 Units 1 to 3 on Level 25, Block B2, Phase 2, Qilong Central Business Building, Business and Financial District, Jinyang New District, Guiyang City, Guizhou Province, the PRC	Guizhou Puxin	The office, staff quarters, and ancillary facilities of Guizhou Puxin for use by the Company	[100.70]	[865.92]	3 Certificates of Building Ownership have been issued to Guizhou Puxin for office use of the property with a total gross floor area of 865.92 sq.m. 3 Certificates of State-owned Land Use Rights have been issued to Guizhou Puxin for commercial use of the property with a total apportioned site area of approximately 100.70 sq.m.	30 November 2043	[None]	[None]	[None]	[None]	100%

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

9 A unit located at No. 97 Changan Street, Jinsha County, Bijie City, Guizhou Province, the PRC	Guizhou Dayun	The office, staff quarters, and ancillary facilities of Guizhou Dayun for use by the Company	N/A	[109.72]	Leased by Guizhou Dayun pursuant to a tenancy agreement for a yearly rental of RMB20,000.	18 February 2015	[None]

[The landlord has not obtained title documents or other title certificates and therefore it cannot be confirmed whether the landlord has the right to lease the property to the Company for use.]

[The usage of the property has been changed from residential use to office use and it cannot be confirmed whether the interested owners have consented to the change.]

[The aforesaid change in the usage of the property has not been registered with the relevant PRC government administrative department. The Company may be required to submit the registration at the request of relevant authorities and will be subject to a fine should registration not take place within a specified period.]

[The tenancy agreement has not been submitted to the relevant PRC government administrative department for registration. The Company may be required to submit the registration at the request of relevant authorities and may be subject to a fine should registration not take place within a specified period.]

									[None]	[None]	100%

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

10 A unit located at No. 283 Luoma Street, Chengguan Town, Jinsha County, Bijie City, Guizhou Province, the PRC	Jinsha Juli	The office, staff quarters, and ancillary facilities of Jinsha Juli for use by the Company	N/A	[126.15]	Leased by Jinsha Juli pursuant to a tenancy agreement for a yearly rental of RMB5,000.	11 November 2013	[None]

[The usage of the property has been changed from residential use to office use and it cannot be confirmed whether the interested owners have consented to the change.]

[The aforesaid change in the usage of the property has not been registered with the relevant PRC government administrative department. The Company may be required to submit the registration at the request of relevant authorities and will be subject to a fine should registration not take place within a specified period.]

[The tenancy agreement has not been submitted to the relevant PRC government administrative department for registration. The Company may be required to submit the registration at the request of relevant authorities and may be subject to a fine should registration not take place within a specified period.]

									[None]	[None]	100%

11 A unit located at No. 1 Huang Shan Chong, Yunyan District, Guiyang City, Guizhou Province, the PRC	Guizhou Fuyuantong	The office and ancillary facilities of Guizhou Fuyuantong for use by the Company	N/A	[196.00]	Leased by Guizhou Fuyuantong pursuant to a tenancy agreement for a monthly rental of RMB1,000.	10 March 2014	[None]	[The landlord has not obtained title documents or other title certificates and therefore it cannot be confirmed whether the landlord has the right to lease the property to the Company for use.] [The tenancy agreement has not been submitted to the relevant PRC government administrative department for registration. The Company may be required to submit the registration at the request of relevant authorities and may be subject to a fine should registration not take place within a specified period.]	[None]	[None]	100%

Description and Location	Holding Entity	Use & Occupancy	Approximate Total Site Area (sq.m.)	Approximate Total Gross Floor Area (sq.m.)	Details of Approved Usage/Details of Lease	Expiry Date of Approved Temporary Usage/Land Use Rights/Rent Free Term/Lease	Restrictions on Use	Material Encumbrances	Material Environmental Issues, Litigation, Breaches, Defects	Plans for Construction Improvement in the Next 12 Months	Interest Attributable to the Company

12 Room 503C, Block B, Xinyingwan Anzhi District, Yangpu Economic Development Zone, Hainan Province, the PRC	Yangpu Dashi	The office of Yangpu Dashi for use by the Company	N/A	[38.00]	Yangpu Economic Development Zone Xinganzhong District Office Xinyingwan Neighbourhood Committee has agreed to provide the property to Yangpu Dashi for a rent free term of ten years.	22 March 2015	[None]	[The landlord has not obtained title documents or other title certificates and therefore it cannot be confirmed whether the landlord has the right to provide the property to the Company for use.]	[None]	[None]	100%

13 Room 1317, Level 13, Block C, Biyang Main Road Administrative Center, Bijie City, Guizhou Province, the PRC	Bijie Feishang	The registered office of Bijie Feishang	N/A	[21.60]	Guizhou Province Bijie Diqu Industrial and Energy Council has agreed to provide the property rent free to Bijie Feishang as its registered address	Undefined	[None]	[The landlord has not obtained title documents or other title certificates and therefore it cannot be confirmed whether the landlord has the right to provide the property to the Company for use.]	[None]	[None]	100%

14 Unit 01-H, Level 54, Shenzhen International Chamber of Commerce Centre, located at the intersection of Fuhua Third Road and Yitian Road, Futian District, Shenzhen, the PRC	Shenzhen Chixin	The office of Shenzhen Chixin for use by the Company	N/A	[106.00]	Leased by Shenzhen Chixin pursuant to a tenancy agreement for a term of 3 years for a monthly rental of RMB19,080 (year 1), RMB20,225 (year 2) and RMB21,439 (year 3).	30 April 2016	[None]	[The landlord has not obtained title documents or other title certificates and therefore it cannot be confirmed whether the landlord has the right to lease the property to the Company for use.]	[None]	[None]	100%

Our Directors confirm that none of our property interests is individually material to us in terms of income contribution or rental expense, the carrying amount of the single most valuable property interest owned by our Company is less than 15% of our total assets and no property interest owned by our Company is held by us for property activities.

APPENDIX VI	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Sullivan & Cromwell (Hong Kong) at 28th Floor, Nine Queen’s Road Central, Hong Kong during normal business hours up to and including the date which is 14 days from the date of this listing document:

(a)              the Memorandum of Association and the Articles of Association of our Company;

(b)              the Accountants’ Report of the Company prepared by Ernst & Young, the text of which is set out in Appendix I — “Accountants’ Report of the Company”;

(c)               the Accountants’ Report of Guizhou Puxin prepared by Ernst & Young, the text of which is set out in Appendix II — “Accountants’ Report of Guizhou Puxin”;

(d)              the Competent Person’s Report prepared by Behre Dolbear Asia, Inc. as set out in Appendix III — “Competent Person’s Report”;

(e)               the material contract referred to in Appendix V — “Statutory and General Information — Further Information About Our Business — Summary of Our Material Contracts”;

(f)                the written consents referred to in Appendix V — “Statutory and General Information — Other Information — Consents”;

(g)               the service agreements referred to in Appendix V — “Statutory and General Information — Disclosure of Interests — Particulars of Service Contracts”;

(h)              the letter of advice issued by Maples and Calder summarizing aspects of BVI company law, the text of which is set out in Appendix IV — “Summary of the Constitution of our Company and British Virgin Islands Companies Law”;

(i)                  the BVI Business Companies Act, 2004 (as amended);

(j)                 the rules of the Share Option Scheme; and

(k)              the PRC legal opinions dated       issued by Commerce & Finance Law Offices, the legal advisors to the Company as to PRC law in respect of certain aspects of our Company and the property interests of our Company.

VI-1